Form 10-K, Exhibit 13
period 1995-12-31
HANOVER BANCORP INC
filed 1996-03-11
CIK 713094

(front cover page)

HANOVER BANCORP, INC.


1995 ANNUAL REPORT
AND FORM 10-K

Managing Opportunities
While Maintaining Balance

   1    Financial Highlights
   2    Letter to Shareholders
   5    Managing Opportunities While Maintaining Balance
  11    Selected Consolidated Financial Data
  12 Distribution od Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Rate Spread
  13 Management's Discussion and Analysis of Financial Condition and Results of Operations
  33    Common Stock Market Prices and Dividends
  35    Report of Ernst & Young LLP,
  36    Consolidation Statements of Income
  37    Consolidated Balance Sheets
  38    Consolidated Statements of Shareholders' Equity
  39    Consolidated Statement of Cash Flows
  40    Notes to Consolidated Financial Statements
  56    Form 10-K
  64    Directors and Officers

FINANCIAL HIGHLIGHTS
(In Thousands, Except Ratios and Per Share Data)


                                                                     1995                  1994
FOR THE YEAR
    Interest income                                                $ 24,181                $ 20,311
    Interest expense                                                 11,409                   8,517
    Net interest income                                              12,772                  11,794
    Provision for loan losses                                           360                     125
    Income before income taxes                                        4,516                   4,504
    Income taxes                                                        960                   1,020
    Net income                                                        3,556                   3,484
    Cash dividends paid                                               1,243                   1,144
    Return on average assets                                           1.10%                   1.19%
    Return on average equity                                          11.62%                  12.34%

AT YEAR END
    Total assets                                                   $337,222                $308,354
    Loans (net)                                                     211,649                 189,898
    Deposits                                                        278,234                 251,752
    Shareholders' equity                                             32,862                  27,565
    Book value of Trust Department assets                           132,812                 135,849

PER COMMON SHARE DATA*
    Book value                                                    $   10.58                $   8.88
    Net income                                                         1.14                    1.12
    Cash dividends                                                      .41                     .37

* ALL PER COMMON SHARE DATA HAS BEEN ADJUSTED TO GIVE RETROACTIVE EFFECT TO THE 3 FOR 2 STOCK SPLIT PAID IN APRIL 1995 AND THE 5% STOCK DIVIDEND ISSUED IN APRIL 1994.

NATURE OF THE BUSINESS

    Hanover Bancorp, Inc. is a Pennsylvania, one-bank holding company with headquarters in Hanover, Pennsylvania. Bank of Hanover and Trust Company, the Corporation's wholly-own subsidiary, was incorporated in 1835 and is Hanover's oldest and only remaining independent financial institution. The Corporation's full service banking business is conducted through its subsidiary, which operates eleven branch offices in York and Adams Counties, Pennsylvania, and a loan production office in York, Pennsylvania. Hanover Bancorp's income is derived primarily from the operations of Bank of Hanover and Trust Company.

HANOVER BANCORP, INC.

TO OUR SHAREHOLDERS

    This year constitutes the culmination of a strategic plan begun in 1990-1991 with a very specific primary objective: to build a highly professional, competitive, profitable community banking franchise. In order to accomplish this objective, change and growth needed to be methodically and intentionally managed, beginning from a solid base. Our plan required significant up-front investment in facilities, technology and people. The confidence to invest in our future stemmed from our vision of the market.
We anticipated that significant competitive changes, primarily resulting from bank consolidations, would give a well-positioned community bank strategic competitive advantage. These anticipated changes in the market have, in fact, taken place. We are now beginning to see the return on our "positioning" investments.

   Earnings for the year ended December 31, 1995 were a record $3,556,000, an increase of 2.07 percent compared to $3,484,000 earned during 1994. Total assets as of December 31, 1995 were $337,222,000, up 9.36 percent from $308,354,000 on December 31, 1994. Total net loans increased 11.45 percent during the year, to $211,649,000 from $189,898,000 a year earlier. This increase incorporates the sale of $11,634,000 of principally mortgage loans in the secondary market. Total deposits were $278,234,000 at December 31, 1995 versus $251,752,000 a year earlier, an increase of 10.52 percent.

   Return on average assets and return on average shareholders' equity were
1.10 percent and 11.62 percent, respectively, on December 31, 1995, compared to 1.19 percent and 12.34 percent for December 31, 1994. Earnings per share for the year ended December 31, 1995 were $1.14, an increase of
1.79 percent compared to $1.12 for 1994. Cash dividends paid to shareholders during 1995 totaled $1,243,000 ($.40 per share), an 8.65 percent increase over the $1,144,000 ($.37 per share) paid in 1994.

   Please refer to the Management's Discussion and Analysis section of this annual report for a detailed review of our operating performance for 1995.

        During the past few years we have aggressively pursued growth opportunities. Our assets have grown from $246.1 million at year-end 1990 to $337.2 million as of December 31, 1995. Maintaining balance while pursuing these opportunities has been key to our performance. While growing, we have focused equally on traditional community banking values and sophisticated systems for "next generation banking"--high-tech and high-touch services. We believe we are successfully balancing the scales.

   Aggressive geographic expansion followed the contours of our natural market: York and Adams Counties, and the Hanover market that includes northern Carroll County, Maryland. In this five year period, an office relocation and a total of four new banking offices, including our full service regional office in Gettysburg, and eight new automated teller machines (ATMs) were established in locations convenient to the neighborhoods and work places of our customers. Over this period, the number of transactions grew 53 percent. By mid-year 1996, our expansion program will be complete with the opening of our York regional headquarters

(March, 1996) and the relocation of our South Hanover office.

   Effectively implemented automation should be seamless, and its process invisible to the customer. During 1996 we will have completed the automation of a variety of customer service processes begun over the past three years, including loans, deposits, and telebanking; as well as a variety of back office processes. The enhanced productivity resulting from these technological advances will position the Bank to handle significant increases in business volume without substantial investments for a few years.

   People are an indispensable element of our success. From 1990 to year-end 1995, Bank of Hanover nearly doubled its full time staff and upgraded the compensation system to attract and retain employees of the highest professional caliber. Staff growth has reached a plateau, but our emphasis upon training, skills development and productivity will continue.

    Facility expansion, systems automation, and personnel--the main factors influencing efficiency--are represented in "overhead expense". Expressed as a ratio, overhead expense as a percentage of net interest income plus non-interest income, will show our progress in efficiently managing overhead. Prior to our recent franchise expansion and technological enhancement phase, we maintained an enviable efficiency ratio in relation to our peer group. As a predictable result of our investments in growth, that ratio rose to 67% by the end of 1995. Our goal is to push back down through the 60% level as we move forward.
   In terms of capacity, the Bank is now positioned to meet customer needs throughout our market, which is characterized overall by economic diversity and strength. Our market also presents a number of important niche opportunities in the context of certain demographic changes: growth of the senior market, growth of the young professionals segment, low unemployment, increasing housing needs and entrepreneurial business expansion. Therefore, Bank of Hanover is targeting the following profitable market niches which are consistent with our mission and capabilities as an authentic community bank: _ Small business, _ Residential mortgage financing, _ Automobile financing, especially the pre-owned vehicles and indirect (dealer) financing markets, _ The over 50 - mature market, _ Investments and financial planning. Later in this report we'll discuss the strategic advantages we possess, as an authentic community bank, that position us to better serve these niche markets.

   We will continue to emphasize cross-marketing of the Bank's services in customer-responsive ways. This capability opens up significant and exciting possibilities, as we seek to build customer relationships. For a single customer, personal banking needs may naturally lead to financial planning, trust or business services--or any combination of services to meet any conceivable financial need.

   During the past six months, our Board of Directors welcomed two new members. Earl F. "Patty" Noel, Jr., President and CEO of Yazoo Mills, Inc., of New Oxford, joined the Board this past September. Mr. Noel's proven business and community leadership has been a valuable asset to our organization. Also, in January of this year, J. Bradley Scovill was promoted to President and CEO of Hanover Bancorp, Inc., in addition to his role as President and CEO of Bank of Hanover. In his new capacity, Mr.

Scovill, sits on the holding company's Board as well as the Bank's Board of Directors.

   As the Bank moves into 1996 and shifts its focus from franchise building to relationship building, it will continue to enhance its role as a customer-responsive, diversified financial services company. As always, the true measure of our success in managing opportunities for next generation community banking while maintaining our balance, is the value delivered to you, our shareholder.



Sincerely,

/S/ Terrence L. Hormel

Terrence L. Hormel
Chairman of the Board

/S/ J. Bradley Scovill

J. Bradley Scovill
President and CEO

Managing Opportunities While Maintaining Balance


Authentic Community Banking

"Things do not change; we change."
        --Thoreau, Walden

Based in the greater Hanover area, Bank of Hanover serves a region comprised of York, Adams and northern Carroll Counties--each with unique communities. These communities are a kind of Walden to the vast majority of people who live in them. Not ideal, mind you, but home. A special place, with distinctions worth preserving. In fact, throughout this section of our Annual Report, you will read what our regional vice presidents have to say about the homegrown uniqueness and opportunities in their respective markets.

The residents of our communities do not wish to be stereotyped or forced into pigeon holes. They are well aware that the world is changing, but wish to be influenced by these changes on their own terms. Fair enough. That's the wonderful leverage enjoyed by strong communities of quality. And, oh yes. Not just any bank, or any bank product or service, will do.

Anticipating seismic changes in the industry and the economy over the next decade, Bank of Hanover in 1990-1991 mapped out a five year strategic plan that would ensure long term shareholder value by growing resources and capitalizing on opportunities in our market. The plan promised, and has delivered, two realities:

_     an unprecedented degree of change and market share expansion
_ "best of both worlds" banking to the communities we serve. Combining "high-tech" and "high-touch". Sophisticated systems and services, rooted in traditional values. Professional service coupled with neighborly rapport.

As we enter 1996, Bank of Hanover, as well as our customers and shareholders, will begin to fully reap the benefits of those years of change, growth and investment. We are not an out-of-town bank wearing a local mask. We are an authentic community bank, and as such, Bank of Hanover is well positioned to manage opportunity for the current and next generation of bank customers and services.

Scott Sturgill knows Hanover, PA and Carroll County, MD

During a decade plus-long banking career, Scott has observed his community evolve in terms of banking service needs.

"Sure, Hanover has a more conservative segment of customers who enjoy our traditional banking services. However, we are observing a growing proportion of customers--especially younger adults and newcomers-- who are seeking a wider variety of banking services and lending opportunities, who buy mutual funds and may have multiple bank relationships. Our goal is to further enhance these relationships and others, as we continue to serve new generations of customers.

Consider physicians moving into the area. When they are just starting out, they're interested in loans for their first office, as well as their first home. We offer fast turnaround and responsive service. I know of one physician who is now opening a second location just a few years after opening his first office. When other physicians learn that Bank of Hanover provides superior service, in addition to the full range of financial products they require -- they seek us out. Word-of-mouth often proves to be our best advertising.

Customers value our ability to provide business consultation. Recently a customer came to us for a loan in the $50-60,000 range. After evaluating the business based on our experience in that industry, we suggested that more funding may be needed to accomplish their business objectives, and explained why. The customer agreed, and was pleased when we came back with a $100,000 approved loan.

One thing we're doing right is going out and meeting the customer. Our prospective customers say, 'You're going to come out here? My bank never does that!' I remember having to tell a prospective customer the name of his banker at a competing bank. After a while, these people aren't prospects anymore, they're customers."

 Managing Opportunities

"How big are you going to get?"

Bank of Hanover very deliberately defines its natural market as extending through York and Adams Counties and the Hanover market, which includes northern Carroll County. We are getting "that big" as quickly as we can, while doing so profitably. Our objective is to become or remain the market share leader in each of the communities we serve. From the customers' perspective, "that big" means being able to offer products, service and a delivery system suited to the needs and tastes of current and future generations. Our customers expect both sophisticated banking systems and local, personal service. The ability to keep "both worlds" in balance is not easily cultivated, but it does make us unique in the market we serve.

How does the Bank manage the cost of delivery to a variety of demographic tastes and needs? During 1995, we completed restructuring of our delivery system according to these three regions, each with its own full service regional headquarters and staff, including regional vice presidents accountable for customer service and performance within their market. (By contrast, our competitors may have one counterpart covering all three regions). This regional presence provides convenient one-stop banking, whether our customers are looking for commercial, consumer or trust and investment services. Moreover, staff can effectively know customers (by name), visit them at their place of business, and be fully engaged in the life of the community.

Regional presence also enables nimble response to niche business opportunities. Let's take a closer look at a few of these: alternative investment products, vehicle loans, mortgages, the "mature market" and entrepreneurial, or "small", businesses.

A powerful triad consisting of Bank of Hanover, the Bank's Trust and

Investment Division, and Pillar Financial, provides a full range of solutions to customers' investment needs. No longer confined to a choice of CDs, a customer can also receive a financial profile analysis, or add estate planning or annuities to his or her portfolio of investment services. Cross-referrals have grown thirty times from earlier 1995 levels. Managed Series Trust mutual funds offer "lifecycle investing". After considering the customer's stage of life and financial goals, an appropriate mutual fund portfolio is made available. These investment options provide the same full range of alternative investments found at brokerage firms and insurance companies.

When they connect with Bank of Hanover's dealer network, new and used vehicle dealerships have ready access to approved loans at very competitive rates. Our responsive staff makes it possible to have loan approval faxed within 20 minutes of the dealer's phone call to us.

We visit realtors and home buyers, toting our laptops, making it easier than ever to select from a broad range of mortgage services. Two new Bank of Hanover services simplify shopping for and buying a home, and give our customers more negotiating power. With SHOPPER'Sflex, customers can pre-qualify for a loan, then shop for their home, stress-free. The BUYER'Sflex program pre-approves loans for qualified customers who are ready to buy. Our professional mortgage originators don't put people, or their homes, in a "one size fits all" box, so you're more likely to qualify for a Bank of Hanover loan.

Another lifestyle-specific set of services to the "mature market" acknowledges the purchasing power and preferences of older customers. Our special benefits program serves these customers by providing social and travel opportunities, financial services, and consumer education tailored to their active, independent lifestyles.

"Small businesses" pack a wallop in terms of individual potential and aggregate power. During 1995 we made over 2,600 calls to commercial customers alone. Bank of Hanover services, such as Corporate Paycheck Direct, empower employers and employees to gain financial strength. Flexibility and creativity are two words you just don't associate with bankers, especially in today's "fit the mold" lending environment. Yet our ability to remain flexible and seek creative solutions on behalf of customers is precisely what sets us apart; values that enable Bank of Hanover to successfully manage opportunities.

 Ron Smith and Adams County: Banking on each other for over 28 years

Without a doubt, agriculture and tourism dominate the Adams County landscape, but smaller businesses, with fifty employees or less, complete and enhance the picture, according to banking veteran Ron Smith.

Our customers want to be considered a big player, to know that there's mutually perceived value in the relationship--and that's precisely the consideration we give them.

Bank of Hanover is prepared to seek out the niche opportunities and seek out customers. Our brand of customer responsiveness is very appealing in Adams County, where our larger competitors are simply not giving these customers the attention they deserve. It certainly makes a difference that our employees live, work and invest in the local community. You may wonder, what does that really have to do with banking? Let me tell you. There is a customer rapport and empathy for their needs which simply can't be developed any other way. Some examples: Carolyn Wagaman, Downtown Gettysburg Office Teller, was the regional head of the local March of Dimes walk in 1995. Carolyn and Teresa Baadte, Downtown Gettysburg Office Manager, visited local elementary schools to participate in a reading program using banking illustrations. Staff and customers work together on Our Neighbor's Christmas, to help families who might not otherwise have Christmas at all.

Now here's an example of how rapport with the community translates into the banking relationship. There was a business well known in the community that had hit a rough spot. The larger institution it had worked with two years earlier would have kicked out the loan. We worked through the relationship, knowing this customer deserved the opportunity to perform.

We emerged from the experience respecting each other, and demonstrating we can take a longer view than just this quarter's numbers.



Positioned for Next Generation Banking

"What will be left for the branches to do?"

With banking services going to where our customers are--in the work place, in the home, on the computer--will branches die, or become obsolete?

Far from it. The next generation of branches will be the financial services center for your community. They will be invitingly comfortable, efficient places to do business. Expect solutions to any and all of your financial needs--deposits, investments, consumer and commercial loans--and the power to resolve problems on the spot. It's relationship-based banking, not transaction-oriented. Expect to be greeted by name by a customer service staff member who will direct you to the right expert with the information you need. Cross-training ensures that every staff member can answer most of your questions or know where to quickly get the rest of the answers. For retail customers, the "merchant box" area, with boxes similar to safety deposit boxes, combines the convenience of self-service with the efficiency of a dedicated space. You won't have to stand in line to wait for service. With platform automation in place, deposit customers will be able to view on-screen comparative benefits of choices in checking, savings and IRAs, and make fast selections. Automation makes fast work of the paperwork for deposit and loan customers. Speaking of automation, TeleBank provides push-button access to account information and funds transfer and payment options from any touch-tone phone, 24 hours per day, seven days a week. TeleBank will continue to expand services, so that banking by telephone continues to be a convenient option for you. Our on-line teller system will make available current information about accounts, diminishing the potential for fraud and making deposits available for immediate withdrawal, in accordance with the Federal government's Funds Availability guidelines.

"Next generation banking" is available in 1996 at the new West Manchester office in York. This full service regional branch will serve as a prototype for others, including our upcoming South Hanover office relocation .

Behind the scenes, it's the professional expertise and skills of Bank of Hanover employees that make the technology and systems work seamlessly. A major thrust in training continues to develop the technical and service expertise of staff members.
Organization-wide training in extraordinary customer relations will be instituted during 1996. We also believe that the career interests of every employee need to be fully explored and valued, and will continue to develop appropriate evaluation and training opportunities.

After all, people are at the heart of Bank of Hanover's brand of banking. Those whose vision of "next generation banking" is a sterile, computer-to-computer efficiency that provides look-alike, impersonal services via intrusive marketing methods, may be better served by another bank. Our vision of the future requires the synergy of the right people and systems to provide banking products and services so flexible, that every one of our customers will feel they were custom-tailored to fit their needs and lifestyle.

Bank of Hanover. Local. Independent. As unique as the communities we serve.


 Bernie Wible and York County: Two decades of shared history, 21st Century-ready

York's historical roots notwithstanding, Bernie Wible appreciates the diversity of a community that grows increasingly cosmopolitan without losing its traditional values.

You can't point to just one or two main industries in York and that bodes well for the community in all kinds of economic weather. The upticks may not be quite as high, but the downticks are certainly not as low. It's an even-keeled economic community with a good work ethic. Speaking of ethics, Bank of Hanover's values fit well with the value system of the York area. Family is important. Active involvement in civic affairs and events. Attention to details. Customer responsiveness. We've had a very favorable reception in York. When customers enter our new office in West Manchester Township, they meet bank staff whose first priority is excellent customer service. Our customers soon discover they have a one-stop financial services relationship with Bank of Hanover, with services tailored to suit their specific situation. Likewise, our retail customers appreciate the "merchant box" space developed just for them, because their time is valuable.

Although there are cost-conscious customers, Yorkers are willing to try new services and technologies. Witness the population growth in the southern part of York County. It's very competitive right now. We have to be creative, flexible, and have a real sharp pencil. Maybe it means creative financing with longer terms than are the industry norm, and below-market, fixed rate financing funded through the Federal Home Loan Bank. Big city capability coupled with small town values. In fact, that's what attracted a New York City-based client to us. He became aware of Bank of Hanover through a division of his business located here. We now handle his commercial and his personal banking needs.

The bottom line is, our people, service and systems are ideally suited to the area, and in a competitive banking environment, that makes a world of difference."

SELECTED CONSOLIDATED FINANCIAL DATA
(In Thousands, Except Ratios and Per Share Data)
                                                                                     Year-Ended December 31,
                                                             1995            1994          1993            1992          1991
BALANCE SHEET
  Net loans                                              $211,649        $189,898       $171,282        $164,820     $158,104
  Total assets                                            337,222         308,354        278,430         270,319      250,766
  Total deposits                                          278,234         251,752        231,464         233,078      216,227
  Shareholders' equity (core *)                            31,308          28,997         26,392          23,770       21,668
  Shareholders' equity (total)                             32,862          27,565         28,354          23,770       21,668
  Total average assets                                    321,949         293,079        272,554         256,247      245,834
  Total average equity                                     30,602          28,246         25,043          22,307       20,697

EARNINGS DATA
  Interest income                                        $ 24,181        $ 20,311       $ 20,018        $ 21,311    $ 22,770
  Interest expense                                         11,409           8,517          8,730          10,372      12,934
  Net interest income                                      12,772          11,794         11,288          10,939       9,836
  Provision for loan losses                                   360             125            645             650         735
  Net interest income after
    provision for loan losses                              12,412          11,669         10,643          10,289       9,101
  Other income                                              2,430           2,352          2,151           1,380       1,476
  Other expenses                                           10,326           9,517          8,908           7,703       6,860
  Income before income taxes                                4,516           4,504          3,886           3,966       3,717
  Net income                                                3,556           3,484          3,374           3,123       2,905
  Cash dividends paid                                       1,243           1,144          1,065             990         942

RATIOS
  Return on average assets                                   1.10%           1.19%          1.24%           1.22%       1.18%
  Return on average equity (core *)                         11.75%          12.45%         13.47%          14.00%      14.04%
  Return on average equity (total)                          11.62%          12.34%         13.47%          14.00%      14.04%
  Equity to assets (average)                                 9.51%           9.64%          9.19%           8.71%       8.42%
  Dividend payout                                           34.96%          32.84%         31.89%          31.70%      32.43%
  Net loans to assets (average) **                          63.16%          60.17%         59.50%          61.61%      64.62%

PER COMMON SHARE DATA ***
  Net income                                             $   1.14        $   1.12       $   1.10        $   1.02    $    .95
  Cash dividends                                              .41             .37            .35             .33         .31
  Book value (core equity *)                                10.08            9.34           8.54            7.75        7.07
  Book value (total equity)                                 10.58            8.88           9.18            7.75        7.07

*   CORE EQUITY INCLUDES ALL EQUITY ACCOUNTS EXCEPT THE COMPONENT RELATED TO THE APPLICATION OF FASB 115 WHICH WAS ADOPTED ON
DECEMBER 31,1993.

**  CERTAIN RECLASSIFICATIONS HAVE BEEN MADE IN ORDER TO PRESENT A MORE ACCURATE YEAR-TO-YEAR COMPARISON.

*** ALL PER COMMON SHARE DATA HAS BEEN ADJUSTED TO GIVE RETROACTIVE EFFECT TO THE 3 FOR 2 STOCK SPLIT PAID IN APRIL 1995, THE 5%
STOCK DIVIDEND ISSUED IN APRIL 1994, THE 3 FOR 2 STOCK SPLIT PAID IN MAY 1993 AND THE 10% STOCK DIVIDEND ISSUED IN JULY 1992.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST RATE SPREAD
(In Thousands, Except Ratios)

                                                         Year-Ended December 31,
                                                   1995                         1994                           1993
                                        Average            Average    Average           Average    Average              Average
                                        Balance  Interest   Rate      Balance Interest   Rate      Balance   Interest    Rate
ASSETS
INTEREST EARNING ASSETS
    Loans *                            $205,970   $18,218    8.84%   $178,737  $14,882    8.33%   $164,286    $14,548     8.86%
    Investment securities:
       Taxable                           61,892     3,766    6.08%     61,313    3,441    5.61%     68,809      3,766     5.47%
       Tax-exempt                        25,721     1,613    6.27%     21,288    1,354    6.36%     23,026      1,460     6.34%
    Federal funds sold and other assets  10,765       584    5.42%     15,712      634    4.04%      3,470        244     7.03%
TOTAL INTEREST EARNING ASSETS          $304,348   $24,181    7.95%   $277,050  $20,311    7.33%   $259,591    $20,018     7.71%
    Taxable-equivalent adjustment **                  965                          849                            947
    Taxable-equivalent yield                      $25,146    8.26%             $21,160    7.64%               $20,965     8.08%
NON-INTEREST EARNING ASSETS
    Cash and due from banks            $  9,473                      $  8,460                     $  6,795
    Premises and equipment                5,276                         5,044                        4,560
    Other assets                          5,483                         4,911                        3,731
    Allowance for loan losses            (2,631)                       (2,386)                      (2,123)
       TOTAL ASSETS                    $321,949                      $293,079                     $272,554
LIABILITIES AND SHAREHOLDERS' EQUITY
INTEREST BEARING LIABILITIES
    Demand deposits                    $ 25,686   $   499    1.94%   $ 24,446  $   481    1.97%   $ 21,031    $   518     2.46%
    Savings deposits                     28,378       724    2.55%     30,640      773    2.52%     28,976        838     2.89%
    Money market deposits                51,455     1,499    2.91%     54,505    1,450    2.66%     48,787      1,424     2.92%
    Time deposits                       134,436     7,351    5.47%    110,396    4,886    4.43%    110,798      5,280     4.76%
    Other liabilities                    23,830     1,336    5.61%     19,778      927    4.69%     16,017        670     4.19%
    TOTAL INTEREST BEARING LIABILITIES $263,785   $11,409    4.33%   $239,765  $ 8,517    3.55%   $225,609    $ 8,730     3.87%
NON-INTEREST BEARING LIABILITIES
    Demand deposits                    $ 24,502                      $ 22,138                     $ 18,744
    Other liabilities                     3,060                         2,930                        3,158
                                        291,347                       264,833                      247,511
SHAREHOLDERS' EQUITY                     30,602                        28,246                       25,043
    TOTAL LIABILITIES AND
       SHAREHOLDERS' EQUITY            $321,949                      $293,079                     $272,554

Net interest income                               $12,772                      $11,794                        $11,288
Net yield on interest earning assets                         4.20%                        4.26%                           4.35%
Net taxable-equivalent yield
    on interest earning assets                    $13,737    4.51%             $12,643    4.56%               $12,235     4.71%

*  NON-ACCRUAL LOANS HAVE BEEN INCLUDED WITHIN THIS CATEGORY.

** THE TAXABLE-EQUIVALENT ADJUSTMENTS FOR TAX-EXEMPT ASSETS HAVE BEEN COMPUTED ON A FULLY TAX-EQUIVALENT BASIS
   ASSUMING A TAX RATE OF 34% FOR 1995, 1994 AND 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

   The following pages contain "Management's Discussion and Analysis" of Hanover Bancorp, Inc.'s 1995 financial condition and results of operations, including comparison with prior year's results and identification of possible risks and trends. This review should be read in conjunction with the consolidated financial statements and related footnotes beginning on page 28 as well as the letter to shareholders beginning on page 2.

Summary of Earnings and Financial Condition

   Hanover Bancorp, Inc. (the "Corporation") achieved record net income of $3.6 million in 1995, an increase of $72,000 (2.1%) from 1994. Earnings in 1994 increased $110,000 (3.3%) over 1993's earnings of $3.4 million. Earnings per share of $1.14 in 1995 represent an increase of $.02 (1.8%) over the $1.12 earned in 1994. During 1994 earnings per share increased $.02 (1.8%) over the $1.10 earned in 1993. Per share data has been restated, where appropriate, to reflect a 3 for 2 stock split effective April 1, 1995, a 5% stock dividend paid April 1, 1994 and a 3 for 2 stock split effective May 15, 1993.
   Return on average assets (ROA) was 1.10% in 1995 compared to 1.19% in 1994 and 1.24% in 1993. Return on average equity (ROE) was 11.62% in 1995, 12.34% in 1994 and 13.47% in 1993. The recent decline in these ratios, as further discussed herein, is primarily the result of significant growth in both average shareholders' equity and total assets combined with increases in other expenses related to the expansion of the Corporation's franchise.

TRENDS IN SOURCES AND USES OF FUNDS
(In Thousands, Except Ratios)
                                                 1995                              1994                              1993
                                               Increase/                          Increase/                        Increase/
                             Average          (Decrease)         Average        (Decrease)       Average           (Decrease)
                             Balance       Amount        %       Balance       Amount     %      Balance        Amount       %
FUNDING USES
Net loans                     $203,339      $26,988      15%       $176,351      $14,188     9%    $162,163    $ 4,279       3%
Investment securities:
  Taxable                       61,892          579       1%         61,313       (7,496) (11)%      68,809      7,516      12%
  Tax-exempt                    25,721        4,433      21%         21,288       (1,738)  (8)%      23,026      4,901      27%
Federal funds sold and other    10,765       (4,947)   (31)%         15,712       12,242   353%       3,470     (2,356)   (40)%
Interest earning assets        301,717       27,053      10%        274,664       17,196     7%     257,468     14,340       6%
Non-interest earning assets     20,232        1,817      10%         18,415        3,329    22%      15,086      1,967      15%
  TOTAL USES                  $321,949      $28,870      10%       $293,079      $20,525     8%    $272,554    $16,307       6%

FUNDING SOURCES
Interest bearing deposits     $239,955     $ 19,968       9%       $219,987      $10,395     5%    $209,592    $ 3,952       2%
Other interest bearing
    liabilities                 23,830        4,052      20%         19,778        3,761    23%      16,017      7,529      89%
Interest bearing liabilities   263,785       24,020      10%        239,765       14,156     6%     225,609     11,481       5%
Non-interest bearing deposits   24,502        2,364      11%         22,138        3,394    18%      18,744      2,578      16%
Other non-interest bearing
    liabilities                  3,060          130       4%          2,930         (228)  (7)%       3,158       (488)   (13)%
Shareholders' equity            30,602        2,356       8%         28,246        3,203    13%      25,043      2,736      12%
  TOTAL SOURCES               $321,949      $28,870      10%       $293,079      $20,525     8%    $272,554    $16,307       6%

  The Corporation's total assets were $337.2 million as of December 31, 1995, up $28.9 million (9.4%) from the $308.4 million level at December 31, 1994. Total shareholders' equity at year-end 1995 and 1994 were $32.9 million and $27.6 million, respectively. The increase in total capital from 1994 to 1995 is primarily attributable to fluctuations in unrealized gains (losses) on available-for-sale securities resulting from the decline in market interest rates during the latter half of 1995. Average equity to average assets was 9.51% and 9.64% for 1995 and 1994, respectively. The Corporation's risk-based capital ratios at December 31, 1995, were 12.97% (Tier 1) and 13.89% (Total), compared to 13.39% (Tier 1) and 14.55% (Total) for 1994.

  Non-performing assets, including non-accrual and renegotiated loans, accruing loans past due 90 days or more and other real estate (ORE) and other repossessed assets, totalled $372,000 or .17% of loans at December 31, 1995. These figures compare to $782,000 or .41% of loans at year-end 1994.
  The Corporation remains committed to maintaining the allowance for loan losses at an adequate level. The allowance totalled $2.2 million at the end of 1995, a decrease of $278,000 from $2.5 million at December 31, 1994. The allowance equalled 1.04% of loans and 597% of nonperforming loans at December 31, 1995, compared to 1.30% and 319% at the end of 1994.
  The Corporation, through its subsidiary, Bank of Hanover and Trust Company (the "Bank"), functions as a financial intermediary and its business is linked to the economic strength and stability of the market it serves. This market, which includes portions of York and Adams Counties in Pennsylvania and Carroll County in northern Maryland, displayed economic stability during 1995 which favorably impacted the Corporation's loan demand and corresponding asset growth. Recent economic indicators suggest that the economy is experiencing a slowdown from the growth rate of a year ago. This slowdown may to continue during 1996 and may have an adverse effect on the Corporation's asset growth, delinquency rates, etc. Throughout economic cycles, the diverse nature of the local economy has allowed the Corporation's market to experience growth at levels which compare favorably to national trends.


Summary of Sources and Uses of Funds

  Total average funding sources increased by $28.9 million (9.9%) in 1995 compared to $20.5 million (7.5%) in 1994. The largest component of the 1995 increase was $20.0 million (9.1%) growth in interest bearing deposits. Average certificates of deposit (CDs) increased $24.1 million while average savings accounts, interest bearing demand deposits and money market accounts decreased collectively by $4.1 million. In addition, non-interest bearing demand deposits increased $2.4 million (10.7%) in 1995. In 1994 interest bearing deposits increased $10.3 million (5.0%).

RATE - VOLUME ANALYSIS
(In Thousands)
                                                                 1995 Compared to 1994                    1994 Compared to 1993
                                                                   Increase (Decrease)                      Increase (Decrease)
                                                                     Due to (1)                               Due to (1)
                                              Volume          Rate          Net         Volume        Rate           Net
INTEREST EARNING ASSETS
Loans                                        $2,367        $  969       $3,336         $1,234       $(900)        $ 334
Investment securities                           300           284          584           (534)        103          (431)
Federal funds sold and other                   (233)          183          (50)           534        (144)          390
  TOTAL INTEREST INCOME                      $2,434        $1,436       $3,870         $1,234       $(941)        $ 293

INTEREST BEARING LIABILITIES
Interest bearing demand deposits             $   24        $   (6)      $   18         $   77       $(114)        $ (37)
Savings deposits                                (58)            9          (49)            46        (111)          (65)
Money market deposits                           (84)          133           49            158        (132)           26
Time deposits                                 1,185         1,280        2,465            (19)       (375)         (394)
Other liabilities                               209           200          409            170          87           257
  TOTAL INTEREST EXPENSE                     $1,276        $1,616       $2,892         $  432       $(645)        $(213)
  NET INTEREST INCOME                        $1,158        $ (180)      $  978         $  802       $(296)        $ 506

(1) THE CHANGE IN INTEREST DUE TO BOTH RATE AND VOLUME HAS BEEN ALLOCATED TO VOLUME AND RATE CHANGES IN PROPORTION TO THE
RELATIONSHIP OF THE ABSOLUTE DOLLAR AMOUNTS OF THE CHANGE IN EACH.

   Regular savings accounts, interest bearing checking accounts and money market accounts contributed to this growth, while CDs declined. Non-interest bearing deposits also increased by $3.4 million (18.1%) in 1994. This overall deposit account growth during 1995 and 1994 was due largely to continued development of the Corporation's recently opened Adams county facilities in Gettysburg and Littlestown. The CD growth of 1995 and the shift in the deposit mix from 1994 to 1995 are also the result of the rebound in CD rates that occurred during the latter part of 1994 and early 1995. As these rates became more attractive, CDs again emerged as an alternative to non-traditional investments such as mutual funds and annuities which gained popularity in the low rate environment of 1993 and early 1994. Through competitive pricing, the Corporation capitalized on this renewed interest in CDs. In addition, consumers transferred funds from their money market and savings deposit accounts to CDs to take advantage of improved yields available in 1995. Many of these consumers were utilizing these accounts as a means of remaining liquid in anticipation of higher future yields. Other interest bearing liabilities grew $4.1 million (20.5%) and $3.8 million (23.5%) during 1995 and 1994, respectively. These increases were due to higher average levels of Federal Home Loan Bank (FHLB) borrowings and repurchase agreements. Finally, growth in average shareholders' equity of $2.4 million (8.3%) in 1995 and $3.2 million (12.8%) in 1994, was primarily attributable to retained earnings.
    The Corporation uses funds primarily to support its lending activities. In 1995, average net loans increased $27.0 million (15.3%) compared to an increase of $14.2 million (8.7%) in 1994. Residential mortgages totalling $10.8 million and $8.0 million were sold in the secondary markets in 1995 and 1994, respectively, with the proceeds used to fund additional loan demand. The Corporation experienced growth in each of its loan areas. Average retail loans, average mortgage loans and average commercial loans increased approximately $10.2 million, $7.7 million and $9.1 million, respectively,
during 1995.   The development of the Corporation's Adams County facilities supported this overall growth. Also contributing to the growth were management's recent focus on creating a more sales-oriented corporate culture and loan promotion programs. In 1994 consumer loans and mortgage loans increased by approximately $13.2 million and $2.0 million, respectively, while commercial loans decreased by $658,000. The trend towards greater growth in the retail segments reflects pricing and business development strategies designed to diversify the composition of the loan portfolio, and the general economic and interest rate environment. As a result of overall loan growth, average net loans as a percent of average total assets increased to 63.2% in 1995 compared to 60.2% in 1994. Average investment securities, another major use of funds, increased by $579,000 (.9%) and $4.4 million (20.8%) in the taxable and tax-exempt categories, respectively, during 1995. Average federal funds sold and other investments decreased by $4.9 million (31.5%). These figures compare to decreases of $7.5 million (10.9%) and $1.7 million (7.5%) in the taxable and tax-exempt categories, respectively, and an increase in federal
funds sold and other investments of $12.2 million (352.8%) during 1994.   The
shift in the mix of the investment portfolio reflects a strategy during 1995 to
position the portfolio for a declining rate environment.   The decline in
market interest rates during 1995, and the forecasts for additional declines, spurred management to extend maturities on a portion of the investment portfolio. This move was mainly accomplished by reinvesting a portion of federal funds sold in long-term tax-exempt municipal securities. In addition to securing greater long term yields, management reinvested in these securities to achieve increased tax benefits. The Corporation also extended the investment portfolio by reinvesting a portion of its adjustable rate mortgage-backed securities holdings into fixed-rate, intermediate-term taxable bonds and
mortgage-backed securities.   Average non-interest earning assets increased
$1.8 million (9.9%) in 1995 compared to $3.3 million (22.1%) in 1994. The change in this category was primarily due to increased average investment in cash and due from banks and fixed assets of $1.1 million and $232,000, respectively, in 1995 and $1.7 million and $475,000, respectively, in 1994.
The increased investment in cash and due from banks was mainly the result of growth in retail merchant deposit accounts. These accounts typically have a high daily volume of cash and foreign check deposit activity which boosts the Corporation's cash and due from balance on an ongoing basis. The higher cash balance was also due to the additional cash required to operate new community offices. As will be discussed in more detail herein, the increased average levels of fixed assets were related to adding or renovating facilities and investments in technology.

Results of Operations

    Net interest income (defined as total interest income and fees generated on earning assets minus total interest expense paid on deposits and other funding sources) is the largest component of the Corporation's operating income. Changes in net interest income are the result of fluctuations in the balance and/or mix of earning assets and interest bearing liabilities, as well as changes in their yields and costs.
    Net interest income increased by $978,000 (8.3%) in 1995 to $12.8 million from $11.8 million in 1994. This compares to an increase of $506,000 (4.5%) in 1994 from $11.3 million in 1993. The increase in net interest income during each of the past two years was primarily due to growth in average earning assets of $27.1 million (9.8%) in 1995 and $17.2 million (6.7%) in 1994. These increases compare to growth in interest bearing liabilities of $24.0 million
(10.0%) during 1995 and $14.2 million (6.3%) during 1994.   Average interest
rates on interest earning assets and interest bearing liabilities during 1995 increased by .62% and .78%, respectively, resulting in a .05% decrease in net interest margin (on a fully tax equivalent basis) to 4.51%. The decrease in net interest margin during 1995 was primarily due to the 1.04% increase in the average rate paid on time deposits. During 1995 market pricing on certificates of deposit was competitive. In order to retain CDs which were maturing and to provide funding for strong loan demand, management priced these deposits aggressively for much of the year. Overall, the net interest margin has remained relatively stable in light of the fluctuations in market interest rates and the growth that the Corporation has experienced during the past several years.
    The Corporation's loan loss provision during 1995 was $360,000, an increase of $235,000 (188.0%) from 1994. In 1994 the loan loss provision decreased $520,000 (80.6%) from $645,000 in 1993 to $125,000. During 1995 the
Corporation realized net charge-offs of $638,000 compared to net recoveries of
$119,000 during 1994.   The resulting ratios of loan loss reserve to total
loans were 1.04% and 1.30%, respectively, for 1995 and 1994 while the ratios of loan loss reserve to nonperforming assets were 597% and 319%, respectively.
The Corporation remains committed to making loan loss provisions which maintain an allowance that adequately reflects the risk inherent in the loan portfolio. Management believes that the current loan loss allowance is sufficient to cover these potential losses.
    Other income, including securities gains, increased approximately $78,000 (3.3%) during 1995 compared with an increase of $201,000 (9.3%) during 1994. Trust department income increased $70,000 (11.8%) in 1995 compared to a $34,000 (6.1%) increase in 1994. These increases in trust income were primarily due to higher average levels of managed assets. Service charges on deposit accounts increased $126,000 (18.0%) to $827,000 in 1995 compared to an increase of
$83,000 (13.4%) in 1994 to $701,000 from the 1993 level of $618,000.   The
increases in both years were primarily the result of growth in demand deposit accounts, specifically growth in commercial accounts. Other operating income decreased $414,000 (53.5%) in 1995 while increasing $101,000 (15.0%) in 1994.
This category declined in 1995 largely as a result of reduced income (approximately $205,000) generated from Pillar Financial Services (Pillar), a third party that contracted with the Bank during 1993 to sell fixed and variable annuity products. In addition, other operating income in 1995 decreased from the prior year due to the non-recurring elimination in 1994 of a trust reserve of approximately $145,000 no longer deemed necessary by management. The 1994 increase was due to additional income (approximately $155,000) generated from the Bank's affiliation with Pillar. In addition, other income was up due to the elimination of the trust reserve mentioned above. With respect to the income generated through Pillar, there appears to be an inverse relationship between the interest rate environment and the amount of income earned. To illustrate, as market interest rates began to rise in the latter part of 1994, Pillar's sales of annuity products and the Corporation's corresponding income began to decline. Many investors were no longer inclined to seek alternative investments such as those offered by Pillar since the returns on more traditional investments such as CDs had risen significantly. The opposite was true when interest rates were at low levels. That is, alternative investments were more attractive because CD returns were so low. This inverse relationship may cause some income volatility from period to period in a changing interest rate environment.

CAPITAL RATIOS
(In Thousands, Except Ratios)
                                                                      1995                     1994
    Tier 1 capital                                                 $ 31,308                 $ 28,997
    Tier 2 capital                                                    2,220                    2,498
       TOTAL QUALIFYING CAPITAL                                    $ 33,528                 $ 31,495
    Risk adjusted total assets
       (including off-balance sheet exposures)                     $241,368                 $216,566
Ratios
    Tier 1 risk-based capital ratio                                  12.97%                   13.39%
    Minimum required Tier 1 capital ratio                             4.00%                    4.00%
    Total risk-based capital ratio                                   13.89%                   14.55%
    Minimum required total capital ratio                              8.00%                    8.00%
    Leverage ratio                                                    9.28%                    9.40%
    Primary capital ratio                                             9.94%                   10.13%

    However, management believes that the potential income from this source justifies the increased volatility. Securities gains increased by $296,000 (104.2%) in 1995 to $580,000 from $284,000 in 1994. In 1994 securities gains decreased by $17,000 (5.6%) from $301,000 in 1993. The increased security gains in 1995 resulted largely from the sale of several community bank stock holdings which had substantial gains. The Corporation holds these community bank stocks primarily for their potential long-term market appreciation since the dividend yields are significantly less than those of alternative debt investments. Accordingly, management views the gains from these holdings as the realization of deferred investment income. In addition, gains were generated through bond sales executed as part of ongoing portfolio and balance sheet management strategies primarily designed to manage interest rate risk. Other income, from all sources, is an increasingly important factor in the
Corporation's profitability.   Income generated in this area offsets a portion
of the expenses associated with the Corporation's expansion program.

    Other expenses increased $809,000 (8.5%) during 1995 to $10.3 million from $9.5 million in 1994. During 1994 other expenses increased by $609,000 (6.8%) from $8.9 million in 1993. Salary expense increased $379,000 (9.2%) and $394,000 (10.6%) during 1995 and 1994, respectively, while pensions and other employee benefits increased by $146,000 (15.6%) and $71,000 (8.2%), respectively. These increases reflect additions to management and staff related to the opening of new facilities, competitive salary pressures and higher benefits costs. Occupancy and equipment expenses increased $90,000 (12.7%) and $102,000 (13.3%), respectively, during 1995 and $34,000 (5.0%) and
$131,000 (20.6%), respectively, in 1994. These increases were primarily due to the addition and renovation of the Corporation's facilities and investments in technology. Management believes that the investments mentioned above have positioned the Corporation for increased future growth and productivity. FDIC insurance expense decreased $239,000 (44.8%) during 1995 and grew $19,000
(3.7%) during 1994. The decrease in 1995 was the result of a substantial rate reduction instituted by the FDIC during the third quarter of 1995 which was effective June 1, 1995. The annual rate per $100 of deposits was decreased from $.23 to $.04, or 83%. The FDIC instituted the premium rate reductions as a result of the recapitalization of the Bank Insurance Fund (BIF) and its effort to more fully reflect banks' risk profiles by expanding the spread between rates paid by the "safest" and "riskiest" institutions. The increase in 1994 was due to increased deposit levels. Marketing expenses increased $80,000 (23.8%) during 1995 in comparison to decreasing $13,000 (3.7%) in 1994.
Marketing expenses increased during 1995 primarily as a result of increased promotional activity over 1994. Other operating expenses increased $251,000 (11.9%) in 1995 and decreased $27,000 (1.3%) in 1994. The increased expenses in 1995 were related to the Corporation's expansion program.
   Investing in tax-free securities and loans has been the Corporation's primary strategy to minimize income taxes along with other actions which serve to defer taxes until later years. The Corporation's income tax provision was $960,000, $1.0 million and $752,000 for 1995, 1994 and 1993, respectively. These provisions resulted in effective tax rates of 21% in 1995, 23% in 1994 and 19% in 1993. The improved effective tax rate during 1995 was primarily the result of an increased level of tax-exempt investment security income. The increase in this income was the result of the tax-exempt securities purchases executed as part of the investment portfolio strategy mentioned earlier.

Capital Resources and Dividends

    The Corporation has an ongoing strategic objective of maintaining a capital base which supports the pursuit of profitable business opportunities, provides resources to absorb the risks inherent in its activities and meets/exceeds all regulatory requirements. At December 31, 1995, total shareholders' equity was $32.9 million, an increase of $5.3 million (19.2%) from $27.6 million at the end of 1994. This 1995 change consisted of $2.3 million (8.4%) of growth in capital stock, surplus and undivided profits and an increase of $3.0 million (10.8%) in unrealized gains (losses) on securities available-for-sale (AFS) due to the application of FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

RELATIONSHIP BETWEEN SIGNIFICANT FINANCIAL RATIOS
                                                                              1995             1994               1993
Return on average shareholders' equity                                          11.6%            12.3%            13.5%
Earnings retained                                                               65.0%            67.2%            68.1%
Internal capital growth *                                                        8.0%             8.9%             9.7%

* THE INTERNAL CAPITAL GROWTH RATIO WAS CALCULATED USING TOTAL SHAREHOLDERS' EQUITY EXCLUDING THE UNREALIZED GAINS OR LOSSES ON SECURITIES AVAILABLE-FOR-SALE.

TIME CERTIFICATES OF DEPOSIT OVER $100,000 (In Thousands)
                                                                1995                     1994
MATURING IN
     3 months or less                                         $7,197                   $2,946
     4-6 months                                                2,360                      949
     7-12 months                                               3,356                      714
     Over 12 months                                            2,331                    2,395
     TOTAL                                                   $15,244                   $7,004

     This change in the unrealized gains (losses) on AFS securities was the result of the decline in market interest rates that occurred during 1995 combined with a high percentage of securities designated as AFS. As of December 31, 1995, $85.6 million (89.6%) of the $95.6 million (amortized cost) investment portfolio was classified as AFS. Management has chosen to classify a high percentage of securities as AFS to provide flexibility for managing the Corporation's changing balance sheet needs. Without the AFS designation, regulations and accounting standards would restrict management's ability to utilize the investment portfolio to respond to changing interest rates and liquidity needs. While fluctuating market values of AFS securities have an accounting effect on total capital, the Corporation remains positioned to pursue its business plan of controlled growth and expansion and exceeds all equity related regulatory minimums as illustrated in the accompanying Capital Ratios table.
     Growth in capital stock, surplus and undivided profits during 1995 was due to record earnings, 65.0% of which were retained to support the Corporation's future growth. Cash dividends paid totalled $1.2 million in 1995, an increase of $99,000 (8.7%) over 1994, which increased $79,000 (7.4%) over 1993. The dividend rate is determined by the Board of Directors after considering the Corporation's capital requirements and projected level of earnings. Dividend payout ratios were 35.0%, 32.8% and 31.9% for 1995, 1994 and 1993, respectively. In addition to cash dividends, a 3 for 2 stock split was paid on April 1, 1995, a 5% stock dividend was paid on April 1, 1994 and a 3 for 2 stock split was paid in May 1993. (See Note 11 to the Consolidated Financial Statements.)
    The Corporation also generates capital through a dividend reinvestment plan. This plan allows existing shareholders to reinvest their cash dividends into shares of Hanover Bancorp, Inc. common stock. In addition, capital is raised through an employee stock purchase plan and through the Bank's defined contribution 401(k) plan. A total of $35,000, $314,000 and $330,000 was raised through these sources in 1995, 1994 and 1993, respectively.

Liquidity

     Liquidity is the ability to meet funding requirements of customers' deposit withdrawals or credit needs at a reasonable cost. The Corporation's Asset/Liability Management Committee (ALCO) has established policies and procedures to control its liquidity position and has established plans to provide for potential future needs.
     Maintaining a high percentage of "core" deposits is a fundamental component of managing the Corporation's liquidity position. Core deposits (all deposits except deposits of $100,000 or more) are generated through the community office network and represent a stable, relatively low-cost source of funds. On December 31, 1995, 78.0% of total assets were funded by core deposits compared to 79.4% in 1994.
    In addition to maintaining a stable deposit base, the Corporation has access to a varied and high quality investment portfolio. This portfolio provides a consistent stream of cash flows and maturities to support liquidity needs. At December 31, 1995, $13.2 million of investment securities were scheduled to mature in one year or less while principal payments on mortgage-backed securities averaged $778,000 per month during 1995. Repayments, maturities and sales of assets held in the loan portfolio also provide funds utilized in managing liquidity. In 1995 the Corporation received an average of approximately $4.8 million in loan repayments per month. Selling loans is another option in the management of liquidity. In 1995 $11.6 million of loans, mainly residential mortgage loans, were sold by the Corporation.
     The Corporation maintains borrowing arrangements with several correspondent banks and the FHLB of Pittsburgh, as well as access to the discount window at the Federal Reserve Bank of Philadelphia to meet short-term liquidity needs. Through these relationships, the Bank has available short-term credit of approximately $15 million.

Asset/Liability Management

    The Corporation actively manages its interest rate sensitivity, or repricing characteristics of its assets and liabilities, through its ALCO. The primary objective of the asset/liability (A/L) process is to maximize net interest income while controlling balance sheet risks to prudent levels. The Corporation's challenge is to properly balance interest rate risk (the impact of changing interest rates on net interest income), liquidity risk (the ability to effectively meet demands for cash), and capital adequacy (the ability to support strategic plans and provide an attractive return to shareholders). The ALCO develops strategies which address these risks in the broader context of the Corporation's strategic plan, current and projected economic conditions, changing customer needs and competition. The ALCO, which consists of management representing each major function in addition to finance, meets monthly and reports to the Board of Directors on a monthly basis.
     A/L management philosophy at the Corporation continued to focus on conservative funding strategies and maintaining strong capital and reserves during 1995. Equity capital as a percent of total assets was 9.7% at December 31, 1995, and the loan loss reserve was 1.04% of total loans and 597% of non-performing assets. Generating stable core deposits rather than more expensive and volatile large certificates of deposit is also an ongoing strategy. At year-end 1995, core deposits represented 78.0% of total assets while large certificates accounted for 4.52%. These key balance sheet indicators of financial strength and stability reflect the conservative A/L philosophy employed by the ALCO in the past year.
     Management of interest rate risk is a primary concern of the ALCO. Eliminating this risk altogether is not necessarily the ALCO's goal since some degree of rate sensitivity may enhance earnings. The process attempts to insure that the level of risk inherent in the balance sheet is understood and that the risk is constantly monitored in light of changing market conditions. The Corporation uses "gap" analysis to measure and manage interest rate risk. The gap report assigns each interest earning asset and interest bearing liability to a time frame reflecting its next repricing or maturity date. Incorporated into this process are the trends in prepayments on loan balances
and mortgage-backed securities.   These trends are closely monitored by
management. Evaluations are based on historical patterns and current and forecasted levels of interest rates. The difference between total interest-sensitive assets and liabilities at each time frame represents the interest sensitivity gap for that interval. A positive gap generally indicates that rising interest rates during a particular interval will increase net interest income, since more assets will reprice than liabilities. The opposite is true for a negative gap position. At December 31, 1995, the Corporation's cumulative gap position within one year was negative $31.3 million or 9.29% of total assets. This level of exposure to rate risk falls within the Corporation's policy of maintaining a rate sensitivity ratio (gap as a percent of total assets) between positive and negative ten percent. With forecasts for declining interest rates, the Corporation should be in a favorable position with respect to maintaining or enhancing future net interest income. In the event that interest rates would rise, management believes that the potential negative impact on the net interest margin would not be material primarily because of the Corporation's ability to control the magnitude of deposit repricing relative to asset repricing, specifically with respect to the savings and NOW accounts. These accounts have historically been less rate sensitive than other deposit accounts.
     The Corporation employs several strategies in its management of interest rate risk. One is the selling of fixed rate residential mortgage loans in the secondary market. These loans carry inherent interest rate risk since they
have maturities of fifteen to thirty years.   In addition, the sales proceeds
provide funding to meet customers' ongoing credit needs.   During 1995 a total
of $10.8 million in fifteen and thirty year mortgages were sold in this fashion. Another strategy utilized by the Corporation is the purchasing of funds from the FHLB of Pittsburgh to match-fund (approximately equal amounts and maturities) specific credit programs. This resource enables the Corporation to offer competitive rates on intermediate-term loans for which deposit funding is not available, without incurring material interest rate risk. It also profitably leverages the capital resources of the Corporation and contributes to ROE. A total of $14.0 million in funds purchased from the FHLB were on the books at December 31, 1995, compared to $17.3 million a year earlier.
Additional purchases are anticipated in future years when appropriate.
Finally, active management of the Corporation's investment portfolio provides flexibility to deal with fluctuating interest rates.
     In October 1994 the Financial Accounting Standards Board issued Statement No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments". This new standard was effective for the financial statements issued for the fiscal year ended December 31, 1995. Statement No. 119 prescribes new disclosures about derivatives and other financial instruments. Derivative financial instruments are defined as futures, forwards, swaps, option contracts or other financial instruments with similar characteristics. At present, the Corporation does not utilize such instruments in its management of interest rate risk or in any other capacity. Therefore, this new statement does not currently impact the Corporation.

Investment Securities

    The Corporation manages its investment portfolio consistent with established policies which include guidelines for liquidity, earnings, rate sensitivity and pledging needs. The Corporation has no concentrations of investment securities in any single issuer that comprise ten percent or more of shareholders' equity at December 31, 1995, with the exception of the U.S. Government and U.S. Government-sponsored agencies.
     In May 1993 the FASB issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Corporation adopted the provisions of the new standard in its financial statements effective December
31, 1993.   This standard requires classification of investments into three categories, "held-to-maturity" (HTM), "available-for-sale" (AFS) or "trading". The Corporation does not maintain a trading account and has classified no securities in this category. The HTM classification places severe restrictions on the Corporation's ability to sell securities in response to changes in its liquidity needs, tax planning objectives or interest rate risk position, or to transfer securities into either the AFS or trading classification. HTM securities are required to be carried on the financial statements at amortized
cost.   Approximately $9.9 million of securities were classified as HTM at
December 31, 1995, in comparison to $5.6 million as of December 31, 1994.   The
remainder of the investment portfolio, $88.0 million (inclusive of net unrealized gains of $2.4 million) in 1995, and $90.2 million (inclusive of net unrealized losses of $2.2 million) in 1994, were classified as AFS. This category provides the flexibility necessary to respond to the Corporation's changing balance sheet needs through effective investment portfolio management. AFS securities are carried on the financial statements at fair value. The unrealized gains or losses, net of deferred income taxes, are reflected in shareholders' equity.
     The Corporation generally intends to hold investment securities until maturity in accordance with long-term objectives and policy guidelines. These guidelines do not allow for gains trading in the portfolio (selling investments prior to maturity to realize market appreciation while continuing to hold securities with unrealized market losses). As a result, the Corporation does not maintain a trading account. The Corporation's guidelines do, however, permit prudent and reasonable sales of investments before their maturity dates to support liquidity needs, tax planning objectives and interest rate risk position adjustments which may be necessary, from time to time, due to changes in interest rates, balance sheet mix and/or laws, rules and regulations.
     Investment securities increased $2.1 million (2.2%) from $95.8 million at December 31, 1994, to $97.9 million at year-end 1995. At December 31, 1995, the Corporation's investment portfolio carried total unrealized gains of $2.7 million and unrealized losses of $339,000. At year-end 1994, unrealized gains were $808,000 and unrealized losses were $3.1 million. The reversal from a net loss position in 1994 to a net gain position in 1995 was the result of the decline in market interest rates during 1995. The net unrealized gain in 1995 represents 2.5% of the portfolio. A total of $21.9 million of debt and equity securities were sold during 1995, the majority of which were executed to support interest rate risk management objectives.  Specifically, the
Corporation adjusted its investment portfolio structure in order to better
position the balance sheet for declining interest rates.   Also, as previously
mentioned, certain sales of the Corporation's equity holdings were conducted on the basis that they were excellent selling opportunities. Management believes that there will be no material effect on future earnings due to securities sales executed during 1995 and there are no plans to sell securities in a manner which would have a material impact on the short-term or long-term profitability, liquidity or capital resources of the Corporation.

INTEREST RATE SENSITIVITY GAPS
(In Thousands, Except Ratios)
                                                    0-30            31-90            91-364             1-5           Over 5
                                                    Days             Days              Days           Years            Years
Loans                                            $50,786          $20,594           $43,501         $74,437          $25,326
Investment securities:
  Taxable                                          2,889            3,120            19,140          21,526            7,920
  Tax-exempt                                         130              200             1,577           2,769           26,741
Federal funds sold and other                       9,502            4,230               ---           2,320              ---
Interest earning assets                          $63,307          $28,144           $64,218        $101,052          $59,987
Interest bearing demand deposits                 $   444          $   891           $ 5,345         $20,043          $   ---
Savings deposits                                     424              848             5,986          19,077              ---
Money market deposits                             48,551              ---               ---             ---              ---
Time deposits                                     28,022           11,981            68,348          40,198              862
Other interest bearing liabilities                 9,462            4,533             2,152           4,169            2,637
Interest bearing liabilities                     $86,903          $18,253           $81,831         $83,487          $ 3,499
Rate sensitivity gap:
  Periodic gap                                  $(23,596)        $  9,891          $(17,613)       $ 17,565          $56,488
  Cumulative gap                                $(23,596)        $(13,705)         $(31,318)       $(13,753)         $42,735
Rate sensitivity ratio:
  Periodic ratio                                   (7.00)%           2.93%           (5.22)%           5.21%           16.75%
  Cumulative ratio                                 (7.00)%          (4.06)%          (9.29)%          (4.08)%          12.67%

DEPOSITS

  The average daily amount of deposits is summarized for the periods indicated
in the following table
(In Thousands, Except Ratios):
                                                                   Year-Ended December 31,
                                                 1995                     1994                    1993
                                         Amount        Rate         Amount    Rate         Amount      Rate
DOMESTIC BANK OFFICE
Non-interest bearing
  Demand deposits                        $ 24,502                 $ 22,138               $ 18,744
Interest bearing
  Demand deposits                          25,686       1.94%       24,446     1.97%       21,031      2.46%
Savings deposits                           28,378       2.55%       30,640     2.52%       28,976      2.89%
Money market deposits                      51,455       2.91%       54,505     2.66%       48,787      2.92%
Time deposits                             134,436       5.47%      110,396     4.43%      110,798      4.76%

  TOTAL                                  $264,457                 $242,125               $228,336

INVESTMENT PORTFOLIO

  The following table sets forth the carrying value of investments at the dates indicated:
(In Thousands)
                                             December 31
                                    1995        1994        1993
U.S. Treasury and other U.S.
   Government agencies and
   corporations                    $53,333     $61,429     $44,897
State and political
   subdivisions                     33,844      27,248      27,335
Other                               10,728       7,138      13,656
     TOTAL                         $97,905     $95,815     $85,888

  The following table sets forth the maturities of investment securities at December 31, 1995.  Weighted average yields on tax-
exempt obligations have been computed on a fully taxable-equivalent basis assuming a tax rate of 34%.
(In Thousands)
                                           Maturing

                                  After One But   After Five But
                      Within          Within          Within          After
                     One Year       Five Years       Ten Years       Ten Years

                  Amount  Yield   Amount  Yield   Amount  Yield   Amount  Yield
U.S. Treasury and
  other U.S.
  Government
  agencies and
  corporations    $ 4,295  6.25%  $16,613  5.76%   $5,340  6.36%  $27,085  6.87%
State and
  political
  subdivisions      2,496  7.74%    3,001  8.43%      633 10.80%   27,714  9.07%
Other               6,528  5.94%      104  5.45%     ---   --- %    4,096  4.50%

   TOTAL          $13,319  5.99%  $19,718  5.78%   $5,973  6.46%  $58,895  6.39%

Tax-equivalent
adjustment for
calculation of
yield             $    51         $    77          $   22         $   793

LOAN PORTFOLIO

  The following table shows the Corporation's loan distribution by type at the end of the last five years:
(In Thousands)
                                                 December 31,
                                1995      1994      1993      1992      1991
Commercial, financial and
  agricultural               $ 26,062  $ 25,587  $ 31,655  $ 31,913  $ 37,228
Real estate-construction        5,384     2,942     2,365     1,860     4,656
Real estate-mortgage          120,966   107,933    92,208    95,021    89,420
Installment                    61,457    55,934    47,308    38,108    28,534

    TOTAL                    $213,869  $192,396  $173,536  $166,902  $159,838

  The following table shows the amounts of loans outstanding as of December 31, 1995, which, based on remaining scheduled repayments of principal, are due in the periods indicated.  Also, the amounts due after one year are classified according to the sensitivity of changes in interest rates.
(In Thousands)
                                                      Maturing

                                                  After
                                                  One But
                                        Within    Within     After
                                        One Yr   Five Yrs  Five Yrs   Total
Commercial, financial and agricultural $12,181    $ 6,221   $ 7,660   $26,062
Real estate-construction                 2,586        614     2,184     5,384
Real estate-mortgage                     5,852     12,925   102,189   120,966
Installment                              4,275     53,592     3,590    61,457
     TOTAL                             $24,894    $73,352  $115,623  $213,869



Loans maturing after one year with:

   Fixed interest rates                           $66,346   $ 75,598
   Variable interest rates                          7,006     40,025

     TOTAL                                        $73,352   $115,623

NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS
(In Thousands)
                                                                        December 31,
                                              1995             1994             1993             1992             1991
Non-accrual loans                             $ 10             $650             $484             $504             $354
Accruing loans past due
  90 days or more                               24               17               40               38               48
Restructured loans                             292              ---              ---              ---              ---
Other real estate and other
  repossessed assets                            46              115               67               87              122
  TOTAL NONPERFORMING                        $ 372             $782             $591             $629             $524

Non-accrual loans by category
Commercial, financial and
  agricultural                                $---             $479             $482             $119             $223
Real estate-mortgage                           ---              141              ---              381              131
Installment                                     10               30                2                4              ---
                                              $ 10             $650             $484             $504             $354

Past due loans by category
Real estate-construction                       ---              ---              ---              ---               48
Real estate-mortgage                           ---                6               24               14              ---
Installment                                     24               11               16               24              ---
                                              $ 24             $ 17             $ 40             $ 38             $ 48

Restructured loans by category
Commercial, financial and
  agricultural                                $ 13             $---             $---            $ ---             $---
Real estate-mortgage                           279              ---              ---              ---              ---
                                              $292             $---             $---             $---             $---

                                                                                      December 31,
                                                                        1995             1994             1993
Non-accrual loans and restructured loans                                $302             $650             $484
Interest income that would have been
  recorded under original terms                                           29              107               53
Interest income recorded during the period                                28               78               28
Interest lost for the year                                                 1               29               25

Asset Quality

   The Corporation has policies and procedures designed to control credit risk and to maintain the quality of its loan and investment portfolios.
These include underwriting standards for new origination and ongoing monitoring and reporting of asset quality and adequacy of the reserve for loan losses.
   During 1995 the Corporation continued its strategy of maintaining a diversified loan portfolio. The Corporation has emphasized originating small business, residential mortgage and consumer loans. The business strategy behind this focus, is that a loan base built on a greater number of relatively small credits provides greater stability and reduces the Corporation's dependance on a small group of borrowers. Over time, it will also serve to reduce the loan portfolio's overall credit risk since the proportion of large individual exposures will decrease. These large individual exposures, if they degenerate, have greater potential for
materially impacting the allowance for loan losses.   As a result of this
strategy and the general economic conditions of the Bank's market area, the Corporation achieved loan growth of $21.4 million (11.2%) during 1995 while maintaining essentially the same portfolio mix as 1994. Commercial, financial and agricultural loans decreased slightly from 24.3% of total loans at year-end 1994 to 24.2% at year-end 1995. During this same period, real estate construction loans increased from 1.5% to 2.5% of total loans; real estate mortgages decreased from 45.1% to 44.5% of total loans; and installment loans decreased from 29.1% to 28.8% of total loans.
   The Corporation's commercial, consumer and mortgage portfolios are principally to borrowers within York and Adams Counties, Pennsylvania, where it has full service branches and one loan production office. The commercial loan portfolio is well diversified with no industry comprising greater than 10% of total loans outstanding.
   Nonperforming assets include non-accrual and renegotiated loans, accruing loans past due 90 days or more and ORE (including foreclosures, deeds in lieu of foreclosure and in-substance foreclosures) and other repossessed
assets.    A loan generally is classified as non-accrual when full collection of principal or interest is doubtful and a loan becomes 90 days or more past due as to principal or interest, unless management determines that the estimated net realizable value of the collateral is sufficient to cover the principal and accrued interest. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged to the allowance for loan losses. A loan is classified as restructured if the original interest rate, repayment terms or both were modified due to the deterioration in the financial condition of the borrower. Nonperforming loans are returned to performing status when the loan is brought current and has performed in accordance with contract terms for a reasonable period of time.
   Nonperforming loans were .17% and .41% of total loans at December 31,
1995 and 1994, respectively.  Year-end 1995 non-accrual loans totalled
$10,000 compared to $650,000 at year-end 1994.   The decrease from year to
year was primarily due to the reduction, through collection and charge-
down, of a large commercial non-accrual loan during 1995.  Loans past due
90 days or more remained essentially the same at $24,000 and $17,000,
respectively, for year-end 1995 and 1994.   At December 31, 1995, $292,000
in loans were classified as restructured, compared to none at December 31, 1994. The nature of the restructure for the affected loans was a modification of the maturity date which created a corresponding reduction in the amount of the periodic payments. There were no interest rate reductions, nor any forgiveness of principal or interest. ORE and other repossessed assets decreased from $115,000 in 1994 to $46,000 in 1995.
When evaluated in the aggregate, these statistics exhibit the Corporation's ongoing commitment to effectively managing credit risk.
   Potential problem loans are defined by the Securities and Exchange Commission (SEC) as performing loans which have characteristics that cause management to have serious doubts as to the ability of the borrower to comply with present loan repayment terms and which may result in the reporting of these loans as nonperforming loans in the future. The Corporation's potential problem loans or "watchlist" consist primarily of commercial loans which are less than 90 days past due and still accruing. These loans are rated according to the degree of probability that non compliance will occur in order to determine whether they should be
considered as impaired under FASB 114.   Only those loans for which
management feels it is probable (as opposed to possible) that future noncompliance will occur are considered impaired under FASB 114. At
December 31, 1995, total potential problem loans, as determined by the Corporation's internal loan review process, totalled $2.0 million compared to $3.9 million for December 31, 1994. Of these amounts, $654,000 and $1.2 million were considered impaired (or would have been considered impaired had it been in effect) under FASB 114 for 1995 and 1994, respectively. The significant decrease from 1994 was primarily due to the charge-down on a single commercial real estate loan of $575,000 during 1995. A recent appraisal of the underlying collateral on this loan indicated a significant deterioration in its market value. As a result, management charged the loan down to the net realizable value of the underlying collateral. The overall decline in potential problem loans from 1994 to 1995 is primarily the result of effective collection and work-out efforts and stable economic conditions during 1995. Management constantly monitors the status of potential problem loans and their likelihood of becoming nonperforming loans. Should any of these potential problem loans deteriorate, the result would be increased levels of nonperforming loans in the short-term.
Although the Corporation will experience fluctuations in its nonperforming assets from period to period, nonperforming loans should not increase significantly in the long-term.

ALLOCATION FOR LOAN LOSS ALLOWANCE
(In Thousands, Except Ratios)
                                                Year-Ended December 31,
                       1995                  1994                1993                    1992                        1991
                            Percent             Percent             Percent                    Percent                   Percent
                             Of Loans           Of Loans            Of Loans                   Of Loans                  Of Loans
                            In Each              In Each            In Each                    In Each                   In Each
                           Category             Category            Category                   Category                  Category
                Allowance   To Total Allowance  To Total  Allowance To Total   Allowance      To Total      Allowance    To Total
                 Amount      Loans    Amount    Loans      Amount     Loans      Amount        Loans          Amount     Loans
Commercial,
   financial and
   agricultural  $  535      24.2%    $1,273    24.3%       $1,266     28.3%      $1,112       32.5%        $  797       35.2%
Real estate-
   construction      11       2.5%         6     1.5%            6      1.4%           5        1.1%             5        2.9%
Real estate-
   mortgages        101      44.5%       100    45.1%           95     43.1%         102       43.6%           109       44.0%
Installment         590      28.8%       510    29.1%          424     27.2%         380       22.8%           292       17.9%
Unallocated         983       ---        609     ---           463      ---          483        ---            531        ---
   TOTAL         $2,220     100.0%    $2,498   100.0%       $2,254    100.0%      $2,082      100.0%        $1,734      100.0%

Allowance For Loan Losses

   The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the portfolio. Management's methodology to determine the adequacy of the allowance considers specific credit reviews, current economic conditions and trends, past loan loss experience, and the volume, growth and composition of the loan portfolio.
At December 31, 1995, management feels that the allowance for loan losses is adequate to cover potential losses within the overall portfolio.
   Effective January 1, 1995, the Corporation adopted FASB Statement No. 114
(FASB 114), "Accounting by Creditors for Impairment of a Loan".   This
Statement requires certain impaired loans to be reported at the present value of expected future cash flows, or as a practical expedient, at the loan's observable market price, or the fair value of the collateral if collateral dependent. This new standard applies to all loans that are identified as being impaired. In addition, the statement affects troubled debt restructurings involving a modification of terms. It does not apply to large groups of smaller balance homogeneous loans that are evaluated collectively such as installment or residential mortgage loans. Generally, loans considered impaired under FASB 114 would be the Corporation's non-homogeneous non-accrual loans. However, a loan may also be considered impaired under FASB 114 if it is currently performing according to its terms but it is probable that the loan will not perform as such in the future.
   Each loan identified as impaired under FASB 114 is evaluated periodically to estimate any potential losses for which a specific reserve should be
established.   Since most of these loans are collateral dependent, this
estimate is normally based on a comparison of the most recent appraised value of the collateral and the recorded investment in the loan. If the collateral value is the lower amount of the two, the potential loss would be the difference between them. If the loan is not collateral dependent, the same procedure would be followed except that the present value of the
expected future cash flows would replace the collateral value.   In
addition to these specific individual reserves, allocated reserves are established for the commercial, mortgage and installment portfolios. These allocations are based on the overall level of loans identified as problem or potential problem, past loan loss experience, adjusted for recent
portfolio growth and economic trends.    As a supplement to the specific
individual and allocated reserves, an unallocated general reserve is also established. This unallocated portion is determined based on judgements regarding risk of error in specific allocations, other potential exposures in the loan portfolio, economic conditions and trends, and other factors.
   The allocation presented in the accompanying table is based on estimates and subjective judgments and is not necessarily indicative of the specific amounts or loan categories in which losses may ultimately occur.
   The allowance approximated 1.04%, 1.30% and 1.30% of total loans outstanding and 597%, 319% and 381% of nonperforming loans outstanding at December 31, 1995, 1994 and 1993, respectively. The allowance as a percentage of total loans decreased during 1995 as a result of the large charge-down discussed earlier. The percentage of the allowance allocated to commercial, financial and agricultural loans decreased from 51% at year-end 1994 to 24% at year-end 1995. This decrease reflects the significant reduction in the Corporation's nonperforming loans and potential problem loans from a year ago in addition to the large charge-down which effectively recognized a specific reserve. The percentage of the allowance allocated to real estate construction, real estate mortgages and installment loans increased to 32% in 1995 from 25% in 1994. In addition, the unallocated percentage increased from 24% at year-end 1994 to 44% at year-end 1995.
   The allowance for loan losses is charged when management determines the prospects for recovering the principal have significantly diminished. Subsequent recoveries, if any, are credited to the allowance. Loans identified as impaired under FASB 114 are charged-off when management has concluded, after ongoing evaluation of the impaired loans, that repayment is unlikely. Installment loans that are 90 to 120 days past due are charged-off unless current scheduled payments are being received. Real estate mortgage loans are written down to fair value upon the earlier of a receipt of a deed of foreclosure or a completion of foreclosure proceedings.

  The composition of charge-offs and recoveries changed significantly during 1995. In 1995 the Corporation realized net charge-offs of $638,000 in comparison to net recoveries of $119,000 in 1994 and net charge-offs in
1993 of $473,000.   These fluctuations were primarily caused by the large
individual commercial charge-off made in 1995, combined with a higher than normal level of commercial loan recoveries in 1994. The resulting net charge-offs (recoveries) for commercial, financial and agricultural loans were $566,000, $(214,000) and $320,000 for 1995, 1994 and 1993,
respectively. Net charge-offs on the combined installment loan categories remained relatively stable at $99,000, $97,000 and $86,000 during 1995, 1994 and 1993, respectively. The absence of net charge-offs in real estate mortgage loans during 1995 was consistent with past years with the exception of 1993 which had one charge-off for $67,000.


Regulatory Matters

   The passage of the Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 and the Reigle Community Development and Regulatory Improvement Act may have a significant impact upon the Corporation. The key provisions pertain to interstate banking and interstate branching as well as a reduction in the regulatory burden on the banking industry.
Since September,1995, bank holding companies may acquire banks in other states without regard to state law. In addition, banks can merge with other banks in another state beginning in June, 1997. States may adopt laws preventing interstate branching but, if so, no out-of-state bank can establish a branch in that state and no in-state bank may branch outside the state. Pennsylvania recently amended the provisions of its banking code to authorize full interstate banking and branching under Pennsylvania law and to facilitate the operations of interstate banks in Pennsylvania. As a result of legal and industry changes, management predicts that consolidation will continue as the financial services industry strives for greater cost efficiencies and market share. Management believes that such consolidation may enhance its competitive position as a community bank. There are numerous proposals before Congress to modify the financial services industry and the way commercial banks operate. However, it is difficult to determine at this time what effect such provisions may have until they are enacted into law. Except as specifically described above, management believes that the effect of the provisions of the aforementioned legislation on the liquidity, capital resources, and results of operations will not be material.
   The Federal Deposit Insurance Corporation Improvement Act of 1991 (the "Act") addresses recapitalization of the insurance fund. The Act contains provisions concerning the utilization of risk-based assessments in generating deposit insurance funds, a nominal change to deposit insurance coverage, assessment reduction for bank's involvement in community related activities, the computation of interest paid on deposit accounts and miscellaneous regulatory procedures and standards to ensure the bank's safety and limit systemic risk. Implementation of the provisions of the Act have not had nor are expected to have a material adverse impact on the results of operation, capital resources or liquidity of the Corporation.
   As discussed above, the FDIC recently revised premium insurance rates, effective as of June 1995, in accordance with the recapitalization plan set forth in the Federal Deposit Insurance Corporation Improvement Act of 1991. This revised schedule of premiums more fully reflects banks' risk profiles by expanding the spread between rates paid by the "safest" and "riskiest" institutions. As discussed, this revision has translated into a substantial reduction in FDIC premium expense during 1995 since the bank is currently among the "safest" category. Management anticipates remaining in this category in the future and thus should continue to realize significantly reduced FDIC premium expenses going forward.
   Management is currently evaluating three accounting standards recently issued by the Financial Accounting Standards Board (FASB) which are effective beginning in 1996. FASB 123 "Accounting for Stock Based Compensation" was issued in October 1995. This statement encourages but does not require companies to recognize compensation expense for stock-based awards based on their fair value on the grant date. Companies have the option to continue following the existing intrinsic value method under Accounting principles Board (APB) Opinion No. 25 which often results in no compensation expense. However, companies that choose the latter method are required to provide pro forma disclosures of what net income and earnings per share would have been had the new fair value method been used. In addition, the standard requires all companies to make significantly more disclosures regarding employee stock options than are currently required. FASB No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", was issued in March 1995. This standard prescribes the accounting for the impairment of long-lived assets, such as property, plant and equipment; identifiable intangibles, including patents and trademarks; and goodwill related to those assets. In addition, FASB 121 defines the accounting for long-lived assets and identifiable intangibles that a company plans to dispose of, other than those that are part of a discontinued operation. FASB 122, "Accounting for Mortgage Servicing Rights", was issued in May 1995. This statement establishes new standards for the accounting treatment of mortgage servicing rights retained by an institution on sold or securitized mortgage loans. Management does not anticipate that these standards will have a material effect on the Corporation's liquidity, capital resources, or results of operations.
   Management is not aware of any other current specific recommendations by regulatory authorities or proposed legislation, which if they were implemented, would have a material adverse effect upon the liquidity, capital resources or results of operations, although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on the Corporation's results of operations.
   During 1995 the FDIC completed a routine examination of the Bank including an assessment of asset quality. During 1994 the Pennsylvania State Department of Banking completed a similar examination. Also during 1995, the Federal Reserve Bank of Philadelphia completed a routine examination of the Corporation.


Effects of Inflation

   The majority of the assets and liabilities of a financial institution are monetary in nature, and therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. An important effect of this can be the reduction of the proportion of earnings paid out in cash dividends.
Another significant effect of inflation is on other expenses, which tend to rise more rapidly during periods of general inflation.
   Management believes the most significant impact on financial results is the Corporation's ability to react to changing interest rates. As presented earlier in this discussion, management is attempting to maintain a position between rate sensitive assets and liabilities that protects net interest income against wide interest rate fluctuations.

LOAN LOSS EXPERIENCE
(In Thousands, Except Ratios)
                                                                                       Year-Ended December 31,
                                                           1995          1994          1993          1992          1991
Balance at January 1:                                      $2,498       $2,254         $2,082        $1,734        $1,336
CHARGE-OFFS
   Commercial, financial and
      agricultural                                            575          156            389           443           548
   Real estate-construction                                   ---          ---            ---           ---           ---
   Real estate-mortgages                                       65          ---             67           ---           ---
   Installment                                                 88           64             65            74            46
   Credit cards and related plans                              35           56             47            96            40
      TOTAL CHARGE-OFFS                                       763          276            568           613           634

RECOVERIES
   Commercial, financial and
      agricultural                                              9          370             69           286           285
   Real estate-construction                                   ---          ---            ---           ---           ---
   Real estate-mortgages                                       92            2            ---           ---           ---
   Installment                                                 17           17             19            19            12
   Credit cards and related plans                               7            6              7             6           ---
      TOTAL RECOVERIES                                        125          395             95           311           297

NET (RECOVERIES) CHARGE-OFFS                                  638         (119)           473           302           337

   Provision charged to operations                            360          125            645           650           735
   Balance at December 31:                                 $2,220       $2,498         $2,254        $2,082        $1,734
   Ratio of net (recoveries)
      charge-offs to average
         loans outstanding                                   .31%       (.07)%           .29%          .19%          .21%
   Ratio of allowance for loan
      losses to nonperforming assets                         597%         319%           381%          331%          331%

COMMON STOCK MARKET PRICES AND DIVIDENDS


   As of January 31, 1996, the approximate number of shareholders of record of the Corporation's common stock was 1,480. The accompanying table sets forth the range of bid-asked prices for the common stock and dividends declared by Hanover Bancorp, Inc. during the most recent eight quarters ended December 31, 1995. The bid price for Hanover Bancorp, Inc. common stock for the period indicated here represents inter-dealer prices without adjustment for retail mark-up, mark-down or commission and does not necessarily represent actual transactions.

BID-ASKED PRICES FOR COMMON STOCK AND DIVIDENDS DECLARED
                                              1995                                       1994
                                 Stock Price             Cash                Stock Price           Cash
                                    Range              Dividend                 Range            Dividend
QUARTER ENDED
March 31                       $18.67 - $19.67           $0.10             $17.34 - $18.66        $0.087
June 30                         18.25 -  19.50            0.10              18.34 -  19.66         0.093
September 30                    18.25 -  19.25            0.10              19.00 -  20.00         0.093
December 31                     18.25 -  19.25            0.11              19.00 -  20.00         0.093

STOCK PRICES AND CASH DIVIDENDS HAVE BEEN ADJUSTED RETROACTIVELY TO REFLECT THE IMPACT OF THE 3 FOR 2 STOCK SPLIT EFFECTIVE
APRIL 1, 1995 AND THE 5% STOCK DIVIDEND PAID APRIL 1, 1994.

The Corporation expects to continue its policy of paying regular quarterly dividends although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition. The Corporation has no restrictions affecting the payment of dividends except those presented in Note 12 of the Notes to Consolidated Financial Statements.

Hanover Bancorp, Inc. is listed under the symbol "HOVB" on the O.T.C. Electronic Bulletin Board, an automated quotation service, made available through, and governed by, the NASDAQ system. Current price information is available from account executives at most brokerage firms as well as the following firms which are registered market makers of Hanover Bancorp, Inc.'s common stock:

F.J. Morrissey & Co., Inc.
1700 Market Street, Suite 1420
Philadelphia,  PA  19102
(800) 842-8928

Ryan, Beck & Company
3 Parkway
Philadelphia,  PA  19102
(800) 223-8969 in PA
(215) 568-4433 elsewhere

Janney Montgomery Scott, Inc.
1801 Market Street, 10th Floor
Philadelphia,  PA  19102
(800) 526-6397
(215) 665-6000 or
49 East Market Street
York,  PA  17405
(717) 845-4511 or
(717) 632-4545

Fahnestock & Co., Inc.
110 Wall Street
New York, NY  10004
(800) 221-5588

Monroe Securities, Inc.
47 State Street
Rochester, NY  14614
(716) 546-5560

Ferris, Baker, Watts & Co.
100 Light Street
P.O. Box 1796
Baltimore, MD  21203
(410) 685-2600

Sandler O'Neill & Partners, L.P.
Two World Trade Center
104th Floor
New York, NY  10048
(800) 635-6860

Legg Mason Wood Walker, Inc.
1818 Market Street
Philadelphia, PA 19103
(800) 888-6673

Hopper Soliday & Co., Inc.
1725 Oregon Pike
Lancaster, PA  17601
(717) 560-3000

REPORT OF INDEPENDENT AUDITORS AND INFORMATION FOR SHAREHOLDERS

REPORT OF INDEPENDENT AUDITORS

THE SHAREHOLDERS AND BOARD OF DIRECTORS
HANOVER BANCORP, INC.

    We have audited the accompanying consolidated balance sheets of Hanover Bancorp, Inc. and its wholly-owned subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity , and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion of these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanover Bancorp, Inc. and its wholly-owned subsidiary at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.
    As discussed in Note 16 to the financial statements, in 1995 the Corporation changed its method of accounting for impaired loans, and in 1993 the Corporation changed its methods of accounting for income taxes and accounting for certain investments in debt and equity securities.


                                            /S/ Ernst & Young LLP

Harrisburg, Pennsylvania
January 26, 1996


INFORMATION FOR SHAREHOLDERS

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
    Hanover Bancorp, Inc. offers a dividend reinvestment program whereby all shareholders of record may reinvest their dividends into additional shares of the Corporation. Information concerning this optional program is available by contacting Hanover Bancorp, Inc., c/o Bank of Hanover and Trust Company, 33 Carlisle Street, Hanover Pennsylvania 17331.

ANNUAL MEETING
    The Annual Meeting of the Shareholders of Hanover Bancorp, Inc. is scheduled to be held April 9, 1996, at 9:30 a.m. at the Hanover Country Club located on Lincolnway East, Abbottstown, Pennsylvania.

COPIES OF 10-K
    Additional copies of Hanover Bancorp, Inc.'s Annual Report and Form 10-K may be obtained without charge upon written request to Gerald M. Warner, Secretary/Treasurer, Hanover Bancorp, Inc., 33 Carlisle Street, Hanover, Pennsylvania 17331.

CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Data)
                                                                                Year-Ended December 31,
                                                                1995                   1994                     1993
INTEREST INCOME
    Interest and fees on loans                                $18,218                $14,882                  $14,548
    Interest on federal funds sold                                346                    441                       94
    Investment securities:
        Taxable                                                 3,766                  3,441                    3,766
        Tax-exempt                                              1,613                  1,354                    1,460
                                                                5,379                  4,795                    5,226
    Other interest income                                         238                    193                      150
        TOTAL INTEREST INCOME                                  24,181                 20,311                   20,018
INTEREST EXPENSE
    Interest on deposits                                       10,073                  7,590                    8,060
    Interest on borrowed funds                                  1,336                    927                      670
        TOTAL INTEREST EXPENSE                                 11,409                  8,517                    8,730
        NET INTEREST INCOME                                    12,772                 11,794                   11,288
PROVISION FOR LOAN LOSSES                                         360                    125                      645
    NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES        12,412                 11,669                   10,643
OTHER INCOME
    Trust department income                                       663                    593                      559
    Service charges on deposit accounts                           827                    701                      618
    Other operating income                                        360                    774                      673
    Securities gains                                              580                    284                      301
        TOTAL OTHER INCOME                                      2,430                  2,352                    2,151
OTHER EXPENSE
    Salaries                                                    4,498                  4,119                    3,725
    Pensions and other employee benefits                        1,081                    935                      864
    Occupancy expense                                             798                    708                      674
    Equipment expense                                             870                    768                      637
    Marketing and advertising                                     416                    336                      349
    FDIC insurance                                                295                    534                      515
    Other operating expense                                     2,368                  2,117                    2,144
        TOTAL OTHER EXPENSE                                    10,326                  9,517                    8,908
        INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT
          OF CHANGE IN ACCOUNTING FOR INCOME TAXES              4,516                  4,504                    3,886
 INCOME TAXES                                                     960                  1,020                      752
        INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE    3,556                  3,484                    3,134
    CUMULATIVE EFFECT OF CHANGE IN METHOD OF ACCOUNTING
      FOR INCOME TAXES                                            ---                    ---                      240
        NET INCOME                                            $ 3,556                $ 3,484                  $ 3,374
    EARNINGS PER SHARE
        Income before cumulative effect of accounting change  $  1.14                $  1.12                  $  1.02
        Cumulative effect of accounting change                    ---                    ---                      .08
            NET INCOME                                        $  1.14                $  1.12                  $  1.10
    Cash dividends per share                                  $   .41                $   .37                  $   .35

SEE ACCOMPANYING NOTES.

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Per Share Data)
                                                                                     December 31,
                                                                           1995                      1994
ASSETS
  Cash and due from banks                                               $ 11,055                 $  9,397
  Federal funds sold                                                       5,600                    2,152
    CASH AND CASH EQUIVALENTS                                             16,655                   11,549
  Interest bearing deposits with other banks                                 913                       22
  Investment securities:           Available-for-sale                     87,964                   90,184
                                   Held-to-maturity (market value--
                                     $9,978 and $5,524, respectively)      9,941                    5,631
                                                                          97,905                   95,815
  Loans:
    Commercial, financial and agricultural                                26,062                   25,587
    Real estate-construction                                               5,384                    2,942
    Real estate-commercial mortgage                                       25,739                   21,090
    Real estate-residential mortgage                                      95,227                   86,843
    Consumer                                                              61,457                   55,934
                                                                         213,869                  192,396
  Less: Allowance for loan losses                                         (2,220)                  (2,498)
      NET LOANS                                                          211,649                  189,898
  Premises and equipment                                                   5,806                    5,232
  Accrued income receivable                                                2,355                    2,167
  Other assets                                                             1,939                    3,671
      TOTAL ASSETS                                                      $337,222                 $308,354

LIABILITIES AND SHAREHOLDERS' EQUITY
  Deposits:
    Non-interest bearing                                                $ 27,214                 $ 22,435
    Interest bearing                                                     251,020                  229,317
      TOTAL DEPOSITS                                                     278,234                  251,752
  Borrowed funds: Federal Home Loan Bank borrowings                       14,006                   17,300
                  Other borrowings                                         8,947                    9,136
                                                                          22,953                   26,436
  Accrued interest                                                         1,873                    1,226
  Other liabilities                                                          958                    1,064
  Dividends payable                                                          342                      311
      TOTAL LIABILITIES                                                  304,360                  280,789
  Shareholders' Equity:
    Preferred stock, $2.50 par value; authorized, 2,000,000 shares;
      no shares issued or outstanding                                        ---                      ---
    Common stock, $1.11 par value; authorized, 6,750,000 shares; issued
      and outstanding: 1995-3,107,336 shares; 1994-3,105,590 shares        3,449                    3,458
    Surplus                                                               18,606                   18,573
    Unrealized gains (losses) on securities available-for-sale             1,554                   (1,432)
    Retained earnings                                                      9,253                    6,966
      TOTAL SHAREHOLDERS' EQUITY                                          32,862                   27,565
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $337,222                 $308,354

  Book value per share                                                  $  10.58                 $   8.88

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousands, Except Per Share Data)
                                                                                  Unrealized
                                                             Common                Gains and  Retained     Treasury
                                                             Stock     Surplus       Losses    Earnings       Stock       Total
Balance January 1, 1993                                     $3,246     $15,536       $ ---      $4,988      $ ---        $23,770

Net income for the year                                        ---         ---         ---       3,374        ---          3,374
Cash dividends:
    $0.35 per share                                            ---         ---         ---     (1,076)        ---        (1,076)
Cash paid in lieu of fractional shares and other                 6         ---         ---        (12)        ---            (6)
Issue of common stock:
    21,203 shares at an average price of $15.58 per share       22         308         ---         ---        ---            330
Net adjustment to unrealized gains (losses) on securities
    available-for-sale, net of tax effects of $1,011           ---         ---       1,962         ---        ---          1,962

Balance December 31, 1993                                    3,274      15,844       1,962       7,274        ---         28,354

Net income for the year                                        ---         ---         ---       3,484        ---          3,484
Cash dividends:
    $0.37 per share                                            ---         ---         ---     (1,181)        ---        (1,181)
5% stock dividend issued:
  April 1, 1994                                                164       2,435         ---     (2,599)        ---            ---
Cash paid in lieu of fractional shares and other               ---         ---         ---        (12)        ---           (12)
Issue of common stock:
    17,978 shares at an average price of $17.48 per share       20         294         ---         ---        ---            314
Net adjustment to unrealized gains (losses) on securities
    available-for-sale, net of tax effects of $1,749           ---         ---     (3,394)         ---        ---        (3,394)

Balance December 31, 1994                                    3,458      18,573     (1,432)       6,966        ---         27,565

Net income for the year                                        ---         ---         ---       3,556        ---          3,556
Cash dividends:
  $0.41 per share                                              ---         ---         ---     (1,274)        ---        (1,274)
Cash paid in lieu of fractional shares and other              (11)         ---         ---           5        ---            (6)
Issue of common stock:
  2,044 shares at an average price of $16.85 per share           2          33         ---         ---        ---             35
Net adjustment to unrealized gains (losses) on securities
    available-for-sale, net of tax effects of $1,538           ---         ---       2,986         ---        ---          2,986

Balance December 31, 1995                                   $3,449     $18,606      $1,554      $9,253      $ ---        $32,862

SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)
                                                                       Year-Ended December 31,
                                                             1995             1994             1993
OPERATING ACTIVITIES
  Net income                                             $  3,556         $  3,484         $  3,374
  Adjustments to reconcile net income to net cash
    provided by operating activities:
        Provision for loan losses                             360              125              645
        Provision for depreciation and amortization           673              590              467
        Securities gains                                     (580)            (284)            (301)
        Deferred income taxes, net                            150              ---             (240)
        (Increase) decrease in interest receivable           (188)            (231)             133
        Increase (decrease) in interest payable               647              186             (292)
        (Increase) decrease in other assets                   296             (709)            (718)
        Increase (decrease) in other liabilities             (223)            (170)             113
        Increase (decrease) in accrued taxes                 (136)             122               30
        NET CASH PROVIDED BY OPERATING ACTIVITIES           4,555            3,113            3,211

INVESTING ACTIVITIES
  Increase in loan                                        (33,746)         (27,532)         (18,706)
  Proceeds from loan sales                                 11,635            8,791           11,599
  Proceeds from sale of available-for-sale
    investment securities                                  21,860           22,466           22,144
  Proceeds from maturities of investment securities        31,469           31,828           41,468
  Purchases of investment securities                      (51,205)         (68,921)         (60,892)
  Purchases of premises and equipment                      (1,247)          (1,202)            (563)
        NET CASH USED IN INVESTING ACTIVITIES             (21,234)         (34,570)          (4,950)

FINANCING ACTIVITIES
  Net increase (decrease) in demand deposits, NOW
    accounts, money market accounts and savings accounts   (1,408)           5,006           10,199
  Net increase (decrease) in certificates of deposit
    and other time deposits                                27,890           15,282          (11,813)
  Net increase (decrease) in borrowed funds                (3,483)          10,564            4,965
  Cash dividends paid                                      (1,243)          (1,144)          (1,065)
  Cash paid in lieu of fractional shares                       (6)             (12)              (6)
  Proceeds from issuance of common stock                       35              314              330
        NET CASH PROVIDED BY FINANCING ACTIVITIES          21,785           30,010            2,610

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            5,106           (1,447)             871

Cash and cash equivalents at beginning of year             11,549           12,996           12,125

CASH AND CASH EQUIVALENTS AT END OF YEAR                 $ 16,655         $ 11,549         $ 12,996

SEE ACCOMPANYING NOTES.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1995

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles Of Consolidation: The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Bank of Hanover and Trust Company. All significant intercompany transactions and accounts have been eliminated.

Investment Securities: In May 1993, the Financial Accounting Standards Board issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Corporation adopted the provisions of the new standard in its financial statements effective December 31, 1993. Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Corporation has the ability and positive intent to hold the securities to maturity. Securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts to maturity. Realized gains and losses on sales of securities held-to-maturity, while rare, and declines in value judged to be other than temporary are included in net securities gains (losses).
  Debt securities not classified as held-to-maturity and equity securities are classified as available-for-sale. Securities available-for-sale are stated at fair value, with the unrealized gains and losses reported as a separate component of shareholders' equity, net of tax effect. The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums to call and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses on securities available-for-sale and declines in value judged to be other than temporary are included in net securities gains (losses). The decision to sell such securities is based on management's assessment of changes in economic or financial market conditions, interest rate risk and the Corporation's financial position and liquidity. The cost of securities sold is based on the specific identification method.

Loans: Interest on commercial loans, mortgages and most consumer loans is recognized based upon the amount of principal outstanding. The accrual of interest is generally discontinued for a loan when full collection of the principal or interest is doubtful and a loan becomes 90 days or more past
due.   Subsequent payments received on these non-accrual loans are either applied against principal or reported as interest income, according to management's judgement as to the collection of principal.

Allowance For Loan Losses: Management reviews the loan portfolio and determines a provision for loan losses necessary to increase the allowance for loan losses to levels sufficient to cover possible losses in the collection of loans based upon the borrower's ability to repay, past collection experience, the risk characteristics of the loan portfolio and such other factors which, in management's judgement, deserve current recognition. The allowance is increased by provisions charged to operations and reduced by net charge-offs.
  Beginning in 1995, the Corporation adopted Financial Accounting Standards Board (FASB) Statement No. 114, "Accounting by Creditors for Impairment of a Loan" and Statement No. 118, "Accounting by Creditors for Impairment-- Income Recognition and Disclosures". Under Statement No. 114, the 1995 allowance for credit losses related to loans that are identified for evaluation in accordance with this standard is based on the discounted cash flows using the loans initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for credit losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans. Statement No. 118 prescribes how a creditor should report income on impaired loans and clarifies Statement 114's disclosure requirements. In accordance with FASB 118, the Corporation will continue to recognize interest income as described in the loans section above.

Premises And Equipment: Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method.

Income Taxes: Effective January 1, 1993, the Corporation accounts for income taxes pursuant to the provisions of Financial Accounting Standards Board Statement No. 109. Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net Income And Cash Dividends Per Share: Net income and cash dividends per share are based on the weighted average number of shares outstanding which were 3,106,298 during 1995; 3,104,196 shares during 1994; and 3,071,765 shares during 1993, retroactively restated to reflect stock dividends and stock splits.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Flow Information: For purposes of the statements of cash flows, the Corporation considers cash and due from banks and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods. Cash paid for interest and income taxes was $10,762,000 and $1,322,000, respectively, during the year-ended December 31, 1995; $8,331,000 and $892,000, respectively, during the year-ended December 31, 1994; and $9,022,000 and $710,000, respectively, during the year-ended December 31, 1993.
  The increase in unrealized gains on available-for-sale securities of $2,986,000 (net of $1,538,000 in deferred tax effects) during the period ended December 31, 1995, the decrease in unrealized gains on available-for-sale securities of $3,394,000 (net of $1,749,000 in deferred tax effects) during the period ended December 31, 1994 and the increase of $1,962,000 (net of $1,011,000 in deferred tax effects) during the period ended December 31, 1993, are non-cash transactions for purposes of the statement of cash flows.

Values of Financial Instruments: Financial Accounting Standards Board Statement No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.
  The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments. (See Note
13)

  Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

  Investment securities (including mortgage-backed securities): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

  Loans receivable: Fair values for loans are estimated using discounted cash flow analyses using interest rates based on U.S. Government security yields for similar terms adjusted for appropriate risks associated with each instrument.

  Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates based on U.S. Government security yields to a schedule of aggregated expected monthly maturities on time deposits.

  Federal Home Loan Bank borrowings: Fair values for FHLB borrowings are estimated using a discounted cash flow calculation that applies interest rates based on U.S. Government security yields to a schedule of aggregated expected maturities.

  Other borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other short-term borrowings approximate their fair values.

NOTE 2--RESTRICTIONS ON CASH AND DUE FROM BANK BALANCES

  The banking subsidiary is required to maintain reserve balances with the Federal Reserve Bank. The average amount of those balances for the year-ended December 31, 1995, approximated $2,038,000.

NOTE 3--INVESTMENT SECURITIES


The following is a summary of the investment portfolio by respective security category (In Thousands):

                                           Available-For-Sale Securities

                                                   Gross       Gross    Estimated
                                      Amortized  Unrealized  Unrealized    Market
                                           Cost       Gains      Losses     Value
December 31, 1995
U.S. Treasury securities
  and obligations of the
  U.S. Government and its
  agencies                              $19,655      $  171    $   (97)   $19,729
Obligations of states and
  political subdivisions                 29,043       1,701         (4)    30,740
Corporate securities                        548           7        ---        555
Mortgage-backed securities               32,798         245       (199)    32,844
Total debt securities                    82,044       2,124       (300)    83,868
Equity securities                         3,565         552        (21)     4,096
   TOTAL AVAILABLE-
   FOR-SALE SECURITIES                  $85,609      $2,676    $  (321)   $87,964

                                            Held-To-Maturity Securities

                                                      Gross       Gross Estimated
                                      Amortized  Unrealized  Unrealized    Market
                                           Cost       Gains      Losses     Value
December 31, 1995
Obligations of states and
  political subdivisions                $ 3,104      $   49    $   (18)   $ 3,135
Mortgage-backed securities                  864           6        ---        870
Other debt securities                     5,973         ---        ---      5,973
   TOTAL HELD-TO
   -MATURITY SECURITIES                 $ 9,941       $  55    $   (18)   $ 9,978

                                          Available-For-Sale Securities

                                                      Gross       Gross Estimated
                                      Amortized  Unrealized  Unrealized    Market
                                           Cost       Gains      Losses     Value
December 31, 1994
U.S. Treasury securities
  and obligations of the
  U.S. Government and its
  agencies                              $19,570      $    5    $  (617)   $18,958
Obligations of states and
  political subdivisions                 22,915         178       (514)    22,579
Corporate securities                      1,601           9         (2)     1,608
Mortgage-backed securities               44,324          60     (1,698)    42,686
Total debt securities                    88,410         252     (2,831)    85,831
Equity securities                         3,944         532       (123)     4,353
   TOTAL AVAILABLE-FOR
   -SALE SECURITIES                     $92,354      $  784    $(2,954)   $90,184

                                            Held-To-Maturity Securities

                                                      Gross       Gross Estimated
                                      Amortized  Unrealized  Unrealized    Market
                                           Cost       Gains      Losses     Value
December 31, 1994
Obligations of states and
  political subdivisions                $ 4,669      $   10    $  (129)   $ 4,550
Mortgage-backed securities                  962          14         (2)       974
   TOTAL HELD-TO-
   MATURITY SECURITIES                  $ 5,631      $   24    $  (131)   $ 5,524

The amortized cost and estimated market value of debt securities at
December 31, 1995, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. (In Thousands)
                                                                        Estimated
                                                              Amortized    Market
                                                                   Cost     Value
AVAILABLE-FOR-SALE
   Due in one year or less                                      $ 6,624   $ 6,672
   Due after one year through
        five years                                               14,632    14,746
   Due after five years through
        ten years                                                 3,583     3,660
   Due after ten years                                           24,407    25,946

                                                                 49,246    51,024
   Mortgage-backed securities                                    32,798    32,844
   Equity securities                                              3,565     4,096
                                                                $85,609   $87,964


HELD-TO-MATURITY
   Due in one year or less                                      $ 6,543   $ 6,543
   Due after one year through
        five years                                                  700       702
   Due after five years through
        ten years                                                    65        67
   Due after ten years                                            1,769     1,796
                                                                  9,077     9,108

   Mortgage-backed securities                                       864       870
                                                                $ 9,941   $ 9,978

   Proceeds from the sale of investments in debt and equity securities during 1995, 1994 and 1993 were $21,860,000, $22,466,000 and $22,144,000, respectively. Gross gains realized on these sales were $628,000, $492,000 and $374,000, respectively. Gross losses realized on these sales were
$48,000, $208,000 and $73,000, respectively.   Net unrealized gains
(losses) on securities available-for-sale net of the related deferred tax effects, included as a separate component of shareholders' equity, were $1,554,000 in 1995 and $(1,432,000) in 1994.
   Securities, having a carrying value of $37,594,000 at December 31, 1995, and $33,426,000 at December 31, 1994, were pledged to secure public deposits, repurchase agreements and other purposes required by law.

NOTE 4--ALLOWANCES FOR LOAN LOSSES

Transactions in the allowance for loan losses were as follows (In
Thousands):
                                                 1995         1994            1993
Balance at beginning of year                   $2,498       $2,254          $2,082
Recoveries on loans                               125          395              95
Provision charged to operations                   360          125             645
Loans charged-off                                (763)        (276)           (568)
Balance at end of year                         $2,220       $2,498          $2,254

   At December 31, 1995, the recorded investment in loans that are considered to be impaired under Statement No. 114 was $946,000, of which none were on non-accrual basis. Included in this amount is $292,000 of impaired loans for which an allowance was not required and $654,000 of impaired loans that as a result of write-downs do not have an allowance for
credit losses.   The average recorded investment in impaired loans during
the period ended December 31, 1995 was approximately $1.49 million. During this period, the Corporation recognized interest income on these loans of $132,000, which included $4,000 of interest income recognized using the cash basis method of income recognition.
   At December 31, 1994, the Corporation had total non-accrual loans of $650,000. Of this amount, $592,000 would have been considered impaired under Statement No. 114. The Corporation recorded $78,000 of interest income on these loans in 1994. Interest income of $107,000 would have been recorded on these loans according to their original terms.

NOTE 5--PREMISES AND EQUIPMENT

   Premises and equipment includes the following at December 31                                             (In Thousands):
                                                              1995            1994
   Premises                                                $ 5,298         $ 4,724
   Equipment                                                 5,106           4,762
                                                            10,404           9,486
Less accumulated depreciation                               (4,598)         (4,254)
                                                           $ 5,806         $ 5,232

   The Corporation and its subsidiary occupy certain facilities under lease arrangements and lease certain equipment. Rentals amounted to $391,000, $320,000 and $237,000 in 1995, 1994 and 1993, respectively.

   Minimum annual rental commitments at December 31, 1995, under noncancellable leases, principally for real estate and equipment, are payable as follows (In Thousands):
                                                      Annual Rental
                                                           Payments
   1996                                                      $  283
   1997                                                         261
   1998                                                         249
   1999                                                         247
   2000                                                         228
   2001 and thereafter                                        2,442
   Total minimum lease payments                              $3,710

   At December 31, 1995, the Corporation had commitments of approximately $870,000 related to the addition and relocation of branch facilities.

NOTE 6--LONG-TERM BORROWINGS

   The Bank utilizes the services of the Federal Home Loan Bank (FHLB) of Pittsburgh by periodically borrowing funds to provide match funding for specific loan and investment activities. The Corporation paid $673,000 in interest on long-term borrowings during 1995, $526,000 in 1994 and $463,000 in 1993.
   The aggregate dollar amount of long-term borrowings was $8,293,000, $11,300,000 and $9,300,000 at December 31, 1995, 1994 and 1993,
respectively.

   The following table presents the annual maturities of long-term borrowings at December 31, 1995 (In Thousands):
                                                  Annual Maturities
                                            of Long-Term Borrowings
   1997                                                     $ 1,330
   1998                                                       2,248
   1999                                                       1,266
   2000                                                         287
   2001 and thereafter                                        3,162
                                                            $ 8,293

NOTE 7--SHORT-TERM BORROWINGS

   Short-term borrowings consist of loans from the Federal Home Loan Bank
(FHLB) of Pittsburgh with maturities of one year or less, federal funds purchased, repurchase agreements and the Treasury tax and loan note option program. The interest rate on loans with FHLB varies with length of maturities. The cost of federal funds purchased is approximately 25 basis points above the rate of federal funds sold. Repurchase agreements are typically written for one to ninety day periods with rates tied to prevailing federal funds rates. The Treasury tax and loan funds carry a cost of 25 basis points below the prevailing federal funds rate and are subject to call.
   Short-term borrowings outstanding at December 31, 1995, were $14,660,000 with a rate of approximately 5.16%.

   The maximum amounts of borrowings outstanding at any month-end during each year of the reporting period were as follows (In Thousands):
                                                  1995               1994                1993
   Amount                                       15,425            $15,136             $16,906
   Date                                       October 31        December 31          October 31

   Average amounts outstanding and weighted average rates thereon for each reporting period were as follows (In Thousands):
                                                  1995               1994                1993
   Average outstanding                          13,072            $10,331              $6,586
   Rate                                          5.08%              3.89%               3.14%

NOTE 8--FEDERAL INCOME TAXES AND BANK SHARES TAX

   In February 1992, the Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes". The Corporation adopted the provisions of the new standard in its financial statements effective January 1, 1993. (See Note 16) As permitted by the Statement, prior year financial statements have not been restated to reflect the change in accounting method. The cumulative effect as of January 1, 1993, of adopting Statement No. 109 increased the deferred tax asset by $240,000.
   Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

   The significant components of the Corporation's deferred tax assets and liabilities as of December 31, 1995 and 1994, respectively, which are included in other liabilities in 1995 and other assets in 1994 are as follows (In Thousands):
                                                 1995                1994
DEFERRED TAX ASSETS
   Unrealized security losses                  $  ---              $  737
   Loan loss reserve                              498                 552
   Deferred loan fees                             205                 288
   Deferred compensation                          207                 201
   Other                                           34                  32
        Total deferred tax assets              $  944              $1,810

DEFERRED TAX LIABILITIES
   Unrealized securities gains                 $  801              $  ---
   Depreciation                                   156                 134
   Accretion                                       98                  86
   Pension                                         85                  94
   Other                                          127                  75
        Total deferred tax
        liabilities                            $1,267              $  389

        Net deferred tax
        assets (liabilities)                   $ (323)             $1,421

   The provision for federal income taxes included in the accompanying
Statement of Income consists of the following (In Thousands):
                                                 1995                1994               1993
Current payable                                $1,080              $  967               $754
Deferred                                         (120)                 53                 (2)
                                                $ 960              $1,020               $752

A reconciliation of the statutory corporate income tax rate to the
Corporation's effective tax rate is as follows (In Thousands):
                                                 1995                1994               1993
Corporate income tax at
   statutory rate                              $1,535             $1,531              $1,321
Tax-exempt income                                (594)              (542)               (616)
Other                                              19                 31                  47
                                                $ 960             $1,020              $  752

   Income taxes applicable to realized net securities gains included in the provision for income taxes totalled $197,000 in 1995, $97,000 in 1994 and $102,000 in 1993.
   The 1995, 1994 and 1993 financial statements reflect shares tax expense of approximately $216,000, $199,000 and $185,000, respectively.

NOTE 9--PENSION PLAN

   The Bank has a defined benefit pension plan covering substantially all of its full-time employees. Under the plan, pension benefits are a percentage of average monthly pay and are based upon the five consecutive plan years of highest pay out of the last ten years preceding retirement. The funding policy of the Bank is to contribute annually an amount to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Bank may determine to be appropriate. Contributions are intended to provide not only benefits attributed to past service but also for those expected to be earned in the future. Plan assets are invested primarily in corporate bonds, common stocks, U.S. Government securities and certificates of deposit.

   The following table sets forth the plan's funded status and amounts recognized in the Corporation's financial statements at December 31, 1995 and 1994 (In Thousands):
                                                                                        1995      1994
Actuarial present value of benefit obligations:
   Accumulated benefit obligation, including vested
     benefits of $2,855 in 1995 and $2,401 in 1994                                   $(2,907)     $(2,456)

Projected benefit obligation for service
   rendered to date                                                                   (3,463)      (2,890)
Plan assets at fair value                                                              3,092        2,941
Plan assets in excess of (less than) projected
   benefit obligation                                                                   (371)          51
Unrecognized net loss                                                                    681          356
Unrecognized net transition asset                                                        (10)         (10)
Unrecognized prior service cost                                                          (81)         (88)
   Prepaid Pension Costs                                                             $   219      $   309

                                                                                              Year-Ended December 31,
                                                                                        1995         1994        1993
Net pension costs included the following components:
   Service costs                                                                        $ 92         $105        $137
   Interest costs on projected benefit obligation                                        224          193         190
   Actual return on plan assets                                                         (352)         (83)       (260)
   Net amortization and deferral                                                         122         (156)         24
   Net periodic pension costs                                                           $ 86         $ 59        $ 91

   The weighted average discount rate used in determining the actuarial present value of the projected benefit obligations was 7.00% at December 31, 1995, and 8.00% at December 31, 1994. The rate of increase in future compensation levels was 5.00% at December 31, 1995 and 1994. The expected long-term rate of return on plan assets was 8.00% in 1995, 1994 and 1993.
   The Corporation also provides a defined contribution 401(k) plan to all employees who have completed at least one year of employment as defined in the plan and are 21 years of age. In each pay period a participant may elect to defer up to 15% of base salary/wages for contribution to the plan up to a maximum 1995 annual contribution of $9,240. The Corporation matches, in cash, 50% of the participant's contribution up to 3% of the participant's base salary/wages. The Corporation's expense for the defined contribution plan was $64,000, $56,000 and $42,000 in 1995, 1994 and 1993,
respectively.


NOTE 10--RELATED PARTY TRANSACTIONS

   The Corporation's subsidiary has granted loans to the officers and directors of the Corporation and its subsidiary and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection. The aggregate dollar amount of these loans was $3,301,000, $2,102,000 and $3,763,000 at December 31, 1995, 1994 and 1993,
respectively. During 1995, $1,521,000 of new loans were made, and repayments totalled $322,000.


NOTE 11--SHAREHOLDERS' EQUITY

   On March 20, 1993, the Board of Directors declared a 3 for 2 stock split payable May 15, 1993, to shareholders of record May 14, 1993. On February 18, 1994, the Board of Directors declared a 5% stock dividend, payable April 1, 1994, to shareholders of record March 15, 1994. On January 20, 1995, the Board of Directors declared a 3 for 2 stock split payable April 1, 1995, to shareholders of record March 15, 1995. Related to this split, the Board of Directors also approved an amendment to the Articles of Incorporation on January 20, 1995 to increase the number of authorized shares of common stock from 4,500,000 shares to 6,750,000 shares and to
reduce the par value per share from $1.67 to $1.11.   The stock dividend
transactions were valued based on the market prices of the Corporation's stock on the dates of declaration. All per share data was retroactively adjusted to reflect these actions.
   The Corporation maintains a dividend reinvestment plan which allows existing shareholders to reinvest cash dividends into additional shares of the Corporation's common stock. The Corporation has reserved 130,000 shares of common stock for issuance under this plan. As of December 31, 1995, 105,075 shares were available.

   The Corporation adopted an omnibus stock plan during 1993. This plan is intended to provide incentive compensation opportunities for selected officers and key employees of the Corporation and its subsidiary. The Corporation has reserved 189,000 shares of common stock for issuance under this plan. As of December 31, 1995, 142,180 shares were available for the granting of additional options. A summary of changes in common stock options is as follows:

                                                                   Number           Option Price
                                                                of Shares             Per Share
Shares under options at December 31, 1993                             ---                 ---
Options granted during the period                                  24,438            $19.17
Shares under options at December 31, 1994                          24,438            $19.17
Options granted during the period                                  22,382            $18.75-19.17
Shares under options at December 31, 1995                          46,820            $18.75-19.17

   The Corporation adopted an employee stock purchase plan during 1993. This plan is intended to encourage employees of the Corporation and its subsidiary to acquire a stake in the future of the Corporation. The Corporation has reserved 47,250 shares of common stock for issuance under the plan. As of December 31, 1995, 45,206 shares were available.
   The Bank offers shares of the Corporation's stock as one of several investment options in its defined contribution 401(k) plan. The Corporation has reserved 25,000 shares of common stock for issuance to participants in the 401(k) plan. As of December 31, 1995, 21,045 shares were available.

NOTE 12--HANOVER BANCORP, INC.
(PARENT COMPANY ONLY) FINANCIAL INFORMATION
(In Thousands)

                                                                                   Year-Ended December 31,
                                                                                       1995        1994
BALANCE SHEETS

ASSETS
   Cash                                                                             $ 1,138       $   162
   Investment securities
        U.S. Government and its agencies                                                ---           ---
        State and municipal obligations                                               2,377         2,911
        Other                                                                         2,062         1,701
                                                                                      4,439         4,612
   Investment in Bank of Hanover and Trust Company                                   27,451        22,717
   Accrued income receivable                                                             30            53
   Other assets                                                                         338           332
        TOTAL ASSETS                                                                $33,396       $27,876

LIABILITIES AND SHAREHOLDERS' EQUITY
   Dividends payable                                                                $   342       $   311
   Other liabilities                                                                    192           ---
        TOTAL LIABILITIES                                                               534           311
   Shareholders' Equity
   Common stock                                                                       3,449         3,458
   Surplus                                                                           18,606        18,573
   Unrealized gains on securities available-for-sale                                  1,554       (1,432)
   Retained earnings                                                                  9,253         6,966
        TOTAL SHAREHOLDERS' EQUITY                                                   32,862        27,565
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  $33,396       $27,876

                                                                                               Year-Ended December 31,
                                                                                       1995           1994        1993
STATEMENTS OF INCOME

INCOME
   Interest on investments                                                           $  213        $  240      $  243
   Securities gains                                                                     135            47          77
   Interest on balances with
        depository institutions                                                           2             9          11
        TOTAL INCOME                                                                    350           296         331

EXPENSES                                                                                 87           100          96

   Income before applicable income taxes (credit)
     and equity in undistributed income
        of subsidiary                                                                   263           196         235

APPLICABLE INCOME TAXES (CREDIT)                                                         23           (12)         (2)

   Income before equity in undistributed
     income of subsidiary                                                               240           208         237

EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY
   Bank of Hanover and Trust Company                                                  3,316         3,276       3,137
        NET INCOME                                                                   $3,556        $3,484      $3,374

                                                                     Year-Ended December 31,
                                                           1995             1994             1993
STATEMENTS OF CASH FLOWS

ACTIVITIES
   Net income                                              $3,556           $3,484           $3,374
   Adjustments to reconcile net income to net cash
     provided by operating activities:
        Securities gains                                     (135)             (47)             (77)
        Equity in undistributed income of subsidiary       (3,316)          (3,276)          (3,137)
        Decrease in accrued income receivable                  22                6               30
        Increase (decrease) in other liabilities               30              (11)              12
        NET CASH PROVIDED BY OPERATING ACTIVITIES             157              156              202

INVESTING ACTIVITIES
  Cash dividends received from subsidiary                   1,243            1,144            1,065
  Proceeds from sales and maturities
    of investment securities                                1,934            1,233              980
  Purchases of investment securities                       (1,144)          (1,673)          (1,458)
        NET CASH PROVIDED BY INVESTING ACTIVITIES           2,033              704              587

FINANCING ACTIVITIES
  Proceeds from issuance of common stock                       35              314              330
  Cash dividends paid                                      (1,243)          (1,144)          (1,065)
  Cash paid in lieu of fractional shares                       (6)             (12)              (6)
        NET CASH USED IN FINANCING ACTIVES                 (1,214)            (842)            (741)
INCREASE IN CASH AND CASH EQUIVALENTS                         976               18               48
  Cash equivalents at beginning of year                       162              144               96

CASH AND CASH EQUIVALENTS AT END OF YEAR                   $1,138           $  162           $  144

  The Corporation relies on dividends from Bank of Hanover and Trust Company for dividends paid to shareholders of the Corporation. Under Pennsylvania statutes the Bank is restricted, unless prior regulatory approval is obtained, in the amount of dividends which it may declare in relation to its accumulated profits, less any required transfer to surplus. At December 31, 1995, retained earnings of the Bank available for dividends were $17,431,000. These restrictions have not had, nor are they expected to have any impact on the Corporation's dividend policy. Other regulatory restrictions limit the ability of the Bank to transfer net assets to the Corporation. At December 31, 1995, these restricted net assets amounted to $7,783,000.

NOTE 13--FAIR VALUE OF FINANCIAL INSTRUMENTS
(In Thousands)

                                                               December 31, 1995
                                                            Carrying         Fair
                                                              Amount        Value
FINANCIAL ASSETS
   Cash and short-term investments                          $ 17,568     $ 17,568
   Investment securities                                      97,905       97,942
   Loans                                                     213,869
        Less: Allowance for loan losses                       (2,220)
   Net loans                                                 211,649      214,765
        TOTAL FINANCIAL ASSETS                              $327,122     $330,275

FINANCIAL LIABILITIES
   Deposits                                                 $278,234     $278,871
   Federal Home Loan Bank borrowings                          14,006       14,382
   Other borrowings                                            8,947        8,947
        TOTAL FINANCIAL LIABILITIES                         $301,187     $302,200

                                                                December 31, 1994
                                                            Carrying         Fair
                                                              Amount        Value
FINANCIAL ASSETS
   Cash and short-term investments                          $ 11,571     $ 11,571
   Investment securities                                      95,815       95,708
   Loans                                                     192,396
        Less: Allowance for loan losses                       (2,498)
   Net loans                                                 189,898      187,535
        TOTAL FINANCIAL ASSETS                              $297,284     $294,814

FINANCIAL LIABILITIES
   Deposits                                                 $251,752     $249,010
   Federal Home Loan Bank borrowings                          17,300       16,958
   Other borrowings                                            9,136        9,136
        TOTAL FINANCIAL LIABILITIES                         $278,188     $275,104

NOTE 14--COMMITMENTS

   As of December 31, 1995, the Bank had commitments outstanding to extend credit totalling $46,126,000 and commitments under outstanding standby letters of credit totalling $2,645,000. Credit commitments generally require the customers to maintain certain credit standards and are funded at rates and terms prevailing at the time of extension. Management does not anticipate any material losses as a result of these credit commitments.

NOTE 15--CONCENTRATIONS OF CREDIT RISK

   Most of the Corporation's business activity, including loans and loan commitments, is with customers located within York and Adams Counties, Pennsylvania, where it has full service branches and one loan production office. The Corporation's commercial, consumer and mortgage portfolios are principally to borrowers in this market area and are generally fully collateralized. The commercial loan portfolio is well diversified with no industry comprising greater than 10% of total loans outstanding.

NOTE 16--ACCOUNTING CHANGES

   In February 1992, the Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes". The Corporation adopted the provisions of the new standard in its financial statements as of
January 1, 1993. As permitted by the Statement, prior year financial statements have not been restated to reflect the change in accounting method. The cumulative effect as of January 1, 1993, of adopting Statement No. 109 increased net income by $240,000, or $0.08 per share.
   In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". As permitted under the Statement, the Corporation has elected to adopt the provisions of the new standard as of the end of its current fiscal year. In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect as of December 31, 1993, of adopting Statement 115 increased the ending balance of shareholders' equity by $1,962,000 (net of $1,011,000 in deferred income taxes) to reflect the net unrealized gain on securities classified as available-for-sale, previously carried at amortized cost.
   In May 1993, The Financial Accounting Standards Board (FASB) issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan". In October of 1994 FASB also issued Statement No. 118, "Accounting by
Creditors for Impairment--Income Recognition and Disclosures", which amends
certain features of Statement No. 114.   Both of these standards were
adopted, as required, beginning January 1, 1995.  Statement No. 114 requires that certain impaired loans be reported at the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. This new standard applies to all loans that are identified as being impaired. In addition, the statement affects troubled debt restructuring involving a modification of terms. It does not apply to large groups of smaller balance homogeneous loans that are evaluated collectively such as
installment or residential mortgage loans.   Statement No. 118 prescribes
how a creditor should report income on impaired loans and clarifies Statement 114's disclosure requirements.
   The Bank's methodology for determining the necessary reserve on impaired loans prior to FASB 114 was consistent with this statement's guidance. Specifically, the standard allows the loan to be reported at the fair value of the collateral if collateral dependent. Historically, the majority of impaired loans have been collateral dependent and have been evaluated in this manner. In addition, the Corporation's methodology for identifying problem loans was consistent with Statement 114's guidance for identifying impaired loans. Therefore, this statement did not have a significant impact on the Corporation's determination of the necessary allowance for loan losses nor on its level of impaired loans.

NOTE 17--SUBSEQUENT EVENTS

   On January 19, 1996, the Board of Directors authorized an amendment to the Bank's noncontributory defined benefit plan to freeze benefits as of March 31, 1996 in anticipation of terminating the plan by December 31, 1996. The settlement of the vested accumulated benefit obligation by purchase of annuity contracts or rollovers to the bank's defined contribution plan is expected to be completed during 1996 at which point a gain or loss will be recorded. The exact impact on the Corporation is unknown at this time. However, management does not anticipate that this impact will be material to the financial statements.

                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                       FORM 10-K

                (x) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                         THE SECURITIES EXCHANGE ACT OF 1934

                      For the fiscal year ended December 31, 1995

                            Commission file number 0-12524

                                   HANOVER BANCORP, INC.
                  (Exact name of registrant as specified in its charter)

          Pennsylvania                                    23-2219814
  (State or other jurisdiction of                      (I.R.S. Employer
  incorporation or organization)                     Identification No.)

      33 Carlisle Street
      Hanover, Pennsylvania                                 17331
      (Address of principal                               (Zip Code)
        executive offices)

Registrant's telephone number, including area code     (717) 637-2201
Securities Registered Pursuant To Section 12(b) Of The Act:  None
Securities Registered Pursuant To Section 12(g) Of The Act:

                    Common Stock - Par Value $1.11 per share
                                (Title of class)

   Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          YES    X         NO

   Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive Proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( X )

   The aggregate market value of the voting stock held by nonaffiliates of the registrant as of February 15, 1996, was $52,888,649.

   The number of shares outstanding of the issuer's common stock as of February 15, 1996: Common Stock, $1.11 Par Value -- 3,108,118 shares.

DOCUMENTS INCORPORATED BY REFERENCE:

   Portions of the Hanover Bancorp, Inc. Proxy Statement for the Annual Shareholders Meeting to be held April 9, 1996, are incorporated by reference into Part III.

HANOVER BANCORP, INC.
FORM 10-K CROSS-REFERENCE INDEX

   This Annual Report incorporates into a single document the requirements of the Securities and Exchange Commission concerning Form 10-K and Annual Report to shareholders. There has been no action by the Securities and Exchange Commission, however, to approve or disapprove or pass upon the accuracy or adequacy of this Annual Report.


PART I                                                              PAGE #

Item 1 - Business . . . . . . . . . . . . . . . . . . . . . . . . .   59

Item 2 - Properties . . . . . . . . . . . . . . . . . . . . . . . .   61

Item 3 - Legal Proceedings. . . . . . . . . . . . . . . . . . . . .   62

Item 4 - Submission of Matters to a Vote of Security Holders.
         (This item omitted since it is not applicable.)


PART II

Item 5 - Market for Registrant's Common Equity and
         Related Shareholder Matters. . . . . . . . . . . . . . . .   33

Item 6 - Selected Financial Data. . . . . . . . . . . . . . . . . .   11

Item 7 - Management's Discussion and Analysis of Financial
         Condition and Results of Operations. . . . . . . . . . . .   13

Item 8 - Financial Statements and Supplementary Data. . . . . . . .   36

Item 9 - Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.
         (This item omitted since it is not applicable.)


PART III

Item 10 - Directors and Executive Officers of the Registrant

Item 11 - Executive Compensation

Item 12 - Security Ownership of Certain Beneficial
          Owners and Management

Item 13 - Certain Relationships and Related Transactions
(The information required by the items in this part has been omitted since it will be contained in the definitive Proxy
Statement to be filed pursuant to Regulation 14A.)

PART IV                                                             PAGE #

Item 14 - Exhibits, Financial Statements, Schedules
          and Reports on Form 8-K . . . . . . . . . . . . . . . . .  1,56

   A.   (1) and (2)  Consolidated Financial Statements.

                   (3)  Exhibits as required by Item 601 of Regulation S-K.

                   (3)(a)(1) Articles of Incorporation previously filed as Exhibit 3a to the Corporation's 1991
                   Form 10-K filed March 27, 1992, are hereby incorporated by reference.

                   (3)(a)(2)  Amendments to Article 4 of the Articles
                   of Incorporation previously filed as Exhibit 3a to the Corporation's 1993 Form 10-K filed March 11, 1994, are hereby incorporated by reference.

                   (3)(b) The By-laws of the Corporation previously filed as Exhibit 3b to the Corporation's 1991
                   Form 10-K filed March 27, 1992, are hereby incorporated by reference.

                   (3)(c) Amendment to Article 5.A. of the Articles of Incorporation previously filed as Exhibit 3c to the Corporation's 1994 Form 10-K filed March 20, 1995, are hereby incorporated by reference.

                   (22) The registrant has one subsidiary, Bank of Hanover and Trust Company, 25 Carlisle Street,
                   Hanover, Pennsylvania 17331, incorporated in Pennsylvania.

                   (23)  Consents of independent auditors.
                            (Filed separately.)

                   (27)  Financial Data Schedule
                            (Filed electronically)

                   (28)  Additional Exhibits.

                            (99)(a)  Auditor's Report. . . . . . . .  35

                            (99)(b) Proxy Statement and Notice of Annual Meeting of Shareholders to be held April 9, 1996, are hereby incorporated by reference.

                            (99)(c)  Form of Proxy for Annual Meeting of
                            Shareholders to be held April 9, 1996, is hereby incorporated by reference.

   B. There were no reports filed on Form 8-K for the quarter ended December 31, 1995.

   C and D. Exhibits and Financial Statement Schedules. All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange
   Commission are not required under the related instruction or are inapplicable and, therefore, have been omitted.

Item 15 - Signatures. . . . . . . . . . . . . . . . . . . . . . . .   63

BUSINESS

HANOVER BANCORP, INC. - GENERAL

   The registrant, Hanover Bancorp, Inc. (the "Corporation"), was incorporated under the laws of the Commonwealth of Pennsylvania on August 2, 1983. The Corporation is a one-bank holding company registered under the Bank Holding Company Act of 1956 as amended, owning all the outstanding shares of its subsidiary, Bank of Hanover and Trust Company.
   The Corporation is registered with and subject to the regulatory supervision of the Securities and Exchange Commission and the Board of Governors of the Federal Reserve System ("Federal Reserve Board") and the Bank is subject to regulatory supervision of the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation ("FDIC"). The Corporation's administrative offices are located at 33 Carlisle Street, Hanover, Pennsylvania 17331 (telephone number 717-637-2201).

BANK OF HANOVER AND TRUST COMPANY

   Bank of Hanover and Trust Company (the "Bank") is the Corporation's wholly-owned bank subsidiary and was first organized in 1835 under the laws of the Commonwealth of Pennsylvania. The Bank conducts its business principally through eleven full service banking offices and one loan production office located in York and Adams Counties, Pennsylvania. At December 31, 1995, the Bank had total deposits of $279,372,000; total assets of $332,753,000; and net loans of $211,649,000.
   The Bank offers a wide variety of banking services to all segments of its service area. The Bank's lending services include commercial, financial and agricultural revolving lines of credit and term loans, construction loans, residential mortgage loans and installment and other personal loans. These lending activities involve varying degrees of credit risk. In general, commercial, financial and agricultural loans expose the Bank to the most credit risk while residential mortgage loans involve the least risk. In order to keep this risk at an acceptable overall level, the Bank strives to maintain a diversified loan portfolio. The specific underwriting standards such as loan to value ratios and collateral requirements are defined within a formal written lending policy and vary from category to category. The Bank's deposit services include commercial and personal checking accounts, savings and time accounts, certificates of deposit, and safety deposit services. The Bank is also a member of the MAC system and offers 24-hour automated teller machine service at six of its Hanover offices, both of its Gettysburg offices and at its offices in Littlestown, New Oxford and Rossville as well as three remote service locations in Hanover.
   Individual trust services offered by the Bank include the administration of estates, trust and agency accounts. Corporate trust services include acting as trustee for employee benefit plans.
   The Bank is not dependent upon a single customer or a small number of customers, the loss of which would have a material adverse effect on the Bank or the Corporation.

COMPETITION

   Commercial banking in Pennsylvania is highly competitive. In addition to competition with banks of similar size, the Bank competes directly in its market area with larger banking and other financial service organizations which have substantially greater resources and serve broader geographic markets.

   Competing within the Bank's market area, defined as York and Adams Counties, are 208 offices of area financial institutions, including commercial banks, savings banks and credit unions. According to Sheshunoff Information Services, Inc.'s Branches of Pennsylvania - 1995, combined total deposits of these financial institutions was $5,448,842,000 as of June 30, 1994.

STAFF

   The total number of full-time equivalent persons employed by the Bank as of December 31, 1995, was 197.75. Most employees participate in the Bank's pension plan and are provided with group life, health and major medical insurance. Management considers employee relations to be very good.

SUPERVISION AND REGULATION

   The Corporation as a "bank holding company" under the Federal Bank Holding Company Act (the "Act") is regulated and examined by the Federal Reserve Board. The Act restricts the business activities and acquisitions that may be engaged in, or made by the Corporation. As a "bank holding company" for purposes of Pennsylvania state banking law, the Corporation is regulated and supervised by the Pennsylvania Department of Banking.
   Other Federal and Pennsylvania laws regulate, restrict and sometimes prohibit certain activities of, or transactions between, a corporation's banking subsidiaries and a corporation itself and its other subsidiaries. These laws include limitations on the loans by a bank's subsidiaries to affiliated companies and on the amount of dividends that may be declared by a bank's subsidiaries (see Note 12 to the Consolidated Financial Statements).
   The Bank is a member of the FDIC. Accordingly, its operations are subject to regulation and examination by the State of Pennsylvania and the FDIC.

GOVERNMENTAL MONETARY POLICIES

   The earnings of the Corporation and the Bank are affected by domestic economic conditions and the monetary and fiscal policies of the United States Government and its agencies. An important function of the Federal Reserve System is to regulate the money supply and interest rates. Among the instruments used to implement those objectives are open market operations in United States government securities and changes in reserve requirements against member bank deposits. These instruments are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may also affect rates charged on loans or paid for deposits.
   As a banking institution, the policies and regulations of the Federal Reserve Board have a significant effect on its deposits, loans and investment growth, as well as the rate of interest earned and paid, and are expected to affect the Bank's operations in the future. The effect of such policies and regulations upon the future business and earnings of the Corporation and the Bank cannot be predicted.

PROPERTIES

   The Corporation's headquarters is located in its Administration Center at 33 Carlisle Street, Hanover, Pennsylvania 17331. In addition to the Administration Center, the Bank owns the following unencumbered banking offices:

MAIN OFFICE                        YORK STREET OFFICE
25 Carlisle Street                 951 York Street
Hanover, York County               Hanover, York County
Pennsylvania   17331               Pennsylvania   17331

NEW OXFORD OFFICE                  HANOVER CROSSING OFFICE
318 Lincolnway East                453 Eisenhower Drive
New Oxford, Adams County           Hanover, York County
Pennsylvania   17350               Pennsylvania   17331

OPERATIONS CENTER                  WEST MANCHESTER OFFICE (Building)
1040 High Street                   1511 Kenneth Road
Hanover, York County               York, York County
Pennsylvania   17331               Pennsylvania   17404
                                   (Opening March 18, 1996)

   The Bank also owns the following unencumbered property:

 Vacant 2-acre tract of land located at the intersection of Pennsylvania Route 74 and Wellsville Road in the Borough of Wellsville, York County, Pennsylvania which was for possible branch development and is now listed for sale.

   The Bank leases the following properties:

PLAZA OFFICE                       SOUTH HANOVER OFFICE
880 Carlisle Street                1049 Baltimore Street
Hanover, York County               Hanover, York County
Pennsylvania   17331               Pennsylvania   17331

NORTH MALL OFFICE                  ROSSVILLE OFFICE
Carlisle Street Extended           3405 Rosstown Road
Hanover, York County               Wellsville, York County
Pennsylvania   17331               Pennsylvania   17365

GETTYSBURG EAST OFFICE             LITTLESTOWN OFFICE
1275 York Road                     400 West King Street
Gettysburg, Adams County           Littlestown, Adams County
Pennsylvania   17325               Pennsylvania   17340

DOWNTOWN GETTYSBURG OFFICE         WEST YORK LOAN PRODUCTION OFFICE
6 York Street                      1550 Kenneth Road
Gettysburg, Adams County           York, York County
Pennsylvania   17325               Pennsylvania   17404

WEST MANCHESTER OFFICE (Land)
1511 Kenneth Road
York, York County
Pennsylvania   17404
(Opening March 18, 1996)


LEGAL PROCEEDINGS

   In the opinion of the management of the Corporation and the Bank, there are no proceedings pending to which the Corporation and/or Bank is a party or to which their property is subject, which, if determined adversely to the Corporation or Bank, would be material in relation to the Corporation's and the Bank's undivided profits or financial condition. There are no proceedings pending other than ordinary routine litigation incident to the business of the Corporation or the Bank. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Corporation or the Bank by government authorites.

SIGNATURES

     Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


        Hanover Bancorp, Inc. (Registrant)


BY:  /S/ J. Bradley Scovill                                  February 16, 1996
     J. Bradley Scovill                                          Date
     President and Chief Executive Officer
     (Principal Executive Officer)


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on February 16, 1996, by the following persons on behalf of the registrant and in the capacities indicated.



     /S/ Michael D. Bross                    /S/ Thomas M. Bross, Jr.
     Michael D. Bross                        Thomas M. Bross, Jr.
     Director                                Director,
                                             Vice Chairman of the Board


     /S/ S. Forry Eisenhart, Jr.             /S/ Bertram F. Elsner
     S. Forry Eisenhart, Jr.                 Bertram F. Elsner
     Director                                Director


     /S/ J. Daniel Frock                     /S/ John S. Hollinger, Jr.
     J. Daniel Frock                         John S. Hollinger, Jr.
     Director                                Director


     /S/ Terrence L. Hormel                  /S/ Earl F. Noel, Jr.
     Terrence L. Hormel                      Earl F. Noel, Jr.
     Director,                               Director
     Chairman of the Board


     /S/ Vincent P. Pisula                   /S/ Charles W. Test
     Vincent P. Pisula, MD                   Charles W. Test
     Director                                Director


     /S/ J. Bradley Scovill                  /S/ Gerald M. Warner
     J. Bradley Scovill                      Gerald M. Warner
     Director, President and                 Secretary and Treasurer
     Chief Executive Officer                 (Principal Accounting and
     (Principal Executive Officer)            Financial Officer)

HANOVER BANCORP, INC. DIRECTORS AND OFFICERS



Michael D. Bross
Owner
Stonewood Farm and Berwick
Enterprises -1987*

Thomas M. Bross, Jr.
Retired Charirman of the Board
Round Hill Foods, Inc.-1973*

S. Forry Eisenhart, Jr.
President and Chief Executive Officer
Eisenhart Wallcoverings Co. and
Eisenhart Corporation-1993*

Bertram F. Elsner
President and Chief Executive Officer
Elsner Engineering Works, Inc.-1985

J. Daniel Frock
President
Frock Bros. Trucking, Inc.-1985*

John S. Hollinger, Jr.
Manager and Owner
The Hollinger Group, Real Estate & Insurance Brokers-1978*

Terrence L. Hormel
President
Keyman Distribution Resources;
and Secretary/Treasurer
Keystone Distribution Center, Inc.-1981*

Earl F. Noel, Jr.
President
Yazoo Mills, Inc.-1995*

Dr. Vincent P. Pisula
Surgeon-1969*

J. Bradley Scovill
President and Chief Executive Officer
Hanover Bancorp, Inc. and
Bank of Hanover and Trust Company-1996*

Charles W. Test
Chairman of the Board
C.W. Test Builder, Inc.-1973*

DIRECTORS EMERITUS

John D. Shafer
Retired Industrialist-1965*

Dr. Richard J. Stock
Retired Dentist-1942*

*YEAR FIRST ELECTED TO BOARD OF DIRECTORS




OFFICERS

Terrence L. Hormel
Chairman of the Board

Thomas M. Bross, Jr.
Vice Chairman of the Board

J. Bradley Scovill
President and Chief Executive Officer

Gerald M. Warner
Secretary and Treasurer

Beverly A. Schimp
Assistant Secretary

BANK OF HANOVER AND TRUST COMPANY OFFICERS


Terrence L. Hormel
Chairman of the Board

Thomas M. Bross, Jr.
Vice Chairman of the Board

J. Bradley Scovill
President and Chief Executive Officer

Chad M. Clabaugh
Senior Vice President
Consumer Services Division

Jeffrey K. Dice
Senior Vice President
Credit Services Division

Wayne P. Kautz
Senior Vice President
Trust and Investment Services Division

Harold Lau
Senior Vice President
Operations Division

Jacquelyn A. Lebow
Senior Vice President
Marketing Division

Carol M. Wuenschel
Senior Vice President
Human Resources Division

Gerald M. Warner
Vice President & Comptroller
Finance/Control Division Manager

John T. Weber
Vice President
Internal Auditor

Lisa Stough Cookson
Vice President
Mortgage Services Manager

Robert G. Coradi
Vice President
Commercial Lending Manager

Gregory J. Greco
Vice President
Regional Commercial Business Development Officer

Surina T. Jan
Vice President
Compliance/Loan Review Manager

Joyce M. Smith
Vice President
Assistant Operations Division Manager

Ronald Smith
Vice President
Adams County Regional Administrator

Paul J. Stevenson
Vice President
Trusts and Estates Manager

J. Scott Sturgill
Vice President
Hanover Regional Administrator

Rita M. Szymanski
Vice President
Employee Benefits Manager

Wanda G. Thoman
Vice President
Retail Credit Services Manager

Bernard E. Wible
Vice President
York Regional Administrator

Barbara J. Adelsberger
Assistant Vice President
Community Office Manager
Littlestown Office

Teresa J. Baadte
Assistant Vice President
Community Office Manager
Downtown Gettysburg Office

Lisa A. Bowersox
Assistant Vice President
Community Office Manager
Gettysburg East Office

Jeannie L. Craumer
Assistant Vice President
Trust Operations Officer

Nancy S. Dill
Assistant Vice President
Community Office Manager
Plaza Office

Debra A. Eck
Assistant Vice President
Staff Accountant

Faye E. Inners
Assistant Vice President
Community Office Manager
New Oxford Office

Tammy J. Kehr
Assistant Vice President
Community Office Manager
South Hanover Office

Susan E. Kephart
Assistant Vice President
Trust New Business Development Officer

Patricia R. Ormond
Assistant Vice President
Community Office Manager
Main Office

Kevin E. Owens
Assistant Vice President
Community Office Manager
Rossville Office

Maria C. Pennings
Assistant Vice President
Community Office Manager
Hanover Crossing Office

Wendy L. Rittenhouse
Assistant Vice President
Community Office Manager
West Manchester Office

Patsy A. Stevens
Assistant Vice President
Deposit Services

Shanon R. Toal, Jr.
Assistant Vice President
Resource Recovery

                          BANK OF HANOVER AND TRUST COMPANY



HANOVER OFFICES          NEW OXFORD OFFICE                GETTYSBURG OFFICES
25 Carlisle Street*      318 Lincolnway East*             1275-A York Road
880 Carlisle Street*     624-2103                         6 York Street*
951 York Street*                                          337-9011
1049 Baltimore Street*   ROSSVILLE OFFICE
453 Eisenhower Drive*    3405 Rosstown Road, Wellsville*  LITTLESTOWN OFFICE
North Hanover Mall*      432-9625                         400 West King Street*
637-2201                                                  359-8188
                         WEST MANCHESTER OFFICE
* MAC PLUS LOCATION      1511 Kenneth Road, York*
                         764-0155

(back cover page)


BANK OF HANOVER
AS UNIQUE AS THE COMMUNITIES WE SERVE

25 Carlisle Street
Hanover, PA  17331
(717) 637-2201

APPENDIX I

DESCRIPTION OF GRAPHS INCLUDED IN 1995 ANNUAL REPORT

Graph                          Graph
Location                     Description

Page  1.   Bar graph of net income over the past five years.*
Page 11.   Bar graph of total assets over the past five years.*
Page 11. Stacked bar graph of net income per share and dividends per share over the past five years.*
Page 13.   Stacked bar graph of net interest income and net income over the past five years.*
Page 14.   Bar graph of return on average assets over the past five years.*
Page 17.   Bar graph of total shareholders equity over the past five years.*
Page 20. Stacked bar graph of total deposits and total net loans over the past five years.*
Page 29. Bar graph of the ratio of nonperforming assets to total loans over the past five years. The five ratios compared in the graph were as follows: 1991 - .33%; 1992 - .38%; 1993 - .34%;
           1994 - .41%; 1995 - .17%.
Page 29. Bar graph of the total allowance for loan losses over the past five years.**

* The content of this graph is narratively presented at SELECTED CONSOLIDATED FINANCIAL DATA on page 11.

** The content of this graph is narratively presented at ALLOCATION FOR LOAN
   LOSS ALLOWANCE on page 28.