Form 10-K, Exhibit 13
period 1996-12-31
HANOVER BANCORP INC
filed 1997-03-21
CIK 713094

(FRONT COVER PAGE)


HANOVER
BANCORP
INC.




Strengthening Bonds

Connecting High-Tech with High-Touch

Creating Custom-Fit Solutions


1996 Annual Report
and Form 10-K

TABLE OF CONTENTS

1     Financial Highlights
2     Letter to Shareholders
5     Strengthening Bonds.
      Connecting High-Tech With High-Touch..
      Creating Custom-Fit Solutions.
11    Selected Consolidated Financial Data
12    Management's Discussion and Analysis of
      Financial Condition and Results of Operations
39    Common Stock Market Prices and Dividends
41    Consolidated Statement of Income
42    Consolidated Balance Sheet
43    Consolidated Statement of Shareholders' Equity
44    Consolidated Statement of Cash Flows
45    Notes to Consolidated Financial Statements
67    Report of Independent Auditors and
      Information for Shareholders
68    Glossary of Terms
70    Form 10-K
77    Directors and Officers

FINANCIAL HIGHLIGHTS
(In Thousands, Except Ratios and Per Share Data)
                                                              Percent
                                    1996          1995         Change
FOR THE YEAR
 Net interest income....          $13,272      $12,483           6.3%
 Provision for loan losses...         480          360          33.3%
 Net income...                      3,580        3,556           0.7%
 Cash dividends...                  1,390        1,274           9.1%
 Return on average assets...        1.04%         1.10%
 Return on average equity...       11.22%        11.62%

AT YEAR END
 Total assets...                 $356,129     $337,222           5.6%
 Loans...                         254,573      213,869          19.0%
 Deposits...                      297,004      278,234           6.7%
 Shareholders' equity...           31,541       32,862         (4.0)%
 Book value of Trust Department
   assets...                      127,833      132,812         (3.7)%

PER COMMON SHARE DATA
 Book value...                     $10.62    $   10.58           3.8%
 Net income...                       1.18         1.14           3.5%
 Cash dividends...                    .46          .41          12.2%


NATURE OF THE BUSINESS

  Hanover Bancorp, Inc. is a Pennsylvania business corporation that is a one-bank holding company with headquarters in Hanover, Pennsylvania. Bank of Hanover and Trust Company, the Corporation's wholly-owned subsidiary, was incorporated in 1835 and is Hanover's oldest and only remaining independent financial institution. The Corporation's full service commercial banking business, including trust services, is conducted through its subsidiary, which operates eleven branch offices in York and Adams Counties, Pennsylvania. Hanover Bancorp's income is derived primarily from the operations of Bank of Hanover and Trust Company.

TO OUR SHAREHOLDERS

A number of financial indicators from 1996 are sending us a clear message, confirming that we've logged a solid year of progress and that we are poised for substantial earnings improvement. Earnings for the year ended December 31, 1996 were $3.6 million. Total assets as of December 31, 1996 were $356.1 million up 5.6 percent from $337.2 million at December 31, 1995. The Corporation experienced loan growth of 19.0 percent from year end 1995 to year end 1996, while deposits grew 6.7 percent over the same time period.

We are beginning to see momentum in key areas, particularly the steady increase to record levels of net interest income, a prelude to the revenue growth and increased profitability for which we have been positioning for the past several years. Net interest income for the year was 6.3 percent higher than 1995. Each quarter, net interest income has exhibited a strong, steady growth trend, declining only once since the first quarter of 1993.

In combination with this positive revenue trend, successful management of our overhead expenses is another major factor in achieving our earnings goals. Overhead expense plateaued as we fully absorbed the impact of significant franchise investment during the last half of 1996. The management of overhead expense is best measured by the efficiency ratio, which is the cost to generate one dollar of revenue. In 1996, our efficiency ratio was .67 versus .66 in 1995, a reflection of the additional expansion related costs. The trends of increasing revenues and stabilizing overhead expenses will translate into future improvement of our efficiency ratio. In 1997, we anticipate movement toward our goal of a .60 efficiency ratio. Once again, the quarterly trend in this ratio, with the fourth quarter below .66 after peaking at nearly .70 earlier in the year, exhibits a progression to support these expectations. Many other factors contributed to our financial performance in 1996 and are discussed in detail in the Management's Discussion and Analysis section of this annual report.

Our opportunities for future growth and market development are enhanced by the current market climate. We are thriving amidst the banking industry's trend of continued consolidation. During 1996, our local market experienced more acquisitions and mergers, altering our competitors and the competitive environment, thus intensifying the sense of disconnection and uncertainty for customers of those institutions.

Our strategic competitive advantage is the ability to deliver a complete and sophisticated array of financial services for our customers coupled with genuine neighborly rapport forming strong, multifaceted relationships. We call this unique flavor of seamless, cross-functional sales and service "next generation banking". Everything about "next generation banking" is a conscious effort to accentuate customer service, from the strategically-laid floor plan of our branches to being personally greeted at the door. This new concept in delivery of sales and service was fully implemented with the opening of the West Manchester office in York last May, and the October relocation of the South Hanover office to Baltimore Street. It's receiving an enthusiastic response from customers as evidenced by loan, deposit and transactional performance that exceeded projections. For example, Baltimore Street customers have made that office the third highest in number of monthly transactions, and the strongest
performer in new account activity in our organization.   Since January
1996 to year-end, consumer loan volume increased 148 percent and deposits increased 25 percent at the Baltimore Street office.

"Next generation banking" combines several strategies to connect us to continued growth and profitability over the next few years leading into the 21st century. These strategies have formed the foundation for the favorable market position we enjoy today. We'll continue to build on...

 ...delivering extraordinary customer service. By training and cross-training talented staff, and effectively equipping them, Bank of Hanover is developing a culture intent upon exceeding customer expectations on a daily basis. Many customers have confirmed that we are succeeding in our progression toward this goal, as you will read in the customer profiles which are featured later in this report. While striving to provide extraordinary customer service, we are also

 ...building ever-stronger relationships as we become the complete financial services center to an increasing number of customers. Our strengths set us apart from virtually every other competitor in our market. We now have the depth and breadth of a full financial services center, comparable to regional competitors, but surpass them in building strong customer relationships. As a community bank, we still provide the local, personalized service so important to our customers. They cannot. Our ability to link commercial services, trust and investment services, retirement plans, mortgage and retail products, and assemble a custom portfolio of services to satisfy each customer's needs, is unequaled by other community banks. Introduction of progressive products and services strengthen our ties even more. Meanwhile, our strong capital position allows

 ...leveraging of capital and our delivery system to continue to capture growth in assets, market share and return to shareholders. We have made our investment to build infrastructure, and now we will increase shareholder value by generating the asset growth that will allow us to more profitably leverage our capital. Further, in March of 1996, Bank of Hanover initiated a stock buyback program.
Purchasing 141,312 shares of outstanding common stock by year-end improved return on shareholder's equity and supported our 3.5 percent growth in earnings per share. Another important component of shareholder value is the annual dividend. Since the formation of Hanover Bancorp, Inc., in 1983, the Corporation has steadily increased its annual dividend. In 1996, the dividend rate increased $.05 per share, representing a 12.2 percent increase over the dividend of the previous year. Other key elements in successfully enhancing shareholder value include...

 ...controlling overhead costs by improving efficiencies, making shrewd investments in technology, and managing staff growth. Our very intentional approach to technology investment is a case in point. As we invest in new technology, ongoing consideration is given to ways to achieve greater efficiencies with these investments -- looking for solutions which benefit both the customer and the internal service delivery system. Overhead costs are also significantly impacted by personnel expenses. The growth in staff, which was necessitated by our aggressive expansion phase, has now plateaued. In addition to meeting the basic requirements for serving our customers and processing the increased volume of business, we have strengthened our expertise in key sales areas, as well as positioned the bank, operationally, to handle anticipated future growth. A measure of our ability to effectively manage this component of overhead expenses is the ratio of assets-per-employee. Currently, our assets per employee is $1.7 million: our interim goal is to achieve $2 million.

Moving forward, our success lies in capitalizing on our investments. Our recent expansion program has already contributed to significant market share growth. We now anticipate earnings per share growth to build significantly in 1997 and 1998. We have shifted our focus from franchise building to customer relationship building and will continue to enhance our role as a customer-responsive, diversified financial services company. Bank of Hanover has evolved from a traditional banking organization to a sales organization which retails and distributes a full range of commercial, consumer, trust and investment services. As we continue this evolution, we must clearly identify customer needs and deliver seamless cross-functional service to meet those needs. Therefore, "next generation banking" will remain at the forefront of everything we do. This is the key to building value for our customers and ultimately for you, our shareholder.

Sincerely,

/s/ Terrence L. Hormel

Terrence L. Hormel
Chairman of the Board


/s/ J. Bradley Scovill

J. Bradley Scovill
President and CEO

The Strength of
First-Name Banking

   It's an all-too familiar story. But with an "American Dream" ending. When a manufacturing plant closed, Pat Sweeney's job ended. Yet Pat and his wife Gloria, along with their sons Patrick Jr. and Dennis, turned misfortune into opportunity by starting their own business.
   "I couldn't say to any bank that I had run a business before. But, we did have a good plan, good people and good customers. We needed a financial institution to take some risk." Pat Sweeney recalls. "We evaluated several financial institutions before choosing Bank of Hanover. They had the foresight and willingness to look beyond our business inexperience, to the opportunity.
    We find them to be very professional and accommodating to all of our business and personal financial needs. One of our company's needs was providing the right kinds of employee benefits. Rita Szymanski, the bank's employee benefits officer, assisted us with providing retirement plans that our employees were accustomed to elsewhere, like a 401(k) plan. She makes a presentation to all of our employees periodically about how to get the most from retirement planning. She encourages them to call at any time. Our employees want to know that someone is taking care of their money and they really like having that direct access to the Bank. I don't think you can get that kind of service anywhere else." Pat adds, "I know the president, the Board members, and most of the staff on a first name basis. It's a personal approach. The way a banking relationship should be. Bank of Hanover really knows us and cares about our business."

    As a community-based complete financial services center, we are now well positioned to be the bank of choice in the markets we serve. Each piece of our past five year strategic plan is in place, interlocking with the other, and strengthening our competitive position. For customers, we tailor programs to meet individual needs and excel in relationship banking backed by our full spectrum of banking products and services. By working as partners in excellence with our talented and knowledgeable team, we add to proficient performance and job satisfaction. And, we further enhance our technological capabilities by coupling them with a human touch, or, as we say, "high-tech, high-touch." Our competitive advantage is a combination of all the above. We call it "next generation banking" and it is unsurpassed by any of our competitors, regional or local. Over the next few pages, you'll experience how Bank of Hanover is strengthening bonds, connecting technology with people, and creating custom-fit solutions -- putting "next generation banking" at the forefront of everything we do -- to build ever-stronger relationships with our customers.

Strengthening Bonds

    The employees of Bank of Hanover realize that success is molded daily by experiences that test and strengthen the company's mettle. And that continued success is assured when linked with other strong companies and individuals to forge a chain of secure, lasting relationships.
    At the core of everything we do is extraordinary customer service. We are not satisfied with anything less within our corporate family as we know that's the key to satisfying customers and building strong relationships -- recognizing their needs first, then ensuring complete solutions beyond their expectations -- or going the extra mile.

    Of course, exceptional customer service has to be cultivated, recognized and rewarded. As an employer, we're committed to hiring the right people and equipping them well. Employees learn how to "dazzle" customers during training programs such as Achieving Extraordinary Customer Relations and with management development curricula that emphasizes coaching skills and navigating change. We inspire and cheer each other on, with "hero cards", which celebrates the efforts of our co-workers on behalf of a customer or fellow team member. We reward performance with innovative programs, such as sales compensation plans for mortgage originators and "Building Trust", a referral incentive program that accounted for over $2.6 million in new
assets under management during 1996.   Training and motivating our
staff strengthens our ability to provide value-added service to customers, improves our efficiency, and further validates our commitment to true community banking. What the customer experiences is a team sincerely working to know you as more than an account number, helping you find answers to your questions, and doing whatever it takes to get the job done right. That's why words such as "relationship" and "friendship" figure so strongly in the things customers say about us. We know you.
    Our customers want sophisticated, complete financial services without losing the familiarity and community connections that Bank of Hanover uniquely delivers. They enjoy being greeted by name and introduced to the expert who has the information and authority needed to get answers. It's relationship banking, not transaction-oriented.
A good friend helping another.
    We're more than just a traditional bank. Many consider us a primary source of financial information. Customers appreciate having financial guidance they can use, such as our consultative approach to a customer's complete financial picture. The Bank's quarterly newsletters, Smart Choices and Enrichment, offer articles to help people make informed decisions about their finances. Members of our mature market account, Choice 50, have responded enthusiastically to our bus trips and social events. It's another way we are getting to know our customers on a first name basis. They appreciate our acknowledgment of their interests and lifestyles.
    Giving our neighborhoods the strength and vitality they need to build and prosper is important to us. Our employees show that serving people is not just a 9-5 commitment. They bring the same measure of heart and spirit to their after-hours community initiatives as they do to their daily work commitments. Over 75 community and non-profit organizations benefit from employee volunteer service. We have a vested interest in our communities. We know that our involvement strengthens them and makes them a better place to live, work and raise our families.

Making Connections Concrete

    For Hanover Concrete, the road to success is paved with a smart combination of technology and personalized service which is precisely what owners Ron, Bonnie and David Albright appreciate about Bank of Hanover as well.
    The Albright family entrust business and personal financial matters to the Bank's Chad Clabaugh, executive vice president of sales and service, and other staff members. According to Bonnie "We're looking to grow at all locations, always looking for new ideas. Bank of Hanover can help us with that because they have a knack for service. They are honest, fair, diplomatic, and they provide quality products -- values shared by all the people at Hanover Concrete.
    The Bank's full range of integrated financial services makes the financial side of business easy. The cash management account, for example, sweeps to payroll, or to accounts payable, or wherever it's needed." When the Albrights needed capital to open their Gettysburg plant, they wanted to move fast for competitive reasons. They approached Bank of Hanover because they knew the decision would be prompt and professionally handled with total confidentiality. Ron recalls, "We put a proposal together. In a little over a month the deal was completed." David adds, "Bank of Hanover's financial consulting expertise makes it possible for us to run the business smoothly."

    "The bottom line is, you draw on service. And that willingness to meet needs is what draws us to Bank of Hanover," says Bonnie. "Like us, they have grown and expanded yet remain focused on personal and community needs. That's what makes us so comfortable working with them, and it fits our business philosophy perfectly."

Connecting High-Tech with High-Touch

    Connecting customer needs with automated solutions is clearly one of Bank of Hanover's strategic capabilities. In some bank settings, technology can be missing or mis-applied, or overwhelm and feel like high-priced overkill. Our aim is to provide effortless technology connections that serve in just the right ways and in just the right amounts. Technology with a human touch.
    You see technology in action when our sales teams make laptop computer presentations right at your place of business. Or when you visit a branch office and preview product and service options via the Plus System, our customer-friendly PC presentation program. The Trust Department's Daily Valuation program, a new component of Employee Benefits (retirement) plans, provides daily values of mutual fund shares. An optional portion of the program provides answers to inquiries and allows selection of investment choices by telephone, toll-free.
    Merchants also benefit from our new automated night depository system. As noted in the August 16, 1996 issue of the Central Penn Business Journal, it's available on the East Coast exclusively at Bank of Hanover's new Baltimore Street office. This system connects several solutions to merchants' needs: the need for a fast deposit and receipt method, and next-day, no waiting availability of cash for register drawers. The next morning, customers who ordered cash visit their private lockbox to find it ready. No standing in line. No teller tie-ups. A perfect example of "high-tech, high-touch."
     To see how technology computes to bottom-line benefits for customers, as well as the Bank, let's look behind the scenes at several initiatives: the bulk filing system, LaserPro loan documentation, and TeleBank. Bulk filing of checks streamlined the process and made it less labor intensive for us, even as it delivers more timely statements to customers. The preparation of loan documentation by the Bank's LaserPro computer system affords on-the-spot time savings for the customer and well coordinated processing for the Bank. TeleBank, the automated version of TeleServices, is able to provide answers to routine questions, representing 35% of the total incoming call volume to TeleServices. Offloading a portion of these calls to the new TeleBank system, enables TeleServices personnel to spend more time on outbound telemarketing, and new loan and deposit account generation. In all cases, technology has allowed the Bank to effectively redeploy our employees to enhance customer service and improve efficiency.
    We believe technology has its' place, but we are not substituting it for the human connection. At a time when other banks are closing numerous offices and relying extensively on faceless PC's and telephone connections, we remain committed to providing the best of both -- the convenience of technology combined with the human touch. We've extended hours to accommodate our "working customers" busy lifestyles. They experience this "high-touch" service when they visit our offices as early as 7:30 a.m. and as late as 8:00 p.m. at a growing number of locations. After we close, technology enables us to continue to service our customers through 24-hour automated teller machines and TeleBank. Customers may even leave a voice message on TeleBank that will be promptly answered by a customer service specialist the following business day. Our mortgage originators are available when it best suits the customer, including nights and weekends. Their customers are provided a day and evening (home) telephone number, as well as the ability to reach their banker by pager when needed.

    Through traditional and alternative delivery channels, technology enables us to always be accessible to our customers. We connect technology with customers' specific needs. And always, with the warmth of the human touch.

Prescribing Financial Solutions

    Hanover Pediatrics has never been sidelined by a financial "bug" thanks to early diagnosis and treatment by a trusted caregiver--Bank of Hanover. Dr. Alandete makes the financial story of his growing pediatrics practice sound as easy as one of those large-piece puzzles his younger patients enjoy. It's the story of a bank working pro-actively and providing expert advice.
   "When I came to Hanover in 1967, I had a banking relationship from Harrisburg. A senior executive from Bank of Hanover approached me. Since then we have maintained a good relationship," explains Dr. Alandete.
   Bank of Hanover handles all of the business as well as my personal banking needs." His partners, Drs. Masucci and Kim, are also Bank of Hanover customers. When the pediatric group decided to purchase and renovate the former Visiting Nurses Association building, Bank of Hanover's custom-fit commercial financing solution helped complete the three month transition smoothly. Dr. Alandete appreciates the Bank's willingness to understand his professional and personal financial needs, taking a consultative approach to assembling his financial picture, and cites his working relationship with Jeff Dice, senior vice president, commercial lending, as an example. "It's more than a business relationship. It's a good friendship. I've talked to Jeff many times, whenever I'm considering a project. He always gives me good advice."

Custom-fit-Solutions

     Sometimes banks offer services that don't fit quite right. Prepackaged products that are all or nothing (and priced accordingly). "Service" features that don't flex. Products that just won't piece together for a total solution. Customer service that is out of town. Way out of town.
     Bank of Hanover offers custom-fit solutions across its full spectrum of products and services, to every customer. That's a huge claim. The proof is in the versatile and flexible products and services we provide to our customers. Bank of Hanover's consultative services can help guide into place even the most difficult pieces of a customer's total financial picture.
     Our custom-fit solutions deliver benefits to business and personal portfolios, alike. Take, for instance, Bank of Hanover's new Index Fund. It keeps pace with the market on a weekly basis with a variable interest rate tied to the 91-day Treasury Bill. It's safe because it's federally insured, and it can link to other conveniences, such as 24-hour MAC and TeleBank access, and check writing. Services from the Bank, our Trust and Investment Division and our affiliate Pillar Financial, interlock in many combinations. Receive a financial profile analysis. Add estate planning and annuities. Explore "lifecycle investing" with Managed Series Trust mutual funds.
Coupling our range of insurance and brokerage products with other banking services means flexibility and one-stop convenience.
    There are many ways we work with future home owners, too.
Probably the most significant investment anyone will ever make is the purchase of their home. Bank of Hanover's Homeflex Advantage program, which is the umbrella for over forty mortgage products that help prospective home owners finance the home they want, with terms they can afford. It combines the flexibility of shopping in a full service environment with the advantage of powerful negotiating tools. Shopper'sflex facilitates loan pre-qualifications so they can shop and negotiate price with confidence, while Buyer'sflex offers pre-approvals which translate into a quicker close for the buyer. And because our mortgage specialists don't put people, or their homes, in a one-size-fits-all box, they are more likely to qualify for a Bank of Hanover loan.

     On the business side, we take a consultative approach, discussing options and formulating a package of flexible alternatives that satisfy their needs exactly. Take, for example, a small business with limited transactions. Our Business Advantage account provides a simplified solution. It offers the convenience of a business checking account without the frustrations of figuring out earnings credit. Businesses also appreciate the availability of services such as the Cash Flow Manager, an accounts receivable management and financing program that eliminates the hassles of billing and collection and turns accounts receivable into cash on a daily basis. And for any business, large or small, we structure a selection of employee benefits that are attractive, flexible, and cost-effective. Programs such as Corporate Paycheck Direct, pension and 401(k) plans, SEP/IRAs, and profit sharing plans yield benefits for businesses and their employees. The possibilities are endless. Bank of Hanover allows you to assemble your own Big Picture of financial services without any rough edges or missing pieces.

Connections.

    Sophisticated products and services with technology that delivers. Superior staff and customer service. Spirited community involvement.
The convenience and power of custom-fit solutions.   At Bank of
Hanover, we are moving forward into the 21st century of banking. We have our pieces in place, aligned precisely as planned. "Next generation banking" will remain at the forefront of everything we do. We know that our customers, employees and shareholders will benefit from our ability to build relationships that are thoroughly professional, yet as strong as a good friendship. Bank of Hanover has been, and will be, uniting customers and solutions for generations.

SELECTED CONSOLIDATED FINANCIAL DATA
(In Thousands, Except Ratios, Per Share Data and Statistics)
                                                                          Year-Ended December 31
                                                         1996          1995           1994           1993      1992
BALANCE SHEET
  Loans...                                              $254,573      $213,869       $192,396       $173,536     $166,902
  Total assets...                                        356,129       337,222        308,354        278,430      270,319
  Total deposits...                                      297,004       278,234        251,752        231,464      233,078
  Shareholders' equity - core (1)...                      30,943        31,308         28,997         26,392       23,770
  Shareholders' equity -  total...                        31,541        32,862         27,565         28,354       23,770
  Total average assets...                                344,146       321,949        293,079        272,554      256,247
  Total average equity...                                 31,910        30,602         28,246         25,043       22,307

EARNINGS DATA
  Interest income...                                   $  25,420     $  23,892      $  20,094       $ 19,807    $  21,090
  Interest expense...                                     12,148        11,409          8,517          8,730       10,372
  Net interest income...                                  13,272        12,483         11,577         11,077       10,718
  Provision for loan losses...                               480           360            125            645          650
  Other income...                                          2,912         2,594          2,458          2,254        1,552
  Other expenses...                                       10,986        10,201          9,406          8,800        7,654
  Net income...                                            3,580         3,556          3,484          3,374        3,123
  Return on average assets...                              1.04%          1.10%          1.19%          1.24%        1.22%
  Return on average equity - core  (1)...                 11.41%         11.75%         12.45%         13.47%       14.00%
  Return on average equity -  total...                    11.22%         11.62%         12.34%         13.47%       14.00%
  Efficiency ratio                                        67.10%         65.97%         64.42%         62.96%       58.40%

CAPITAL
  Equity to assets (average)...                            9.26%          9.51%          9.64%          9.19%        8.71%
  Leverage ratio...                                        8.79%          9.54%          9.44%          9.31%        8.99%
  Cash dividends ...                                  $   1,390      $   1,274      $   1,181      $   1,076       $1,018
  Dividend payout ratio...                                38.83%         35.83%         33.90%         31.89%       32.60%

ASSET QUALITY
  Nonperforming assets to total loans...                    .21%           .17%           .41%           .34%          .38%
  Allowance to nonperforming assets...                      443%           597%           319%           381%          331%

PER COMMON SHARE DATA (2)
  Net income...                                      $      1.18     $    1.14      $    1.12      $    1.10       $   1.02
  Cash dividends...                                          .46           .41            .37            .35            .33
  Book value - core equity  (1)...                         10.42         10.08           9.34           8.54           7.75
  Book value -  total equity...                            10.62         10.58           8.88           9.18           7.75
  Market value ...                                         18.50         18.75          19.17          15.87          11.43

STATISTICS
  Full service branch offices....                            11             11             10             10              8
  Employees (full time equivalents) ...                     205            198            157            146            120

   Core equity includes all equity accounts except the component related to the application of FASB 115 which was adopted on December 31, 1993.

(1) Certain reclassifications have been made in order to present a more accurate year-to-year comparison.

(2) All per common share data has been adjusted to give retroactive effect to the 3 for 2 stock split paid in April 1995, the 5% stock dividend issued in April 1994, the 3 for 2 stock split paid in May 1993 and the 10% stock dividend issued in July 1992.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

  The following pages contain "Management's Discussion and Analysis" of Hanover Bancorp, Inc.'s 1996 results of operations and financial condition, including comparison with prior year's results and identification of possible risks and trends. This review should be read in conjunction with the consolidated financial statements and related footnotes beginning on page 30 as well as the letter to shareholders beginning on page 2.

SUMMARY OF EARNINGS AND FINANCIAL CONDITION

  Hanover Bancorp, Inc. achieved another year of improved earnings in 1996 highlighted by the completion of the market expansion plans and the establishment of a stock repurchase program. Results were favorably impacted by growing momentum in revenues, derived from the maturing of new branch offices and the corporate-wide sales culture, despite increasing competitive pricing pressures. These efforts were completed during 1996 and the absorption of the related costs largely offset the revenue growth for the year. Though net income grew only modestly as a result, the return to shareholders improved both in terms of earnings and dividends per share. Earnings per share was positively impacted by the repurchase program, after absorbing the "cost" of reducing the capital base. The increase in dividends per share reflected an increase in the dividend payout rate.
  The continued growth in the Corporation was reflected in the December 31, 1996 total assets of $356.1 million, an increase of $18.9 million or nearly 6% from the prior year end. The Corporation remains well capitalized with risk-adjusted core capital and total capital ratios well above regulatory minimums. Asset quality measures also remained very strong at a time when industry trends show increasing delinquency and bankruptcy levels.

RESULTS OF OPERATIONS

Net Income
  Net income for 1996 was $3.6 million, an increase of $24,000 from 1995. Growth in revenues, both net interest income and other income, were offset by increases in other expense. Earnings per share of $1.18 in 1996 was an increase of $.04 or 3.5% over the prior year. This increase was due in part to the stock repurchase program, further discussed herein.
  Return on average assets (ROA) was 1.04% in 1996 compared to 1.10% in 1995. Return on average equity (ROE) was 11.22% in 1996 versus 11.62% in 1995. The decline in these ratios is primarily the result of balance sheet growth which has generated improving revenue trends but were offset to date by higher operating expenses.

Net Interest Income
  Net interest income is the largest component of the Corporation's operating revenues. Changes in net interest income are the result of fluctuations in the balance and/or mix of earning assets and interest bearing liabilities, as well as changes in their yields and costs, as detailed in Tables 1 and 12 and as discussed below.
  Net interest income increased by $614,000 or 4.6% on a fully taxable equivalent basis in 1996. The increase in net interest income was primarily due to the volume of earning assets, which increased on average $19.4 million in 1996. Net interest margin declined 8 basis points to 4.34%. The decrease in this ratio is best explained by exploring the shift in the composition of earning assets (mix) during the year. As a result of ongoing portfolio and balance sheet management strategies made in response to the rising interest rate environment during the first half of the year, a significant portion of long-term investments were sold. The proceeds from these sales were held in lower yielding federal funds sold for a part of the year, until rates stabilized and then were used to fund loan demand or were reinvested. Despite the positive impact of a growing proportion of loans to earning assets, the "cost" of this interest rate risk management strategy had a negative impact on margin. In addition, increasing competitive pressures impacted loan and deposit pricing, particularly in efforts to attract new deposits to fund the growth in the loan portfolio. However, the quarterly progression of net interest income during 1996 showed positive momentum from the expanding earning asset base.

Provision For Loan Losses
  The Corporation's loan loss provision during 1996 was $480,000, an increase of $120,000 from 1995. The increase was largely reflective of the growth in the Corporation's loan portfolio. The Corporation remains committed to making loan loss provisions which maintain an allowance that adequately reflects the risk inherent in the loan portfolio. This is more fully discussed in the Risk Management section which follows.

Other Income
  Other income is an increasingly important factor in the Corporation's profitability. During 1996 other income increased $318,000 or 12.3%. Trust department income increased $79,000 or 11.9%, largely related to a fee restructuring which was implemented at the beginning of the year. Service charges on deposit accounts increased $81,000 or 9.8% primarily as a result of growth in the number of demand deposit accounts, the largest contributor of this type of income. Other operating income increased during 1996 by $136,000 or 26.0% due in part to a higher level of gains realized on loan sales relative to 1995. In addition, the increase is reflective of the higher loan and deposit levels. Securities gains increased by $22,000 to $602,000. The gains largely resulted from sales of the Corporation's community bank stock holdings. The Corporation holds these community bank stocks primarily for their potential long-term market appreciation since the dividend yields are significantly less than those of alternative debt securities. Accordingly, management views the gains from these holdings as the realization of deferred investment income. In addition, gains of $206,000 in 1996 were generated through bond sales executed as part of ongoing portfolio and balance sheet management strategies, such as the one discussed above, which were primarily designed to manage interest rate risk.

Other Expense
  Other expense increased $785,000 or 7.7% during 1996. Salaries and employee benefits costs increased $657,000 or 11.9% due to additions of management and staff related to expanding the branch network and enhancing the internal infrastructure to facilitate this larger network. Competitive salary pressures and higher benefits costs also contributed to these increases. Occupancy-related expenses increased $165,000 or 9.9% primarily due to additions and enhancements to the Corporation's branch facilities and investments in technology. Management believes that the investments mentioned above have positioned the Corporation for increased future growth and productivity. During 1996, the Corporation incurred the minimum level of Federal Deposit Insurance Corporation (FDIC) insurance expense of $2,000, a decrease of $293,000 or 99.3% from the prior year. During the third quarter of 1995, the FDIC revised the premium rates as a result of the recapitalization of the Bank Insurance Fund (BIF) and in an effort to more fully reflect banks' risk profiles by expanding the spread between rates paid by the "safest" and "riskiest" institutions. This revision has translated into a reduction for the Corporation since the Bank is included in the "safest" category. Other operating expenses increased $221,000 or 9.5% in 1996 related to the Corporation's expansion.

Income Taxes
  The level of tax-free income is the primary factor impacting the Corporation's effective tax rate. The Corporation recognized an income tax provision which resulted in an effective tax rate of 24%, up from 21% in 1995. The increase was the result of ongoing investment portfolio management which caused the levels of tax free income to change.

Analysis of 1995 Compared to 1994
  Earnings in 1995 were $3.6 million, an increase of $72,000 over 1994. Earnings per share was $1.14, an increase of $.02 or 1.8% over 1994. Per share data has been restated, where appropriate, to reflect stock dividends and stock splits. Net interest income increased by $1,022,000 or 8.2% on a fully taxable equivalent basis in 1995. The increase in net interest income was primarily due to growth in average earning assets of $27.3 million or 9.8% in 1995. During 1995, net interest margin decreased by 7 basis points, principally the result of the increased cost of time deposits. In 1995, the loan loss provision increased by $235,000 from 1994. The increase was largely reflective of the growth in the Corporation's loan portfolio. Other income increased $136,000 or 5.5%. Securities gains increased as a result of sales of the Corporation's community bank stock holdings offset by a decrease in other operating income, a result of reduced income generated from Pillar Financial Services (Pillar), a third party that contracted with the Bank during 1993 to sell fixed and variable annuity products. In addition, other operating income decreased due to the non-recurring elimination in 1994 of a trust reserve. Other expense increased $795,000 or 8.5% during 1995. Increases in salaries and employee benefits costs, occupancy-related expenses and other operating expenses reflected the expansion of the Corporation's branch facilities and investments in technology. FDIC insurance expense decreased during 1995 as a result of premium rate changes instituted by the FDIC during the third quarter of 1995.

Table 1
VOLUME - RATE ANALYSIS
(In Thousands)
                                               1996 Compared to 1995             1995 Compared to 1994
                                              Increase (Decrease)                  Increase (Decrease)
                                                      Due to                               Due to
                                     Volume            Rate         Net        Volume       Rate          Net
 INTEREST EARNING ASSETS
      Loans...                       $2,310          $(262)      $ 2,048      $2,351        $896       $3,247
      Investment securities...      (1,204)              11      (1,193)         377         374          751
      Federal funds sold and other...   541            (43)          498       (271)         187         (84)
      TOTAL INTEREST INCOME...        1,647           (294)        1,353       2,457       1,457        3,914

 INTEREST BEARING LIABILITIES
      Interest bearing demand deposits...37           (120)         (83)          24         (6)           18
      Savings deposits...              (59)           (121)        (180)        (58)           9         (49)
      Money market deposits...           68            (62)            6        (84)         133           49
      Time deposits...                1,112             114        1,226       1,185       1,280        2,465
      Other liabilities...            (226)             (4)        (230)         209         200          409
      TOTAL INTEREST EXPENSE...         932           (193)          739       1,276       1,616        2,892
      NET INTEREST INCOME...        $   715          $(101)    $     614      $1,181    $  (159)       $1,022

   Tax-Exempt income is on fully taxable equivalent basis using a tax rate of 3.4% for 1996, 1995 and 1994. The change in interest due to both volume and rate has been allocated proportionately between volume and rate based on the absolute dollar amounts of the change in each.

FINANCIAL CONDITION

  The Corporation's total assets were $356.1 million as of December 31, 1996, up $18.9 million or 5.6% from the $337.2 million level at December 31, 1995. Loans increased by $40.7 million or 19.0% from 1995 to 1996 while deposits increased by $18.8 million or 6.8% during the same period. Total shareholders' equity at year-end 1996 and 1995 was $31.5 million and $32.9 million, respectively. The decrease in capital from 1995 to 1996 was primarily attributable to the decrease in unrealized gains on available-for-sale securities due mainly to a higher level of market interest rates and the stock repurchase program.

Trends in Sources and Uses of Funds
  The Corporation uses funds primarily to support its lending activities.  Average net loans increased $27.0 million or 13.3% in
1996 and $27.0 million or 15.3% in 1995.  The Corporation experienced growth in each major category of loans.  Average consumer, residential mortgage and commercial loans increased $14.0 million, $4.6 million and $8.0 million, respectively, during 1996.  In 1995 average consumer, residential mortgage and commercial loans increased $10.2 million, $7.8 million and $9.2 million, respectively.  The development of the Corporation's newly-opened facilities in Gettysburg,
Littlestown and York (in 1996) as well as the relocation of an existing facility in Hanover (also in 1996) supported this overall growth in both 1996 and 1995.  Also contributing to these increases were successful loan promotion programs, proactive sales efforts and competitive pricing strategies. The trend towards greater growth in the retail segments reflects pricing and business development strategies designed to diversify the composition of the loan portfolio, and the general economic and interest rate environment.  It should be noted that this growth in outstanding loans was net of loans sold of $9.9 million in 1996 and $11.6 million in 1995. With this overall loan growth, average net loans as a percent of average total assets increased from 60.2% in 1994 to 63.2% in 1995 to 66.9% in 1996.
  Average investment securities, another major use of funds, decreased by $17.2 million during 1996.  Of this change, taxable issues decreased $13.2 million and tax exempt issues decreased $4.0 million. Conversely, average federal funds sold and other investments increased
$10.0 million in 1996.  In 1995, average investment securities increased $5.6 million while average federal funds sold and other investments decreased $5.5 million.  The shifts in the mix of the investment portfolio reflect strategies developed in response to varying interest rate environments.  As eluded to above, when rates began to rise in the early part of 1996, the Corporation sold a significant portion of longer-term, fixed rate, available-for-sale holdings and held the proceeds in federal funds sold.  In this more asset sensitive position, the Corporation was able to redeploy the funds in higher yielding assets when market interest rates increased. Specifically, the proceeds were used to supplement deposit growth as funding for loan demand, and a portion of the proceeds were reinvested into the investment portfolio. In 1995, as rates were declining, the Corporation purchased longer-term, fixed rate securities in order to
"lock-in" higher yields.
  Average non-interest earning assets increased $2.5 million or 12.1%
in 1996 compared to $1.8 million or 9.9% in 1995.  The change in this category was primarily due to increased average investment in cash and due from banks and fixed assets of $931,000 and $1.3 million, respectively, in 1996 and $1.0 million and $232,000, respectively, in
1995.  The higher cash balance was due in part to the additional cash required to operate new branch facilities.  In addition, this increase resulted from growth in demand deposit accounts.  These accounts, particularly retail merchant accounts, typically have a higher volume of cash and check deposit activity which boosts the Corporation's cash and due from balance on an ongoing basis.  As discussed above, the increased average levels of fixed assets were related to adding and enhancing facilities as well as investments in technology.
  Deposits continue to be the most important funding source and the primary support for the Corporation's growth.  Total average deposits increased $24.4 million or 9.2% in 1996 while increasing $22.3 million or 9.2% in 1995.  Average interest bearing deposits increased $22.0 million or 9.2% during 1996 and increased $20.0 million or 9.1% in
1995.  This growth has principally come from certificates of deposit
(CDs) which increased $20.0 million and $24.1 million on average for the 2 years.  Average savings accounts, interest bearing demand deposits and money market accounts have collectively remained relatively stable, increasing by $2.0 million in 1996 and decreasing by $4.1 million in 1995.  Non-interest bearing demand deposits increased $2.4 million in both 1996 and 1995.  Again, this overall deposit account growth during 1996 and 1995 was due largely to the continued development of the Corporation's branch network.  This expansion has helped to offset the outflow of funds, principally from savings and money market accounts, into aggressively priced bank and non-bank alternative products.  The CD growth during the past 2 years occurred in a competitive pricing environment largely driven by a need to generate funds to support loan demand.  During the last half of
1996, total deposits remained relatively flat and the Corporation is exploring new product offerings in response to this trend.
  Other interest bearing liabilities decreased $4.0 million or 16.9%
and grew $4.1 million or 20.5% during 1996 and 1995, respectively.
The reduction in 1996 was primarily due to a lower level of Federal
Home Loan Bank of Pittsburgh (FHLB) borrowings.   The 1995 increase
was due to higher average levels of FHLB borrowings and repurchase agreements. FHLB borrowings are used primarily to match fund specific investments and loans and to manage the balance sheet and interest rate risk and thus may fluctuate from year to year.
  The growth in average shareholders' equity of $1.3 million or 4.3% in 1996 and $2.4 million or 8.3% in 1995 was primarily attributable to the retention of earnings. Also affecting equity in 1996 was the stock repurchase program.

Table 2
TRENDS IN SOURCES AND USES OF FUNDS
(In Thousands, Except Percentages)

                                          1996                         1995                        1994
                                       Increase/                    Increase/                    Increase/
                              Average  (Decrease)           Average (Decrease)          Average  (Decrease)
                              Balance   Amount       %      Balance   Amount       %    Balance   Amount     %
FUNDING USES
   Net loans...                $230,321  $26,982     13%    $203,339  $26,988       5%   $176,351  $14,188    9%
   Investment securities:
     Taxable..                   52,702  (13,179)   (20)%      65,88   11,125       2%     64,756   (4,053) (6)%
     Tax-exempt...               21,682   (4,039)   (16)%     25,721    4,433      21%     21,288   (1,738) (8)%
   Federal funds sold and
     other...                    16,754    9,978    147%       6,776   (5,493)   (45)%     12,269    8,799  254%
   Interest earning assets...   321,459   19,742      7%     301,717   27,053      10%    274,664   17,196    7%
   Non-interest earning assets...22,687    2,455     12%      20,232    1,817      10%     18,415    3,329   22%
     TOTAL USES...             $344,146  $22,197      7%    $321,949  $28,870      10%   $293,079  $20,525    8%

FUNDING SOURCES
   Interest bearing deposits.. $262,003  $22,048      9%    $239,955  $19,968       9%   $219,987  $10,395    5%
   Other interest bearing
     liabilities...              19,794   (4,036)  (17)%      23,830    4,052      20%     19,778    3,761   23%
   Interest bearing
     liabilities...             281,797   18,012      7%     263,785   24,020      10%    239,765   14,156    6%
   Non-interest bearing
     deposits...                 26,892    2,390     10%      24,502    2,364      11%     22,138    3,394   18%
   Other non-interest bearing
     liabilities...               3,547      487     16%       3,060      130       4%      2,930     (228) (7)%
   Shareholders' equity...       31,910    1,308      4%      30,602    2,356       8%     28,246    3,203   13%
     TOTAL SOURCES...          $344,146  $22,197      7%    $321,949  $28,870      10%   $293,079  $20,525    8%

Investment Securities
  The Corporation manages its investment portfolio consistent with established policies which include guidelines for liquidity, earnings, rate sensitivity and pledging needs. The Corporation has no concentrations of investment securities in any single issuer that comprise 10% or more of shareholders' equity at December 31, 1996, with the exception of the U.S. Government and U.S. Government-sponsored agencies.
  The Corporation accounts for investment securities under Financial Accounting Standards Board (FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities". This standard requires classification of investments into three categories, "held-to-maturity" (HTM), "available-for-sale" (AFS) or "trading", as further defined in Note 1 of the financial statements. The Corporation does not maintain a trading account and has classified no securities in this category. HTM securities are required to be carried on the financial statements at amortized cost. AFS securities are carried on the financial statements at fair value. The unrealized gains or losses, net of deferred income taxes, are reflected in shareholders' equity. The HTM classification places restrictions on the Corporation's ability to sell securities or to transfer securities into the AFS classification. Since the Corporation wants the flexibility to respond to changing balance sheet needs through investment portfolio management, it has chosen to classify only a small portion of its portfolio in this category. At December 31, 1996, 5.4% of the portfolio was classified as HTM in comparison to 4.3% at December 31, 1995.
  The Corporation generally intends to hold investment securities in accordance with long-term objectives and policy guidelines. These guidelines do not allow for gains trading in the portfolio (selling investments prior to maturity to realize market appreciation, while continuing to hold securities with unrealized market losses). The Corporation's guidelines do, however, permit prudent and reasonable sales of investments before their maturity dates to support interest rate risk management strategies, meet liquidity needs and carry out tax planning objectives which may be necessary, from time to time, due to changes in interest rates, balance sheet mix and/or laws, rules and regulations.
  Investment securities decreased $15.8 million or 17.2% from $91.9 million at December 31, 1995, to $76.1 million at year-end 1996. The significant decrease during 1996 was the result of the portfolio management strategy discussed in the Trends in Sources and Uses of Funds section. Most of the $40.2 million of sales executed during 1996 were related to this strategy. Sales from the Corporation's equity portfolio also contributed slightly to this total. As previously discussed, a portion of these proceeds were reinvested primarily into intermediate and long-term, fixed rate taxable and tax-exempt securities.
  At December 31, 1996, the Corporation's investment portfolio carried total unrealized gains of $1.4 million and unrealized losses of $509,000. At year-end 1995, unrealized gains were $2.7 million and unrealized losses were $339,000. The net unrealized gain at 1996 represents 1.2% of the portfolio in comparison to 2.7% at 1995. The decline in the net unrealized gain from 1995 to 1996 was primarily the result of the general increase in the level of market interest rates during 1996.

Table 3
INVESTMENT PORTFOLIO
(In Thousands, Except Rates)
  The following table sets forth the book value of investments at the dates indicated:

                                            December 31,
                                     1996       1995       1994
U.S. Treasury and other U.S.
  Government agencies
  and corporations...             $49,881    $53,212    $63,667
State and political
  subdivisions...                  22,069     32,147     27,584
Other...                            3,246      4,218      6,734
    TOTAL...                      $75,196    $89,577    $97,985

  The following table sets forth the maturities of investment securities at December 31, 1996:
                                                       Maturing

                                           After One But        After Five But
                          Within               Within                 Within                  After
                         One Year            Five Years              Ten Years              Ten Years
                    Amount      Rate       Amount     Rate       Amount      Rate       Amount       Rate
U.S. Treasury
and other
U.S. Government
agencies and
corporations...     $1,406       6.35%    $26,556      5.92%      $6,047     6.62%      $15,872      6.90%
State and political
subdivisions...      1,605       6.81%      2,288      9.40%         739     9.14%       17,437      8.78%
Other...                 8       5.47%        ---        ---         ---       ---        3,238      4.47%
TOTAL...            $3,019       6.59%    $28,844      6.20%      $6,786     6.90%      $36,547      7.58%

   Weighted average yields on tax-exempt obligations have been computed on a fully taxable-equivalent basis assuming a tax rate of 34%.

Table 4
LOAN PORTFOLIO
(In Thousands)

   Refer to the Trends in Sources and Uses of Funds for discussion of the loan portfolio. The following table shows the Corporation's loan distribution by type at the end of the last five years:


                                                    December 31,
                               1996        1995         1994           1993           1992
Commercial, financial
   and agricultural...    $   31,991   $  26,062    $  25,587      $  31,655      $  31,913
Real estate-construction...    3,775       5,384        2,942          2,365          1,860
Real estate-mortgage...      148,946     120,966      107,933         92,208         95,021
Consumer...                   69,861      61,457        55,93        447,308         38,108
      TOTAL...              $254,573    $213,869     $192,396       $173,536       $166,902

   The following table shows the amounts of loans outstanding as of
December 31, 1996, which, based on remaining scheduled repayments of principal, are due in the periods indicated. In addition, the amounts due after one year are listed according to the sensitivity of changes in interest rates.
                                                 Maturing
                                      After One
                           Within     But Within         After
                           One Yr      Five Yrs         Five Yrs           Total
Commercial, financial
  and agricultural...     $11,118       $10,486       $   10,387        $  31,991
Real estate-construction... 2,143           358            1,274            3,775
Real estate-mortgage...     7,076        15,275          126,595          148,946
Consumer...                 4,188        61,847            3,826           69,861
     TOTAL...             $24,525      $ 87,966         $142,082         $254,573

Loans maturing after one year with:
Fixed interest rates...                 $83,761        $  92,339
Variable interest rates...                4,205           49,743
     TOTAL..                            $87,966         $142,082


Table 5
DEPOSITS
(In Thousands, Except Rates)

  Refer to the Trends in Sources and Uses of Funds for discussion of the deposit portfolio. The average daily amount and rate of deposits
(all domestic) is summarized for the periods indicated in the following table:

                                        Year-Ended December 31,
                                     1996                    1995                        1994
                              Amount       Rate       Amount       Rate          Amount        Rate
Non-interest bearing
  demand deposits...      $  26,892                 $  24,502                 $  22,138
Interest bearing
  demand deposits...         27,726        1.50%       25,686      1.94%         24,446        1.97%
Savings deposits...          25,943        2.10%       28,378      2.55%         30,640        2.52%
Money market deposits...     53,845        2.80%       51,455      2.91%         54,505        2.66%
Time deposits...            154,489        5.55%      134,436      5.47%        110,396        4.43%
    TOTAL...               $288,895                  $264,457                  $242,125

  The following table presents the annual maturities of time deposits at December 31, 1996:

                                                                  Annual
                                                                Maturities
   1997...                                                      $  96,745
   1998...                                                         42,810
   1999...                                                         12,164
   2000...                                                          3,792
   2001...                                                          1,963
   2002 and thereafter...                                           3,724
                                                                 $161,198

Capital Resources and Dividends
   The Corporation has an ongoing strategic objective of maintaining a capital base which supports the pursuit of profitable business opportunities, provides resources to absorb the risks inherent in its activities and meets/exceeds all regulatory requirements.
   Upon carefully evaluating the capital level necessary to satisfy the above criteria, the Board of Directors approved in the first quarter of 1996 a plan to purchase, in open market and privately negotiated transactions, up to 150,000 shares of its outstanding common stock. The objective of this plan is to more effectively deploy the Corporation's capital. In combination with increased earnings over time, the resulting reduction in total capital and shares outstanding is expected to improve return on equity and earnings per share and support the market for Hanover Bancorp, Inc. stock. As of December 31, 1996, the Corporation had purchased 141,312 shares. Upon purchase, these shares were retired rather than carried as treasury stock.
   At December 31, 1996, total shareholders' equity was $31.5 million, a decrease of $1.4 million or 4.0% from $32.9 million at the end of 1995. This change consisted of a decrease of $365,000 in capital stock, surplus and undivided profits (core equity) and a decrease of $956,000 in unrealized gains on AFS securities resulting from the application of FASB 115. The decrease in the core equity during 1996 was primarily the result of the stock repurchase ($2.6 million), net of earnings retained ($2.2 million). The change in the unrealized gains on AFS securities was due to the increased level of market interest rates in 1996.

   The Corporation continued to increase dividend returns to its shareholders in 1996. Dividends per share for 1996, 1995 and 1994 were $.46, $.41 and $.37, respectively. The dividend payout ratios for the same periods were 38.8%, 35.8% and 33.9%. The dividend rate is determined by the Board of Directors after considering the Corporation's capital requirements and projected level of earnings.
In addition to cash dividends, a 3 for 2 stock split was paid on April 1, 1995 and a 5% stock dividend was paid on April 1, 1994.
   The Corporation also generates capital through a dividend reinvestment plan. This plan allows existing shareholders to reinvest their cash dividends into shares of Hanover Bancorp, Inc. common stock. In addition, capital is raised through an employee stock purchase plan and through the Bank's defined contribution 401(k) plan. A total of $57,000, $35,000 and $314,000 was raised through these sources in 1996, 1995 and 1994, respectively.

Table 6
CAPITAL RATIOS
(In Thousands, Except Ratios)

The following table sets forth capital ratios for the Corporation and its bank subsidiary:

                                                   1996                     1995
Hanover Bancorp, Inc.
   Tier 1 capital to risk-adjusted assets...       12.87%                   14.34%
   Total capital to risk-adjusted assets...        13.87%                   15.36%
   Leverage ratio...                                8.79%                    9.54%

Bank of Hanover and Trust Company
   Tier 1 capital to risk-adjusted assets...       11.78%                   12.13%
   Total capital to risk-adjusted assets...        12.78%                   13.16%
   Leverage ratio...                                8.06%                    8.12% RISK MANAGEMENT

RISK MANAGEMENT

Asset Quality
   The Corporation has policies and procedures designed to control credit risk and to maintain the quality of its loan portfolio. These include underwriting standards for new origination's and ongoing monitoring and reporting of asset quality and adequacy of the reserve for loan losses.
   During 1996, the Corporation continued its strategy of maintaining a diversified loan portfolio. The Corporation has emphasized originating small business, residential mortgage and consumer loans. The focus of this business strategy is that a loan base built on a greater number of relatively smaller credits, provides greater stability and reduces the Corporation's dependence on a small group of borrowers. Over time, it will also serve to reduce the loan portfolio's overall credit risk since the proportion of large individual exposures will decrease. These large individual exposures, if they degenerate, have greater potential for materially impacting the allowance for loan losses. As a result of this strategy and the general economic conditions of the market area, the Corporation achieved loan growth of $40.7 million or 19.0% during 1996 while maintaining a portfolio mix very similar to 1995. At year-end 1996, commercial, financial and agricultural loans and loans secured by commercial real estate remained at 24.2% of total loans. Real estate construction loans decreased from 2.5% of total loans at year-end 1995 to 1.5% at year-end 1996. During this same period, loans secured by residential real estate increased from 44.5% to 46.9% of total loans and consumer loans decreased from 28.8% to 27.4% of total loans.
   The Corporation's commercial, consumer and mortgage loans are principally to borrowers within York and Adams Counties, Pennsylvania, where it operates full service branches. The commercial loan portfolio is well diversified with no industry comprising greater than 10% of total loans outstanding.
   Nonperforming assets include non-accrual and renegotiated loans, accruing loans past due 90 days or more and other real estate (ORE) and other repossessed assets. These loans are typically returned to performing status when the loan is brought current and has performed in accordance with contractual terms for a reasonable period of time.
   A loan generally is classified as non-accrual when full collection of principal or interest is doubtful and a loan becomes 90 days or more past due as to principal or interest, unless management determines that the estimated net realizable value of the collateral is sufficient to cover the principal and accrued interest. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged to the allowance for loan losses. A loan is considered restructured if the original interest rate, repayment terms or both were modified due to the deterioration in the financial condition of the borrower. Real estate loans are classified as ORE upon foreclosure proceedings, a receipt of a deed in lieu of foreclosure or an in-substance foreclosure involving actual possession of the collateral.
   Year-end 1996 non-accrual loans remained low at $38,000, up from the year-end 1995 level of $10,000. Loans past due 90 days or more increased from $24,000 in 1995 to $166,000 in 1996. At December 31, 1996, $242,000 in loans were classified as restructured, compared to $292,000 at December 31, 1995. The loans affected were classified as restructured due to a modification of the maturity date which caused a corresponding reduction in the amount of the periodic payments. There were no interest rate reductions, nor any forgiveness of principal or interest. ORE and other repossessed assets increased from $46,000 in 1995 to $96,000 in 1996. The overall increase in nonperforming assets from year to year was due in part to turnover experienced in the Bank's resource recovery area, the department primarily responsible for collection efforts, and thus is considered temporary. In addition, the increase is reflective of the higher level of loans outstanding. Nonperforming assets as a percentage of loans at December 31, 1996 remained relatively low at .21% in comparison to
 .17% at 1995. This statistic exhibits the Corporation's ongoing commitment to effectively managing credit risk and compares favorably with peer statistics.

Potential problem loans are defined by the Securities and Exchange Commission (SEC) as performing loans which have characteristics that cause management to have serious doubts as to the ability of the borrower to comply with present loan repayment terms and which may result in the reporting of these loans as nonperforming loans in the future. The Corporation's potential problem loans, or "watchlist", consist primarily of commercial loans which are less than 90 days past due and still accruing. These loans are rated according to the probability that noncompliance may occur. Those loans that management feels the likelihood of future noncompliance is probable (as opposed to possible) are considered impaired under FASB Statement No. 114, "Accounting by Creditors of Impairment of a loan". At December 31, 1996, total potential problem loans, as determined by the Corporation's internal loan review process, totaled $2.8 million compared to $2.0 million for December 31, 1995. Of these amounts, $562,000 and $654,000 were considered impaired under FASB 114 for 1996
and 1995, respectively.   Management constantly monitors the status of
these loans and their likelihood of becoming nonperforming loans.

Table 7
NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS
(In Thousands)
                                                                      December 31,
                                                 1996        1995        1994       1993       1992
Non-accrual loans...                            $  38       $  10        $650       $484       $504
Accruing loans past due
   90 days or more...                             166          24          17         40         38
Restructured loans...                             242         292         ---        ---        ---
Other real estate and
   other repossessed assets...                     96          46         115         67         87
TOTAL NONPERFORMING ASSETS...                    $542        $372        $782       $591       $629

NON-ACCRUAL LOANS BY CATEGORY
   Commercial, financial
     and agricultural...                       $  ---      $  ---        $479       $482       $119
   Real estate-mortgage...                         16         ---         141        ---        381
   Consumer...                                     22          10          30          2          4
                                                $  38       $  10        $650       $484       $504

PAST DUE LOANS BY CATEGORY
   Commercial, financial
     and agricultural...                        $  16      $  ---      $  ---     $  ---     $  ---
   Real estate-mortgage...                         65         ---           6         24         14
   Consumer...                                     85          24          11         16         24
                                                 $166       $  24       $  17      $  40      $  38
RESTRUCTURED LOANS BY CATEGORY
   Commercial, financial
     and agricultural...                        $  12       $  13      $  ---     $  ---     $  ---
   Real estate-mortgage...                        230         279         ---        ---        ---
                                                 $242        $292      $  ---     $  ---     $  ---


                                                                               December 31,
                                                                         1996       1995       1994

Non-accrual loans and restructured loans...                              $280       $302       $650
Interest income that would have been
   recorded under original terms...                                        28         29        107
Interest income recorded during the period...                              28         28         78
Interest lost for the year...                                               0          1         29

Allowance for Loan Losses
  The allowance for loan losses is maintained at a level believed adequate by management to absorb potential future losses in the portfolio. Management's methodology in evaluating the adequacy of the allowance considers potential specific losses, past loan loss experience, the volume, growth and composition of the loan portfolio and the current economic conditions and trends. At December 31, 1996, management feels that the allowance for loan losses is adequate to cover potential future losses within the overall portfolio.
  The allowance approximated .94%, 1.04% and 1.30% of total loans outstanding at December 31, 1996, 1995 and 1994, respectively. The allowance as a percentage of total loans decreased during 1996, primarily as a result of the strong growth in the loan portfolio during the year. The reserve provides strong coverage when measured as a ratio of nonperforming assets; specifically, 443%, 597% and 319% at December 31, 1996, 1995 and 1994, respectively.
  Effective in 1995, the Corporation adopted FASB 114. This statement requires certain impaired loans to be reported at the present value of expected future cash flows, or as a practical expedient, at the loan's observable market price, or the fair value of the collateral if collateral dependent. This standard applies to all loans that are identified as being impaired. In addition, the statement addresses troubled debt restructurings involving a modification of terms. It does not apply to large groups of smaller balance homogeneous loans that are evaluated collectively such as consumer or residential mortgage loans. Generally, loans considered impaired under FASB 114 would be the Corporation's non-homogeneous, non-accrual loans and restructured loans. However, a loan may also be considered impaired under FASB 114 if it is currently performing according to its terms, but it is probable that the loan will not perform as such in the future.
  Each loan identified as impaired under FASB 114 is evaluated periodically to estimate any potential losses for which a specific reserve should be established. Since most of these loans are collateral dependent, this estimate is normally based on a comparison of the most recent appraised value of the collateral and the recorded investment in the loan. If the collateral value is the lower amount of the two, the potential loss would be the difference between them. If the loan is not collateral dependent, the same procedure would be followed except that the present value of the expected future cash
flows would replace the collateral value.   In addition to these
specific individual reserves, allocated reserves are established for the commercial, mortgage and consumer portfolios. These allocations are based on the overall level of loans identified as problem or potential problem, past loan loss experience, adjusted for recent portfolio growth and economic trends. As a supplement to the specific individual and allocated reserves, an unallocated general reserve is also established. This unallocated portion is determined based on judgments regarding risk of error in specific allocations, other potential exposures in the loan portfolio, economic conditions and trends, and other factors. The result of this process is presented in Table 8.
  The allowance for loan losses is charged when management determines the prospects for recovering the principal have significantly diminished. Subsequent recoveries, if any, are credited to the allowance. Loans identified as impaired under FASB 114 are charged-off when management has concluded, after ongoing evaluation of the impaired loans, that repayment is unlikely. Installment loans that are 90 to 120 days past due are charged-off, unless current scheduled payments are being received. Real estate loans are written down to fair value upon the earlier of foreclosure proceedings, a receipt of a deed in lieu of foreclosure or an in-substance foreclosure involving actual possession of the collateral.
  In 1996, the Corporation realized net charge-offs of $297,000 in comparison to net charge-offs of $638,000 in 1995. The difference between 1995 and 1996 was primarily due to a large individual commercial charge-off made in 1995. The resulting net charge-offs for commercial, financial and agricultural loans were $88,000 and $566,000 for 1996 and 1995, respectively. Net charge-offs on consumer loans increased from $99,000 in 1995 to $209,000 in 1996. The increase is largely the result of the strong growth that has been realized in the consumer loan portfolio during the past several years, as well as a general industry trend of increasing consumer related delinquencies and charge-offs. The absence of net charge-offs in real estate mortgage loans during 1996 was consistent with prior years.

Table 8
LOAN LOSS EXPERIENCE
 (In Thousands, Except Ratios)
                                                                               Year-Ended December 31,
                                                         1996          1995         1994            1993        1992
Balance at January 1...                                  $2,220       $2,498       $2,254          $2,082      $1,734
CHARGE-OFFS
  Commercial, financial and agricultural...                 119          575          156             389         443
  Real estate-construction...                               ---          ---          ---             ---         ---
  Real estate-mortgages...                                  ---           65          ---              67         ---
  Consumer...                                               241          123          120             112         170
     TOTAL CHARGE-OFFS...                                   360          763          276             568         613

RECOVERIES
  Commercial, financial and agricultural...                  31            9          370              69         286
  Real estate-construction...                               ---          ---          ---             ---         ---
  Real estate-mortgages...                                  ---           92            2             ---         ---
  Consumer...                                                32           24           23              26          25
     TOTAL RECOVERIES...                                     63          125          395              95         311

NET (RECOVERIES) CHARGE-OFFS                                297          638         (119)            473         302

  Provision charged to operations...                        480          360          125             645         650

Balance at December 31...                                $2,403       $2,220       $2,498          $2,254      $2,082
  Ratio of net (recoveries) charge-offs
     to average loans outstanding...                       .13%         .31%       (.07)%            .29%        .19%
  Ratio of allowance for loan losses
     to nonperforming assets...                            443%         597%         319%            381%        331%

Table 9
ALLOCATION FOR LOAN LOSS ALLOWANCE
(In Thousands, Except Ratios)
                                       Year-Ended December 31,
                              1996                     1995                   1994                 1993                 1992
                              Percent                 Percent                Percent              Percent               Percent
                              Of Loans                Of Loans               Of Loans             Of Loans              Of Loans
                              In Each                 In Each                In Each              In Each               In Each
                              Category                Category               Category              Category             Category
                                 To                      To                     To                   To                    To
                Allowance       Total    Allowance      Total   Allowance      Total   Allowance    Total   Allowance     Total
                 Amount         Loans      Amount       Loans     Amount       Loans     Amount     Loans     Amount      Loans
Commercial,
   financial,
   agricultural
and real estate-
   commercial
   mortgage...  $  668          24.2%     $  387        24.2%     $1,139       24.3%     $1,475      28.3%    $1,350        32.5%
Real estate-
   construction...  16           1.5%         17         2.5%          6        1.5%          6       1.4%         5         1.1%
Real estate-
   residential
   mortgage...     393          46.9%        296        44.5%        261       45.1%        213      43.1%       193        43.6%
Consumer..         631          27.4%        537        28.8%        483       29.1%        402      27.2%       267        22.8%
Unallocated...     695           ---         983         ---         609         ---        158       ---        267        ---
   TOTAL...     $2,403         100.0%     $2,220       100.0%     $2,498      100.0%     $2,254     100.0%    $2,082       100.0%

Liquidity
    Liquidity is the ability to meet funding requirements of customers' deposit withdrawals or credit needs at a reasonable cost. The Corporation's Asset/Liability Management Committee (ALCO) has established policies and procedures to control its liquidity position and plans to provide for potential future needs.
    Maintaining a high percentage of "core" deposits is a fundamental component of managing the Corporation's liquidity position. Core deposits (all deposits except CDs of $100,000 or more) are generated through the community office network and represent a relatively stable source of funds. On December 31, 1996, 78.3% of total assets were funded by core deposits compared to 78.0% in 1995. At year-end 1996, CDs over $100,000 were 5.1% of total assets and were 4.5% of total assets at year end 1995.
    In addition to maintaining a stable deposit base, the Corporation has access to a varied and high quality investment portfolio. This portfolio provides a consistent stream of cash flows and maturities to support liquidity needs. At December 31, 1996, $3.0 million of investment securities were scheduled to mature in 1 year or less, while principal payments on mortgage-backed securities averaged $372,000 per month during 1996. Loan portfolio repayments and maturities also provide funds for managing liquidity. In 1996, the Corporation received an average of approximately $5.8 million in loan repayments per month. In addition, the sale of portfolio loans provides an alternative for the management of liquidity. In 1996, $9.9 million of loans, mainly residential mortgage loans, were sold by the Corporation. Proceeds from these sales provided funding to meet customers' ongoing credit needs.
    The Corporation maintains borrowing arrangements with several correspondent banks and the FHLB as well as access to the discount window at the Federal Reserve Bank of Philadelphia, to meet short-term liquidity needs. Through these relationships, the Bank has available short-term credit of approximately $18.7 million.

Table 10
TIME CERTIFICATES OF DEPOSIT OVER $100,000
(In Thousands)
                                   1996                   1995
MATURING IN
    3 months or less...           $10,510             $   7,197
    4-6 months...                   1,329                 2,360
    7-12 months...                  2,194                 3,356
    Over 12 months...               4,274                 2,331
      TOTAL                       $18,307               $15,244

Asset/Liability Management
    The Corporation actively manages its interest rate sensitivity, or repricing characteristics of its assets and liabilities, through its ALCO. The primary objective of the asset/liability management process is to maximize net interest income while controlling risk to prudent levels. Currently, the Corporation's challenge is to properly balance interest rate risk (the impact of changing interest rates on net interest income), liquidity risk (the ability to effectively meet demands for cash), and capital adequacy (the ability to support strategic plans and provide an attractive return to shareholders).
The ALCO develops strategies which address these risks in the broader context of the Corporation's strategic plan, current and projected economic conditions, changing customer needs and competition. The ALCO, which consists of management representing each major function in addition to finance, meets monthly and reports to the Board of Directors on a monthly basis.
    Management of interest rate risk is a primary concern of the ALCO. Eliminating this risk altogether is not necessarily the ALCO's goal since some degree of rate sensitivity may enhance earnings. The process attempts to insure that the level of risk inherent in the balance sheet is understood and that the risk is constantly monitored in light of changing market conditions. The Corporation primarily uses "gap" analysis to measure and manage interest rate risk. The gap report assigns each interest earning asset and interest bearing liability to a time frame reflecting its next repricing or maturity date. Incorporated into this process are the trends in prepayments on
loan balances and mortgage-backed securities.   These trends are
closely monitored by management. Evaluations are based on historical patterns and current and forecasted levels of interest rates. The difference between total interest-sensitive assets and liabilities at each time frame represents the interest sensitivity gap for that interval. A positive gap generally indicates that rising interest rates during a particular interval will increase net interest income, since more assets will reprice than liabilities. The opposite is true for a negative gap position. The Corporation strives to maintain a rate sensitivity ratio (rate sensitive assets minus rate sensitive liabilities divided by total assets) over various time frames of between plus and minus 10%. This ratio is deemed prudent because it allows the Corporation sufficient latitude to redeploy assets in response to a change in the level of interest rates in order to maintain or increase the level of net interest income.
    As can be seen by reference to Table 11, the Corporation had a cumulative gap within one year at December 31, 1996 of positive $2.2
million and a rate sensitivity ratio of positive .62%.   At December
31, 1995, the Corporation had a positive gap of $22.0 million and a rate sensitivity ratio of positive 6.51%. This shift in the gap position from 1995 to 1996 was primarily due to the Corporation's strong loan growth during 1996. Due to the fairly neutral gap position at 1996, changes in the present rate environment should not materially impact the Corporation's net interest income in the short-term. As part of ongoing analysis, management revised the assumptions related to the repricing of its non-maturity deposits (i.e. checking, NOW and savings accounts, etc.) during 1996. These revisions are reflected in the December 31, 1995 data for comparative purposes.

    The Corporation employs several strategies in its management of interest rate risk. As detailed previously, managing the investment portfolio is an important aspect to controlling the Corporation's exposure to interest rate risk. The Corporation also uses FHLB
advances to manage interest risk through match funding.   Match
funding involves funding specific assets with advances that have similar amounts and maturities. This strategy enables the Corporation to offer competitive rates on intermediate-term, fixed rate loans for which deposit funding is not available, without incurring material interest rate risk. Finally, sales of fixed rate residential mortgage loans in the secondary market also serves to manage interest risk. These loans carry inherent interest rate risk since they have
maturities of 15 to 30 years.   A total of $9.2 million and $10.8
million in 15 and 30 year mortgages were sold in 1996 and 1995, respectively.

Table 11
INTEREST RATE SENSITIVITY GAPS
(In Thousands, Except Ratios)

                                 0-30      31-90    91-364    1-5       Over 5
                                 Days      Days     Days      Years     Years
Loans...                        $53,024   $17,418   $51,726  $105,534  $26,871
Investment securities:
  Taxable...                      1,417     3,193     6,270    32,897    9,508
  Tax-exempt...                     240       ---     1,285     2,208   18,178
Federal funds sold and other...      72       ---       ---       ---      ---
Interest earning assets...       54,753    20,611    59,281   140,639   54,557
Interest bearing
  demand deposits...                ---       ---       ---    22,731    5,683
Savings deposits...                 ---       ---     1,010    18,033    4,508
Money market deposits...            ---     3,196     5,648    38,464    7,405
Time deposits...                 35,320    16,937    56,333    49,597    3,011
Other interest bearing
  liabilities...                 12,195     1,037       771     6,651    3,646
Interest bearing
  liabilities...                 47,515    21,170    63,762   135,476   24,253
Rate sensitivity gap:
  Periodic gap...              $  7,238   $  (559)  $(4,481) $  5,163  $30,304
  Cumulative gap...            $  7,238   $ 6,679   $ 2,198  $  7,361  $37,665
Rate sensitivity ratio:
  Periodic ratio...                2.03%   ( 0.15)%   (1.26)%    1.45%    8.51%
  Cumulative ratio...              2.03%     1.88%     0.62%     2.07%   10.58%

REGULATORY ISSUES

    Although the United States Supreme Court has rendered a decision in favor of nationwide insurance sales by banks and barring states from blocking insurance sales by national banks in towns with populations of no more than 5,000, the entrance of banks into the insurance industry is hotly contested. On the heels of the Supreme Court's ruling, the Office of the Comptroller of the Currency has issued draft guidelines for national banks to sell insurance. This federal guidance, however, will not necessarily ease state restrictions which currently hinder bank insurance sales. States that have traditionally been opposed to bank insurance sales could impose licensing requirements and other restrictions hampering bank insurance
activities.   Because the insurance industry is opposed to banks
selling and underwriting insurance, it is difficult to determine to what extent banks will be allowed to engage in insurance activities and the regulatory costs that will be attached to such activities.
    Congress is currently considering legislative reform centered on repealing the Glass-Steagall Act which prohibits commercial banks from engaging in the securities industry. The holding company structure would be regulated by the Federal Reserve Board, and its subsidiaries would be supervised by the applicable regulator based on their respective functions.
    From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restrictions on, the business of the Corporation and the Bank. It cannot be predicted whether such legislation will be adopted or, if adopted, how such legislation would affect the business of the Corporation and the Bank. As a consequence of the extensive regulation of commercial banking activities in the United States, the Corporation's and the Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the cost of doing business. Except as specifically described above, management believes that the effect of the provisions of the aforementioned legislation on the liquidity, capital resources, and results of operations of the Corporation will be immaterial.

    Further, the business of the Corporation is also affected by the state of the financial services industry in general. As a result of legal and industry changes, management predicts that the industry will continue to experience an increase in consolidations and mergers as the financial services industry strives for greater cost efficiencies and market share. management believes that such consolidations and mergers may enhance its competitive position as a community bank.
    On September 30, 1996, the President signed into law the Deposit Insurance Funds Act of 1996 to recapitalize the Savings Association Insurance Fund (SAIF) administered by the FDIC and to provide for repayment of the Financial Institution Collateral Obligation (FICO) bonds issued by the United States Treasury Department. Pursuant to this legislation, the FDIC levied a one-time special assessment on SAIF deposits equal to 65.7 cents per $100 of the SAIF-assessable deposit base as of March 31, 1995.
    During the years 1997, 1998 and 1999, the average regular annual deposit insurance assessment is estimated to be about 1.29 cents per $100 of deposits for Bank Insurance Fund (BIF) deposits and 6.44 cents per $100 of deposits for SAIF deposits. Individual institution's assessments will continue to vary according to their capital and management ratings. As always, the FDIC will be able to raise the assessments as necessary to maintain the funds at their target capital ratios provided by law. After 1999, BIF and SAIF will share the FICO costs equally. Under current estimates, BIF and SAIF assessment bases would each be assessed at the rate of approximately 2.43 cents per $100 of deposits. The FICO bonds will mature in 2018-2019, ending the interest payment obligation.
    Since the Corporation does not hold any SAIF insured deposits, it was not subject to the special assessment and it will only be liable for the BIF assessment rate from 1997 to 1999.
    The law also provides that BIF and SAIF are to merge to form the Deposit Insurance Fund ("DIF") at the beginning of 1999, provided that there are no SAIF institutions in existence at that time. Merger of the Funds will require state laws to be amended in those states authorizing savings associations to eliminate that authorization (state chartered savings banks will not be affected). This provision reflects Congress's apparent intent to merge thrift and commercial bank charters by January 1999; however, no law has yet been enacted to achieve that purpose.
    The Act also provides regulatory relief to the financial services industry relative to environmental risks, frequency of examinations, and the simplification of forms and disclosures.
    The regulation will increase the Corporation's FDIC insurance premium costs slightly from the current level beginning in 1997. Management does not believe that this law will materially impact the Corporation's liquidity, capital resources or results of operations.

    In June 1996 the Financial Accounting Standards Board (FASB) issued FASB Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". FASB 125 addresses the accounting for all types of securitization transactions, securities lending and repurchase agreements, collateralized borrowing arrangements, and other transactions involving the transfer of financial assets. This statement will supersede FASB Statement No.
(122) , "Accounting for Mortgage Servicing Rights, An Amendment of FASB Statement No. 65" as discussed in Note 16. This statement is generally effective for transactions that occur after December 31, 1996. As amended by FASB Statement No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS No. 125", certain provisions of the statement will be effective beginning after December 31, 1997. This new standard has not had nor is expected to have, a material impact on the Corporation's liquidity, capital resources or results of operations.
    Management is not aware of any other current specific recommendations by regulatory authorities or proposed legislation, which if they were implemented, would have a material adverse effect upon the liquidity, capital resources or results of operations, although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on the Corporation's results of operations.
    During the first quarter of 1996 the Pennsylvania State Department of Banking completed a routine examination of the Bank including an assessment of asset quality. During 1995 the FDIC completed a similar examination of the Bank. Also during 1995, the Federal Reserve Bank of Philadelphia completed a routine examination of the Corporation.

EFFECTS OF INFLATION

   The majority of the assets and liabilities of a financial institution are monetary in nature, and therefore, differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. An important effect of this can be the reduction of the proportion of earnings paid out in cash dividends. Another significant effect of inflation is on other expenses, which tend to rise more rapidly during periods of general inflation. Finally, the most important impact is the influence that inflation expectations have on the level and volatility of market interest rates. As presented earlier in this discussion, management attempts to maintain a position between rate sensitive assets and liabilities that protects net interest income against wide interest rate fluctuations.

Table 12
DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST RATE SPREAD
(In Thousands, Except Ratios)
                                                                       Year-Ended December 31,
                                     1996                     1995                          1994
                           Average           Average  Average           Average  Average         Average
                           Balance Interest   Rate   Balance Interest    Rate    Balance Interest Rate
ASSETS
INTEREST EARNING ASSETS
Loans (1)(2)...            $232,643  $20,111  8.64%  $205,970  $18,063  8.77%  $178,737  $14,816  8.29%
   Investment securities:
      Taxable...             52,702    3,179  6.03%    65,881    3,945  5.99%    64,756    3,586  5.54%
      Tax-exempt (2)...      21,682    2,017  9.30%    25,721    2,444  9.50%    21,288    2,052  9.64%
   Federal funds sold
    and other assets...      16,754      903  5.39%     6,776      405  5.98%    12,269      489  3.99%
      TOTAL INTEREST
       EARNING ASSETS...    323,781   26,210  8.09%   304,348   24,857  8.17%   277,050   20,943  7.56%

NON-INTEREST EARNING ASSETS
   Cash and due
    from banks...            10,404                    9,473                      8,460
   Premises and
    equipment...              6,579                    5,276                      5,044
   Other assets...            5,704                    5,483                      4,911
   Allowance for loan
    losses                   (2,322)                  (2,631)                    (2,386)
      TOTAL ASSETS...      $344,146                 $321,949                   $293,079

LIABILITIES AND SHAREHOLDERS' EQUITY
INTEREST BEARING LIABILITIES
   Demand deposits...     $  27,726     416  1.50%  $ 25,686      499   1.94%  $ 24,446       481  1.97%
   Savings deposits...       25,943     544  2.10%    28,378      724   2.55%    30,640       773  2.52%
   Money market deposits...  53,845   1,505  2.80%    51,455    1,499   2.91%    54,505     1,450  2.66%
   Time deposits...         154,489   8,577  5.55%   134,436    7,351   5.47%    10,396     4,886  4.43%
   Other liabilities...      19,794   1,106  5.59%    23,830    1,336   5.61%    19,778       927  4.69%
        TOTAL INTEREST
         BEARING
         LIABILITIES        281,797  12,148  4.31%   263,785   11,409   4.33%   239,765     8,517  3.55%
NON-INTEREST BEARING LIABILITIES
   Demand deposits...        26,892                   24,502                     22,138
   Other liabilities...       3,547                    3,060                      2,930
      TOTAL LIABILITIES...  312,236                  291,347                    264,833
SHAREHOLDERS' EQUITY...      31,910                   30,602                     28,246
      TOTAL LIABILITIES AND
         SHAREHOLDERS'
         EQUITY...         $344,146                 $321,949                   $293,079

NET INTEREST INCOME/NET
   INTEREST MARGIN...                14,062  4.34%           13,448    4.42%                12,426  4.49%
Taxable-equivalent adjustment  (2)...  (790)                   (965)                          (849)
NET INTEREST INCOME
  PER FINANCIAL STATEMENTS...       $13,272                 $12,483                        $11,577

(1)   NON-ACCRUAL LOANS HAVE BEEN INCLUDED WITHIN THIS CATEGORY.
(2)  THE TAXABLE-EQUIVALENT ADJUSTMENTS FOR TAX-EXEMPT ASSETS HAVE BEEN COMPUTED ASSUMING A TAX RATE OF 34% FOR 1996, 1995 AND
1994.

COMMON STOCK MARKET PRICES AND DIVIDENDS

  As of January 31, 1997, the approximate number of shareholders of record of the Corporation's common stock was 1,518. The accompanying table sets forth the range of bid-asked prices for the common stock and dividends declared by Hanover Bancorp, Inc. during the most recent eight quarters ended December 31, 1996. The bid price for Hanover Bancorp, Inc. common stock for the period indicated here represents inter-dealer prices without adjustment for retail mark-up, mark-down or commission and does not necessarily represent actual transactions. BID-ASKED PRICES FOR COMMON STOCK AND DIVIDENDS DECLARED

                                                          1996                                       1995
                                            Stock Price             Cash               Stock Price           Cash
                                               Range              Dividend                Range            Dividend
QUARTER ENDED
    March 31...                           $18.00 - $19.25           $0.11            $18.67 - $19.67         $0.10
    June 30...                             18.13 -  19.13            0.11             18.25 -  19.50          0.10
    September 30...                        18.25 -  19.00            0.12             18.25 -  19.25          0.10
    December 31...                         18.00 -  19.00            0.12             18.25 -  19.25          0.11

  STOCK PRICES AND CASH DIVIDENDS HAVE BEEN ADJUSTED RETROACTIVELY TO REFLECT THE IMPACT OF THE 3 FOR 2 STOCK
SPLIT EFFECTIVE APRIL 1, 1995.

__________________________________________
_________________________________________

    The Corporation expects to continue its policy of paying regular quarterly dividends although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition. The Corporation has no restrictions affecting the payment of dividends except those presented in Note 12 of the Notes to Consolidated Financial Statements.

    Hanover Bancorp, Inc. is quoted under the symbol "HOVB" on the O.T.C. Electronic Bulletin Board, an automated quotation service, made available through, and governed by, the NASDAQ system. Hanover Bancorp, Inc. common stock trades in the local over the counter market and current price information is available from account executives at most brokerage firms as well as the following firms which are designated market makers of Hanover Bancorp, Inc.'s common stock:

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
(717) 560-3000

Legg Mason Wood Walker, Inc.
1818 Market Street
Philadelphia, PA 19103
(800) 888-6673

CONSOLIDATED STATEMENT OF INCOME
(In Thousands, Except Per Share Data)
                                                                                 Year-Ended December 31,
                                                                            1996          1995          1994
INTEREST INCOME
   Interest and fees on loans...                                          $20,007       $17,929      $14,665
   Interest on federal funds sold...                                          707           346          441
   Interest on  short-term investments...                                     196            59           48
   Investment securities: Taxable...                                        3,179         3,945        3,586
                          Tax-exempt...                                     1,331         1,613        1,354
                                                                            4,510         5,558        4,940
TOTAL INTEREST INCOME...                                                   25,420        23,892       20,094
INTEREST EXPENSE
   Interest on deposits...                                                 11,042        10,073        7,590
   Interest on borrowed funds...                                            1,106         1,336          927
        TOTAL INTEREST EXPENSE...                                          12,148        11,409        8,517
        NET INTEREST INCOME...                                             13,272        12,483       11,577
PROVISION FOR LOAN LOSSES...                                                  480           360          125
        NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES...             12,792        12,123       11,452
OTHER INCOME
   Trust department income...                                                 742           663          593
   Service charges on deposit accounts...                                     908           827          701
   Other operating income...                                                  660           524          880
   Securities gains...                                                        602           580          284
        TOTAL OTHER INCOME...                                               2,912         2,594        2,458
OTHER EXPENSE
   Salaries...                                                              5,075         4,498        4,119
   Pensions and other employee benefits...                                  1,084         1,004          874
   Occupancy expense...                                                       927           798          708
   Equipment expense...                                                       906           870          768
   Marketing and advertising...                                               451           416          336
   FDIC insurance...                                                            2           295          534
   Other operating expense...                                               2,541         2,320        2,067
        TOTAL OTHER EXPENSE...                                             10,986        10,201        9,406
        INCOME BEFORE INCOME TAXES...                                       4,718         4,516        4,504
INCOME TAXES...                                                             1,138           960        1,020
            NET INCOME...                                                $  3,580      $  3,556      $ 3,484

PER SHARE DATA
        Net income...                                                    $   1.18      $   1.14     $   1.12
        Cash dividends...                                                $    .46      $    .41     $    .37

See Accompanying Notes.

CONSOLIDATED BALANCE SHEET
(In Thousands, Except Per Share Data)

                                                                                           December 31,
                                                                                      1996               1995
ASSETS
 Cash and due from banks                                                           $ 15,955           $ 11,055
 Federal funds sold                                                                     ---              5,600
   CASH AND CASH EQUIVALENTS                                                         15,955             16,655
 Interest bearing deposits with other banks                                              72                913
 Short-term investments                                                                 ---              5,973
 Investment securities:   Available-for-sale                                         72,005             87,964
                 Held-to-maturity (market value--$4,087 and $4,005, respectively)     4,097              3,968
                                                                                     76,102             91,932
 Loans:
   Commercial, financial and agricultural                                            31,991             26,062
   Real estate-construction                                                           3,775              5,384
   Real estate-commercial mortgage                                                   29,563             25,739
   Real estate-residential mortgage                                                 119,383             95,227
   Consumer                                                                          69,861             61,457
                                                                                    254,573            213,869
 Less: Allowance for loan losses                                                     (2,403)            (2,220)
      NET LOANS                                                                     252,170            211,649
 Premises and equipment                                                               7,075              5,806
 Accrued income receivable                                                            2,348              2,355
 Other assets                                                                         2,407              1,939
           TOTAL ASSETS                                                            $356,129           $337,222

LIABILITIES AND SHAREHOLDERS' EQUITY
 Deposits:
   Non-interest bearing                                                            $ 29,128           $ 27,214
   Interest bearing                                                                 267,876            251,020
                                                                                    297,004            278,234
 Borrowed funds:       Short-term borrowings                                         13,052             14,660
                       Long-term borrowings                                          11,248              8,293
                                                                                     24,300             22,953
 Accrued interest                                                                     2,116              1,873
 Other liabilities                                                                      811                958
 Dividends payable                                                                      357                342
           TOTAL LIABILITIES                                                        324,588            304,360
 Shareholders' Equity:
   Preferred stock, $2.50 par value; authorized, 2,000,000 shares;
   no shares  issued or outstanding                                                     ---                ---
   Common stock, $1.11 par value; authorized, 6,750,000 shares;
      issued and outstanding: 1996-2,969,441 shares; 1995-3,107,336 shares            3,296              3,449
   Surplus                                                                           18,659             18,606
   Unrealized gains on securities available-for-sale, net                               598              1,554
   Retained earnings                                                                  8,988              9,253
      TOTAL SHAREHOLDERS' EQUITY                                                     31,541             32,862
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   $356,129           $337,222

 Book value per share                                                              $  10.62           $  10.58

See Accompanying  Notes.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(In Thousands, Except Per Share Data)

                                                                         Unrealized
                                                   Common                Gains and   Retained
                                                    Stock      Surplus     Losses    Earnings     Total

Balance, January 1, 1994...                        $3,274      $15,844     $1,962     $7,274     $28,354

 Net income for 1994...                               ---          ---        ---      3,484       3,484
 Cash dividends:
  $0.37 per share....                                 ---          ---        ---     (1,181)     (1,181)
 5% stock dividend issued:
  April 1, 1994...                                    164        2,435        ---     (2,599)        ---
 Cash paid in lieu of fractional shares and other...  ---          ---        ---        (12)        (12)
 Issue of common stock:
  17,978 shares at an average price
  of $17.48 per share...                               20          294        ---        ---         314
 Net adjustment to unrealized
  gains (losses) on securities available-for-sale,
  net of tax effects of $1,749...                     ---          ---      (3,394)       ---     (3,394)

Balance, December 31, 1994                          3,458       18,573      (1,432)     6,966     27,565

 Net income for 1995...                               ---          ---         ---      3,556      3,556
 Cash dividends:
  $0.41 per share...                                  ---          ---         ---     (1,274)    (1,274)
 Cash paid in lieu of fractional shares and other...  (11)         ---         ---          5         (6)
  Issue of common stock:
  2,044 shares at an average price of
  $16.85 per share...                                   2           33         ---        ---         35
 Net adjustment to unrealized gains (losses)
  on securities available-for-sale, net of
  tax effects of $1,538...                            ---          ---       2,986        ---      2,986

Balance, December 31, 1995...                       3,449       18,606       1,554       9,253    32,862

 Net income for 1996...                               ---          ---        ---        3,580     3,580
 Cash dividends:
  $0.46 per share...                                  ---          ---        ---       (1,390)   (1,390)
 Issue of common stock:
  3,435 shares at an average
  price of $16.71 per share...                         4           53         ---          ---        57
 Repurchase and retirement of common  stock...      (157)         ---         ---       (2,455)   (2,612)
 Net adjustment to unrealized gains
  (losses) on securities available-for-sale,
  net of tax effects of $492...                      ---         ---         (956)         ---      (956)

Balance, December 31, 1996...                     $3,296      $18,659      $  598       $8,988   $31,541

 See  Accompany Notes.

CONSOLIDATED STATEMENT OF CASH FLOWS
(In Thousands)
                                                                            Year-Ended December 31,
                                                                       1996        1995        1994
OPERATING ACTIVITIES
  Net income...                                                     $  3,580    $  3,556    $  3,484
  Adjustments to reconcile net income to net cash provided by operating activities:
     Provision for loan losses...                                        480         360         125
     Provision for depreciation and amortization...                      776         673         590
     Securities gains..                                                 (602)       (580)       (284)
     (Increase) decrease in net deferred tax assets...                  (166)        206          44
     (Increase) decrease in interest receivable...                         7        (188)       (231)
     Increase in interest payable...                                     243         647         186
     (Increase) decrease in other assets                                 (62)        240        (753)
     Increase (decrease) in other liabilities...                         249        (223)       (170)
     Increase (decrease) in accrued taxes...                            (143)       (136)        122
        NET CASH PROVIDED BY OPERATING ACTIVITIES...                   4,362       4,555       3,113

INVESTING ACTIVITIES
  Increase in loans...                                               (50,891)    (33,746)    (27,532)
  Proceeds from loan sales...                                          9,890      11,635       8,791
  Proceeds from sale of available-for-sale investment securities...
                                                                      40,230      21,860      22,466
  Proceeds from maturities of investment securities...                12,279      23,966      20,328
  Purchases of investment securities...                              (37,526)    (36,838)    (57,581)
  Proceeds from maturities of short-term investments...               40,928       7,503      11,500
  Purchases of short-term investments...                             (34,114)    (14,367)    (11,340)
  Purchases of premises and equipment...                              (2,045)     (1,247)     (1,202)
        NET CASH USED IN INVESTING ACTIVITIES...                     (21,249)    (21,234)    (34,570)
FINANCING ACTIVITIES
  Net increase (decrease) in demand, money market and savings
deposits...                                                            6,983      (1,408)      5,006
  Net increase in certificates of deposit and other time deposits...
                                                                      11,787      27,890      15,282
  Net increase (decrease) in borrowed funds ...                        1,347      (3,483)     10,564
  Cash dividends paid...                                              (1,375)     (1,243)     (1,144)
  Cash paid in lieu of fractional shares...                              ---          (6)        (12)
  Proceeds from issuance of common stock...                               57          35         314
  Repurchase and retirement of common stock...                        (2,612)        ---         ---
        NET CASH PROVIDED BY FINANCING ACTIVITIES...                  16,187      21,785      30,010

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        (700)      5,106      (1,447)

Cash and cash equivalents at beginning of year...                     16,655      11,549      12,996

CASH AND CASH EQUIVALENTS AT END OF YEAR...                         $ 15,955    $ 16,655     $11,549

See Accompany  Notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

Principles Of Consolidation: The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Bank of Hanover and Trust Company. All significant intercompany transactions and accounts have been eliminated.

Investment Securities: The Corporation accounts for its investment securities under the Financial Accounting Standards Board
(FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Corporation has the ability and positive intent to hold the securities to maturity. Securities held-to-maturity are carried at cost and adjusted for amortization of premiums and accretion of discounts. Declines in value judged to be other than temporary are included in net securities gains (losses).
     Debt securities not classified as held-to-maturity and equity securities are classified as available-for-sale. Securities available-for-sale are stated at fair value, with the unrealized gains and losses reported as a separate component of shareholders' equity, net of tax effect. The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts. Realized gains and losses on securities available-for-sale and declines in value judged to be other than temporary are included in net securities gains (losses). The decision to sell such securities is based on management's assessment of changes in economic or financial market conditions, interest rate risk and the Corporation's financial position and liquidity.
  Interest and dividends are included in interest income from investments. Premiums are amortized to call and discounts are accreted to maturity under the interest method except for mortgage-backed securities where the recognition period is based on the estimated lives. Such amortization and accretion is included in interest income from investments. The cost of securities sold is determined principally under the specific identification method.

Loans: Interest on loans is recognized based upon the amount of principal outstanding. The accrual of interest is generally discontinued for a loan when full collection of the principal or interest is doubtful and a loan becomes 90 days or more past due. Subsequent payments received on these non-accrual loans are either applied against principal or reported as interest income, according to management's judgment as to the collection of principal. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the life of the related loan as a yield adjustment.

Allowance For Loan Losses:  Management maintains the
allowance at a level believed adequate to absorb potential losses in the portfolio. Factors considered in evaluating the adequacy of the allowance include potential specific losses, past loan loss experience, the volume, growth and composition of the loan portfolio and the current economic conditions and trends. The allowance is increased by provisions charged to operations and reduced by net charge-offs.
  The Corporation adopted FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan", and FASB Statement No. 118, "Accounting by Creditors for Impairment--Income Recognition and Disclosures". Under FASB 114, the allowance for credit losses related to loans that are identified for evaluation in accordance with this standard is based on the discounted cash flows using the loans initial effective interest rate or the fair value of the collateral for
certain collateral dependent loans.   FASB 118 prescribes how a
creditor should report income on impaired loans and clarifies FASB 114's disclosure requirements. In accordance with FASB 118, the Corporation will continue to recognize interest income as described in the loans section above.

Premises And Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization computed on the straight-line method.

Income Taxes: The Corporation accounts for income taxes pursuant to the provisions of FASB Statement No. 109, "Accounting for Income Taxes." Under FASB 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net Income And Cash Dividends Per Share:
Net income and cash dividends per share are based on the weighted average number of shares outstanding which were 3,043,047 during 1996; 3,106,298 during 1995; and 3,104,196 shares during 1994, retroactively restated to reflect stock dividends and stock splits.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Flow Information: For purposes of the statement of cash flows, the Corporation considers cash and due from banks and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods. Cash paid for interest and income taxes was $11,905,000 and $1,217,000, respectively, during the year-ended December 31, 1996; $10,762,000 and $1,322,000, respectively, during the year-ended December 31, 1995; and $8,331,000 and $892,000, respectively, during the year-ended December 31, 1994.
  The decrease in unrealized gains on available-for-sale securities of $956,000 (net of $492,000 in deferred tax effects) during the period ended December 31, 1996, the increase of $2,986,000 (net of $1,538,000 in deferred tax effects) during the period ended December 31, 1995 and the decrease of $3,394,000 (net of $1,749,000 in deferred tax effects) during the period ended December 31, 1994 are non-cash transactions for purposes of the statement of cash flows.

Reclassifications: Certain reclassifications have been made to the 1995 and 1994 financial statements and accompanying notes to conform with the 1996 presentation.


NOTE 2--RESTRICTIONS ON CASH AND DUE FROM BANK BALANCES
  The banking subsidiary is required to maintain reserve balances with the Federal Reserve Bank. The average amount of those balances for the year-ended December 31, 1996, approximated $3,382,000.

NOTE 3--INVESTMENT SECURITIES


   The following is a summary of the investment portfolio by respective security category ((In Thousands):

                                         AVAILABLE-FOR-SALE SECURITIES
                                                    Gross         Gross   Estimated
                                     Amortized    Unrealized    Unrealized   Market
                                       Cost         Gains         Losses     Value
December 31, 1996
   U.S. Treasury securities
     and obligations of the U.S.
     Government and its agencies...   $28,047      $    89       $(214)     $27,922
   Obligations of states and
     political subdivisions...         18,582          611         (45)      19,148
   Mortgage-backed securities...       21,232          135        (210)      21,157
   Total debt securities...            67,861          835        (469)      68,227
   Equity securities...                 3,238          543          (3)       3,778
   TOTAL AVAILABLE-
   FOR-SALE SECURITIES...             $71,099       $1,378       $(472)     $72,005

                                             HELD-TO-MATURITY SECURITIES
                                                     Gross       Gross       Estimated
                                    Amortized     Unrealized    Unrealized    Market
                                      Cost           Gains        Losses       Value
 December 31, 1996
   Obligations of states and
     political subdivisions...        $3,487          $27          $(13)     $3,501
   Mortgage-backed securities...         610           --           (24)        586
   TOTAL HELD-TO-
   MATURITY SECURITIES...             $4,097          $27          $(37)     $4,087

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
     Government and its agencies...   $19,655      $   171        $  (97)      $19,729
   Obligations of states and
     political subdivisions...         29,043        1,701            (4)       30,740
   Corporate securities...                548            7            ---          555
   Mortgage-backed securities...       32,798          245          (199)       32,844
   Total debt securities...            82,044        2.124          (300)       83,868
   Equity securities...                 3,565          552           (21)        4,096
     TOTAL AVAILABLE-FOR-
     SALE SECURITIES...               $85,609       $2,676         $(321)      $87,964

                                                  HELD-TO-MATURITY SECURITIES
                                                    Gross         Gross        Estimated
                                   Amortized     Unrealized      Unrealized     Market
                                      Cost          Gains          Losses       Value
December 31, 1995
   Obligations of states and
    political subdivisions...        $3,104           $49           $(18)       $3,135
   Mortgage-backed securities...        864             6            ---           870
          TOTAL HELD-TO-
          MATURITY SECURITIES...     $3,968           $55           $(18)       $4,005

  The amortized cost and estimated market value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
(In Thousands)


                                                          Estimated
                                              Amortized     Market
                                                 Cost        Value
AVAILABLE-FOR-SALE
   Due in one year or less...                 $  1,926     $  1,936
   Due after one year through five years...     24,854       24,903
   Due after five years throughten years...      4,399        4,325
   Due after ten years...                       15,450       15,906
                                                46,629       47,070
   Mortgage-backed securities...                21,232       21,157
   Equity securities...                          3,238        3,778
                                               $71,099      $72,005


HELD-TO-MATURITY
   Due in one year or less...                 $  1,080    $  1,081
   Due after one year through five years...         80          79
   Due after five years throughten years...        340         344
   Due after ten years...                        1,987       1,997
                                                 3,487       3,501
   Mortgage-backed securities...                   610         586
                                              $  4,097    $  4,087


  Proceeds from the sale of investments in debt and equity securities during 1996, 1995 and 1994 were $40,230,000, $21,860,000 and $22,466,000, respectively.  Gross gains realized on these sales were $970,000,
$628,000 and $492,000, respectively.  Gross losses realized on these
sales were $368,000, $48,000 and $208,000, respectively.   Net
unrealized gains on securities available-for-sale net of the related deferred tax effects, included as a separate component of shareholders' equity, were $598,000 at December 31, 1996, and $1,554,000 at December 31, 1995.
Securities, having a carrying value of $46,311,000 at December 31, 1996, and $37,594,000 at December 31, 1995 were pledged to secure public deposits, repurchase agreements and other purposes required by law.

NOTE 4--ALLOWANCE FOR LOAN LOSSES
      Transactions in the allowance for loan losses were as follows
(In Thousands):

                                                1996        1995        1994
Balance at beginning of year...               $2,220      $2,498      $2,254
Recoveries on loans...                            63         125         395
Provision charged to operations...               480         360         125
Loans charged-off...                            (360)       (763)       (276)
Balance at end of year...                     $2,403      $2,220      $2,498


  The following table provides information relating to the Corporation's impaired loans (In Thousands)

                                            December 31,      December 31,
                                                1996              1995
Impaired loans with no related
   allowance due to write-downs...            $  562          $    654
Impaired loans with no related
   allowance necessary...                        242               292
Recorded investment in impaired loans...      $  804          $    946

Impaired loans on non-accrual status...       $  ---          $    ---

Allowance related to impaired loans...        $  ---          $    ---

Average recorded investment in impaired
   loans during the period...                $    88            $1,490

Related amount of interest income
   recognized on impaired loans...           $    81           $   132

Amount of interest income on
   impaired loans using the cash
   basis method of accounting ...            $     1         $       4

NOTE 5--PREMISES AND EQUIPMENT

   Premises and equipment includes the following at December 31(In Thousands):

                                                          1996         1995
   Premises...                                            $6,609      $ 5,298

   Equipment...                                            5,692        5,106
                                                          12,301       10,404
   Less accumulated depreciation and amortization...      (5,226)      (4,598)
                                                          $7,075      $ 5,806

   The Corporation recognized depreciation and amortization expense of $776,000, $673,000 and $590,000 for 1996, 1995 and 1994, respectively.
   The Corporation and its subsidiary occupy certain facilities under lease arrangements and lease certain equipment. Rentals amounted to $369,000, $391,000 and $320,000 in 1996, 1995 and 1994, respectively.
Minimum annual rental commitments at December 31, 1996, under noncancelable leases, principally for real estate and equipment, are payable as follows (In Thousands):


                                                         Annual Rental
                                                            Payments

   1997...                                               $   242
   1998...                                                   245
   1999...                                                   253
   2000...                                                   228
   2001...                                                   232
   2002 and thereafter...                                  2,463
     Total minimum lease payments...                      $3,663

NOTE 6--SHORT-TERM BORROWINGS

Short-term borrowings outstanding at December 31, 1996 and 1995 are summarized as follows (In Thousands):

                                                         1996       1995
Federal funds purchased...                           $  2,000      $  ---
Securities sold under repurchase agreements...          8,866       8,447
Other...                                                2,186       6,213
                                                      $13,052     $14,660

   Other short-term borrowings consist of loans from the Federal Home Loan Bank of Pittsburgh (FHLB) with maturities of one year or less and the Treasury Tax and Loan Note Option program.
  The maximum amounts of securities sold under repurchase agreements outstanding at any month-end during each year of the reporting period were as follows (In Thousands):

                            1996                1995            1994

Amount...                  $9,728              $9,114          $8,636
Date...                  November 30         October 31      December 31

  The daily average amounts outstanding of securities sold under repurchase agreements for each reporting period were as follows (In Thousands):

                            1996                1995            1994
Average outstanding...     $6,932              $7,588           4,086

 The securities sold under repurchase agreements were U.S. Treasury and agency securities and were maintained under the Corporation's control.

NOTE 7--LONG-TERM BORROWINGS

   The Bank utilizes the services of the Federal Home Loan Bank of Pittsburgh (FHLB) by periodically borrowing funds to provide match funding for specific loan and investment activities and rate risk management. The advances are fully collateralized as specified by the FHLB. Qualifying collateral includes U.S. Treasury, agency and mortgage-backed securities and residential real estate loans. These advances are subject to restrictions or penalties related to prepayment.
   The Corporation paid $511,000 in interest on long-term borrowings during 1996, $673,000 in 1995 and $526,000 in 1994.
   Included in long term borrowings at December 31, 1996, was $3.3 million of amortizing advances with remaining amortization periods ranging from 75 to 165 months and final maturities through 2003.
Also, $3.0 million of advances had conversion features whereby the FHLB may convert the advances to variable rates with subsequent quarterly resets. Upon conversion, the Corporation has the option of putting the advances back to the FHLB. The conversion features extend between 3 and 20 months from December 31, 1996, and the advances have final maturities through 2001. At December 31, 1996, all advances had fixed rates of interest.

   The following table presents the annual maturities and weighted average rates of long-term borrowings at December 31, 1996 (In Thousands):

                                                          Weighted
                                   Annual Maturities    Average Rate
   1998...                            $     795              5.94%
   1999...                                1,317              7.31%
   2000...                                  948              6.98%
   2001...                                4,820              5.98%
   2002 and thereafter...                 3,368              6.87%
                                        $11,248              6.48%

NOTE 8--SHAREHOLDERS' EQUITY

   On February 18, 1994, the Board of Directors declared a 5% stock dividend, payable April 1, 1994, to shareholders of record March 15, 1994. On January 20, 1995, the Board of Directors declared a 3 for 2 stock split payable April 1, 1995, to shareholders of record March 15, 1995. Related to this split, the Board of Directors also approved an amendment to the Articles of Incorporation on January 20, 1995 to increase the number of authorized shares of common stock from 4,500,000 shares to 6,750,000 shares and to reduce the par value per
share from $1.67 to $1.11.   The stock dividend transactions were
valued based on the market prices of the Corporation's stock on the dates of declaration. All per share data was retroactively adjusted to reflect these actions.
   The Corporation maintains a dividend reinvestment plan which allows existing shareholders to reinvest cash dividends into additional shares of the Corporation's common stock. The Corporation has reserved 130,000 shares of common stock for issuance under this plan. As of December 31, 1996, 105,075 shares were available.
   The Corporation also maintains an employee stock purchase plan. This plan is intended to encourage employees of the Corporation and its subsidiary to acquire a stake in the future of the Corporation. The Corporation has reserved 47,250 shares of common stock for issuance under the plan. As of December 31, 1996, 41,771 shares were available.
   The Bank offers shares of the Corporation's stock as one of several investment options in its defined contribution 401(k) plan. The Corporation has reserved 25,000 shares of common stock for issuance to participants in the 401(k) plan. As of December 31, 1996, 21,045 shares were available.
   The Corporation adopted an omnibus stock plan effective January 15, 1993. This plan is intended to provide incentive compensation opportunities for selected officers and key employees of the Corporation and its subsidiary. The Corporation has reserved 189,000 shares of common stock for issuance pursuant to awards under this plan which must be granted within ten years from the effective date. As of December 31, 1996, 142,892 shares were available for the granting of additional awards. To date, only awards of incentive stock options have been made from the plan.

   Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock Based Compensation", became effective in 1996. This statement encourages companies to recognize compensation expense for stock-based awards based on their fair value. The statement allows companies to continue to follow the existing intrinsic value method under Accounting Principles Board (APB) Opinion No. 25 with the requirement that disclosures be provided which present pro forma net income and earnings per share, had the new fair value method been used. The Corporation has elected to continue to follow APB 25 to account for its employee stock options. Since the Corporation has set the exercise price equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized under this method.
   The pro forma information regarding net income and earnings per share under the fair value method was determined with the aid of a
Black-Scholes option pricing model.   This option pricing model, like
other models, requires the input of subjective assumptions. The weighted-average assumptions for 1996 and 1995, respectively, were: risk free interest rates of 6.25% and 5.76%; dividend yields of 2.57% and 2.34%; volatility factors of .132 and .147; and a weighted average expected life of ten years.
   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Furthermore, these disclosures are required to be applied prospectively from 1995. Therefore, the initial impact on pro forma net income may not be representative of future compensation expense since the impact of awards prior to 1995 are not considered. The Corporation's pro forma information is as follows
(In Thousands,Except Per Share Data):

                                                    December 31,
                                                  1996       1995
Net income before stock options...               $3,580     $3,556
Compensation expense from stock options...           29          1
Pro forma net income...                          $3,551     $3,555

Net income per share before stock options       $  1.18     $ 1.14
Pro forma net income per share...               $  1.17     $ 1.14

   A summary of the Corporation's stock option activity, and related information is as follows:
                                                   December 31,
                                            1996                 1995
                                          Weighted-             Weighted-
                                          Average               Average
                                          Exercise              Exercise
                                      Options     Price    Options     Price
Outstanding at beginning of  year...  46,820      $18.97   24,438      $19.17
Granted...                             5,280       18.52   22,382       18.76
Exercised...                             ---         ---      ---         ---
Forfeited...                          (5,992)      18.97      ---         ---

Outstanding at end of year...         46,108      $18.92   46,820      $18.97

Exercisable at end of year...            ---                  ---
Weighted-average fair value of
   options granted during the year... $4.73                 $4.91

   Options granted under the plan have 10 year terms and vest and become fully exercisable at the end of 3 years of continued employment. Exercise prices for options outstanding as of December 31, 1996, ranged from $18.50 to $19.17. The weighted average remaining contractual life of those options is 8.63 years.

  The following table sets forth capital ratios for the Corporation and its bank subsidiary:

                                                           1996         1995
Hanover Bancorp, Inc.
   Tier 1 capital to risk-adjusted assets...              12.87%       14.34%
   Total capital to risk-adjusted assets...               13.87%       15.36%
   Leverage ratio...                                       8.79%        9.54%

Bank of Hanover and Trust Company
   Tier 1 capital to risk-adjusted assets...              11.78%       12.13%
   Total capital to risk-adjusted assets...               12.78%       13.16%
   Leverage ratio...                                       8.06%        8.12%


   The Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five levels of capital at which insured depository institutions will be "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized". The regulators adopted regulations to implement the requirements of FDICIA. The Bank has been deemed "well capitalized". Under the regulations, the required minimum capital ratios for each category of institutions are, with certain exceptions, as follows:

                                                         Tier I
                            Total Capital              Capital to
                          to Risk-Adjusted             Risk-Adjusted
                               Assets                     Assets                 Leverage
Well capitalized          10% or above and           6% or above and           5% or above
Adequately
   capitalized             8% or above and           4% or above and           4% or above
Undercapitalized             Under 8% or               Under 4% or               Under 4%
Significantly
   undercapitalized          Under 6% or               Under 3% or                Under 3%
Critically
   undercapitalized                                                            2% or under

   The appropriate federal bank regulatory agency has authority to downgrade an institution's capital designation by one category if it determines that an institution is in an unsafe or unsound condition or is engaging in unsafe or unsound practices.
   FDICIA provides for increased supervision for banks not rated in one of the highest categories under the "Camel" composite bank rating system. Undercapitalized institutions are required to submit capital restoration plans to the appropriate federal banking regulator and are subject to restrictions on operations, including prohibitions on branching, engaging in new activities, paying management fees, making capital distributions such as dividends, and growing without regulatory approval.


NOTE 9-FEDERAL INCOME TAXES

   The significant components of the Corporation's deferred tax assets and liabilities as of December 31, 1996 and 1995, respectively, which are included in other assets in 1996 and other liabilities in 1995, are as follows
(In Thousands):

                                                1996               1995
DEFERRED TAX ASSETS
   Loan loss reserve...                      $   560            $   498
   Deferred loan fees...                         166                205
   Deferred compensation...                      215                207
   Other...                                       92                 34
     Total deferred tax assets...              1,033                944

DEFERRED TAX LIABILITIES
   Unrealized securities gains...                308                801
   Depreciation...                                                  171                156
   Accretion...                                   51                 98
   Pension...                                     84                 85
   Other...                                       83                127
     Total deferred tax liabilities...           697              1,267
     Net deferred tax assets (liabilities)...$   336            $  (323)

   The provision for federal income taxes included in the accompanying Statement of Income consists of the following (In Thousands):

                                            1996        1995           1994
Current payable...                         $1,244      $1,080        $   967
Deferred...                                  (106)       (120)            53
                                           $1,138     $   960         $1,020

   A reconciliation of the federal statutory corporate income tax rate to the Corporation's effective tax rate is as follows:

                                             1996         1995          1994
Federal statutory tax rate...                34.0%        34.0%         34.0%
Tax-exempt interest income..               (10.3)%      (13.2)%       (12.0)%
Other                                          .5%          .4%           .7%
Effective tax rate...                        24.2%        21.2%         22.7%

   Income taxes applicable to realized net securities gains included in the provision for income taxes totaled $205,000 in 1996, $197,000 in 1995 and $97,000 in 1994.

NOTE 10-RETIREMENT PLANS

    On January 19, 1996, the Board of Directors authorized an amendment to curtail the Bank's defined benefit pension plan. Under the curtailment, pension benefits were frozen as of March 31, 1996. The plan will be administered in frozen status until such time as management deems termination and final settlement appropriate. While in frozen status, the funding policy of the Bank will be to make contributions as necessary to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. On September 16, 1996, approximately two-thirds of the plan's accumulated benefit obligation was settled via the purchase of annuity contracts.
    As a result of the plan curtailment and the partial settlement, the Corporation recognized a curtailment gain and a settlement loss in accordance with Financial Accounting Standards Board (FASB) Statement No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". These events were not material to the Corporation's results of operations.
    The following table sets forth the plan's funded status and amounts recognized in the Corporation's financial statements at December 31, 1996 and 1995 (In Thousands):

                                                                   1996            1995
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested
     benefits of $988 in 1996 and $2,855 in 1995...               $ (988)        $(2,907)

Projected benefit obligation for service rendered to date ...     $ (988)        $(3,463)
Plan assets at fair value ...                                      1,142           3,092
Plan assets in excess of (less than)
  projected benefit obligation ... ..                                154            (371)
Unrecognized net loss...                                              92             681
Unrecognized net transition asset...                                 ---             (10)
Unrecognized prior service cost...                                   ---             (81)
Prepaid pension costs...                                            $246         $   219

                                                                          Year-Ended
                                                                          December 31,
                                                             1996            1995        1994
Net pension costs included the following components:
   Service costs...                                        $  ---         $    92       $ 105
   Interest costs on
      projected benefit obligation                            166             224         193
Actual return on plan assets                                  (92)           (352)        (83)
Net amortization and deferral                                  88)            122        (156)
Net periodic pension costs...                               $ (14)         $   86      $   59

  The weighted average discount rate used in determining the actuarial present value of the projected benefit obligations was 7% at December 31, 1996 and December 31, 1995. The rate of increase in future compensation levels was 5% at December 31, 1995. The expected long-term rate of return on plan assets was 7% in 1996 and 8% in 1995 and 1994. Plan assets are invested primarily in corporate bonds, common stocks, U.S. Government securities and certificates of deposit. Among the common stock investments, the plan held 6,183 shares of Hanover Bancorp, Inc. stock at December 31, 1996 with a market value of approximately $113,000.
   The Corporation also provides a defined contribution 401(k) plan to all employees who have completed at least one year of employment as defined in the plan and are 21 years of age. In each pay period a participant may elect to defer up to 15% of base salary/wages for contribution to the plan up to the maximum allowable contribution as established by the Internal Revenue Service. The Corporation matches, in cash, 50% of the participant's contribution up to 4% of the participant's base salary/wages. Beginning in 1996, as an alternative to providing benefits under the pension plan, the Corporation also made a discretionary annual contribution to all eligible employees. The Corporation's expense for the defined contribution plan , including the discretionary contribution, was $177,000, $64,000 and $56,000 in 1996, 1995 and 1994, respectively.


NOTE 11--RELATED PARTY TRANSACTIONS

  The Corporation's subsidiary has granted loans to the officers and directors of the Corporation and its subsidiary and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection. The aggregate dollar amount of these loans was $2,786,000, $3,301,000 and $2,102,000 at
December 31, 1996, 1995 and 1994, respectively.  During 1996, $573,000 of new loans were made, and repayments totaled $1,088,000.

NOTE 12--HANOVER BANCORP, INC.
(PARENT COMPANY ONLY) FINANCIAL INFORMATION
(In Thousands)

                                                                        December 31,
BALANCE SHEET                                                      1996             1995

ASSETS
   Cash ...                                                   $     861          $  1,138
   Investment securities:
        Available-for-sale...                                     2,424             4,439
        Held-to-maturity...                                         ---               ---
                                                                  2,424             4,439

   Accrued income receivable...                                      10                30
   Other assets...                                                                    337          338
   Investment in Bank of
        Hanover and Trust  Company...                            28,451            27,451
        TOTAL ASSETS...                                         $32,083           $33,396

LIABILITIES AND SHAREHOLDERS' EQUITY
   Dividends payable...                                       $     357         $     342
   Other liabilities...                                             185               192
        TOTAL LIABILITIES...                                        542               534
   Shareholders' Equity:
        Common stock...                                           3,296             3,449
        Surplus...                                                                 18,659       18,606
        Unrealized gains on securities
        available-for-sale...                                       598             1,554
        Retained earnings...                                      8,988             9,253
        TOTAL SHAREHOLDERS' EQUITY...                            31,541            32,862
        TOTAL LIABILITIES AND
             SHAREHOLDERS' EQUITY...                            $32,083           $33,396

                                                                Year-Ended
                                                               December 31,
STATEMENT OF INCOME                             1996               1995              1994

INTEREST INCOME
   Investment securities:
      Taxable...                               $  55             $   54            $   21
      Tax-exempt...                               57                157               219
                                                 112                211               240
   Interest on short-term investments...         ---                  4                 9
           TOTAL INTEREST INCOME...              112                215               249

OTHER INCOME
      Securities gains...                        363                135                47

OTHER EXPENSE
      Other operating expense...                  95                 87               100
   Income before applicable income taxes
      (credit) and equity in undistributed
        income of subsidiary...                  380                263               196

INCOME TAXES (CREDIT) ...                         86                 23               (12)
      Income before equity in undistributed
        income of subsidiary...                  294                240               208

EQUITY IN UNDISTRIBUTED INCOME
OF SUBSIDIARY
      Bank of Hanover and Trust Company...     3,286              3,316             3,276
           NET INCOME...                      $3,580             $3,556            $3,484

                                                              Year-Ended December 31,
STATEMENT OF CASH FLOWS                               1996              1995          1994

OPERATING ACTIVITIES
   Net income...                                    $3,580            $3,556        $3,484
     Adjustments to reconcile net income to
      net cash provided by operating activities:
        Securities gains...                           (363)             (135)          (47)
        Decrease in interest receivable...              20                22             6
        Increase (decrease) in other liabilities...      2                (3)            1
        Increase (decrease) in accrued taxes...         11                33           (12)
        Equity in undistributed income
           of subsidiary...                         (3,286)           (3,316)       (3,276)
         NET CASH PROVIDED BY
                OPERATING ACTIVITIES...                (36)              157           156

INVESTING ACTIVITIES
   Proceeds from sales of available-for-sale
      investment securities...                       2,666               993         1,033
   Proceeds from maturities of
      investment securities...                         ---               341           200
   Purchases of investment securities...              (348)             (544)       (1,817)
   Proceeds from maturities of
      short-term investments...                        ---               600           144
   Purchases of short-term investments...              ---              (600)          ---
   Cash dividends received from subsidiary...        1,371             1,243         1,144
         NET CASH PROVIDED BY
            INVESTING ACTIVITIES...                  3,689             2,033           704

FINANCING ACTIVITIES
Cash dividends paid                                 (1,375)           (1,243)       (1,144)
Cash paid in lieu of fractional shares...              ---                (6)          (12)
Proceeds from issuance of common stock...               57                35           314
Repurchase and retirement of common  stock...       (2,612)               ---          ---
           NET CASH USED IN
                 FINANCING ACTIVITIES               (3,930)           (1,214)         (842)
INCREASE (DECREASE) IN CASH...                        (277)              976            18

Cash at beginning of year...                         1,138               162           144
CASH AT END OF YEAR...                            $    861            $1,138       $   162

  The Corporation relies on dividends from Bank of Hanover and Trust Company to fund dividends paid to shareholders of the Corporation. Under Pennsylvania statutes, the Bank is restricted, unless prior regulatory approval is obtained, in the amount of dividends which it may declare in relation to its accumulated profits, less any required transfer to surplus. At December 31, 1996, retained earnings of the Bank available for dividends were $19,347,000. These restrictions have not had, nor are they expected to have any impact on the Corporation's dividend policy. Other regulatory restrictions limit the ability of the Bank to transfer net assets to the Corporation. At December 31, 1996, these restricted net assets amounted to $7,783,000.

NOTE 13--FAIR VALUE OF FINANCIAL INSTRUMENTS

                                                     December 31, 1996
                                                    Carrying       Fair
                                                     Amount        Value
Financial Assets
   Cash and short-term investments                  $16,027       $16,027
   Investment securities                             76,102        76,092
   Loans                                            254,573
      Less:  Allowance for loan losses               (2,403)
   Net loans...                                     252,170       255,232
         TOTAL FINANCIAL ASSETS...                 $344,299      $347,351

FINANCIAL LIABILITIES
   Deposits...                                     $297,004      $296,996
   Short-term borrowings...                          13,052        13,052
   Long-term borrowings...                           11,248        11,526
         TOTAL FINANCIAL LIABILITIES...            $321,304      $321,574

                                                      December 31, 1995
                                                    Carry           Fair
                                                    Amount          Value

FINANCIAL ASSETS
   Cash and short-term investments...             $  23,541     $  23,541
   Investment securities...                          91,932        91,969
   Loans...                                         213,869
      Less: Allowance for loan losses...             (2,220)
      Net loans...                                  211,649       214,765
         TOTAL FINANCIAL ASSETS...                 $327,122      $330,275

FINANCIAL LIABILITIES
   Deposits...                                     $278,234      $278,871
   Short-term borrowings...                          14,660        14,660
   Long-term borrowings..                             8,293         8,669
         TOTAL FINANCIAL LIABILITIES...            $301,187      $302,200

   Financial Accounting Standards Board (FASB) Statement No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FASB 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

   The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments.

Cash and short-term investments: The carrying amounts reported in the balance sheet for cash and short-term investments approximate those assets' fair values.

Investment securities (including mortgage-backed securities): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: Fair values for loans are estimated using discounted cash flow analyses using interest rates based on U.S. Government security yields for similar terms adjusted for appropriate risks associated with each instrument.

Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates based on U.S. Government security yields to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings: The carrying amounts of federal funds purchased,borrowings under repurchase agreements and other short-term borrowings approximate their fair values.

Long-term borrowings: Fair values for long-term borrowings are estimated using a discounted cash flow calculation that applies interest rates based on U.S. Government security yields to a schedule of aggregated expected maturities.

NOTE 14--COMMITMENTS

   As of December 31, 1996, the Bank had commitments outstanding to extend credit totaling $41,035,000 and commitments under outstanding standby letters of credit totaling $2,714,000. Credit commitments generally require the customers to maintain certain credit standards and are funded at rates and terms prevailing at the time of extension. Management does not anticipate any material losses as a result of these credit commitments.


NOTE 15--CONCENTRATIONS OF CREDIT RISK

   Most of the Corporation's business activity, including loans and loan commitments, is with customers located within York and Adams Counties, Pennsylvania, where it has full service branches. The Corporation's commercial, consumer and mortgage portfolios are principally to borrowers in this market area and are generally fully collateralized. The commercial loan portfolio is well diversified with no industry comprising greater than 10% of total loans outstanding.

NOTE 16--ACCOUNTING CHANGES

   FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", was issued in March 1995 and was effective in 1996. This standard prescribes the accounting for the impairment of long-lived assets, such as property, plant and equipment; identifiable intangibles, including patents and trademarks; and goodwill related to those assets. In addition, FASB 121 defines the accounting for long-lived assets and identifiable intangibles that a company plans to dispose of, other than those that are part of a discontinued operation. This standard has not had, nor is expected to have, a material effect on the Corporation's liquidity, capital resources, or results of operations.
   In May 1995, FASB Statement No. 122, "Accounting for Mortgage Servicing Rights, an Amendment of FASB Statement No. 65", was issued
and became effective in 1996.   This statement amends certain
provisions of FASB 65 "Accounting for Certain Mortgage Banking Activities", to require rights to service mortgage loans for othersbe recognized as separate assets, regardless of whether acquired through purchase or origination of mortgage loans. Effective for mortgage servicing rights after December 31, 1996, this standard will be superseded by FASB Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" .
The provisions of FASB 125, in regards to mortgage servicing rights, are essentially the same as FASB 122 . This statement, has not had, nor is expected to have, a material effect on the Corporation's liquidity, capital resources or results of operations.
   FASB Statement No. 123, "Accounting for Stock Based Compensation", was issued in October 1995 and was effective in 1996. As detailed in
Note 8, this standard has not had, nor is expected to have, a material effect on the Corporation's liquidity, capital resources or results of operations.
      REPORT OF INDEPENDENT AUDITORS AND INFORMATION FOR SHAREHOLDERS

REPORT OF INDEPENDENT AUDITORS

THE SHAREHOLDERS AND BOARD OF DIRECTORS
HANOVER BANCORP, INC.
   We have audited the accompanying consolidated balance sheets of Hanover Bancorp, Inc. and its wholly-owned subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanover Bancorp, Inc. and its wholly-owned subsidiary at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                          /s/ Ernst & Young LLP


Harrisburg, Pennsylvania
January 24, 1997


INFORMATION FOR SHAREHOLDERS

Dividend Reinvestment and Stock Purchase
Plan
   Hanover Bancorp, Inc. offers a dividend reinvestment program whereby all shareholders of record may reinvest their dividends into additional shares of the Corporation. Information concerning this optional program is available by contacting Hanover Bancorp, Inc., c/o Bank of Hanover and Trust Company, 33 Carlisle Street, Hanover,
Pennsylvania 17331.

Annual Meeting
   The Annual Meeting of the Shareholders of Hanover Bancorp, Inc. is scheduled to be held April 22, 1997, at 9:30 a.m. at the Hanover
Country Club located on Lincolnway East, Abbottstown, Pennsylvania.

Copies of 10-K
   Additional copies of Hanover Bancorp, Inc.'s Annual Report and Form 10-K may be obtained without charge upon written request to Gerald M. Warner, Secretary/Assistant Treasurer, Hanover Bancorp, Inc., 33
Carlisle Street, Hanover, Pennsylvania 17331.

GLOSSARY OF TERMS


Book Value - Total common shareholders' equity divided by the number of common shares outstanding.

Tier I (Core) Capital - Shareholders' equity, excluding net unrealized gains (losses) on securities, net of tax, plus minority interests in consolidated subsidiaries less goodwill and intangible assets other than purchased mortgage servicing rights acquired after February 18, 1992.

Tier I Capital Ratio - Tier I capital divided by risk-adjusted assets.

Cost of Interest Bearing Funds - Interest expense divided by average interest bearing liabilities.

Efficiency Ratio - Recurring non-interest expense divided by recurring non-interest income, excluding net securities gains, plus net interest income on a fully taxable equivalent basis.

Fully Taxable Equivalent (FTE) - Adjustment made, for comparative purposes, of an amount equivalent to federal income taxes that would have been paid if income on tax-exempt securities and loans were taxable at the statutory rate of 34%.

Interest Bearing Liabilities - Liabilities upon which interest is paid for the use of funds, such as savings, money market and time deposits, short term borrowings and long-term borrowings.

Interest Earning Assets - Assets that generate interest income and yield-related fee income, such as loans, securities and short-term investments.

Leverage Ratio - Core capital divided by current quarter average assets, adjusted for the exclusion of average net realized gains (losses) on securities, less the same deductions for core capital.

Liquidity - The ability of a corporation to generate adequate funds to meet its cash flow requirements.

Net Income Per Common Share - Net income less preferred dividend requirements, if any, divided by the average number of common shares outstanding and common stock equivalents in each period.

Net Interest Income - The difference between interest income on interest earning assets and interest expense on interest bearing liabilities.

Net Interest Margin - Net interest income on a fully taxable equivalent basis divided by average interest earning assets. Net Interest Spread - The difference between the yield on interest earning assets and the cost of interest bearing funds.

Non-accrual Loans - Loans on which interest accruals have been discontinued due to borrowers' financial difficulties.

Nonperforming Assets - Non-accrual loans, renegotiated debt on which interest rates or terms of repayment have been materially revised, real estate properties acquired through foreclosure, repossessed assets and bank properties not in use.

Provision for Loan Losses - A charge against income to maintain the reserve for loan losses at a level to cover potential future loan losses.
Reserve for Loan Losses - A valuation allowance offset against total loans on the balance sheet representing the amount considered by management to be adequate to cover estimated losses inherent in the loan portfolio.

Return on Average Assets - A profitability measure calculated by dividing net income by average total assets.

Return on Average Equity - A profitability measure calculated by dividing net income by average total shareholders' equity.

Risk-Adjusted Assets - The sum of balance sheet assets weighted by credit risk factors plus risk-weighted credit equivalent amounts of off-balance sheet financial instruments.

Tier II (Total) Capital - Tier I (Core) Capital plus reserve for loan losses (limited to 1.25% of total risk adjusted assets) plus subordinated debt.

Tier II Capital Ratio - Tier II capital divided by risk adjusted assets.

Yield on Interest Earnings Assets - Interest income on a fully taxable equivalent basis divided by average interest earning assets.

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C.  20549  ---  FORM 10-K

(x) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                 ACT OF 1934


 For the fiscal year ended December 31, 1996.    Commission file number 0-12524.

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
              (Address of principal                             (Zip Code)
               executive offices)

    Registrant's telephone number, including area code: (717) 637-2201 Securities Registered Pursuant To Section 12(b) Of The Act: None Securities Registered Pursuant To Section 12(g) Of The Act:

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

                                 YES     X       NO      __

    Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive Proxy or information statements incorporated by reference in Part III of this Form 10-K or any
amendment to this Form 10-K.  (   )
    The aggregate market value of the voting stock held by nonaffiliates of the registrant as of February 28, 1997, was $47,643,936.
    The number of shares outstanding of the issuer's common stock as of February 28, 1997: Common Stock, $1.11 Par Value -- 2,969,099 shares.

DOCUMENTS INCORPORATED BY REFERENCE:

    Portions of the Hanover Bancorp, Inc. Proxy Statement for the Annual Shareholders Meeting to be held April 22, 1997, are incorporated by reference into Part III.

HANOVER BANCORP, INC.
FORM 10-K CROSS-REFERENCE INDEX

   This Annual Report incorporates into a single document the requirements of the Securities and Exchange Commission concerning Form 10-K and Annual Report to shareholders. There has been no action by the Securities and Exchange Commission, however, to approve or disapprove or pass upon the accuracy or adequacy of this Annual Report.

PART I                                                                    PAGE

Item 1 - Business                                                          74

Item 2 - Properties                                                        76

Item 3 - Legal Proceedings                                                 76

Item 4 - Submission of Matters to a Vote of Security Holders.
       (This item omitted since it is not applicable.)

PART II

Item 5 - Market for Registrant's Common Equity and Related
         Shareholder Matters                                               39

Item 6 - Selected Financial Data                                           11

Item 7 - Management's Discussion and Analysis of Financial Condition
         and Results of Operations                                         12

Item 8 - Financial Statements and Supplementary Data                       41

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

PART IV                                                                    PAGE

Item 14 - Exhibits, Financial Statements, Schedules and Reports on
          Form 8-K                                                         1,70

        A.  (1) and (2)  Consolidated Financial Statements and Schedules.

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

                 (3)(a)(3) Amendment to Article 5.A. of the Articles of Incorporation previously filed as Exhibit 3c to the Corporation's 1994 Form 10-K filed March 20, 1995, are hereby incorporated by reference.

                 (3)(b)(1) The By-laws of the Corporation previously filed as Exhibit 3b to the Corporation's 1991
                 Form 10-K filed March 27, 1992, are hereby incorporated by reference.

                 (3)(b)(2)   Amendments to Article II, Section 1.9 and
                 Article III, Section 4 of the Corporation's By-laws are hereby incorporated by reference from the Registrant's Form 8K filed on March 6, 1997.

                 (21) The registrant has one subsidiary, Bank of Hanover and Trust Company, 25 Carlisle Street,
                 Hanover, Pennsylvania 17331, incorporated in Pennsylvania.

                 (23)  Consents of independent auditors.

                 (27)  Financial Data Schedule.

                 (28)  Additional Exhibits.

                       (99)(a)  Auditor's Report                           67

                       (99)(b) Proxy Statement and Notice of Annual Meeting of Shareholders to be held April 22, 1997, are hereby incorporated by reference.

                       (99)(c)  Form of Proxy for Annual Meeting of
                       Shareholders to be held April 22, 1997, is hereby incorporated by reference.

        B. There were no reports filed on Form 8-K for the quarter ended December 31, 1996.

        C and D. Exhibits and Financial Statement Schedules. All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange
        Commission are not required under the related instruction or are inapplicable and, therefore, have been omitted.

Item 15 - Signatures                                                      77

BUSINESS

HANOVER BANCORP, INC. - GENERAL
   The registrant, Hanover Bancorp, Inc. (the "Corporation"), was incorporated under the laws of the Commonwealth of Pennsylvania on August 2, 1983. The Corporation is a one-bank holding company registered under the Bank Holding Company Act of 1956 as amended, owning all the outstanding shares of its subsidiary, Bank of Hanover and Trust Company.
   The Corporation, through its subsidiary, Bank of Hanover and Trust Company (the "Bank"), functions as a financial intermediary and its business is linked to the economic strength and stability of the market it serves. This market, which includes portions of York and Adams Counties in Pennsylvania and Carroll County in northern Maryland, displayed economic stability during 1996 which favorably impacted the Corporation's loan demand and corresponding asset growth. Economic cycles, specifically economic downturns, may have an adverse effect on the Corporation's asset growth, delinquency rates, etc. Throughout economic cycles, the diverse nature of the local economy should allow the Corporation's market to experience growth at levels which compare favorably to national trends.
   The Corporation is registered with and subject to the regulatory supervision of the Securities and Exchange Commission and the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Bank is subject to regulatory supervision of the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation
(FDIC). The Corporation's administrative offices are located at 33 Carlisle Street, Hanover, Pennsylvania 17331 (telephone number 717-637-2201).

BANK OF HANOVER AND TRUST COMPANY
   Bank of Hanover and Trust Company is the Corporation's wholly-owned bank subsidiary and was first organized in 1835 under the laws of the Commonwealth of Pennsylvania. The Bank conducts its business principally through eleven full service banking offices located in York and Adams Counties, Pennsylvania. At December 31, 1996, the Bank had total deposits of $297,865,000; total assets of $353,837,000; and net loans of $252,170,000.
   The Bank offers a wide variety of banking services to all segments of its service area. The Bank's lending services include commercial, financial and agricultural revolving lines of credit and term loans, construction loans, residential mortgage loans and installment and other personal loans. These lending activities involve varying degrees of credit risk. In general, commercial, financial and agricultural loans expose the Bank to the most credit risk while residential mortgage loans involve the least risk. In order to keep this risk at an acceptable overall level, the Bank strives to maintain a diversified loan portfolio. The specific underwriting standards such as loan to value ratios and collateral requirements are defined within a formal written lending policy and vary from category to category. The Bank's deposit services include commercial and personal checking accounts, savings and time accounts, certificates of deposit, and safety deposit services. The Bank is also a member of the MAC system and offers 24-hour automated teller machine service at five of its Hanover offices, both of its Gettysburg offices and at its offices in Littlestown, New Oxford, Rossville and York as well as ten remote service locations in Hanover, York, Dover, East Berlin and Carlisle.
   Individual trust services offered by the Bank include the administration of estates, trust and agency accounts. Corporate trust services include acting as trustee for employee benefit plans.
   The Bank is not dependent upon a single customer or a small number of customers, the loss of which would have a material adverse effect on the Bank or the Corporation.

COMPETITION
   Commercial banking in Pennsylvania is highly competitive. In addition to competition with banks of similar size, the Bank competes directly in its market area with larger banking and other financial service organizations which have substantially greater resources and serve broader geographic markets.
   Competing within the Bank's market area, defined as York and Adams Counties, are 211 offices of area financial institutions, including commercial banks, savings banks and credit unions. According to Sheshunoff Information Services, Inc.'s Branches of Pennsylvania - 1996, combined total deposits of these financial institutions was $5,514,866,000 as of June 30, 1995.

STAFF
   The total number of full-time equivalent persons employed by the Bank as of December 31, 1996, was 204.71. Most employees are provided with group life, health and major medical insurance and are eligible for the Bank's defined contribution 401(k) Plan. Management considers employee relations to be very good.

SUPERVISION AND REGULATION
   The Corporation as a "bank holding company" under the Federal Bank Holding Company Act (the "Act") is regulated and examined by the Federal Reserve Board. The Act restricts the business activities and acquisitions that may be engaged in, or made by the Corporation. As a "bank holding company" for purposes of Pennsylvania state banking law, the Corporation is regulated and supervised by the Pennsylvania Department of Banking.
   Other Federal and Pennsylvania laws regulate, restrict and sometimes prohibit certain activities of, or transactions between, a corporation's banking subsidiaries and a corporation itself and its other subsidiaries. These laws include limitations on the loans by a bank's subsidiaries to affiliated companies and on the amount of dividends that may be declared by a bank's subsidiaries (see Note 12 to the Consolidated Financial Statements).
   The Bank is a member of the FDIC. Accordingly, its operations are subject to regulation and examination by the State of Pennsylvania and the FDIC and the Bank's deposits are insured by the FDIC to the extent provided by law.

GOVERNMENTAL MONETARY POLICIES
   The earnings of the Corporation and the Bank are affected by domestic economic conditions and the monetary and fiscal policies of the United States Government and its agencies. An important function of the Federal Reserve System is to regulate the money supply and interest rates. Among the instruments used to implement those objectives are open market operations in United States government securities and changes in reserve requirements against member bank deposits. These instruments are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may also affect rates charged on loans or paid for deposits.
   As a financial institution, the policies and regulations of the Federal Reserve Board have a significant effect on its deposits, loans and investment growth, as well as the rate of interest earned and paid, and are expected to affect the Bank's operations in the future. The effect of such policies and regulations upon the future business and earnings of the Corporation and the Bank cannot be predicted.

PROPERTIES

   The Corporation's headquarters is located in its Administration Center at 33 Carlisle Street, Hanover, Pennsylvania 17331. In addition to the Administration Center, the Bank owns the following unencumbered banking offices:

MAIN OFFICE                          YORK STREET OFFICE
25 Carlisle Street                   951 York Street
Hanover, York County                 Hanover, York County
Pennsylvania   17331                 Pennsylvania   17331

BALTIMORE STREET OFFICE              EISENHOWER DRIVE OFFICE
1416 Baltimore Street                453 Eisenhower Drive
Hanover, York County                 Hanover, York County
Pennsylvania   17331                 Pennsylvania   17331

NEW OXFORD OFFICE                    WEST MANCHESTER OFFICE (Building)
318 Lincolnway East                  1511 Kenneth Road
New Oxford, Adams County             York, York County
Pennsylvania   17350                 Pennsylvania   17404

OPERATIONS CENTER
1040 High Street
Hanover, York County
Pennsylvania   17331


  The Bank also owns the following unencumbered property: Vacant 2-acre tract of land located at the intersection of Pennsylvania Route 74 and Wellsville Road in the Borough of Wellsville, York County, Pennsylvania which was for possible branch development and is now listed for sale.
  The Bank leases the following properties:

CARLISLE STREET OFFICE          ROSSVILLE OFFICE
880 Carlisle Street             3405 Rosstown Road
Hanover, York County            Wellsville, York County
Pennsylvania   17331            Pennsylvania   17365

DOWNTOWN GETTYSBURG             LITTLESTOWN OFFICE
OFFICE                          400 West King Street
6 York Street                   Littlestown, Adams County
Gettysburg, Adams County        Pennsylvania   17340
Pennsylvania   17325
                                WEST MANCHESTER
GETTYSBURG EAST OFFICE          OFFICE  (Land)
1275 York Road                  1511 Kenneth Road
Gettysburg, Adams County        York, York County
Pennsylvania   17325            Pennsylvania   17404


LEGAL PROCEEDINGS

  In the opinion of the management of the Corporation and the Bank, there are no proceedings pending to which the Corporation and/or Bank is a party or to which their property is subject, which, if determined adversely to the Corporation or Bank, would be material in relation to the Corporation's and the Bank's undivided profits or financial condition. There are no proceedings pending other than ordinary routine litigation incident to the business of the Corporation or the Bank. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Corporation or the Bank by government authorities.

SIGNATURES

  Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanover Bancorp, Inc. (Registrant)


BY:  /s/ J. Bradley Scovill              February 21, 1997
    J. Bradley Scovill                         Date
    President and Chief Executive Officer
    (Principal Executive Officer)


  Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and the dates indicated.



/s/ Michael D. Bross         February 21, 1997
Michael D. Bross                      Date
Director

/s/Thomas M. Bross, Jr       February 21, 1997
Thomas M. Bross, Jr.                Date
Director,
Vice Chairman of the Board

/s/ S. Forry Eisenhart, Jr.  February 21, 1997
S. Forry Eisenhart, Jr.             Date
Director

/s/ Bertram F. Elsner        February 21, 1997
Bertram F. Elsner                   Date
Director

/s/ J. Daniel Frock          February 21, 1997
J. Daniel Frock                     Date
Director

/s/ John S. Hollinger, Jr.   February 21, 1997
John S. Hollinger, Jr.              Date
Director

/s/ Terrence L. Hormel       February 21, 1997
Terrence L. Hormel                  Date
Director,
Chairman of the Board

/s/ Earl F. Noel, Jr.        February 21, 1997
Earl F. Noel, Jr.                   Date
Director

/s/ Vincent P. Pisula        February 21, 1997
Vincent P. Pisula, MD               Date
Director

/s/ Charles W. Test          February 21, 1997
Charles W.Test                      Date
Director

/s/ J. Bradley Scovill       February 21, 1997
J. Bradley Scovill                  Date
Director, President and
Chief Executive Officer
(Principal Executive Officer)

/s/ Thomas J. Paholsky       February 21, 1997
Thomas J. Paholsky                  Date
Treasurer
(Principal Accounting and
Financial Officer)

HANOVER BANCORP, INC. DIRECTORS AND OFFICERS

DIRECTORS

Michael D. Bross
Owner
Stonewood Farm and Berwick
Enterprises -1987*

Thomas M. Bross, Jr.
Retired Chairman of the Board
Round Hill Foods, Inc.-1973*

S. Forry Eisenhart, Jr.
President and Chief Executive Officer
Eisenhart Wallcoverings Co. and
Eisenhart Corporation-1993*

Bertram F. Elsner
President and Chief Executive Officer
Elsner Engineering Works, Inc.-1985*

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

* Year first elected to Board of Directors

OFFICERS

Terrence L. Hormel
Chairman of the Board

Thomas M. Bross, Jr.
Vice Chairman of the Board

J. Bradley Scovill
President and Chief Executive Officer
Thomas J. Paholsky
Treasurer
Gerald M. Warner
Secretary and Assistant Treasurer

BANK OF HANOVER AND TRUST COMPANY OFFICERS
Terrence L. Hormel
Chairman of the Board

Thomas M. Bross, Jr.
Vice Chairman of the Board

J. Bradley Scovill
President and Chief Executive Officer

Chad M. Clabaugh
Executive Vice President
Sales and Services Group

William J. Callaghan
Senior Vice President
Operations Division

Jeffrey K. Dice
Senior Vice President
Credit Services Division

Jacquelyn A. Lebow
Senior Vice President
Marketing Division

Thomas J. Paholsky
Senior Vice President
Finance/Control Division

James A. Smiley
Senior Vice President
Trust and Investment
Services Division

Carol M. Wuenschel
Senior Vice President
Human Resources Division

Gerald M. Warner
Vice President & Comptroller
Finance/Control Division

John T. Weber
Vice President
Internal Auditor

Lisa Stough Cookson
Vice President
Mortgage Services Manager

Terrence M. Gingrow
Vice President
Commercial Lending Manager

J. Gregory Greco
Vice President
Regional Commercial Business
Development Officer

Surina T. Jan
Vice President
Compliance/Loan Review Manager

Christine E. Schwartz
Vice President
Management Information
Systems Manager

Joyce M. Smith
Vice President
Assistant Operations
Division Manager

Ronald H. Smith
Vice President
Adams County Regional
Administrator

Paul J. Stevenson
Vice President
Trust Services Manager

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

Barbara J. Adelsberger
Assistant Vice President
Community Office Manager
Littlestown Office

Teresa J. Baadte
Assistant Vice President
Community Office Manager
Downtown Gettysburg Office

Lisa A. Bowersox
Assistant Vice President
Community Office Manager
Gettysburg East Office

Jeannie L. Craumer
Assistant Vice President
Trust Operations Officer

Nancy S. Dill
Assistant Vice President
Community Office Manager
York Street Office

Debra A. Eck
Assistant Vice President
Staff Accountant

L. John Hicks
Assistant Vice President
Retail Credit Services

Faye E. Inners
Assistant Vice President
Community Office Manager
New Oxford Office

Tammy J. Kehr
Assistant Vice President
Community Office Manager
Baltimore Street Office

Michael A. Matten
Assistant Vice President
Community Office Manager
Carlisle Street Office

Patricia R. Ormond
Assistant Vice President
Community Office Manager
Main Office

Kevin E. Owens
Assistant Vice President
Community Office Manager
Rossville Office

Wendy L. Rittenhouse
Assistant Vice President
Community Office Manager
West Manchester Office

Cheryl E. Small
Assistant Vice President
Marketing Division

BANK OF HANOVER AND TRUST COMPANY


HANOVER OFFICES         NEW OXFORD OFFICE                 GETTYSBURG OFFICES
25 Carlisle Street*     318 Lincolnway East*              1275-A York Road*
880 Carlisle Street*    624-2103                          6 York Street*
951 York Street*                                          337-9011
1416 Baltimore Street*  ROSSVILLE OFFICE
453 Eisenhower Drive*   3405 Rosstown Road, Wellsville*   LITTLESTOWN OFFICE
637-2201                432-9625                          400 West King Street*
                                                          359-8188
                        WEST MANCHESTER OFFICE
* MAC PLUS LOCATION     1511 Kenneth Road, York*
                        764-0155

(BACK COVER PAGE)

BANK OF HANOVER


25 Carlisle Street
Hanover, PA  17331
(717) 637-2201

APPENDIX I

DESCRIPTION OF GRAPHS INCLUDED IN 1996 ANNUAL REPORT

Graph                          Graph
Location                     Description

Page  1.  Stacked bar graph of net income per share and dividends per share over the past five years.*
Page 11. Bar graph of total assets over the past five years.* Page 11. Bar graph of net income over the past five years.*
Page 16. Bar graph of net interest income over the past five years.*
Page 17.  Stacked bar graph of deposits and loans
          over the past five years*.
Page 26. Bar graph of the Bank's leverage ratio over the past five years. The five ratios compared in the graph were as follows: 1992 - 7.67%; 1993 - 7.92%; 1994 - 7.99%;
          1995 - 8.12%; 1996 - 8.06%.
Page 29. Bar graph of the ratio of nonperforming assets to total loans over the past five years*.
Page 29. Bar graph of the ratio of the allowance for loan losses to nonperforming assets over the past five years*.


* The content of this graph is narratively presented at SELECTED CONSOLIDATED FINANCIAL DATA on page 11.