Form 10-K, Exhibit 13
period 1997-12-31
HANOVER BANCORP INC
filed 1998-03-27
CIK 713094

EXHIBIT 13

EXCERPTS FROM THE 1997 ANNUAL REPORT TO SHAREHOLDERS


NATURE OF THE BUSINESS

     Hanover Bancorp, Inc. is a Pennsylvania business corporation that is a one-bank holding company with headquarters in Hanover, Pennsylvania. Bank of Hanover and Trust Company, the Corporation's wholly-owned subsidiary, was incorporated in 1835 and is Hanover's oldest and only remaining independent financial institution. The Corporation's full service commercial banking business, including trust services, is conducted through its subsidiary, which operates ten full service branch offices in York and Adams Counties, Pennsylvania, a drive-up location at the bank's
TeleServices Center and a trust and investment office in a local retirement community. Hanover Bancorp's income is derived primarily from the operations of Bank of Hanover and Trust Company.

SELECTED CONSOLIDATED FINANCIAL DATA
(In Thousands, Except Ratios, Per Share Data and Statistics)
                                                    Year-Ended December 31,

                                          1997       1996      1995      1994      1993
BALANCE SHEET
 Loans                                  $277,475   $254,573  $213,869  $192,396   $173,536
 Total assets                            406,356    356,129   337,222   308,354    278,430
 Deposits                                329,951    297,004   278,234   251,752    231,464
 Shareholders' equity - core (1)          32,662     30,943    31,308    28,997     26,392
 Shareholders' equity - total             34,314     31,541    32,862    27,565     28,354
 Total average assets                    377,604    344,146   321,949   293,079    272,554
 Total average equity                     32,616     31,910    30,602    28,246     25,043

EARNINGS DATA
 Interest income                         $28,319   $ 25,420  $ 23,892  $ 20,094   $ 19,807
 Interest expense                         13,941     12,148    11,409     8,517      8,730
 Net interest income                      14,378     13,272    12,483    11,577     11,077
 Provision for loan losses                   910        480       360       125        645
 Other income                              2,589      2,310     2,014     2,174      1,953
 Other expenses                           11,549     10,986    10,201     9,406      8,800
 Net income                                3,807      3,580     3,556     3,484      3,374
 Return on average assets                   1.01%      1.04%     1.10%     1.19%      1.24%
 Return on average equity - core  (1)      11.92%     11.41%    11.75%    12.45%     13.47%
 Return on average equity - total          11.67%     11.22%    11.62%    12.34%     13.47%
 Efficiency ratio                          65.36%     67.10%    65.97%    64.42%     62.96%

CAPITAL
 Equity to assets (average)                8.64%       9.27%     9.51%     9.64%      9.19%
 Leverage ratio                            8.19%       8.79%     9.54%     9.44%      9.31%
 Cash dividends declared               $  1,472    $  1,390  $  1,274  $  1,181    $  1,076
 Dividend payout ratio                    38.67%      38.83%    35.83%    33.90%      31.89%

ASSET QUALITY
 Nonperforming assets to total loans        .35%        .21%      .17%      .41%        .34%
 Allowance to nonperforming assets          302%        443%      597%      319%        381%

PER COMMON SHARE DATA (2)
 Net income - basic and diluted        $   1.29    $   1.18  $   1.14  $   1.12    $   1.10
 Cash dividends declared                    .50         .46       .41       .37         .35
 Book value - core equity  (1)            11.13       10.42     10.08      9.34        8.54
 Book value - total equity                11.70       10.62     10.58      8.88        9.18
 Market value                             22.75       18.50     18.75     19.17       15.87

STATISTICS
 Full service branch offices                 10          11        11        10          10
 Employees (full time equivalents)          202         205       198       157         146

Certain reclassifications have been made in order to present a more accurate year-to-year comparison
(1)  Core equity includes all equity accounts except the component related to the application of FASB 115 which was adopted on December 31, 1993.
(2)  All per common share data has been adjusted to give retroactive effect to the 3 for 2 stock split paid in April 1995, the 5% stock dividend issued in April 1994 and the 3 for 2 stock split paid in May 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following pages contain "Management's Discussion and Analysis" of Hanover Bancorp, Inc.'s 1997 results of operations and financial condition, including comparison with prior year's results and identification of possible risks and trends. This review should be read in conjunction with the consolidated financial statements and related notes beginning on page 23 as well as the letter to shareholders beginning on page 2.
     All forward looking information contained in "Management Discussion and Analysis" and other statements contained in this report are based on management's current knowledge of factors affecting the Corporation's business. Actual results may differ due to unforeseen events such as, but not limited to, a significant downturn in the economic environment, changes in interest rates, legislative changes or additional requirements mandated by the numerous regulatory authorities. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995

SUMMARY OF EARNINGS AND FINANCIAL CONDITION

     The year of 1997 was one of marked improvement in financial performance for Hanover Bancorp, Inc. With the completion of the market expansion strategy in 1996, the Corporation experienced growing momentum in revenues and stabilizing operating costs, which led to improved core
profitability.   The Corporation also capitalized on the positive movement
in the general bank stock market by realizing securities gains from its portfolio. These revenues were offset in part by a special loan loss provision taken in the fourth quarter to raise the allowance to a level more comparable with industry standards. Total assets eclipsed the $400 million level, highlighted by the successful introduction of a new money market account and another year of strong loan growth. Asset quality measures also remained very strong at a time when industry trends show increasing delinquency and bankruptcy levels. The Corporation remains well capitalized with risk-adjusted core capital and total capital ratios above regulatory minimums.


RESULTS OF OPERATIONS

Net Income
     Net income for 1997 was $3.8 million, an increase of $227,000 or 6.3% from 1996. Earnings per share (EPS) increased $.11 or 9.3% in 1997 to $1.29 from $1.18 in 1996. Return on average equity (ROE) was 11.67% in 1997 versus 11.22% in 1996. These increases were driven primarily by improved core earnings as revenue growth more substantially outpaced the normal increases in the expense base. The increases in EPS and ROE were also due in part to the stock repurchase program, further discussed herein.

Net Interest Income
     Net interest income is the largest component of the Corporation's operating revenues. Changes in net interest income are the result of fluctuations in the balance and/or mix of earning assets and interest bearing liabilities, as well as changes in their yields and costs, as detailed in Tables 1 and 11 and as discussed below.
     Net interest income increased by $1.0 million or 7.2% on a fully taxable equivalent basis in 1997. This increase was principally due to the $31.8 million increase in the average volume of earning assets, resulting from loan and deposit growth and increased investment security activity, as
further discussed herein.   Net interest margin declined 10 basis points
from 1996 to 4.24%. This decrease was primarily attributable to higher funding costs caused by a shift in the funding mix towards more costly sources. This shift has mainly been spurred by growth in a new indexed, variable rate money market deposit account introduced in 1997 and growth in longer term certificates of deposit (CDs) at promotional rates. The margin was also affected by investment activity which was funded by Federal Home Loan Bank of Pittsburgh (FHLB) borrowings at relatively narrow spreads. Although product introduction, promotional pricing and investment/funding strategies have lowered the Corporation's margin as anticipated by management, they have generated additional net interest income and have thus positively impacted EPS and ROE.
     In addition to these internal factors, external forces have contributed to this year's margin decline and to the general decline the Corporation has experienced over the past few years. Specifically, strong competition in the local market has resulted in more aggressive pricing on both loans and deposits. In addition, the general interest rate environment has contributed to the shrinking margin.  The treasury yield curve continued to be relatively flat in 1997 compared to historic standards.  This flatness is measured by reference to the shortest maturity (3 months) and the longest maturity (30 years) on the yield curve. The difference or spread averaged 140 basis points from 1995 to 1997, compared to an average of 331 basis points from 1991 to 1994. While favorable economic conditions, namely moderate growth and the low threat of inflation, support a generally positive business climate, they contribute to an interest rate environment which is challenging in terms of net interest margin.
                                     21

Table 1
VOLUME - RATE ANALYSIS
(In Thousands)
                                       1997 Compared to 1996     1996 Compared to 1995
                                        Increase (Decrease)       Increase (Decrease)
                                                 Due to                Due to
                                       Volume   Rate       Net   Volume     Rate       Net
 INTEREST EARNING ASSETS
   Loans                               $2,813  $ (68)     $2,745  $2,310    $(262)    $ 2,048
   Investment securities                  459     (7)        452  (1,204)      11      (1,193)
   Federal funds sold and other          (416)    31        (385)    541      (43)        498
        TOTAL INTEREST INCOME           2,856    (44)      2,812   1,647     (294)      1,353

 INTEREST BEARING LIABILITIES
   Interest bearing demand deposits        19    (49)        (30)     37     (120)        (83)
   Savings deposits                       (74)   (14)        (88)    (59)    (121)       (180)
   Money market deposits                  525    347         872      68      (62)          6
   Time deposits                          481     61         542   1,112      114       1,226
   Borrowed funds                         467     30         497    (226)      (4)       (230)
        TOTAL INTEREST EXPENSE          1,418    375       1,793     932     (193)        739
            NET INTEREST INCOME (FTE)  $1,438  $(419)     $1,019  $  715    $(101)    $   614

Tax-exempt income is on a fully taxable equivalent basis using a tax rate of 34% for 1997, 1996 and 1995.  The change in interest due to both volume and rate has been allocated proportionately between volume and rate based on the absolute dollar amounts of the change in each.


Provision For Loan Losses
     The Corporation's loan loss provision during 1997 was $910,000, an increase of $430,000 from 1996. The increase was reflective of the continued growth in the Corporation's loan portfolio as asset quality measures remained favorable. The Corporation remains committed to making loan loss provisions which maintain an allowance that adequately reflects the risk inherent in the loan portfolio. This is more fully discussed in the Risk Management section which follows. A special provision of $250,000 was taken during the fourth quarter of 1997 primarily to boost the allowance above the industry standard of 1% of loans.

Net Securities Gains
     Net securities gains totaled $670,000 in 1997, an increase of $68,000 from 1996. Equity gains comprised $730,000 of this total in 1997 versus
$396,000 for 1996. These gains resulted from sales from the Corporation's community bank stock holdings. The bank stock market continued to experience favorable valuations during 1997. As such, management realized gains on certain holdings where valuations were considered excessive or to have reached peak levels. The Corporation holds these community bank stocks primarily for their potential long-term market appreciation as the dividend yields are significantly less than those of alternative debt securities. Accordingly, management views the gains from these holdings as the realization of deferred investment income. At year-end 1997, the unrealized appreciation in the equity securities portfolio stood at $1.1 million, up from $540,000 at year-end 1996. Offsetting these gains in 1997 were net losses of $60,000 realized through debt securities sales executed as part of ongoing portfolio and balance sheet management strategies. In 1996, $206,000 in net gains were realized from debt securities sales. All sales resulting in gains or losses were from available-for-sale (AFS) securities.

Other Income
     Other fee-based income is an increasingly important component of the Corporation's profitability. During 1997 other income increased $279,000 or 12.1%. The increase in service charges on deposit accounts was due to higher overdraft fees, resulting from a change in collection philosophy, and higher automated teller machine (ATM) fees generated by noncustomer surcharging. Other operating income increased as a result of higher loan fees, and higher income realized through mortgage loan sale activity. The increase in loan fees is reflective of the growth in the loan portfolio while mortgage-related income increased as a result of higher sales volumes relative to 1996.

Other Expense
     Other expense increased $563,000 or 5.1% during 1997. Personnel related expenses (salaries and benefits) increased $68,000 or 1.1% year over year. This is reflective of a net decrease in full time equivalents from 205 at year-end 1996 to 202 at year-end 1997. In addition, temporarily unfilled vacancies during 1997 and reduced healthcare costs contributed to the stabilizing of these key cost components. The increase in occupancy and equipment expenses was associated with the full impact of a branch opening in March 1996, a branch relocation in October 1996 and the addition of six remote service ATMs in December 1996. The increase was also impacted by
continued technology investments.   Marketing and advertising expenses
increased largely as a result of increased promotional activity. The higher other operating expenses were primarily due to increased expenditures related to technology enhancements, the outsourcing of certain operational functions, and employee development.
     The stabilizing level of operating expense, along with the increases in operating revenues, favorably impacted the Corporation's efficiency ratio (the cost to generate one dollar of revenue) which declined 174 basis points from 67.10% in 1996 to 65.36% in 1997.


Income Taxes
     The level of tax-free income is the primary factor impacting the Corporation's effective tax rate. The Corporation recognized an income tax provision which resulted in an effective tax rate of 26.5% in 1997, up from 24.1% in 1996. This increase was the result of a lower level of tax-free assets in 1997 relative to 1996 and the impact of state corporate income taxes at the holding company.

Analysis of 1996 Compared to 1995
     Net income for 1996 was $3.6 million, an increase of $24,000 from 1995. Growth in revenues, both net interest income and other income, was offset by increases in other expense. Earnings per share of $1.18 in 1996 was an increase of $.04 or 3.5% over the prior year. This increase was due in part to the stock repurchase program initiated in 1996.
     Net interest income increased by $614,000 or 4.6% on a fully taxable equivalent basis in 1996. The increase in net interest income was mainly due to the volume of average earning assets, which increased $19.4 million in 1996. Net interest margin declined 8 basis points to 4.34%. Despite the positive impact of a growing proportion of loans to earning assets, the "cost" of ongoing portfolio and balance sheet management strategies made in response to a rising interest rate environment in early 1996 had a negative impact on margin. In addition, increasing competitive pressures impacted loan and deposit pricing, particularly in efforts to attract new deposits to fund the growth in the loan portfolio.
     The Corporation's loan loss provision during 1996 was $480,000, an increase of $120,000 from 1995. The increase was reflective of the growth in the Corporation's loan portfolio.
     Net securities gains increased by $22,000 to $602,000. The gains largely resulted from sales of the Corporation's community bank stock holdings.
     During 1996 other income increased $296,000 or 14.7%. Trust department income increased $79,000 or 11.9%, due to a fee restructuring which was implemented at the beginning of the year. Service charges on deposit accounts increased $81,000 or 9.8% as a result of growth in the number of demand deposit accounts, the largest contributor of this type of income.
Other operating income increased during 1996 by $136,000 or 26.0% due in part to a higher level of gains realized on loan sales relative to 1995.
In addition, the increase was reflective of higher loan and deposit levels.
     Other expense increased $785,000 or 7.7% during 1996. Salaries and employee benefits costs increased $657,000 or 11.9% due to additions of management and staff related to expanding the branch network and enhancing the internal infrastructure to facilitate this larger network. Occupancy-related expenses increased $165,000 or 9.9% primarily due to additions and enhancements to the Corporation's branch facilities and investments in technology. During 1996, the Corporation incurred the minimum level of Federal Deposit Insurance Corporation (FDIC) insurance expense of $2,000.
This decrease of $293,000 or 99.3% from the prior year was due to a revision in premiums as part of the recapitalization of the Bank Insurance Fund by the FDIC in the third quarter of 1995. Other operating expenses increased $221,000 or 9.5% in 1996 due to the Corporation's expansion.

FINANCIAL CONDITION

     The Corporation's total assets were $406.4 million as of December 31, 1997, up $50.2 million or 14.1% from December 31, 1996. (Refer to Table 2.) This growth continued a trend resulting from the Corporation's market expansion activities. In 1997, though loan growth was once again strong at nearly 9%, deposits grew at a faster pace of 11%. As a result, the excess funding was used to increase the investment securities portfolio along with borrowings which supported specific investment strategies.

Table 2
TRENDS IN SOURCES AND USES OF FUNDS
(In Thousands, Except Percentages)
                                    December 31,             Change
                                  1997        1996         $       %
FUNDING SOURCES
     Deposits                   $329,951    $297,004    $32,947    11.1%
     Borrowed funds               37,885      24,300     13,585    55.9%
     Other liabilities             4,206       3,284        922    28.1%
     Shareholders'equity          34,314      31,541      2,773     8.8%
          TOTAL SOURCES         $406,356    $356,129    $50,227    14.1%

FUNDING USES
     Loans                      $274,567    $252,170    $22,397     8.9%
     Investment securities        97,641      76,102     21,539    28.3%
     Federal funds sold and
       short-term investments      5,694          72      5,622     N/M
     Other assets                 28,454      27,785        669     2.4%
          TOTAL USES            $406,356    $356,129   $ 50,227    14.1%

N/M - Not meaningful


Loans
     Loans outstanding increased by $22.9 million or 9.0% from year-end 1996 to year-end 1997, reaching $277.5 million. (Refer to Table 3.) It should be noted that this loan growth was net of loans sold of $12.6 million. The commercial and residential mortgage categories increased by $7.9 million and $17.7 million, respectively, while consumer loans decreased by $2.7 million. The continued development of the Corporation's recently opened facilities in Gettysburg, Littlestown and York as well as the relocation of an existing facility in Hanover supported the overall growth in the commercial and residential mortgage portfolios. Also contributing to these increases were proactive sales efforts, several loan promotion programs, as well as competitive pricing strategies. The decrease in the consumer category was the result of lower dealer loan activity spurred by slower automobile sales and increased competition in addition to the sale of the student loan portfolio.

Table 3
LOANS
(In Thousands, Except Percentages)
                                     December 31,          Change
                                    1997      1996        $      %
Commercial,
  financial and agricultural     $ 35,254   $ 31,991  $ 3,263   10.2%
Real estate-construction            5,666      3,775    1,891   50.1%
Real estate-commercial mortgage    34,216     29,563    4,653   15.7%
Real estate-residential mortgage  135,217    119,383   15,834   13.3%
Consumer                           67,122     69,861   (2,739)  (3.9)%
                                  277,475    254,573   22,902    9.0%
Allowance for loan losses          (2,908)    (2,403)    (505)  21.0%
                                 $274,567   $252,170  $22,397    8.9%


Investment Securities
     During 1997 investment securities increased $19.9 million or 26.5% and ended the year at $95.1 million, excluding the FASB 115 component. (Refer to Table 4.) This net activity reflects the trends in loans and deposits during 1997. As deposit growth outpaced loan growth during the year, excess funding became available and was deployed in the investment portfolio. In addition, this increase was the result of a transaction which funded approximately $10 million of investment securities with FHLB borrowings. Management viewed this transaction as an opportunity to generate additional net interest income and boost EPS and ROE without incurring significant interest rate risk. Much of the investment activity during 1997 was focused on mortgage-backed securities with variable interest rates or fixed rates with intermediate average lives. This emphasis, driven largely by rate risk management objectives, offset the short-term rate sensitive nature of the deposit base resulting from growth in the indexed money market account. At December 31, 1997, $13.2 million of mortgage-backed securities had variable rates of interest with repricing terms of 1 month to 3 years. The increase in the net unrealized gains on securities available-for-sale of $1.6 million from year-end 1996 to 1997 was a result of lower market interest rates and favorable bank stock valuations.
     The Corporation manages its investment portfolio in accordance with established policies which include guidelines for liquidity, earnings, rate sensitivity and pledging needs. These guidelines call for investment securities to be held with long-term objectives and do not allow for gains trading (selling investments prior to maturity to realize market appreciation, while continuing to hold securities with unrealized market losses). The guidelines do, however, permit prudent and reasonable sales of investments before their maturity dates to support interest rate risk and balance sheet management strategies, meet liquidity needs and carry out tax planning objectives. Most of the $16.4 million of sales executed in 1997 were for these purposes. The Corporation had no concentrations of investment securities in any single issuer that comprise 10% or more of shareholders' equity at December 31, 1997, with the exception of the U.S. Government and U.S. Government-sponsored agencies.
     Investment securities are accounted for under Financial Accounting Standards Board (FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Most of the holdings (approximately 95%) are classified as available-for-sale in order to maintain flexibility with respect to managing the portfolio. The remaining holdings are classified as held-to-maturity.

Table 4
INVESTMENT SECURITIES
(In Thousands, Except Percentages)
                                         December 31,          Change
                                       1997      1996        $        %
U.S. Treasury securities and
  obligations of the U.S.
  Government and its agencies        $23,566   $28,047   $(4,481)  (16.0)%
Obligations of states
  and political subdivisions          21,753    22,069      (316)   (1.4)%
Mortgage-backed securities            46,466    21,842    24,624   112.7%
     Total debt securities            91,785    71,958    19,827    27.6%
Equity securities                      3,353     3,238       115     3.6%
                                      95,138    75,196    19,942    26.5%
Net unrealized gains on
  securities available-for-sale        2,503       906     1,597   176.3%
                                     $97,641   $76,102   $21,539    28.3%

Deposits
     Deposits are the most important funding source and the primary support for the Corporation's growth. Total outstanding deposits were $330.0 million at December 31,1997, an increase of $32.9 million or 11.1% from 1996. (Refer to Table 5.) This overall growth was supported by the continued development of the Corporation's branch network. The increase in money market deposits was due to the growth in the new indexed money market account introduced in early 1997. This account grew to $34.0 million by year-end and, while it drew funds away from the Corporation's existing products, it was successful in generating new deposits of more than 50% of the year-end account balance. The increase in time deposits was largely due to a promotion which targeted longer-term CDs, in an effort to further manage the interest rate risk resulting from growth in the short-term rate sensitive account. The decrease in non-interest bearing demand deposits was due in part to a reclassification of certain program accounts to the interest bearing demand deposit category, in addition to the normal fluctuations in this category. The decrease in the savings category was due primarily to the shift in funds to the new money market account.

Table 5
DEPOSITS
(In Thousands, Except Percentages)
                                            December 31,         Change
                                           1997    1996         $      %
Non-interest bearing demand deposits   $ 28,383   $ 29,128  $  (745)  (2.6)%
Interest bearing demand deposits         32,413     28,413    4,000   14.1%
Savings deposits                         19,923     23,552   (3,629) (15.4)%
Money market deposits                    83,408     54,713   28,695   52.4%
Time deposits:
     CDs under $100,000                 152,503    142,891    9,612    6.7%
     CDs over $100,000                   13,321     18,307   (4,986) (27.2)%
                                       $329,951   $297,004  $32,947   11.1%

Borrowed Funds
     Total borrowed funds increased $13.6 million or 55.9% during 1997 to a level of $37.9 million at December 31, 1997. (refer to Table 6.) Most of this increase was due to the higher level of FHLB borrowings which were part of the investment transaction referred to earlier. The borrowings were predominately fixed rate advances with features which allow the FHLB to convert to a variable rate of interest. These features are described in greater detail in Note 7. FHLB borrowings have become an increasingly important source of funding for the Corporation. In addition to being a source for match-funding opportunities, they are used to manage the balance sheet, liquidity, and interest rate risk.

Table 6
BORROWED FUNDS
(In Thousands, Except Percentages)
                                 December 31,          Change
                                 1997    1996         $      %
Federal funds purchased     $   ---    $ 2,000   $(2,000)  (100.0)%
Securities sold under
  repurchase agreements       9,915      8,866     1,049     11.8%
FHLB borrowings              26,248     12,623    13,625    107.9%
Other                         1,722        811       911    112.3%
                            $37,885    $24,300   $13,585     55.9%

Capital and Dividends
     At December 31, 1997, total shareholders' equity was $34.3 million, an increase of $2.8 million or 8.8% from December 31, 1996. This change consisted of an increase of $1.7 million in capital stock, surplus and undivided profits (core equity) and an increase of $1.1 million in net unrealized gains on AFS securities (net of tax effects). The increase in the core equity was primarily the result of earnings retained offset by shares repurchased. The change in the net unrealized gains on AFS securities was due to the lower level of market interest rates at December 31, 1997 compared to December 31, 1996 as well as increased bank stock valuations.
     The Corporation has an ongoing strategic objective of maintaining a capital base which supports the pursuit of profitable business opportunities, provides resources to absorb the risks inherent in its activities and meets or exceeds all regulatory requirements. As reflected in Table 7, the Corporation continues to meet these objectives with strong year-end capital levels. The Bank remains above the regulatory minimums for "well capitalized". The decline in the ratios from 1996 reflects dividends to the holding company to support the stock repurchase program.
     During 1996, the Board of Directors approved a program to repurchase, in open market and privately negotiated transactions, up to 150,000 shares of its outstanding common stock. During the second quarter of 1997, the Corporation completed this program. The main goal of this buyback was to effectively deploy capital in an effort to increase shareholder value.
Since its inception, the resulting reduction in total capital and shares outstanding, in combination with increased earnings (after absorbing the "cost" of reducing the capital base) has translated into improved ROE and EPS. Management views these performance indicators as being two of the more important factors, under its control, that drive shareholder value. Based on this belief and the positive results achieved through the first program, the Board of Directors, after carefully evaluating the capital level necessary to satisfy the criteria described above, approved another program to repurchase up to 140,000 shares of common stock on April 18, 1997. As of December 31, 1997, 28,740 shares were repurchased under this program.
     The Corporation continued to increase dividends to its shareholders in 1997. Dividends per share for 1997, 1996 and 1995 were $.50, $.46 and
$.41, respectively. The resulting dividend payout ratios for the same periods were 38.7%, 38.8% and 35.8%. The dividend rate is determined by the Board of Directors after considering the Corporation's capital requirements and projected level of earnings.
     In addition to earnings retained, capital is generated through several other sources. The dividend reinvestment plan allows existing shareholders to reinvest their cash dividends and limited optional cash payments into shares of Hanover Bancorp, Inc. common stock. Capital is also raised through an employee stock purchase plan and through the Bank's defined contribution 401(k) plan. A total of $31,000, $57,000 and $35,000 was raised through these sources in 1997, 1996 and 1995, respectively.

Table 7
CAPITAL RATIOS

                                                    December 31,
                                              1997              1996
HANOVER BANCORP, INC.
 Tier 1 capital to risk-adjusted assets      12.47%             12.87%
 Total capital to risk-adjusted assets       13.58%             13.87%
 Leverage ratio                               8.19%              8.79%

BANK OF HANOVER AND TRUST COMPANY
 Tier 1 capital to risk-adjusted assets      10.82%             11.78%
 Total capital to risk-adjusted assets       11.93%             12.78%
 Leverage ratio                               7.09%              8.06%

RISK MANAGEMENT

Asset Quality
     The Corporation has policies and procedures designed to control credit risk and to maintain the quality of its loan portfolio. These include underwriting standards for new originations and ongoing monitoring and reporting of asset quality and adequacy of the allowancefor loan losses.
     The Corporation's commercial, consumer and residential mortgage loans are principally to borrowers within York and Adams Counties, Pennsylvania, where it operates full service branches. The commercial loan portfolio is well diversified with no industry comprising greater than 10% of total loans outstanding.
     Nonperforming assets include non-accrual and restructured loans, accruing loans past due 90 days or more and other real estate (ORE) and other repossessed assets. These loans are typically returned to performing status when the loan is brought current and has performed in accordance with contractual terms for a reasonable period of time.
     A loan generally is classified as non-accrual when full collection of principal or interest is doubtful and a loan becomes 90 days or more past due as to principal or interest, unless management determines that the estimated net realizable value of the collateral is sufficient to cover the principal and accrued interest. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged to the allowance for loan losses. A loan is considered restructured if the original interest rate, repayment terms or both were modified due to the deterioration in the financial condition of the borrower. Real estate loans are classified as ORE upon foreclosure proceedings, a receipt of a deed in lieu of foreclosure or an in-substance foreclosure involving actual possession of the collateral.
     Nonperforming assets at December 31, 1997 were $962,000, an increase of $420,000 from 1996. (Refer to Table 8.) Non-accrual loans and other real estate (ORE) and other repossessed assets increased by $293,000 and $140,000, respectively, while loans past due 90 days or more and restructured loans remained relatively constant. Nonperforming assets as a percent of loans increased from .21% in 1996 to .35% in 1997. Despite the increases year over year, the Corporation's nonperforming assets remain low relative to the loan base and compare favorably to peer statistics.
     Potential problem loans are defined as performing loans which have characteristics that cause management to have serious doubts as to the ability of the borrower to comply with present loan repayment terms and which may result in the reporting of these loans as nonperforming loans in the future. The Corporation's potential problem loans, or its "watchlist", consist primarily of commercial loans which are less than 90 days past due and still accruing. These loans are rated according to the probability that noncompliance may occur. Those loans that management feels the likelihood of future noncompliance is probable (as opposed to possible) are considered impaired under FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan". At December 31,
1997, total potential problem loans, as determined by the Corporation's internal loan review process, totaled $2.8 million, the same level as December 31, 1996. Of these amounts, $470,000 and $562,000 were considered impaired under FASB 114 at 1997 and 1996, respectively. Management constantly monitors the status of these loans and their likelihood of becoming nonperforming loans.

Table 8
NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS
(In Thousands)
                                                         December 31,
                                             1997    1996  1995  1994   1993
Non-accrual loans                            $331    $ 38  $ 10  $650   $484
Accruing loans past due 90 days or more       174     166    24    17     40
Restructured loans                            221     242   292   ---    ---
Other real estate and
 other repossessed assets                     236      96    46   115     67
TOTAL NONPERFORMING ASSETS                   $962    $542  $372  $782   $591

NON-ACCRUAL LOANS BY CATEGORY
 Commercial, financial and agricultural      $---    $---  $---  $479   $482
 Real estate-mortgage                         331      16   ---   141    ---
 Consumer                                     ---      22    10    30      2
                                             $331    $ 38  $ 10  $650   $484

PAST DUE LOANS BY CATEGORY
 Commercial, financial and agricultural      $---    $ 16  $---  $---   $---
 Real estate-mortgage                         153      65   ---     6     24
 Consumer                                      21      85    24    11     16
                                             $174    $166 $  24  $ 17  $  40
RESTRUCTURED LOANS BY CATEGORY
 Commercial, financial and agricultural      $---    $ 12  $ 13  $---   $---
 Real estate-mortgage                         221     230   279   ---    ---
                                             $221    $242  $292  $---   $---

                                                  December 31,
                                               1997   1996   1995
Non-accrual loans and restructured loans       $552   $280   $302
Interest income that would have been
 recorded under original terms                   48     28     29
Interest income recorded during the period       39     28     28
Interest lost for the year                        9      0      1



Allowance for Loan Losses
     The allowance for loan losses is maintained at a level believed adequate by management to absorb potential future losses in the portfolio. Management's methodology in evaluating the adequacy of the allowance considers potential specific losses, past loan loss experience, the volume, growth and composition of the loan portfolio and the current economic conditions and trends. Management believes that the allowance for loan losses is adequate to cover potential future losses within the overall portfolio. The allowance approximated 1.05% and .94% of total loans outstanding at December 31, 1997, and 1996, respectively. This statistic increased from year to year primarily as a result of the $250,000 special provision referred to earlier. With the loan growth the Corporation has experienced during the past few years, this ratio has fallen below the industry standard of 1.00%. This special provision was taken to raise the allowance above this standard and to bring the Corporation more in line with its peers. In terms of coverage, the allowance measured as a ratio of nonperforming assets was 302% and 443% for 1997 and 1996, respectively.
     Effective in 1995, the Corporation adopted FASB 114. This statement requires certain impaired loans to be reported at the present value of expected future cash flows, or as a practical expedient, at the loan's observable market price, or the fair value of the collateral if collateral-dependent. This standard applies to all loans that are identified as impaired. In addition, the statement addresses troubled debt restructurings involving a modification of terms. It does not apply to large groups of smaller balance homogeneous loans that are evaluated collectively such as consumer or residential mortgage loans. Generally, loans considered impaired under FASB 114 would be the Corporation's non-homogeneous, non-accrual loans and restructured loans. However, a loan may also be considered impaired under FASB 114 if it is currently performing according to its terms, but it is probable that the loan will not perform as such in the future.

     Each loan identified as impaired under FASB 114 is evaluated periodically to estimate any potential losses for which a specific reserve should be established. Since most of these loans are collateral-dependent, this estimate is normally based on a comparison of the most recent appraised value of the collateral and the recorded investment in the loan. If the collateral value is the lower amount of the two, the potential loss would be the difference between them.  If the loan is not collateral-dependent, the same procedure would be followed except that the present value of the
expected future cash flows would replace the collateral value.   In
addition to these specific individual reserves, allocated reserves are established for the commercial, mortgage and consumer portfolios. These allocations are based on the overall level of loans identified as problem or potential problem, past loan loss experience, adjusted for recent portfolio growth and economic trends. As a supplement to the specific individual and allocated reserves, an unallocated general reserve is also established. This unallocated portion is determined based on judgments regarding risk of error in specific allocations, other potential exposures in the loan portfolio, economic conditions and trends, and other factors.
At December 31, 1997, the unallocated portion of the allowance was determined to be $918,000 versus $695,000 at December 31, 1996.
     The allowance for loan losses is charged when management determines the prospects for recovering the principal have significantly diminished. Subsequent recoveries, if any, are credited to the allowance. Loans identified as impaired under FASB 114 are charged-off when management has concluded, after ongoing evaluation of the impaired loans, that repayment is unlikely. Installment loans that are 90 to 120 days past due are charged-off, unless current scheduled payments are being received. Real estate loans are written down to fair value upon the earlier of foreclosure proceedings, a receipt of a deed in lieu of foreclosure or an in-substance foreclosure involving actual possession of the collateral.
     In 1997, the Corporation realized net charge-offs of $405,000 in comparison to net charge-offs of $297,000 in 1996. (Refer to Table 9.).
The consumer portfolio was the source of this increase as net charge-offs grew from $209,000 in 1996 to $421,000 in 1997. This increase has been the result of growing delinquencies within the Corporation's consumer loan portfolio, which has been common to the industry. Net charge-offs to average loans outstanding during 1997 remained relatively low at .15% compared to .13% for 1996.

Table 9
Allowance For Loan Losses
 (In Thousands, Except Ratios)

                                             1997   1996    1995    1994    1993
Balance at beginning of year               $2,403  $2,220  $2,498  $2,254  $2,082
CHARGE-OFFS
 Commercial, financial and agricultural        72     119     575     156     389
 Real estate-mortgages                        ---     ---      65     ---      67
 Consumer                                     514     241     123     120     112
  TOTAL CHARGE-OFFS                           586     360     763     276     568

RECOVERIES
 Commercial, financial and agricultural        87      31       9     370      69
 Real estate-mortgages                          1     ---      92       2     ---
 Consumer                                      93      32      24      23      26
   TOTAL RECOVERIES                           181      63     125     395      95

NET CHARGE-OFFS (RECOVERIES)                  405     297     638    (119)    473

 Provision charged to operations              910     480     360     125     645

Balance at end of year                     $2,908  $2,403  $2,220  $2,498  $2,254

 Ratio of net charge-offs (recoveries)
   to average loans outstanding               .15%    .13%    .31%   (.07)%   .29%
 Ratio of allowance for loan losses
   to nonperforming assets                    302%    443%    597%    319%    381%

Liquidity
     Liquidity is the ability to meet funding requirements of customers' deposit withdrawals or credit needs at a reasonable cost. The
Corporation's Asset/Liability Management Committee (ALCO) has established policies and procedures to control its liquidity position and to provide for potential future needs.
     Maintaining a high percentage of "core" deposits is a fundamental component of managing the Corporation's liquidity position. Core deposits (all deposits except CDs of $100,000 or more) are generated through the community office network and represent a relatively stable source of funds. On December 31, 1997, 77.9% of total assets were funded by core deposits compared to 78.3% in 1996. At year-end 1997, CDs over $100,000 were 3.3% of total assets while they represented 5.1% of total assets at year-end
1996.
     In addition to maintaining a stable deposit base, the Corporation has access to a varied and high quality investment portfolio. This portfolio provides a consistent stream of cash flows and maturities to support liquidity needs. At December 31, 1997, $3.9 million of investment securities were scheduled to mature in 1 year or less, while principal payments on mortgage-backed securities averaged $420,000 per month during 1997. Loan portfolio repayments and maturities also provide funds for managing liquidity. In 1997, the Corporation received an average of approximately $6.9 million in loan repayments per month. In addition, the sale of portfolio loans provides an alternative for the management of liquidity. In 1997, $12.6 million of loans, mainly residential mortgage loans, were sold by the Corporation. Proceeds from these sales provided funding to meet customers' ongoing credit needs.
     The Corporation maintains short-term borrowing arrangements with several correspondent banks and the discount window at the Federal Reserve Bank of Philadelphia. In addition, it has access to the FHLB for permanent funding needs. Through these relationships, the Bank has available short-term funding of approximately $10 million and permanent funding of approximately $80 million.

Market Risk
     In January 1997, the Securities and Exchange Commission (SEC) issued new disclosure rules related to derivatives and exposures to market risk from derivative financial instruments, other financial instruments and certain derivative commodity instruments. These rules became effective for the Corporation's December 31, 1997 financial statements. Market risk includes interest rate risk, foreign currency exchange rate risk, commodity price risk and equity price risk. The new disclosure rules have two parts: quantitative and qualitative market risk disclosures outside the financial statements and accounting policy disclosures about derivatives in the notes to the financial statements. As further discussed within, the
Corporation's primary market risk is interest rate risk from its financial assets and liabilities. Derivatives are not presently utilized and thus the expanded policy disclosures are not applicable
     Interest rate risk is the exposure to fluctuations in the Corporation's current and future net interest income from movements in interest rates. This exposure results from differences between the amounts of interest earning assets and interest bearing liabilities that reprice within a specified time period.
     The primary objective of the Corporation's asset/liability management process is to maximize current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Management recognizes that a certain amount of interest rate risk is inherent and appropriate yet is not essential to the Corporation's profitability. Thus the goal of interest rate risk management is to strike a balance between risk and reward such that net interest income is maximized while risk is maintained at a tolerable level.
     The Corporation uses "gap" and simulation analysis for measuring interest rate risk. These methods allow management to regularly monitor both the direction and magnitude of the Corporation's risk exposure. The Corporation primarily uses the securities portfolio and FHLB advances to manage its interest rate risk position. Additionally, pricing, promotion and product development activities are directed in an effort to emphasize the term or repricing characteristics that best meet current interest rate
risk objectives.   At present, off-balance sheet instruments are not used
by the Corporation.
     Gap analysis assigns each interest earning asset and interest bearing liability to a time frame reflecting its next repricing or maturity date. Incorporated into this process are the trends in prepayments on loan balances and mortgage-backed securities. The difference between total interest-sensitive assets and liabilities at each time frame represents the interest sensitivity gap for that interval. A positive gap generally indicates that rising interest rates during a particular interval will increase net interest income, since more assets will reprice than liabilities. The opposite is true for a negative gap position. As can be seen by reference to this analysis in Table 10, the Corporation had a cumulative gap within one year at December 31, 1997 of positive $6.3
million and a rate sensitivity ratio of positive 1.55%.   At December 31,
1996, the Corporation had a positive gap of $2.2 million and a rate sensitivity ratio of positive .62%. This shift in the gap position from 1996 to 1997 was largely the result of an increase in anticipated prepayments on loans and mortgage-backed securities arising from the lower interest rate environment.

     Simulation analysis prospectively evaluates the effect of upward and downward changes in interest rates on net interest income. This process is largely dependent on the underlying assumptions. Key assumptions in the model include maturity and repricing characteristics of the financial assets and liabilities, prepayments on amortizing assets, other imbedded options, nonmaturity deposit sensitivity and loan and deposit growth and pricing. These assumptions are inherently uncertain due to the timing, magnitude and frequency of rate changes and changes in market conditions and management strategies, among other factors. In addition, the Corporation has not yet developed alternative prepayment or balance sheet growth assumptions for the various rate scenarios. Therefore the model cannot precisely estimate net interest income or predict the impact of higher or lower interest rates on net interest income. However, the model is useful in that it helps to quantify interest rate risk and it provides a relative gauge of the Corporation's interest rate risk position.
     Based on the results of the simulation model as of December 31, 1997, the Corporation would expect net interest income to decrease over the next twelve months by 3.1% assuming an immediate upward shift in market interest rates of 200 basis points, and to increase by .9% if rates shifted downward in the same manner. The more pronounced change in the upward scenario is primarily due to the Corporation's holdings of approximately
$18 million of convertible FHLB borrowings These borrowings contain features which allow the FHLB to convert them from fixed rate to variable rate after a specified time period. The model assumes that in the upward scenario the FHLB would exercise these options as soon as they become available. The conversion feature of these advances cannot be reflected in the gap analysis which is a key factor explaining why the gap shows a fairly neutral position while the simulation analysis indicates a more liability sensitive position.

Table 10
INTEREST RATE SENSITIVITY GAPS
(In Thousands, Except Ratios)
                                                       December 31, 1997

                                       0-30       31-90   91-364      1-5      Over 5
                                       Days       Days     Days      Years     Years
Loans                                $52,545   $17,394   $60,878   $123,257   $23,401
Investment securities:
 Taxable                               8,313     3,237    12,481     35,360    14,074
 Tax-exempt                              330       ---       390      1,798    19,155
Federal funds sold and other           5,694       ---       ---        ---       ---
 Interest earning assets              66,882    20,631    73,749    160,415    56,630

Interest bearing demand deposits         ---       ---       ---     25,931     6,482
Savings deposits                         ---       ---     1,060     11,318     7,545
Money market deposits                 33,971     5,086     3,164     34,600     6,587
Time deposits                         30,140    15,761    53,353     59,806     6,764
Other interest bearing liabilities    12,162        48       224     24,240     1,211
 Interest bearing liabilities         76,273    20,895    57,801    155,895    28,589

Rate sensitivity gap:
 Periodic gap                        $(9,391)  $  (264)  $15,948   $  4,520   $28,041
 Cumulative gap                      $(9,391)  $(9,655)  $ 6,293   $ 10,813   $38,854
Rate sensitivity ratio:
 Periodic ratio                        (2.31)%   (0.06)%    3.92%      1.11%     6.90%
 Cumulative ratio                      (2.31)%   (2.38)%    1.55%      2.66%     9.56%

REGULATORY ISSUES

     Congress is currently considering legislative reform centered on repealing the Glass-Steagall Act which prohibits commercial banks from engaging in the securities industry. The holding company structure would be regulated by the Federal Reserve Board, and its subsidiaries would be supervised by the applicable regulator based on their respective functions.

     From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restrictions on, the business of the Corporation and the Bank. It cannot be predicted whether such legislation will be adopted or, if adopted, how such legislation would affect the business of the Corporation and the Bank.
As a consequence of the extensive regulation of commercial banking activities in the United States, the Corporation's and the Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the cost of doing business. Except as specifically described above, management believes that the effect of the provisions of the aforementioned legislation on the liquidity, capital resources, and results of operations of the Corporation will be immaterial.
     Further, the business of the Corporation is also affected by the state of the financial services industry in general. As a result of legal and industry changes, management expects that the industry will continue to experience consolidations and mergers as the financial services industry strives for greater cost efficiencies and market share. Management believes that such consolidations and mergers may enhance its competitive position as a community bank.
     On September 30, 1996, the President signed into law the Deposit Insurance Funds Act of 1996 to recapitalize the Savings Association Insurance Fund
(SAIF) administered by the FDIC and to provide for repayment of the Financial Institution Collateral Obligation (FICO) bonds issued by the
United States Treasury Department. Pursuant to this legislation, the FDIC levied a one-time special assessment on SAIF deposits equal to 65.7 cents per $100 of the SAIF-assessable deposit base as of March 31, 1995.
     During the years 1997, 1998 and 1999, the average regular annual deposit insurance assessment is estimated to be about 1.29 cents per $100 of deposits for Bank Insurance Fund (BIF) deposits and 6.44 cents per $100 of deposits for SAIF deposits. Individual institution's assessments will continue to vary according to their capital and management ratings. As always, the FDIC will be able to raise the assessments as necessary to maintain the funds at their target capital ratios provided by law. After
1999, BIF and SAIF will share the FICO costs equally. Under current estimates, BIF and SAIF assessment bases would each be assessed at the rate of approximately 2.43 cents per $100 of deposits. The FICO bonds will mature in 2018-2019, ending the interest payment obligation.
     The law also provides that BIF and SAIF are to merge to form the Deposit Insurance Fund ("DIF") at the beginning of 1999, provided that there are no SAIF institutions in existence at that time. Merger of the Funds will require state laws to be amended in those states authorizing savings associations to eliminate that authorization (state chartered savings banks will not be affected). This provision reflects Congress's apparent intent to merge thrift and commercial bank charters by January 1999; however, no law has yet been enacted to achieve that purpose.
     The Act also provides regulatory relief to the financial services industry relative to environmental risks, frequency of examinations, and the simplification of forms and disclosures.
     The regulation increased the Corporation's FDIC insurance premium costs slightly in 1997. This law did not have, nor is expected to have, a material impact on the Corporation's liquidity, capital resources or results of operations.
     Management is not aware of any other current specific recommendations by regulatory authorities or proposed legislation, which if they were implemented, would have a material adverse effect upon the liquidity, capital resources or results of operations. However, the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, a negative impact on the Corporation's results of operations.
     During the first quarter of 1997 the FDIC completed a routine examination of the Bank including an assessment of asset quality. During 1996 the Pennsylvania State Department of Banking completed a similar examination of the Bank.

IMPACT OF YEAR 2000

    Many older computer programs were designed using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. This situation, known by many as the Year 2000 (Y2K) Issue, applies not only to the systems utilized by the Corporation but also to the systems utilized by creditors, vendors and suppliers of the Corporation.
    The Corporation has completed the awareness and initial assessment phases of a Year 2000 Issues project. The full assessment, renovation and validation phases are expected to be largely completed by December 31, 1998, which is prior to any anticipated impact on its operating systems.
The Corporation believes that with modifications to existing software and conversions to new software expected in the ordinary course of business, the Year 2000 Issue will not pose significant operational problems for its computer systems nor result in significant costs. However, if such modifications and conversions are not made, or are not completed in a timely manner, the Year 2000 Issue could have a material impact on the operations of the Corporation.
    The costs of the project and the date on which the Corporation believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

Table 11
COMPARATIVE AVERAGE BALANCE SHEETS AND NET INTEREST INCOME/MARGIN ANALYSIS
(In Thousands, Except Ratios)
                                                                           Year-Ended December 31,
                                                       1997                         1996                         1995
                                          Average             Average  Average             Average   Average             Average
                                          Balance    Interest  Rate    Balance    Interest  Rate     Balance   Interest   Rate
ASSETS
INTEREST EARNING ASSETS
  Loans  (1) (2)                          $265,293   $22,856   8.62%   $232,643   $20,111   8.64%   $205,970   $18,063   8.77%
  Investment securities:
   Taxable                                  61,089     3,839   6.28%     52,702     3,179   6.03%     65,881     3,945   5.99%
   Tax-exempt (2)                           19,882     1,809   9.10%     21,682     2,017   9.30%     25,721     2,444   9.50%
  Federal funds sold and other assets        9,286       518   5.58%     16,754       903   5.39%      6,776       405   5.98%
   TOTAL INTEREST EARNING ASSETS           355,550    29,022   8.16%    323,781    26,210   8.09%    304,348    24,857   8.17%

NON-INTEREST EARNING ASSETS
  Cash and due from banks                   10,953                       10,404                        9,473
  Premises and equipment                     7,045                        6,579                        5,276
  Other assets                               6,593                        5,704                        5,483
  Allowance for loan losses                 (2,537)                      (2,322)                      (2,631)
   TOTAL ASSETS                           $377,604                     $344,146                     $321,949
LIABILITIES AND SHAREHOLDERS' EQUITY
INTEREST BEARING LIABILITIES
  Demand deposits                          $29,062       386   1.33%   $ 27,726       416   1.50%   $ 25,686       499   1.94%
  Savings deposits                          22,346       456   2.04%     25,943       544   2.10%     28,378       724   2.55%
  Money market deposits                     70,577     2,377   3.37%     53,845     1,505   2.80%     51,455     1,499   2.91%
  Time deposits                            163,107     9,119   5.59%    154,489     8,577   5.55%    134,436     7,351   5.47%
  Borrowed funds                            27,959     1,603   5.73%     19,794     1,106   5.59%     23,830     1,336   5.61%
       TOTAL INTEREST BEARING LIABILITIES  313,051    13,941   4.45%    281,797    12,148   4.31%    263,785    11,409   4.33%
NON-INTEREST BEARING LIABILITIES
       Demand deposits                      27,994                       26,892                       24,502
       Other liabilities                     3,943                        3,547                        3,060
   TOTAL LIABILITIES                       344,988                      312,236                      291,347
SHAREHOLDERS' EQUITY                        32,616                       31,910                       30,602
   TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY                 $377,604                     $344,146                     $321,949
NET INTEREST SPREAD                                            3.71%                        3.78%                        3.84%
NET INTEREST INCOME (FTE)/
  NET INTEREST MARGIN                                 15,081   4.24%               14,062   4.34%               13,448   4.42%
Taxable-equivalent adjustment  (2)                      (703)                        (790)                        (965)
NET INTEREST INCOME PER FINANCIAL
  STATEMENTS                                         $14,378                      $13,272                      $12,483

(1)  Non-accrual loans have been included within this category.
(2)  The taxable-equivalent adjustment for tax-exempt assets has been computed assuming  tax rate of 34% for 1997, 1996 and 1995.

COMMON STOCK MARKET PRICES AND DIVIDENDS
     As of February 28, 1998, the approximate number of shareholders of record of the Corporation's common stock was 1,524. The accompanying table sets forth the range of bid-asked prices for the common stock and dividends declared by Hanover Bancorp, Inc. during the most recent eight quarters ended December 31, 1997. The bid price for Hanover Bancorp, Inc. common stock for the period indicated here represents inter-dealer prices without adjustment for retail mark-up, mark-down or commission and does not necessarily represent actual transactions.

BID-ASKED PRICES FOR COMMON STOCK AND DIVIDENDS DECLARED
                                 1997                      1996
                        Stock Price     Cash     Stock Price     Cash
                           Range      Dividend      Range      Dividend
QUARTER ENDED
  March 31            $17.00 - $18.50  $0.12   $18.00 - $19.25  $0.11
  June 30              17.00 -  17.88   0.12    18.13 -  19.13   0.11
  September 30         17.13 -  22.50   0.13    18.25 -  19.00   0.12
  December 31          21.25 -  24.00   0.13    18.00 -  19.00   0.12

     The Corporation expects to continue its policy of paying regular quarterly dividends although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition. The Corporation has no restrictions affecting the payment of dividends except those presented in Note 13 of the Notes to Consolidated Financial Statements.

     Hanover Bancorp, Inc. is quoted under the symbol "HOVB" on the O.T.C. Electronic Bulletin Board, an automated quotation service, made available through, and governed by, the NASDAQ system. Hanover Bancorp, Inc. common stock trades in the local over-the-counter market and current price information is available from account executives at most brokerage firms as well as the following firms which are designated market makers of Hanover Bancorp, Inc.'s common stock:

F.J. Morrissey & Co., Inc.
1700 Market Street
Suite 1420
Philadelphia, PA 19102
(800) 842-8928

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

Ryan, Beck & Company
3 Parkway
Philadelphia, PA 19102
(800) 223-8969 in PA
(215) 568-4433 elsewhere

REPORT OF INDEPENDENT AUDITORS AND INFORMATION FOR SHAREHOLDERS

REPORT OF INDEPENDENT AUDITORS

THE SHAREHOLDERS AND BOARD OF DIRECTORS
HANOVER BANCORP, INC.

     We have audited the accompanying consolidated balance sheets of Hanover Bancorp, Inc. and its wholly-owned subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanover Bancorp, Inc. and its wholly-owned subsidiary at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                     /s/ Ernst & Young LLP
Harrisburg, Pennsylvania
January 22, 1998


INFORMATION FOR SHAREHOLDERS

Dividend Reinvestment and Stock Purchase Plan
     Hanover Bancorp, Inc. offers a dividend reinvestment program whereby all shareholders of record may reinvest their dividends into additional shares of the Corporation. Information concerning this optional program is available by contacting Hanover Bancorp, Inc., 33 Carlisle Street, Hanover, Pennsylvania 17331.

Annual Meeting
     The Annual Meeting of the Shareholders of Hanover Bancorp, Inc. is scheduled to be held April 21, 1998, at 9:30 a.m. at the Hanover Country Club located on Lincolnway East, Abbottstown, Pennsylvania.

Copies of 10-K
     Copies of Hanover Bancorp, Inc.'s Form 10-K or additional copies of the Annual Report may be obtained without charge upon written request to Gerald
M. Warner, Secretary/Assistant Treasurer, Hanover Bancorp, Inc., 33
Carlisle Street, Hanover, Pennsylvania 17331. In addition, the Securities and Exchange Commission (SEC) maintains a web site which makes available information pertaining to registrants whom file electronically with the SEC. As such, Hanover Bancorp, Inc. filings, including Form 10K, can be obtained from the SEC web site at http: // www.sec.gov.

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Per Share Data)

                                                                            December 31,
                                                                         1997         1996
ASSETS
 Cash and due from banks                                               $15,643     $ 15,955
 Federal funds sold                                                      4,075          ---
  Cash and cash equivalents                                             19,718       15,955
 Interest bearing deposits with other banks                                 23           72
 Short-term investments                                                  1,596          ---
 Investment securities:
  Available-for-sale                                                    94,814       72,005
  Held-to-maturity (market value--$2,868 and $4,087, respectively)       2,827        4,097
                                                                        97,641       76,102
 Loans:
  Commercial, financial and agricultural                                35,254       31,991
  Real estate-construction                                               5,666        3,775
  Real estate-commercial mortgage                                       34,216       29,563
  Real estate-residential mortgage                                     135,217      119,383
  Consumer                                                              67,122       69,861
                                                                       277,475      254,573
 Less: Allowance for loan losses                                        (2,908)      (2,403)
  Net loans                                                            274,567      252,170
 Premises and equipment                                                  7,016        7,075
 Accrued interest receivable                                             2,644        2,348
 Other assets                                                            3,151        2,407
               TOTAL ASSETS                                           $406,356     $356,129

LIABILITIES AND SHAREHOLDERS' EQUITY
 Deposits:
  Non-interest bearing                                                $ 28,383     $ 29,128
  Interest bearing                                                     301,568      267,876
                                                                       329,951      297,004
 Borrowed funds:
  Short-term                                                            12,433       13,052
  Long-term                                                             25,452       11,248
                                                                        37,885       24,300
 Accrued interest payable                                                2,334        2,116
 Other liabilities                                                       1,490          811
 Dividends payable                                                         382          357
        TOTAL LIABILITIES
                                                                       372,042      324,588
 Shareholders' equity:
  Preferred stock, $2.50 par value; authorized, 2,000,000 shares;
   no shares issued or outstanding                                         ---          ---
  Common stock, $1.11 par value; authorized, 6,750,000 shares;
   issued and outstanding: 1997-2,933,965 shares;
   1996-2,969,441 shares                                                 3,257        3,296
  Surplus                                                               18,687       18,659
  Net unrealized gains on securities available-for-sale,
   net  of tax effects                                                   1,652          598
  Retained earnings                                                     10,718        8,988
           TOTAL SHAREHOLDERS' EQUITY                                   34,314       31,541
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $406,356     $356,129

 BOOK VALUE PER SHARE                                                 $  11.70     $  10.62

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Data)
                                            Year-Ended December 31,
                                             1997    1996     1995
INTEREST INCOME
  Interest and fees on loans               $22,768  $20,007  $17,929
  Interest on federal funds sold               370      707      346
  Interest on short-term investments           148      196       59
  Investment securities:
       Taxable                               3,839    3,179    3,945
       Tax-exempt                            1,194    1,331    1,613
                                             5,033    4,510    5,558
    TOTAL INTEREST INCOME                   28,319   25,420   23,892
INTEREST EXPENSE
  Interest on deposits                      12,338   11,042   10,073
  Interest on borrowed funds                 1,603    1,106    1,336
    TOTAL INTEREST EXPENSE                  13,941   12,148   11,409
    NET INTEREST INCOME                     14,378   13,272   12,483

PROVISION FOR LOAN LOSSES                      910      480      360
    NET INTEREST INCOME AFTER PROVISION
      FOR LOAN LOSSES                       13,468   12,792   12,123

NET SECURITIES GAINS                           670      602      580

OTHER INCOME
  Trust department income                      751      742      663
  Service charges on deposit accounts        1,085      908      827
  Other operating income                       753      660      524
    TOTAL OTHER INCOME                       2,589    2,310    2,014

OTHER EXPENSE
  Salaries                                   5,198    5,075    4,498
  Pensions and other employee benefits       1,029    1,084    1,004
  Occupancy expense                            942      927      798
  Equipment expense                          1,009      906      870
  Marketing and advertising                    485      451      416
  FDIC insurance                                38        2      295
  Other operating expense                    2,848    2,541    2,320
    TOTAL OTHER EXPENSE                     11,549   10,986   10,201
    INCOME BEFORE INCOME TAXES               5,178    4,718    4,516

INCOME TAXES                                 1,371    1,138      960

       NET INCOME                          $ 3,807  $ 3,580  $ 3,556

PER SHARE DATA
    Net income-basic and diluted           $  1.29  $  1.18  $  1.14
    Cash dividends declared                    .50      .46      .41


See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousands, Except Shares and Per Share Data)
                                                                                  Unrealized
                                                                 Common            Gains and  Retained
                                                                  Stock   Surplus    Losses   Earnings   Total
Balance, January 1, 1995                                         $3,458   $18,573   $(1,432)   $6,966   $27,565

Net income for 1995                                                 ---       ---       ---     3,556     3,556
Cash dividends:
 $0.41 per share                                                    ---       ---       ---    (1,274)   (1,274)
Cash paid in lieu of fractional shares and other                    (11)      ---       ---         5        (6)
Issue of common stock:
 2,044 shares at an average price of $16.85 per share                 2        33       ---       ---        35
Net adjustment to net unrealized gains (losses) on securities
 available-for-sale, net of tax effects of $1,538                   ---       ---     2,986       ---     2,986

Balance, December 31, 1995                                        3,449    18,606     1,554     9,253    32,862

Net income for 1996                                                 ---       ---       ---     3,580     3,580
Cash dividends:
 $0.46 per share                                                    ---       ---       ---    (1,390)   (1,390)
Issue of common stock:
 3,435 shares at an average price of $16.71 per share                 4        53       ---       ---        57
Repurchase and retirement of common stock:
 141,312 shares at an average price of $18.48 per share            (157)      ---       ---    (2,455)   (2,612)
Net adjustment to net unrealized gains (losses) on securities
 available-for-sale, net of tax effects of $492                     ---       ---      (956)      ---      (956)

Balance, December 31, 1996                                        3,296    18,659       598     8,988    31,541

Net income for 1997                                                 ---       ---       ---     3,807     3,807
Cash dividends:
 $0.50 per share       .                                            ---       ---       ---    (1,472)   (1,472)
Issue of common stock:
 1,952 shares at an average price of $15.78 per share                 3        28       ---       ---        31
Repurchase and retirement of common stock:
 37,428 shares at an average price of $17.29 per share              (42)      ---       ---      (605)     (647)
Net adjustment to net unrealized gains (losses) on securities
 available-for-sale, net of tax effects of $543                     ---       ---     1,054       ---     1,054

Balance, December 31, 1997                                       $3,257   $18,687    $1,652   $10,718   $34,314

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)
                                                                              Year-Ended December 31,
                                                                             1997      1996       1995
OPERATING ACTIVITIES
 Net income                                                              $  3,807   $  3,580   $  3,556
 Adjustments to reconcile net income to
   net cash provided by operating activities:
   Provision for loan losses                                                  910        480        360
   Provision for depreciation and amortization                                883        776        673
   Net securities gains                                                      (670)      (602)      (580)
   (Increase) decrease in net deferred tax assets                             (27)      (166)       206
   (Increase) decrease in interest receivable                                (296)         7       (188)
   Increase in interest payable                                               218        243        647
   (Increase) decrease in other assets                                       (905)       (62)       240
   Increase (decrease) in other liabilities                                   135        249       (223)
   Increase (decrease) in accrued taxes                                       189       (143)      (136)
     NET CASH PROVIDED BY OPERATING ACTIVITIES                              4,244      4,362      4,555

INVESTING ACTIVITIES
 Increase in loans                                                        (35,877)   (50,891)   (33,746)
 Proceeds from loan sales                                                  12,570      9,890     11,635
 Proceeds from sale of available-for-sale investment securities            16,420     40,230     21,860
 Proceeds from maturities of investment securities                          8,288     12,279     23,966
 Purchases of investment securities                                       (43,980)   (37,526)   (36,838)
 Proceeds from maturities of short-term investments                        32,000     40,928      7,503
 Purchases of short-term investments                                      (33,547)   (34,114)   (14,367)
 Purchases of premises and equipment                                         (824)    (2,045)    (1,247)
     NET CASH USED IN INVESTING ACTIVITIES                                (44,950)   (21,249)   (21,234)

FINANCING ACTIVITIES
 Net increase (decrease) in demand, savings and money market deposits      28,321      6,983     (1,408)
 Net increase in time deposits                                              4,626     11,787     27,890
 Net increase (decrease) in borrowed funds                                 13,585      1,347     (3,483)
 Cash dividends paid                                                       (1,447)    (1,375)    (1,243)
 Cash paid in lieu of fractional shares                                       ---        ---         (6)
 Proceeds from issuance of common stock                                        31         57         35
 Repurchase and retirement of common stock                                   (647)    (2,612)       ---
     NET CASH PROVIDED BY FINANCING ACTIVITIES                             44,469     16,187     21,785

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            3,763       (700)     5,106

Cash and cash equivalents at beginning of year                             15,955     16,655     11,549

CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $19,718   $ 15,955   $ 16,655

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997
NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles Of Consolidation: The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Bank of Hanover and Trust Company. All significant intercompany transactions and accounts have been eliminated.

Investment Securities: The Corporation accounts for its investment securities under Financial Accounting Standards Board (FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity
Securities". Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Corporation has the ability and positive intent to hold the securities to maturity. Securities held-to-maturity are carried at cost and adjusted for amortization of premiums and accretion of discounts. Declines in value judged to be other than temporary are included in net securities gains (losses).
     Debt securities not classified as held-to-maturity and equity securities are classified as available-for-sale. Securities available-for-sale are stated at fair value, with the net unrealized gains and losses reported as a separate component of shareholders' equity, net of tax effect. The cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts. Realized gains and losses on securities available-for-sale and declines in value judged to be other than temporary are included in net securities gains (losses). The decision to sell such securities is based on management's assessment of changes in economic or financial market conditions, interest rate risk and the Corporation's financial position and liquidity.
     Interest and dividends are included in interest income from investments. Premiums are amortized to call and discounts are accreted to maturity under the interest method except for mortgage-backed securities where the recognition period is based on the estimated lives. Such amortization and accretion is included in interest income from investments. The cost of securities sold is determined principally under the specific identification method.

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

Allowance For Loan Losses: Management maintains the allowance at a level believed adequate to absorb potential losses in the portfolio. Factors considered in evaluating the adequacy of the allowance include potential specific losses, past loan loss experience, the volume, growth and composition of the loan portfolio and the current economic conditions and trends. The allowance is increased by provisions charged to operations and reduced by net charge-offs.
     The Corporation accounts for impaired loans pursuant to the provisions of FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan", and FASB Statement No. 118, "Accounting by Creditors for Impairment--Income Recognition and Disclosures". Under FASB 114, the allowance for credit losses related to loans that are identified for evaluation in accordance with this standard is based on the discounted cash flows using the loans initial effective interest rate or the fair value of
the collateral for certain collateral-dependent loans.   FASB 118
prescribes how a creditor should report income on impaired loans and clarifies FASB 114's disclosure requirements. In accordance with FASB
118, the Corporation will continue to recognize interest income as described in the loans section above.

Premises And Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization, which is computed on the straight-line method.

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

Cash Flow Information: For purposes of the statements of cash flows, the Corporation considers cash and due from banks and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods.
     Cash paid for interest and income taxes was $13,723,000 and $1,444,000, respectively, during the year-ended December 31, 1997; $11,905,000 and $1,217,000, respectively, during the year-ended December 31, 1996; and $10,762,000 and $1,322,000, respectively, during the year-ended December
31, 1995.
     The increase in net unrealized gains on available-for-sale securities of $1,054,000 (net of $543,000 in deferred tax effects) during the period ended December 31, 1997, the decrease of $956,000 (net of $492,000 in deferred tax effects) during the period ended December 31, 1996 and the increase of $2,986,000 (net of $1,538,000 in deferred tax effects) during the period ended December 31, 1995 are non-cash transactions for purposes of the statements of cash flows.

Reclassifications: Certain reclassifications have been made to the 1995 financial statements and accompanying notes to conform with the 1997 and 1996 presentation.

NOTE 2--RESTRICTIONS ON CASH AND DUE FROM BANK BALANCES

     The banking subsidiary is required to maintain reserve balances with the Federal Reserve Bank. The average amount of those balances for the year-ended December 31, 1997, approximated $3,777,000.

NOTE 3--INVESTMENT SECURITIES

     The following is a summary of the investment portfolio by respective security category ((In Thousands):

                                                     December 31, 1997

                                                  Gross     Gross    Estimated
                                    Amortized  Unrealized Unrealized   Market
                                      Cost        Gains     Losses     Value
AVAILABLE-FOR-SALE SECURITIES
  U.S. Treasury securities
   and obligations of the U.S.
   Government and its agencies       $23,566     $  107     $ (15)     $23,658
  Obligations of states and
   political subdivisions             19,231        883       ---       20,114
  Mortgage-backed securities          46,161        436       (44)      46,553
   Total debt securities              88,958      1,426       (59)      90,325
  Equity securities                    3,353      1,136       ---        4,489
   TOTAL AVAILABLE-
   FOR-SALE SECURITIES               $92,311     $2,562     $ (59)     $94,814


HELD-TO-MATURITY SECURITIES
  Obligations of states and
   political subdivisions            $ 2,522     $   48     $ ---      $ 2,570
  Mortgage-backed securities             305        ---        (7)         298
   TOTAL HELD-TO-
   MATURITY SECURITIES               $ 2,827     $   48     $  (7)     $ 2,868

                                                   December 31, 1996

                                                   Gross     Gross    Estimated
                                     Amortized   Unrealized Unrealized Market
                                       Cost        Gains     Losses     Value
AVAILABLE-FOR-SALE SECURITIES
  U.S. Treasury securities
   and obligations of the U.S.
   Government and its agencies       $28,047     $   89     $(214)     $27,922
  Obligations of states and
   political subdivisions             18,582        611       (45)      19,148
  Mortgage-backed securities          21,232        135      (210)      21,157
  Total debt securities               67,861        835      (469)      68,227
  Equity securities                    3,238        543        (3)       3,778
   TOTAL AVAILABLE-FOR-
   SALE SECURITIES                   $71,099     $1,378     $(472)     $72,005


HELD-TO-MATURITY SECURITIES
  Obligations of states and
   political subdivisions            $ 3,487     $   27     $ (13)     $ 3,501
  Mortgage-backed securities             610        ---       (24)         586
   TOTAL HELD-TO-
           MATURITY SECURITIES        $4,097     $   27     $ (37)     $ 4,087

     The amortized cost and estimated market value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. (In Thousands)

                                                              Estimated
                                                   Amortized   Market
                                                      Cost      Value
AVAILABLE-FOR-SALE
  Due in one year or less                         $  3,706     $ 3,713
  Due after one year through five years             18,378      18,508
  Due after five years through ten years             5,787       5,807
  Due after ten years                               14,926      15,744
                                                    42,797      43,772
  Mortgage-backed securities                        46,161      46,553
  Equity securities                                  3,353       4,489
                                                   $92,311     $94,814



HELD-TO-MATURITY
  Due in one year or less                          $    80     $    80
  Due after one year through five years                ---         ---
  Due after five years through ten years               340         343
  Due after ten years                                2,102       2,147
                                                     2,522       2,570
  Mortgage-backed securities                           305         298
                                                   $ 2,827     $ 2,868

     Proceeds from the sale of investments in debt and equity
securities during 1997, 1996 and 1995 were $16,420,000, $40,230,000 and
$21,860,000, respectively. Gross gains realized on these sales were $882,000, $970,000 and $628,000, respectively. Gross losses realized on
these sales were $212,000, $368,000 and $48,000, respectively.   Net
unrealized gains on securities available-for-sale, net of the related deferred tax effects, included as a separate component of shareholders' equity, were $1,652,000 at December 31, 1997 and $598,000 at December 31, 1996.
     Securities having a carrying value of $40,667,000 at December 31, 1997, and $46,311,000 at December 31, 1996 were pledged to secure public deposits, repurchase agreements and other purposes required by law.

NOTE 4--ALLOWANCE FOR LOAN LOSSES

      Transactions in the allowance for loan losses were as follows (In Thousands):
                                     1997     1996    1995
Balance at beginning of year       $2,403   $2,220   $2,498
Recoveries on loans                   181       63      125
Provision charged to operations       910      480      360
Loans charged-off                    (586)    (360)    (763)
Balance at end of year             $2,908   $2,403   $2,220

     The following table provides information relating to the Corporation's impaired loans (In Thousands) :
                                               December 31,
                                               1997    1996
Impaired loans with no related
 allowance due to write-downs                  $470    $562
Impaired loans with no related
    allowance necessary                         412     242
   Recorded investment in impaired loans       $882    $804

Impaired loans on non-accrual status           $191    $---

Allowance related to impaired loans            $---    $---

Average recorded investment in impaired
 loans during the period                       $759    $887

Related amount of interest income
 recognized on impaired loans                  $ 69    $ 81

Amount of interest income on
 impaired loans using the cash
 basis method of accounting                    $---    $  1

NOTE 5--PREMISES AND EQUIPMENT

     Premises and equipment includes the following at December 31   (In Thousands):
                                                      1997      1996
  Premises                                          $ 6,624    $6,609
  Equipment                                           6,089     5,692
                                                     12,713    12,301
  Less accumulated depreciation and amortization     (5,697)   (5,226)
                                                    $ 7,016    $7,075

     The Corporation recognized depreciation and amortization expense of $883,000, $776,000 and $673,000 for 1997, 1996 and 1995, respectively.
     The Corporation and its subsidiary occupy certain facilities under lease arrangements and lease certain equipment. Rentals amounted to $295,000, $369,000 and $391,000 in 1997, 1996 and 1995, respectively. Minimum annual rental commitments at December 31, 1997, under noncancelable leases, principally for real estate and equipment, are payable as follows (In Thousands):

                                         Annual Rental
                                           Payments
  1998                                     $  249
  1999                                        262
  2000                                        238
  2001                                        242
  2002                                        233
  2003 and thereafter                       2,231
   Total minimum lease payments            $3,455

NOTE 6--SHORT-TERM BORROWINGS

     Short-term borrowings and rates outstanding at December 31, 1997 and
1996 are summarized as follows
 (In Thousands, Except Percentages):
                                                        1997                1996
Federal funds purchased                         $    ---     ---     $ 2,000    5.00%
Securities sold under repurchase agreements        9,915    4.87%      8,866    4.84%
FHLB borrowings                                      796    5.94%      1,375    5.62%
Other                                              1,722    4.59%        811    5.16%
                                                $ 12,433    4.90%    $13,052    4.97%

     The securities sold under repurchase agreements were U.S. Treasury and agency securities which were maintained under the Corporation's control.

NOTE 7--LONG-TERM BORROWINGS

     The Bank utilizes the services of the Federal Home Loan Bank of Pittsburgh
(FHLB) by periodically borrowing funds to manage interest rate risk and to provide match funding for specific loan and investment activities. The advances are fully collateralized as specified by the FHLB. Qualifying collateral includes U.S. Treasury, agency and mortgage-backed securities and residential real estate loans. These advances are subject to restrictions or penalties related to prepayment.
     The Corporation paid $1,059,000 in interest on long-term borrowings during 1997, $511,000 in 1996 and $673,000 in 1995.
     Included in long-term borrowings at December 31, 1997, was $2.8 million of amortizing advances with remaining amortization periods ranging from 63 to 153 months and final maturities through 2003. Also, $18.0 million of advances had conversion features whereby the FHLB may convert the advances to variable rates with subsequent quarterly resets. Upon conversion, the Corporation has the option of putting the advances back to the FHLB. The conversion features extend between 3 and 15 months from December 31, 1997, and the advances have final maturities through 2002. At December 31, 1997, all advances had fixed rates of interest.

     The following table presents the annual maturities and weighted average rates of long-term borrowings at December 31, 1997
(In Thousands):
                                    Annual      Weighted
                                  Maturities  Average Rate
  1999                            $ 1,317        7.31%
  2000                                948        6.98%
  2001                              3,820        6.24%
  2002                             18,152        5.88%
  2003 and thereafter               1,215        6.74%
                                  $25,452        6.09%

NOTE 8--SHAREHOLDERS' EQUITY

     On January 20, 1995, the Board of Directors declared a 3 for 2 stock split payable April 1, 1995, to shareholders of record March 15, 1995. Related to this split, the Board of Directors also approved an amendment to the Articles of Incorporation on January 20, 1995 to increase the number of authorized shares of common stock from 4,500,000 shares to 6,750,000 shares and to reduce the par value per share from $1.67 to $1.11. All per share data was retroactively adjusted to reflect these actions.
     The Corporation maintains a dividend reinvestment plan which allows existing shareholders to reinvest cash dividends into additional shares of the Corporation's common stock. The Corporation has reserved 130,000 shares of common stock for issuance under this plan. As of December 31, 1997, 105,075 shares were available.
     The Bank offers shares of the Corporation's stock as one of several investment options in its defined contribution 401(k) plan. The
Corporation has reserved 25,000 shares of common stock for issuance to participants in the 401(k) plan. As of December 31, 1997, 21,045 shares were available.
     The Corporation also maintains an employee stock purchase plan. This plan is intended to encourage employees of the Corporation and its subsidiary to acquire a stake in the future of the Corporation. The plan provides for the purchase of stock at 90% of the fair market value. The Corporation has reserved 47,250 shares of common stock for issuance under the plan. As of December 31, 1997, 39,801 shares were available.
    The Corporation adopted an omnibus stock plan effective January 15, 1993. This plan is intended to provide incentive compensation opportunities for selected officers and key employees of the Corporation and its subsidiary. The Corporation has reserved 189,000 shares of common stock for issuance pursuant to awards under this plan which must be granted within ten years from the effective date. As of December 31, 1997, 115,836 shares were available for the granting of additional awards. To date, only awards of incentive stock options have been made from the plan.

     Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock Based Compensation", became effective in 1996.
This statement encourages companies to recognize compensation expense for stock-based awards based on their fair value. The statement allows companies to continue to follow the existing intrinsic value method under Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees", with the requirement that disclosures be provided which present pro forma net income and earnings per share, had the new fair value method been used. The Corporation has elected to continue to follow APB 25 to account for its employee stock purchase plan and employee stock purchase plan and employee stock options. No compensation expense was recognized under APB 25 for these plans.
     The pro forma compensation expense for employee stock options under the fair value method was determined with the aid of a Black-Scholes option
pricing model.   This option pricing model, like other models, requires the input of subjective assumptions. The weighted-average assumptions for 1997, 1996 and 1995, respectively, were: risk free interest rates of 5.77%, 6.25% and 5.76%; dividend yields of 2.30%, 2.57% and 2.34%; volatility factors of .134, .132 and .147; and a weighted average expected life of ten years.
     For purposes of pro forma disclosures, the discount related to the shares issued is considered compensation expense, whereas the estimated fair value of the options is amortized to expense over the options' vesting period. Furthermore, these disclosures are required to be applied prospectively from 1995. Therefore, the initial impact on pro forma net income may not be representative of future compensation expense since the impact of option awards prior to 1995 are not considered.

     The Corporation's pro forma information for the years-ended December 31, is as follows (In Thousands, Except Per Share Data):

                                                       1997     1996      1995
Pro forma net income                                  $3,762   $3,551    $3,555
Pro forma net income per share - basic and diluted    $ 1.28   $ 1.17    $ 1.14

     A summary of the Corporation's stock option activity, and related information is as follows:
                                             1997              1996             1995
                                               Weighted-         Weighted-        Weighted-
                                                Average           Average          Average
                                                Exercise         Exercise          Exercise
                                       Options   Price   Options   Price   Options   Price
Outstanding at beginning of year       46,108   $18.92   46,820   $18.97   24,438   $19.17
Granted                                31,962    22.33    5,280    18.52   22,382    18.76
Exercised                                 ---      ---      ---      ---      ---      ---
Forfeited                              (4,906)   18.97   (5,992)   18.97      ---      ---

Outstanding at end of year             73,164   $20.41   46,108   $18.92   46,820   $18.97

Exercisable at end of year             18,670   $19.17      ---               ---
Weighted-average fair value of
  options granted during the year     $  5.80           $  4.73           $  4.91

     Options granted under the plan have ten-year terms and vest and become fully exercisable at the end of three years of continued employment. Exercise prices for options outstanding as of December 31, 1997 ranged from $18.50 to $22.75. The weighted average remaining contractual life of those options is 8.37 years.

     The following table sets forth capital ratios for the Corporation and its bank subsidiary:
                                                1997        1996
HANOVER BANCORP, INC.
  Tier 1 capital to risk-adjusted assets       12.47%      12.87%
  Total capital to risk-adjusted assets        13.58%      13.87%
  Leverage ratio                                8.19%       8.79%

BANK OF HANOVER AND TRUST COMPANY
  Tier 1 capital to risk-adjusted assets       10.82%      11.78%
  Total capital to risk-adjusted assets        11.93%      12.78%
  Leverage ratio                                7.09%       8.06%

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") created a framework for supervisory actions in an effort to reduce the risks of possible long-term losses to the deposit insurance funds. It established five levels of capital at which insured depository institutions will be "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and
"critically undercapitalized". In 1992, the regulators adopted regulations to implement the requirements of FDICIA. Under the regulations, the required minimum capital ratios for each category of institutions are, with certain exceptions, as follows:

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

     The appropriate federal bank regulatory agency has authority to downgrade an institution's capital designation by one category if it determines that an institution is in an unsafe or unsound condition or is engaging in unsafe or unsound practices.
     FDICIA provides for increased supervision for banks not rated in one of the highest categories under the "CAMELS" composite bank rating system. Undercapitalized institutions are required to submit capital restoration plans to the appropriate federal banking regulator and are subject to restrictions on operations, including prohibitions on branching, engaging in new activities, paying management fees, making capital distributions such as dividends, and growing without regulatory approval.
     The Bank has been deemed "well capitalized".

NOTE  9 - NET INCOME PER SHARE

     The computation of basic and diluted net income per share is as follows:

                                                             Year-Ended December 31,
                                                         1997        1996           1995
NUMERATOR:
 Numerator for basic and diluted
      net income per share-net income                $3,807,000    $3,580,000    $3,556,000

DENOMINATOR:
 Denominator for basic net income per share-
      weighted average shares outstanding             2,948,029     3,043,047     3,106,298

 Effect of dilutive securities:
      Employee stock options                                537           ---           ---

 Denominator for diluted net income per share-
      adjusted weighted average shares outstanding    2,948,566     3,043,047     3,106,298

 Basic net income per share                          $     1.29    $     1.18    $     1.14
 Diluted net income per share                        $     1.29    $     1.18    $     1.14

     For additional disclosures regarding the outstanding employee stock options, see Note 8. The weighted average shares outstanding have been retroactively restated to reflect the stock split.
     Options to purchase 47,914 shares at $18.96 per share and 24,985 shares at $19.17 per share were outstanding during 1996 and 1995, respectively, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market prices of the common shares and, therefore, the effects would be antidilutive.

NOTE 10- INCOME TAXES

     The significant components of the Corporation's deferred tax assets and liabilities as of December 31, 1997 and 1996, respectively, which are included in other liabilities in 1997, and other assets in 1996, are as follows (In Thousands):

                                               1997       1996
DEFERRED TAX ASSETS
  Loan loss reserve                          $  732     $  560
  Deferred loan fees                            135        166
  Deferred compensation                         220        215
  Other                                          31         92
   Total deferred tax assets                  1,118      1,033
DEFERRED TAX LIABILITIES
  Net unrealized securities gains               851        308
  Depreciation                                  192        171
  Accretion                                      63         51
  Pension                                        67         84
  Other                                         125         83
   Total deferred tax liabilities             1,298        697
      Net deferred tax assets (liabilities)  $ (180)    $  336

     The provision for income taxes included in the accompanying Statements of Income consists of the following (In Thousands):

                          1997    1996     1995
Current payable         $1,502   $1,244   $1,080
Deferred                  (131)    (106)    (120)
                        $1,371   $1,138   $  960

     A reconciliation of the federal statutory corporate income tax rate to the Corporation's effective tax rate is as follows:
                                1997    1996     1995
Federal statutory tax rate     34.0%    34.0%    34.0%
Tax-exempt interest income     (8.8)%  (10.3)%  (13.2)%
Other                           1.3%      .4%      .5%
Effective tax rate             26.5%    24.1%    21.3%

     Income taxes applicable to realized net securities gains included in the provision for income taxes totaled $228,000 in 1997, $205,000 in 1996 and $197,000 in 1995.

NOTE 11-RETIREMENT PLANS

     The Bank provides a defined contribution 401(k) plan to all employees who have completed at least one year of employment as defined in the plan and are 21 years of age. In each pay period a participant may elect to defer up to 15% of base salary/wages for contribution to the plan up to the maximum allowable contribution as established by the Internal Revenue
Service. The Bank matches, in cash, 50% of the participant's contribution up to 4% of the participant's base salary/wages. Beginning in 1996, the Bank also made a discretionary annual contribution to all eligible employees. The Corporation's expense for the defined contribution plan, including the discretionary contribution, was $205,000, $177,000 and $64,000 in 1997, 1996 and 1995, respectively.
     The Bank's defined benefit pension plan was curtailed on January 19, 1996. Under the curtailment, pension benefits were frozen as of March 31, 1996. The plan will be administered in frozen status until such time as management deems termination and final settlement appropriate. While in frozen status, the funding policy of the Bank will be to make contributions as necessary to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974. On September 16, 1996, approximately two-thirds of the plan's accumulated benefit obligation was settled via the purchase of annuity contracts.

     In 1996, as a result of the plan curtailment and the partial settlement, the Corporation recognized a curtailment gain and a settlement loss in accordance with Financial Accounting Standards Board (FASB) Statement No.
88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". These events were not material to the Corporation's results of operations.
     The actuarial present values of accumulated benefit obligations at December 31, 1997, and 1996 were $1,041,000 and $988,000, respectively, all of which were vested. The following table sets forth the plan's funded status and amounts recognized in the Corporation's balance sheet at December 31, 1997 and 1996 (In Thousands):

                                                                      1997      1996
Plan assets at fair value                                           $1,174     $1,142
Projected benefit obligation for service rendered to curtailment    (1,041)      (988)
Plan assets in excess of projected benefit obligation                  133        154
Unrecognized net loss                                                  119         92
Unrecognized net transition asset                                      ---        ---
Unrecognized prior service cost                                        ---        ---
 Prepaid pension costs                                              $  252     $  246

      Net periodic pension costs included the following components:
                                                      Year-Ended
                                                      December 31,
                                                  1997    1996    1995

Service costs                                    $ ---    $ ---   $  92
Interest costs on projected benefit obligation      73      166     224
Actual return on plan assets                      (100)     (92)   (352)
Net amortization and deferral                       21      (88)    122
 Net periodic pension costs                      $  (6)   $ (14)  $  86


     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligations was 7% at December 31, 1997 and 1996. The rate of increase in future compensation levels was 5% at December 31, 1995. The expected long-term rate of return on plan assets was 7% in 1997 and 1996 and 8% in 1995. Plan assets are invested primarily in mutual funds, common stocks, U.S. Government securities and certificates of deposit. Among the common stock investments, the plan held 6,183 shares of Hanover Bancorp, Inc. stock at December 31, 1996 with a market value of approximately $113,000. No shares were held at December 31, 1997. Dividends received by the plan from Hanover Bancorp, Inc. stock were $1,000 and $7,000 in 1997 and 1996, respectively.

NOTE 12--RELATED PARTY TRANSACTIONS

     The Corporation's subsidiary has granted loans to the officers and directors of the Corporation and its subsidiary and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection. The aggregate dollar amount of these loans was $2,751,000 and $2,786,000 at December 31, 1997 and 1996, respectively.
During 1997, $300,000 of new loans were made, and repayments totaled
$335,000.
     In addition, the Corporation's subsidiary has securities sold under repurchase agreements to the directors of the Corporation and its subsidiary and to their associates. Related party securities sold under repurchase agreements are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons. The aggregate dollar amount of these agreements was $3,448,000 and $2,995,000 at December 31, 1997 and 1996, respectively.

NOTE 13--HANOVER BANCORP, INC.
(PARENT COMPANY ONLY) FINANCIAL INFORMATION
(In Thousands)

                                                       December 31,
BALANCE SHEETS                                        1997      1996
ASSETS
  Cash                                             $   736   $   861
  Investment securities:
       Available-for-sale                            3,172     2,424
  Accrued interest receivable                           11        10
  Other assets                                       2,160       337
  Investment in Bank of Hanover and Trust Company   29,127    28,451
     TOTAL ASSETS                                  $35,206   $32,083

LIABILITIES AND SHAREHOLDERS' EQUITY
  Other liabilities                                $   510   $   185
  Dividends payable                                    382       357
     TOTAL LIABILITIES                                 892       542
  Shareholders' Equity:
       Common stock                                  3,257     3,296
       Surplus                                      18,687    18,659
       Net unrealized gains on securities
        available-for-sale, net of tax effects       1,652       598
       Retained earnings                            10,718     8,988
     TOTAL SHAREHOLDERS' EQUITY                     34,314    31,541
     TOTAL LIABILITIES AND
          SHAREHOLDERS' EQUITY                     $35,206   $32,083

                                            Year-Ended December 31,
STATEMENTS OF INCOME                        1997      1996     1995
INTEREST INCOME
  Investment securities:
   Taxable                               $   60    $   55    $   54
   Tax-exempt                                29        57       157
                                             89       112       211
  Interest on short-term investments        ---       ---         4
      TOTAL INTEREST INCOME                  89       112       215
NET SECURITIES GAINS                        526       363       135
OTHER EXPENSE
  Other operating expense                   130        95        87
  Income before applicable income taxes
   and equity in undistributed
     income of subsidiary                   485       380       263
INCOME TAXES                                169        86        23
  Income before equity in undistributed
     income of subsidiary                   316       294       240
EQUITY IN UNDISTRIBUTED INCOME
OF SUBSIDIARY
  Bank of Hanover and Trust Company       3,491     3,286     3,316

      NET INCOME                         $3,807    $3,580    $3,556

                                                      Year-Ended December 31,
STATEMENTS OF CASH FLOWS                              1997      1996     1995
OPERATING ACTIVITIES
 Net income                                          $3,807    $3,580    $3,556
   Adjustments to reconcile net income to
   net cash provided by operating activities:
     Net securities gains                              (526)     (363)     (135)
     (Increase) decrease in interest receivable          (1)       20        22
     Increase (decrease) in other liabilities           (10)        2        (3)
     Increase in accrued taxes                          146        11        33
     Equity in undistributed income of subsidiary    (3,491)   (3,286)   (3,316)
     NET CASH PROVIDED BY (USED IN)
     OPERATING ACTIVITIES                               (75)      (36)      157

INVESTING ACTIVITIES
 Proceeds from sales of available-for-sale
   investment securities                              1,230     2,666       993
 Proceeds from maturities of
   investment securities                                ---       ---       341
 Purchases of investment securities                    (894)     (348)     (544)
 Proceeds from maturities of
   short-term investments                               ---       ---       600
 Purchases of short-term investments                    ---       ---      (600)
 Cash dividends received from subsidiary              1,677     1,371     1,243
     NET CASH PROVIDED BY
       INVESTING ACTIVITIES                           2,013     3,689     2,033

FINANCING ACTIVITIES
     Cash dividends paid                             (1,447)   (1,375)   (1,243)
     Cash paid in lieu of fractional shares             ---       ---        (6)
     Proceeds from issuance of common stock              31        57        35
     Repurchase and retirement of common stock         (647)   (2,612)      ---
NET CASH USED IN
  FINANCING ACTIVITIES                               (2,063)   (3,930)   (1,214)
INCREASE (DECREASE) IN CASH                            (125)     (277)      976
Cash at beginning of year                               861     1,138       162
CASH AT END OF YEAR                                  $  736    $  861    $1,138

     The Corporation relies on dividends from Bank of Hanover and Trust Company to fund dividends paid to shareholders of the Corporation. Under
Pennsylvania statutes, the Bank is restricted, unless prior regulatory approval is obtained, in the amount of dividends which it may declare in relation to its accumulated profits, less any required transfer to surplus.
At December 31, 1997, retained earnings of the Bank available for dividends were $19,337,000. These restrictions have not had, nor are they expected to have any impact on the Corporation's dividend policy. Other regulatory restrictions limit the ability of the Bank to transfer net assets to the Corporation. At December 31, 1997, these restricted net assets amounted to $7,783,000.

NOTE 14--FAIR VALUE OF FINANCIAL INSTRUMENTS
(In Thousands)

                                                              December 31,
                                                    1997                    1996
                                            Carrying     Fair      Carrying      Fair
                                             Amount      Value      Amount       Value
FINANCIAL ASSETS
 Cash and short-term investments           $ 21,337    $ 21,337    $ 16,027    $ 16,027
 Investment securities                       97,641      97,682      76,102      76,092
 Loans                                      277,475                 254,573
   Less: Allowance for loan losses           (2,908)                 (2,403)
 Net loans                                  274,567     278,959     252,170     255,232
     TOTAL FINANCIAL ASSETS                $393,545    $397,978    $344,299    $347,351

FINANCIAL LIABILITIES
 Deposits                                  $329,951    $330,226    $297,004    $296,996
 Short-term borrowings                       12,433      12,433      13,052      13,052
 Long-term borrowings                        25,452      25,698      11,248      11,526
     TOTAL FINANCIAL LIABILITIES           $367,836    $368,357    $321,304    $321,574

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

       Loans: Fair values for loans are estimated using discounted cash flow calculation using interest rates based on U.S. Government security yields for similar terms adjusted for appropriate risks associated with each instrument.
       Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates based on U.S. Government security yields to a schedule of aggregated expected maturities on time deposits.

       Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other short-term borrowings approximate their fair values.

       Long-term borrowings: Fair values for long-term borrowings are estimated using a discounted cash flow calculation that applies interest rates based on U.S. Government security yields to a schedule of aggregated expected maturities.

NOTE 15--COMMITMENTS

     As of December 31, 1997, the Bank had commitments outstanding to extend credit totaling $56,270,000 and commitments under outstanding standby letters of credit totaling $2,723,000. Credit commitments generally require the customers to maintain certain credit standards and are funded at rates and terms prevailing at the time of extension. Management does not anticipate any material losses as a result of these credit commitments.

NOTE 16--CONCENTRATIONS OF CREDIT RISK

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

NOTE 17--ACCOUNTING CHANGES

     Financial Accounting Standards Board (FASB) Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived
Assets to be Disposed Of", was issued in March 1995 and was effective in 1996. This standard prescribes the accounting for the impairment of long-lived assets, such as property, plant and equipment; identifiable intangibles, including patents and trademarks; and goodwill related to those assets. In addition, FASB 121 defines the accounting for long-lived assets and identifiable intangibles that a company plans to dispose of, other than those that are part of a discontinued operation. This standard has not had a material effect on the Corporation's liquidity, capital resources, or results of operations.
     FASB Statement No. 123, "Accounting for Stock Based Compensation", was issued in October 1995 and was effective in 1996. As detailed in Note 8, this standard has not had a material effect on the Corporation's liquidity, capital resources or results of operations.
     In June 1996, the FASB issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment
of Liabilities".  FASB 125 addresses the accounting for all types of securitization transactions, securities lending and repurchase agreements, collateralized borrowing arrangements, and other transactions involving the transfer of financial assets. This statement superseded FASB Statement No. 122, "Accounting for Mortgage Servicing Rights, An
Amendment of FASB Statement No. 65" which was adopted in 1996. The provisions of FASB 125, in regards to mortgage servicing rights, are essentially the same as those of FASB 122. This statement is generally effective for transactions that occur after December 31, 1996. As amended by FASB Statement No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS No. 125", certain provisions of the statement will be effective beginning after December 31, 1997. This new standard did not have a material impact on the Corporation's liquidity, capital resources or results of operations.
     In February 1997, FASB issued Statement No. 128, "Earnings Per Share" effective for financial statements for periods presented after December 15,
1997.   This standard replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts presented have been calculated in accordance with FASB 128 as detailed in Note 9.
     In June 1997, FASB issued Statement No. 130, "Reporting Comprehensive Income". The focus of this statement is to establish standards for reporting and displaying comprehensive income and its components in the financial statements. The new standard is effective for fiscal years beginning after December 15, 1997. These disclosure requirements will have no impact on the Corporation's financial condition or results of operations.
     In June 1997, FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information". This statement establishes standards for the reporting of financial information from operating segments in annual and interim financial statements. It requires that segment financial information be reported on the basis that it is reported internally. FASB 131 is effective for fiscal years beginning after December 15, 1997. These disclosure requirements will have no impact on the Corporation's financial condition or results of operations.