Form 10-K, Exhibit 13
period 1998-12-31
HANOVER BANCORP INC
filed 1999-03-31
CIK 713094

EXHIBIT 13

EXCERPTS FROM THE 1998 ANNUAL REPORT TO SHAREHOLDERS


NATURE OF THE BUSINESS

     Hanover Bancorp, Inc. is a Pennsylvania business corporation that is a one-bank holding company with headquarters in Hanover, Pennsylvania. Bank of Hanover and Trust Company, the Corporation's wholly-owned subsidiary, was incorporated in 1835 and is Hanover's oldest and only remaining independent financial institution. The Corporation's full service commercial banking business, including investment trust services, is conducted through its subsidiary, which operates ten full service branch offices in York and Adams Counties, Pennsylvania, a drive-up location at the bank's TeleServices Center and a trust and investment office in a local retirement community. Hanover Bancorp's income is derived primarily from the operations of Bank of Hanover and Trust Company.

SELECTED CONSOLIDATED FINANCIAL DATA
(In Thousands, Except Ratios, Per Share Data and Statistics)
                                                             Year-Ended December 31,
                                               1998        1997        1996        1995        1994
BALANCE SHEET
  Loans                                     $289,340    $277,475    $254,573    $213,869    $192,396
  Total assets                               470,093     406,356     356,129     337,222     308,354
  Deposits                                   364,008     329,951     297,004     278,234     251,752
  Shareholders' equity - core(1)              35,740      32,662      30,943      31,308      28,997
  Shareholders' equity - total                36,944      34,314      31,541      32,862      27,565
  Total average assets                       426,934     377,604     344,146     321,949     293,079
  Total average equity                        35,972      32,616      31,910      30,602      28,246

EARNINGS DATA
  Interest income                           $ 31,239    $ 28,319    $ 25,420    $ 23,892    $ 20,094
  Interest expense                            15,854      13,941      12,148      11,409       8,517
  Net interest income                         15,385      14,378      13,272      12,483      11,577
  Provision for loan losses                    1,060         910         480         360         125
  Other income                                 3,361       2,589       2,310       2,014       2,174
  Other expense                               12,907      11,549      10,986      10,201       9,406
  Net income                                   4,251       3,807       3,580       3,556       3,484
  Return on average assets                      1.00%       1.01%       1.04%       1.10%       1.19%
  Return on average equity - core  (1)         12.32%      11.92%      11.41%      11.75%      12.45%
  Return on average equity - total             11.82%      11.67%      11.22%      11.62%      12.34%
  Efficiency ratio  (3)                        64.40%      65.36%      67.10%      65.97%      64.42%
CAPITAL
  Equity to assets (average)                    8.43%       8.64%       9.27%       9.51%       9.64%
  Leverage ratio                                8.04%       8.19%       8.79%       9.54%       9.44%
  Cash dividends declared                   $  1,644    $  1,472    $  1,390    $  1,274    $  1,181
  Dividend payout ratio                        38.67%      38.67%      38.83%      35.83%      33.90%

ASSET QUALITY
  Nonperforming assets to total loans           0.35%       0.35%       0.21%       0.17%       0.41%
  Allowance to nonperforming assets              333%        302%        443%        597%        319%

PER COMMON SHARE DATA (2)
  Net income - basic and diluted            $   1.08    $   0.97    $   0.88    $   0.86    $   0.84
  Cash dividends declared                       0.42        0.37        0.34        0.31        0.29
  Book value - core equity(1)                   9.07        8.35        7.82        7.56        7.00
  Book value - total equity                     9.38        8.77        7.97        7.93        6.66
  Market value                                 17.38       17.06       13.88       14.06       14.38

STATISTICS
  Full service branch offices                     10          10          11          11          10
  Employees (full time equivalents)              196         202         205         198         157

Certain reclassifications have been made in order to present a more accurate year-to-year comparison
(1)  Core equity includes all equity accounts except accumulated other comprehensive income.
(2)  All per common share data has been adjusted to give retroactive effect to the 4 for 3 stock split paid in June 1998, the 3 for 2 stock split paid in April 1995 and the 5% stock dividend issued in April 1994.
(3)  Excluding the non-recurring expense related to the pension plan termination in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following pages contain "Management's Discussion and Analysis" of Hanover Bancorp, Inc.'s 1998 results of operations and financial condition, including comparison with prior year's results and identification of possible risks and trends. This review should be read in conjunction with the consolidated financial statements and related notes beginning on page 41.
     All forward looking information contained in "Management Discussion and Analysis" and other statements contained in this report are based on management's current knowledge of factors affecting the Corporation's business. Actual results may differ due to unforeseen events such as, but not limited to, a significant downturn in the economic environment, changes in interest rates, legislative changes or additional requirements mandated by the numerous regulatory authorities. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

SUMMARY OF EARNINGS AND FINANCIAL CONDITION

     The year of 1998 was one of continued improvement in financial performance for Hanover Bancorp, Inc. This improvement was primarily the result of higher core earnings, namely continued growth in the bank, greater fee income generation and improved efficiency. During the year, the Corporation bolstered the loan loss allowance, incurred the accounting expense for terminating the pension plan, took advantage of positive movements in the bank stock portfolio and declared a 4-for-3 stock split. Total assets grew to $470 million, further leveraging the capital base through the combination of loan and deposit growth and implementation of investment strategies. Asset quality measures remained relatively strong, evidencing a disciplined approach to growth. The Corporation remains well capitalized with risk-adjusted core capital and total capital ratios above regulatory minimums.


RESULTS OF OPERATIONS

Net Income
     Net income for 1998 was $4.3 million, an increase of $444,000 or 11.7% from 1997. Earnings per share (EPS) increased $.11 or 11.3% in 1998 to $1.08 from $.97 in 1997. Return on average equity (ROE) was 12.32% in 1998 versus 11.92% in 1997, computed using "core" equity. These increases were driven primarily by marked growth in other income, helping to offset the continued challenge to maintain traditional net interest margin.


Net Interest Income

     Net interest income continues to be the largest component of the Corporation's operating revenues, contributing over 80% of total operating revenues. A portion of the Corporation's interest income is tax-exempt, therefore it is more appropriate to analyze net interest income on a fully taxable equivalent (FTE) basis. This basis adjusts tax free income to an amount that would have been earned if the income were fully taxable.
Table 10 reconciles net interest income shown in the financial statements to a FTE basis.
     Net interest income increased by $1.2 million or 8.0% on a fully taxable equivalent basis in 1998. This change in net interest income is the result of variations in both the balances of earning assets and interest bearing liabilities as well as the average rates received on earning assets and average rates paid on interest bearing liabilities.
The impact of changes in the balances of earning assets and interest bearing liabilities are referred to as volume variances, while the impact of changes in average rates received or paid are referred to as rate variances. Table 1 summarizes these variances.

     The positive volume variance of $1.6 million reflects the $46.8 million growth in the average volume of earning assets, resulting from loan and deposit growth and increased investment security activity, as further discussed under the headings for these balance sheet categories. While this growth has positively impacted net interest income, it has also contributed to the continued decline in net interest margin, as the following explains.
     Net interest margin dropped 19 basis points from 1997 to 4.05%. The general interest rate environment has contributed in large part to the shrinking margin. While favorable economic conditions, namely moderate growth and the low threat of inflation, support a generally positive business climate, they contribute to an interest rate environment which is challenging in terms of net interest margin. The treasury yield curve continued to be relatively flat in 1998 compared to historic standards. This flatness is measured by reference to the shortest maturity (3 months) and the longest maturity (30 years) on the yield curve. The difference or spread between these two maturity points averaged 67 basis points in 1998, compared to 140 basis points from 1995 to 1997, and 331 basis points from 1991 to
1994.   While the Corporation has grown in this environment, the growth has been at narrower spreads between assets and liabilities. This is most clearly evidenced in the investment activity conducted during 1998 which was funded by Federal Home Loan Bank of Pittsburgh (FHLB) borrowings.
While these transactions were completed at relatively narrow spreads, they have generated additional net interest income and have thus positively impacted profitability.
     Of further note in analyzing net interest income are the rate variances outlined in Table 1. Declining interest rates during 1998 contributed to the decline in the yield earned on assets by a greater degree than the rate paid on liabilities. Historically low levels of interest rates brought about significant refinancing activity which resulted in accelerated prepayments of loans and investments. Also, though rates generally declined on new deposits and borrowings, the continued shift of the funding base to relatively higher rate sources caused the overall cost of funds to decline less than the yield on earning assets.

Table 1
VOLUME - RATE ANALYSIS
(in thousands)
                                            1998 Compared to 1997         1997 Compared to 1996
                                          Increase (Decrease) Due To    Increase (Decrease) Due To
                                           Volume     Rate      Net      Volume     Rate      Net
INTEREST EARNING ASSETS
  Loans                                    $1,484    $  (99)   $1,385    $2,813    $  (68)   $2,745
  Investment securities                     2,164      (269)    1,895       459        (7)      452
  Federal funds sold and other               (154)       (6)     (160)     (416)       31      (385)
    TOTAL INTEREST INCOME                   3,494      (374)    3,120     2,856       (44)    2,812

INTEREST BEARING LIABILITIES
  Interest bearing demand deposits             60         -        60        19       (49)      (30)
  Savings deposits                            (50)        5       (45)      (74)      (14)      (88)
  Money market deposits                       611       160       771       525       347       872
  Time deposits                               491      (120)      371       481        61       542
  Borrowed funds                              784       (28)      756       467        30       497
    TOTAL INTEREST EXPENSE                  1,895        18     1,913     1,418       375     1,793
      NET INTEREST INCOME (FTE)            $1,599    $ (392)   $1,207    $1,438    $ (419)   $1,019

Tax-exempt income is on a fully taxable equivalent basis using a tax rate of 34% for 1998, 1997 and 1996.  The change in interest due to both volume and rate has been allocated proportionately between volume and rate based on the absolute dollar amounts of the change in each.

Provision For Loan Losses

The Corporation's loan loss provision during 1998 was $1.1 million, an increase of $150,000 from 1997. The level of the provision and the increase over the prior year reflects an increase in net charge-offs from 1997 of $158,000, as well as the evaluation of numerous factors focused on maintaining a loan loss allowance that adequately reflects the risk inherent in the loan portfolio. The loan loss allowance and asset quality measures are more fully discussed in the Risk Management section that follows.

Net Securities Gains

     Net securities gains totaled $949,000 in 1998, an increase of $279,000 from 1997. Equity gains comprised $876,000 of this total in 1998 versus $730,000 for 1997. These gains resulted from sales from the Corporation's community bank stock holdings. The bank stock market continued to experience favorable valuations during the first half of 1998. As such, management realized gains on certain holdings where valuations were considered excessive or to have reached peak levels. The Corporation holds these community bank stocks primarily for their potential long-term market appreciation as the dividend yields are significantly less than those of alternative debt securities.
Accordingly, management views the gains from these holdings as the realization of deferred investment income. In addition, gains for the year included $73,000 realized through debt securities sales executed as part of ongoing portfolio and balance sheet management strategies. In 1997, $60,000 in net losses were realized from debt securities sales. All sales resulting in gains or losses were from available-for-sale securities.

Other Income

     Other fee-based income has been an area of strategic focus and is making a more significant contribution to the Corporation's profitability.
 During 1998 other income increased $772,000 or 29.8%. This increase reflects the introduction of new fee generation sources as well as the expansion of existing products and services. Trust department income increased $156,000 or 20.8% in 1998 in part due to the growth in assets under management of 10.7%. The Corporation continues to strategically position the department with personnel, technology, and marketing initiatives to provide investment management solutions to businesses and individuals. Deposit service charges grew by $228,000 or 21.0%. The introduction of a debit card in early 1998 provided a new source of fee income which totaled $105,000.
The remaining increase in deposit service charges reflects a full year of higher ATM fees generated by non-customer surcharging and an increased level of overdraft fees. Other operating income increased $388,000 or 51.5%, principally as a result of increased residential mortgage activity. Other income is generated as part of the origination process related to the underwriting and closing functions. In 1998, the volume of loans originated increased from $21.5 million to $45.9 million. Other income is also generated through the sale of mortgages. In 1998, the volume of mortgage loans sold increased from $10.8 million to $31.3 million. In addition, the declining interest rate environment increased the return on mortgage sales.

Other Expense

Other expense increased $1.4 million or 11.8% during 1998. This increase included a non-recurring expense of $252,000 related to the termination of the Bank's pension plan, which had been frozen in 1996. Excluding this item, other expense increased $1.1 or 9.6% year over year. Personnel related expenses (salaries and benefits) increased $526,000 or 8.4%. Salaries for the mortgage department were a primary contributor to this increase, resulting from volume-based compensation of mortgage originators. Also contributing to the increase were additions to trust and retail loan sales staffs. However, full time equivalents of 196 at year-end 1998 were down by 6 from the prior year-end. Depreciation expense on equipment increased $113,000 in 1998 resulting from investments in technology enhancements such as a PC network and various software systems.

Professional and service fees increased $266,000 or 38.7% due to contracting the PC help desk and network administration functions, costs related to other strategic technology consulting services and a full year of outsourcing the ATM processing and courier services. Other operating expenses included the expense related to the pension plan termination, noted above, and was also impacted by an increase in telecommunication expenses resulting from the full implementation of a wide area network.
The substantial increases in operating revenues favorably impacted the Corporation's efficiency ratio (the cost to generate one dollar of revenue) which declined 96 basis points from 65.36% in 1997 to 64.40% in 1998


Income Taxes

     The level of tax-free income is the primary factor impacting the Corporation's effective tax rate. The Corporation recognized an income tax provision which resulted in an effective tax rate of 25.8% in 1998, down from 26.5% in 1997. This decrease was the result of a higher level of tax-free assets in 1998 relative to the prior year.


Analysis of 1997 Compared to 1996

     Net income for 1997 was $3.8 million, an increase of $227,000 or 6.3% from 1996. Earnings per share increased $.09 or 10.2% in 1997 to $.97 from $.88 in 1996. Return on average equity-core was 11.92% in 1997 versus 11.41% in 1996. These increases were driven primarily by improved core earnings as revenue growth more substantially outpaced the normal increases in the expense base. The increases in EPS and ROE were also due in part to the Corporations stock repurchase program.

     Net interest income increased by $1.0 million or 7.2% on a fully taxable equivalent basis in 1997. This increase was principally due to the $31.8 million increase in the average volume of earning assets, resulting from loan and deposit growth and increased investment security
activity.   Net interest margin declined 10 basis points from 1996 to
4.24%. This decrease was primarily attributable to higher funding costs caused by a shift in the funding mix towards more costly sources. The shift was mainly spurred by growth in a new indexed, variable rate money market deposit account introduced in 1997 and growth in longer term certificates of deposit at promotional rates. The margin was also affected by investment activity which was funded by Federal Home Loan Bank of Pittsburgh (FHLB) borrowings at relatively narrow spreads. Finally, external forces such as strong competition in the local market pricing and the general interest rate environment contributed to the declining margin.

     The Corporation's loan loss provision during 1997 was $910,000, an increase of $430,000 from 1996. The increase reflected the continued growth in the Corporation's loan portfolio and net charge-offs, though overall asset quality measures remained favorable.

     Net securities gains totaled $670,000 in 1997, an increase of $68,000 from 1996. Equity gains comprised $730,000 of this total in 1997 versus $396,000 for 1996. These gains resulted from sales from the Corporation's community bank stock holdings. Offsetting these gains in 1997 were net losses of $60,000 realized through debt securities sales executed as part of ongoing portfolio and balance sheet management strategies. In 1996, $206,000 in net gains were realized from debt securities sales. All sales resulting in gains or losses were from available-for-sale securities.

     During 1997 other income increased $279,000 or 12.1%. The increase in service charges on deposit accounts was due to higher overdraft fees, resulting from a change in collection philosophy, and higher automated teller machine (ATM) fees generated by introducing noncustomer surcharging. Other operating income increased as a result of higher loan fees, and higher income realized through mortgage loan sale activity. The increase in loan fees is reflective of the growth in the loan portfolio while mortgage-related income increased as a result of higher sales volumes relative to 1996.
     Other expense increased $563,000 or 5.1% during 1997. Personnel related expenses (salaries and benefits) increased $68,000 or 1.1% year over year. This was reflective of a net decrease in full time equivalents from 205 at year-end 1996 to 202 at year-end 1997. In addition, temporarily unfilled vacancies during 1997 and reduced healthcare costs contributed to the stabilizing of these key cost components. The increase in occupancy and equipment expenses was associated with the full impact of a branch opening in March 1996, a branch relocation in October 1996 and the addition of six remote service ATMs in December 1996. The increase was also impacted by continued technology investments. The higher professional and service fees were primarily due to increased expenditures related to technology enhancements and the outsourcing of certain operational functions. The stabilizing level of operating expense, along with the increases in operating revenues, favorably impacted the Corporation's efficiency ratio (the cost to generate one dollar of revenue) which declined 174 basis points from 67.10% in 1996 to 65.36% in 1997.


FINANCIAL CONDITION

     The Corporation's total assets were $470.1 million as of December
31, 1998, up $63.7 million or 15.7% from December 31, 1997. (Refer to Table 2.) In 1998, while loan outstandings grew at a rate of 4%, deposits grew at a faster pace of 10%. As a result, the excess funding was used to increase the investment securities portfolio along with borrowings which supported specific investment strategies.

Table 2
Trends in Sources and Uses of Funds
(in thousands, except percentages)

                                                       December 31,          Change
                                                     1998       1997        $       %
Funding Sources
  Deposits                                         $364,008  $329,951    $34,057  10.3%
  Borrowed funds                                     64,787    37,885     26,902  71.0%
  Other liabilities                                   4,354     4,206        148   3.5%
  Shareholders' equity                               36,944    34,314      2,630   7.7%
    TOTAL SOURCES                                  $470,093  $406,356    $63,737  15.7%

Funding Uses
  Loans                                            $285,935  $274,567    $11,368   4.1%
  Investment securities                             144,961    97,641     47,320  48.5%
  Federal funds sold and short-term investments       8,694     5,694      3,000  52.7%
  Other assets                                       30,503    28,454      2,049   7.2%
    TOTAL USES                                     $470,093  $406,356    $63,737  15.7%

Loans

     Loans outstanding increased by $11.9 million or 4.3% from year-end 1997 to year-end 1998, reaching $289.3 million. (Refer to Table 3.) It should be noted that this loan growth was net of loans sold of $31.3 million. Despite a record volume of residential mortgage originations, sales of loans and refinancings of existing loans resulted in a decline in portfolio outstandings. Conversely, the commercial loan and commercial mortgage loan categories increased by $8.5 million and $10.5 million, respectively, evidencing the strategic corporate emphasis placed on providing solutions to existing business customers and attracting new relationships in our local markets. The decrease in the consumer category was the result of lower indirect loan outstandings, as payoffs exceeded new loan originations.

Table 3
Loans
(in thousands, except percentages)
                                              December 31,           Change
                                             1998      1997       $         %
Commercial, financial and agricultural     $ 43,803  $ 35,254  $  8,549    24.2%
Real estate-construction                      5,429     5,666      (237)   (4.2%)
Real estate-commercial mortgage              44,750    34,216    10,534    30.8%
Real estate-residential mortgage            130,196   135,217    (5,021)   (3.7%)
Consumer                                     65,162    67,122    (1,960)   (2.9%)
                                            289,340   277,475    11,865     4.3%
Allowance for loan losses                    (3,405)   (2,908)     (497)   17.1%
                                           $285,935  $274,567  $ 11,368     4.1%


Investment Securities

     During 1998 investment securities increased $48.0 million or 50.5% and ended the year at $143.1 million, excluding the net unrealized gains on securities available-for-sale. (Refer to Table 4.) This increase, in part, reflects the trends in loans and deposits during 1998. As deposit growth outpaced loan growth during the year, excess funding was used in the investment portfolio. In addition, this increase was the result of a series of transactions which funded approximately $25 million of investment securities with FHLB borrowings. Management viewed these transactions as an opportunity to generate additional net interest income and boost EPS and ROE without incurring significant interest rate risk. Much of the investment activity during 1998 was focused on fixed rate mortgage-backed securities with intermediate average lives and tax-free municipal securities. These securities provided the appropriate characteristics with respect to yield and maturity to complete the strategies, described above. In addition, the Corporation implemented a strategy to grow the equity securities portfolio, primarily bank and thrift stocks, to position itself for long-term appreciation in this segment of the market. The decrease in the net unrealized gains on securities available-for-sale of $679,000 from year-end 1997 to 1998 was a result of lower market interest rates offset by less favorable bank stock valuations and gains recognized from the equities portfolio.

     The Corporation manages its investment portfolio in accordance with established policies which include guidelines for liquidity, earnings, rate sensitivity and pledging needs. These guidelines call for investment securities to be held with long-term objectives and do not allow for gains trading. The guidelines do, however, permit prudent and reasonable sales of investments before their maturity dates to support interest rate risk and balance sheet management strategies, meet liquidity needs and carry out tax planning objectives. The sales executed in 1998 were for these purposes. The Corporation had no concentrations of investment securities in any single issuer that comprise 10% or more of shareholders' equity at December 31, 1998, with the exception of the U.S. Government and U.S. Government-sponsored agencies.
     Investment securities are accounted for under Financial Accounting Standards Board (FASB) Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Primarily all of the holdings are classified as available-for-sale in order to maintain flexibility with respect to managing the portfolio. The remaining holdings are classified as held-to-maturity.

Table 4
Investment Securities
(In Thousands, Except Percentages)
                                                         December 31,              Change
                                                        1998       1997         $          %
U.S. Treasury securities and obligations of the U.S.
  Government and its agencies                         $  21,779  $  23,566  $  (1,787)     (7.6%)
Obligations of states and political subdivisions         43,134     21,753     21,381      98.3%
Corporate securities                                      4,478          -      4,478          NM
Mortgage-backed securities                               65,387     46,466     18,921      40.7%
  Total debt securities                                 134,778     91,785     42,993      46.8%
Equity Securities                                         8,359      3,353      5,006     149.3%
                                                        143,137     95,138     47,999      50.5%
Net unrealized gains on securities available-for-sale     1,824      2,503       (679)    (27.1%)
                                                      $ 144,961  $  97,641  $  47,320      48.5%

NM - Not meaningful


Deposits
     Deposits are the most important funding source and the primary support for the Corporation's growth. Total outstanding deposits were $364.0 million at December 31,1998, an increase of $34.1 million or 10.3% from 1997. (Refer to Table 5.) This overall growth came in nearly all categories of deposits. Most notable was the increase in demand or checking-type accounts. Non-interest bearing demand deposits grew $5.4 million or 19.2% while interest bearing demand deposits grew $7.0 million or 21.6%. This growth not only reflected success in establishing new accounts with individuals, but also growth in business relationships.
The increase in money market deposits was due to the continued growth in the indexed money market account introduced in early 1997, as well as an increase in traditional statement savings accounts. These two categories grew $5.6 million and $4.9 million in 1998, respectively. Finally, the increase in time deposits was achieved despite a relatively non-aggressive approach to pricing in an environment of strong competitive pressures. Most of the growth was achieved in relatively short-term products as customers sought the best yield without committing to long term maturities in a historically low rate environment.

Table 5
Deposits
(in thousands, except percentages)
                                         Year-Ended December 31,       Change
                                            1998         1997        $        %
Non-interest bearing demand deposits      $ 33,827     $ 28,383  $ 5,444    19.2%
Interest bearing demand deposits            39,418       32,413    7,005    21.6%
Savings deposits                            17,712       19,923   (2,211)  (11.1%)
Money market deposits                       92,515       83,408    9,107    10.9%
Time deposits:
  CDs under $100,000                       163,956      152,503   11,453     7.5%
  CDs over $100,000                         16,580       13,321    3,259    24.5%
                                          $364,008     $329,951  $34,057    10.3%


Borrowed Funds

     Total borrowed funds increased $26.9 million or 71.0% during 1998 to a level of $64.8 million at December 31, 1998. (Refer to Table 6.) Most of this increase was due to the higher level of FHLB borrowings which were part of the investment transactions referred to earlier. The borrowings were predominately fixed rate advances with features which allow the FHLB to convert to a variable rate of interest. These features are described in greater detail in Note 7. FHLB borrowings have become an increasingly important source of funding for the Corporation. In addition to being a source for match-funding opportunities, they are used to manage the balance sheet, liquidity, and interest rate risk.

Table 6
Borrowed Funds
(in thousands, except percentages)

                                                  December 31,              Change
                                                1998       1997         $            %
Securities sold under repurchase agreements   $  13,227  $   9,915  $   3,312      33.4 %
FHLB borrowings                                  50,453     26,248     24,205      92.2 %
Other                                             1,107      1,722       (615)    (35.7)%
                                              $  64,787  $  37,885  $  26,902      71.0 %


Capital and Dividends
     At December 31, 1998, total shareholders' equity was $36.9 million, an increase of $2.6 million or 7.7% from December 31, 1997. This change consisted of an increase of $3.1 million in capital stock, surplus and undivided profits (core equity) and a decrease of $448,000 in net unrealized gains on available-for-sale securities (net of tax effects). The increase in the core equity was primarily the result of earnings retained. The change in the net unrealized gains on available-for-sale securities was due to the decline in bank stock valuations offset by the impact of the lower level of market interest rates at December 31, 1998, compared to December 31, 1997, which positively influenced bond portfolio valuations.
     The Corporation has an ongoing strategic objective of maintaining a capital base which supports the pursuit of profitable business opportunities, provides resources to absorb the risks inherent in its activities and meets or exceeds all regulatory requirements. As reflected in Table 7, the Corporation continues to meet these objectives with strong year-end capital levels. The Bank remains above the regulatory minimums for "well capitalized". The decline in the ratios from 1997 reflect the growth in total assets.

     On April 17, 1998, the Board of Directors approved a 4-for-3 stock split, payable June 1, 1998. This action was taken to enhance the marketability and liquidity of the Corporation's stock.
     During 1996, the Board of Directors approved a program to repurchase, in open market and privately negotiated transactions, up to 200,000 shares of its outstanding common stock. During the second quarter of 1997, the Corporation completed this program. The main goal of this buyback was to effectively deploy capital in an effort to increase shareholder value. Since its inception, the resulting reduction in total capital and shares outstanding, in combination with increased earnings (after absorbing the "cost" of reducing the capital base) has translated into improved ROE and EPS. Management views these performance indicators as being two of the more important factors, under its control, that drive shareholder value. Based on this belief and the positive results achieved through the first program, the Board of Directors, after carefully evaluating the capital level necessary to satisfy the criteria described above, approved another program to repurchase up to 186,667 shares of common stock on April 18, 1997. As of December 31, 1998, 38,320 shares were repurchased under this program.
     The Corporation continued to increase dividends to its shareholders in 1998. Dividends per share for 1998, 1997 and 1996 were $.42, $.37 and $.34, respectively. The resulting dividend payout ratios for the same periods were 38.7%, 38.7% and 38.8%. The dividend rate is determined by the Board of Directors after considering the Corporation's capital requirements and projected level of earnings.
     In addition to earnings retained, capital is generated through several other sources. The dividend reinvestment plan allows existing shareholders to reinvest their cash dividends and limited optional cash payments into shares of Hanover Bancorp, Inc. common stock. Capital is also raised through an employee stock purchase plan and through the Bank's defined contribution 401(k) plan. In 1998, shares were also issued pursuant to the exercise of stock options. A total of $480,000, $31,000 and $57,000 was raised through these sources in 1998, 1997 and 1996, respectively.

Table 7
Capital Ratios
                                                              December 31,
                                                              1998    1997
HANOVER BANCORP, INC.
  Tier 1 capital to risk-adjusted assets                     12.02%  12.47%
  Total capital to risk-adjusted assets                      13.16%  13.58%
  Leverage ratio                                              8.04%   8.19%

BANK OF HANOVER AND TRUST COMPANY
  Tier 1 capital to risk-adjusted assets                     10.43%  10.82%
  Total capital to risk-adjusted assets                      11.60%  11.93%
  Leverage ratio                                              6.93%   7.09%


RISK MANAGEMENT

Asset Quality
     The Corporation has policies and procedures designed to manage credit risk and to maintain the quality of its loan portfolio. These include prudent underwriting standards for new loan originations and ongoing monitoring and reporting of asset quality measures and the adequacy of the allowance for loan losses.
     The Corporation's commercial, consumer and residential mortgage loans are principally to borrowers within York and Adams Counties, Pennsylvania, where the Bank operates full service branches. The commercial loan portfolio is well diversified with no industry comprising greater than 10% of total loans outstanding.

     Nonperforming assets include non-accrual and restructured loans, accruing loans past due 90 days or more, other real estate (ORE) and other repossessed assets. A loan generally is classified as non-accrual when full collection of principal or interest is doubtful and the loan becomes 90 days or more past due as to principal or interest. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged to the allowance for loan losses. Non-accrual loans are typically returned to performing status when the loan is brought current and has performed in accordance with contractual terms for a reasonable period of time. A loan is considered restructured if the original interest rate, repayment terms or both were modified due to the deterioration in the financial condition of the borrower. Real estate loans are classified as ORE following foreclosure proceedings, a receipt of a deed in lieu of foreclosure or an in-substance foreclosure involving actual possession of the collateral.
     The Corporation's nonperforming assets remain low relative to total loans and compare favorably to peer statistics. Nonperforming assets at December 31, 1998 were $1.0 million compared to $962,000 at December 31, 1997. (Refer to Table 8.). As a percentage of total loans, nonperforming assets at December 31, 1998 were .35%, the same level as 1997.
     Potential problem loans are defined as performing loans which have characteristics that cause management to have serious doubts as to the ability of the borrower to perform under present loan repayment terms and which may result in the reporting of these loans as nonperforming loans in the future. The Corporation's potential problem loans, or its "watchlist", consist primarily of commercial loans which are less than 90 days past due and still accruing interest. These loans are rated according to their probability of nonperformance. Those loans that management feels the likelihood of future nonperformance is probable (as opposed to possible) are considered impaired under FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan". At December 31, 1998, total potential problem loans, as determined by the Corporation's internal loan review process, totaled $1.2 million compared to $2.8 million at December 31, 1997. Of these amounts, $379,000 and $470,000 were considered impaired under FASB 114 at 1998 and 1997, respectively. Management regularly monitors the status of these loans and their likelihood of becoming nonperforming loans.

Table 8
NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS
(in thousands)
                                                                   December 31,
                                                     1998       1997    1996    1995    1994
Non-accrual loans                                   $  517     $ 331   $  38   $  10   $ 650
Accruing loans past due 90 days or more                425       174     166      24      17
Restructured loans                                       -       221     242     292       -
Other real estate and
  other repossessed assets                              81       236      96      46     115
TOTAL NONPERFORMING ASSETS                          $1,023     $ 962   $ 542   $ 372   $ 782

NON-ACCRUAL LOANS BY CATEGORY
  Commercial, financial and agricultural            $   81     $   -   $   -   $   -   $ 479
  Real estate-mortgage                                 426       331      16       -     141
  Consumer                                              10         -      22      10      30
                                                    $  517     $ 331   $  38   $  10   $ 650

PAST DUE LOANS BY CATEGORY
  Commercial, financial and agricultural            $  153     $   -   $  16   $   -   $   -
  Real estate-mortgage                                 204       153      65       -       6
  Consumer                                              68        21      85      24      11
                                                    $  425     $ 174   $ 166   $  24   $  17

RESTRUCTURED LOANS BY CATEGORY
  Commercial, financial and agricultural            $    -     $   -   $  12   $  13   $   -
  Real estate-mortgage                                   -       221     230     279       -
                                                    $    -     $ 221   $ 242   $ 292   $   -


                                                                            December 31,
                                                                        1998    1997    1996
Non-accrual loans and restructured loans                               $517    $ 552   $ 280
Interest income that would have been
  recorded under original terms                                          50       48      28
Interest income recorded during the period                               21       39      28
Interest lost for the year                                               29        9       -


Allowance for Loan Losses

     The allowance for loan losses is maintained at a level believed adequate by management to absorb potential future losses within the overall loan portfolio. Management's methodology in evaluating the adequacy of the allowance considers potential specific losses, past loan loss experience, the volume, growth and composition of the loan portfolio and current economic conditions and trends.
     Loans that are identified as impaired are reported at the present value of expected future cash flows, or as a practical expedient, at the loan's observable market price, or the fair value of the collateral if collateral-dependent. Large groups of smaller balance homogeneous loans are evaluated collectively such as consumer or residential mortgage loans.
 Generally, loans considered impaired are the Corporation's non-homogeneous, non-performing loans. In addition, certain potential problem loans, as discussed above, may be considered impaired.

     Each loan identified as impaired is evaluated periodically to estimate any potential losses for which a specific allowance should be established. Since most of these loans are collateral-dependent, this estimate is normally based on the lower of the most recently appraised value of the collateral or the recorded investment in the loan. If the loan is not collateral-dependent, the same procedure would be followed except that the present value of the expected future cash flows would replace the collateral value. In addition to these specific individual allowances, allocated allowances are established for the commercial, mortgage and consumer portfolios. These allocations are based on the overall level of loans identified as problem or potential problem, current charge-off trends, recent portfolio growth, loan composition changes and economic trends. As a supplement to the specific individual and allocated allowances, an unallocated general allowance is also established. This unallocated portion is determined based on judgments regarding risk of error in specific allocations, other potential exposures in the loan portfolio, economic conditions and trends, and other factors.
     The resulting allowance for loan losses at December 31, 1998 was $3.4 million compared to $2.9 million at year-end 1997. The allowance as a percent of total loans outstanding was 1.18% and 1.05% at December 31, 1998, and 1997, respectively. In terms of coverage, the allowance measured as a ratio of nonperforming assets was 333% and 302% at 1998 and 1997, respectively. The increase from year to year is primarily due to management's decision to make additional provisions to increase the loan loss allowance in recognition of an increase in the level of charge-off activity and growth in the commercial portion of the loan portfolio. While asset quality measures remain relatively favorable, the higher proportion of these larger commercial loans represents potentially greater risk of loss. The Corporation recognizes this exposure in establishing and maintaining its loan loss allowance.
     The allowance for loan losses is charged when management determines the prospects for recovering the principal have significantly diminished.
 Subsequent recoveries, if any, are credited to the allowance. Loans identified as impaired are charged-off when management has concluded, after ongoing evaluation of the impaired loans, that repayment is unlikely. Installment loans that are 90 to 120 days past due are charged-off, unless current scheduled payments are being received. Real estate loans are written down to fair value upon the earlier of management's determination that the underlying collateral value has declined, foreclosure proceedings, a receipt of a deed in lieu of foreclosure or an in-substance foreclosure involving actual possession of the collateral.
     In 1998, the Corporation realized net charge-offs of $563,000 in comparison to net charge-offs of $405,000 during 1997, an increase of $158,000. (Refer to Table 9.). Net charge-offs to average loans outstanding increased from .15% in 1997 to .20% in 1998. This increase was primarily related to one commercial borrower and losses incurred in the bank's indirect lending portfolio.

Table 9
Allowance For Loan Losses
 (in thousands, except ratios)

                                                      1998      1997     1996     1995     1994
Balance at beginning of year                        $2,908     $2,403   $2,220   $2,498   $2,254
CHARGE-OFFS
  Commercial, financial and agricultural                 4         72      119      575      156
  Real estate-commercial and residential mortgages     128          -        -       65        -
  Consumer                                             639        514      241      123      120
    TOTAL CHARGE-OFFS                                  771        586      360      763      276

RECOVERIES
  Commercial, financial and agricultural                49         87       31        9      370
  Real estate-commercial and residential mortgages       3          1        -       92        2
  Consumer                                             156         93       32       24       23
    TOTAL RECOVERIES                                   208        181       63      125      395

NET CHARGE-OFFS (RECOVERIES)                           563        405      297      638     (119)

  Provision charged to operations                    1,060        910      480      360      125
Balance at end of year                              $3,405     $2,908   $2,403   $2,220   $2,498
  Ratio of net charge-offs (recoveries)
    to average loans outstanding                      0.20%      0.15%    0.13%    0.31%   (.07)%
  Ratio of allowance for loan losses
    to nonperforming assets                            333%       302%     443%     597%     319%


Liquidity

     Liquidity is the ability to meet funding requirements of customers' deposit withdrawals or credit needs at a reasonable cost. The Corporation's Asset/Liability Management Committee (ALCO) has established policies and procedures to control its liquidity position and to provide for potential future needs.
     The Corporation's liquidity position is enhanced by a relatively stable funding base. The ratio of deposits (excluding CDs of $100,000 or more) to total assets at December 31, 1998 was 73.9% while the ratio of CDs of $100,000 or more and other borrowed funds to total assets was 17.3%.
     In addition to maintaining a stable deposit base, the Corporation has access to a varied and high quality investment portfolio. This portfolio provides a consistent stream of cash flows and maturities to support liquidity needs. At December 31, 1998, $6.8 million of investment securities were scheduled to mature in one year or less, while principal payments on mortgage-backed securities averaged $998,000 a month during 1998. Loan portfolio repayments and maturities also provide funds for managing liquidity. In 1998, the Corporation received an average of approximately $8.7 million in loan repayments per month. In addition, the sale of portfolio loans provides an alternative for the management of liquidity. In 1998, $11.4 million of loans were sold by the Corporation.
 Proceeds from these sales provided funding to meet customers' ongoing credit needs.
     The Corporation maintains short-term borrowing arrangements with several correspondent banks and the discount window at the Federal Reserve Bank of Philadelphia. In addition, it has access to the FHLB for more permanent funding needs. Through these relationships, the Bank has available short-term funding of approximately $10 million and permanent funding of approximately $55 million.

Market Risk

     In January 1997, the Securities and Exchange Commission (SEC) issued new disclosure rules related to derivatives and exposures to market risk from derivative financial instruments, other financial instruments and certain derivative commodity instruments. These rules became effective for the Corporation's December 31, 1997 financial statements. Market risk includes interest rate risk, foreign currency exchange rate risk, commodity price risk and equity price risk. The new disclosure rules have two parts: quantitative and qualitative market risk disclosures outside the financial statements, and accounting policy disclosures about derivatives in the notes to the financial statements. As further discussed within, the Corporation's primary market risk is interest rate risk from its financial assets and liabilities. Derivatives are not presently utilized and thus the expanded policy disclosures are not applicable
     Interest rate risk is the exposure to fluctuations in the Corporation's current and future net interest income from movements in interest rates. This exposure results from differences between the amounts of interest earning assets and interest bearing liabilities that reprice within a specified time period.
     The primary objective of the Corporation's asset/liability management process is to maximize current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Management recognizes that a certain amount of interest rate risk is inherent and appropriate yet is not essential to the Corporation's profitability. Thus the goal of interest rate risk management is to maintain a balance between risk and reward such that net interest income is maximized while risk is maintained at a tolerable level.
     The Corporation uses gap and simulation analyses for measuring interest rate risk. These methods allow management to regularly monitor both the direction and magnitude of the Corporation's risk exposure. The Corporation primarily uses the securities portfolio and FHLB advances to manage its interest rate risk position. Additionally, pricing, promotion and product development activities are directed in an effort to emphasize the term or repricing characteristics that best meet current interest rate risk objectives. At present, off-balance sheet instruments are not used by the Corporation.
     Gap analysis assigns each interest earning asset and interest bearing liability to a time frame reflecting its next repricing or maturity date. Incorporated into this process are the trends in prepayments on loan balances and mortgage-backed securities. The difference between total interest-sensitive assets and liabilities at each time frame represents the interest sensitivity gap for that interval. A positive gap generally indicates that rising interest rates during a particular interval will increase net interest income, since more assets will reprice than liabilities. The opposite is true for a negative gap position. The Corporation had a cumulative gap within one year at December
31, 1998 of positive $19.5 million or 4.15% of total assets.   At December
31, 1997, the Corporation had a negative gap of $7.9 million or 1.94% of total assets. This shift to a positive gap position from 1997 to 1998 was largely the result of an increase in anticipated prepayments on loans and mortgage-backed securities arising from the lower interest rate environment in addition to a higher level of variable rate assets.

     Simulation analysis prospectively evaluates the effect of upward and downward changes in interest rates on net interest income. This process is largely dependent on the underlying assumptions. Key assumptions in the model include maturity and repricing characteristics of the financial assets and liabilities, prepayments on amortizing assets, other imbedded options, nonmaturity deposit sensitivity and loan and deposit growth and pricing. These assumptions are inherently uncertain due to the timing, magnitude and frequency of rate changes and changes in market conditions and management strategies, among other factors. In addition, the Corporation has not yet developed alternative prepayment or balance sheet growth assumptions for the various rate scenarios. Therefore the model cannot precisely estimate net interest income or predict the impact of higher or lower interest rates on net interest income. However, the model is useful in that it helps to quantify interest rate risk and it provides a relative gauge of the Corporation's interest rate risk position over time.
     Based on the results of the simulation model as of December 31, 1998, the Corporation would expect net interest income to decrease over the next twelve months by .9% assuming an immediate upward shift in market interest rates of 200 basis points, and to decrease by 1.5% if rates shifted downward in the same manner. At December 31, 1997, annual net interest income was expected to decrease by 3.1% in the upward scenario and to increase by .9% in the downward scenario. Consistent with the gap results, the change from year to year was primarily due to increased prepayments and additional variable rate assets. The simulation results are largely affected by the Corporation's holdings of approximately $43 million of convertible FHLB borrowings. These borrowings contain features which allow the FHLB to convert them from fixed rate to variable rate after a specified time period. The model assumes that in the upward scenario the FHLB would exercise these options as soon as they become available. The conversion feature of these advances cannot be reflected in the gap analysis which is a key factor explaining why the gap shows an asset sensitive position while the simulation analysis indicates a fairly neutral position.

Year 2000
     Many older computer programs were designed using two digits rather than four to define the year. This date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. This situation, known by many as the Year 2000 (Y2K) issue, applies not only to the systems utilized by the Corporation, but also to the systems utilized by customers, creditors, vendors and suppliers of the Corporation.
     To address Year 2000 issues, the Corporation has adopted a policy and strategic project plan using guidelines established by the Federal Financial Institutions Examination Council (FFIEC). A corporate-wide Year 2000 task force meets monthly to discuss upcoming projects and assess progress. Senior Management and the Board of Directors are closely monitoring the Year 2000 project using a monthly progress report and internal audits. On a regular basis, bank examiners from the Federal Deposit Insurance Corporation (FDIC) evaluate readiness for the Year 2000 to confirm that guidelines are being met. The Corporation intends to complete the Year 2000 project plan and have substantially all necessary system changes implemented in advance of the deadline established by regulatory authorities of June 30, 1999.

     The Corporation's current focus is on testing and contingency planning. The Corporation has inventoried and assessed all software, hardware and systems for Year 2000 readiness. Any non-compliant items are being upgraded or replaced. Testing is being done to ensure that all mission-critical systems will function correctly in the year 2000 and beyond, properly handling all date-sensitive data. The rigorous testing procedures encompass the ATM network, telephone banking system, core processing system, internal PC network, internal and external interfaces and mission-critical software. The vendor of the core processing system has tested all 13 critical dates outlined in FFIEC guidance. The Corporation is testing each critical date based upon assessed exposure to date sensitivities. Doing so will ensure that vendor test results are repeatable within the Corporation's specific system parameters. The Corporation's internal auditor is reviewing test results from all hardware, software and systems. The Corporation intends to have all testing completed by June 30, 1999.
     To minimize customer inconvenience and facilitate a "business as usual" environment, the Corporation is developing contingency plans in the event of unexpected Year 2000 problems. The Corporation has updated its disaster recovery plan and assigned corporate-wide team leaders. This plan encompasses contingencies for mission-critical mainframe and PC-based applications, third-party relationships and environmental systems. A Year 2000 contingency plan was also developed and incorporated into the disaster recovery plan. This plan addresses aspects outside of the locus of control such as telecommunications, electric companies and other utility companies. The procedures in the disaster recovery and Year 2000 contingency plans will be reassessed for thoroughness and validity on a quarterly basis.
     Utilizing information from written vendor surveys, Internet sites and internal testing, the Corporation is assessing the year 2000 readiness of vendors and service providers. Those being assessed include application software vendors, automated clearinghouses, electronic payment systems (Federal Reserve), equipment, telecommunication and utility companies. The FDIC is also monitoring the readiness of the Corporation's ATM and core processing system providers. The Corporation has determined that all infrastructure components are Year 2000 compliant, including ATM machines, safe deposit boxes, vaults, security systems, office equipment, lighting and heating and cooling systems. Using a written survey and contacts with loan officers, the Corporation is assessing the Year 2000 readiness of customers holding significant commercial loans. The Corporation has established Year 2000 compliance as a factor in its credit decisions and loan documentation.
     A central component of the Year 2000 project is customer and shareholder awareness of the issue and the steps taken by the Corporation. All branches and the Teleservices area have been educated on the Year 2000 issue. Customer concerns are being addressed using statement brochures, lobby brochures and posters. To facilitate shareholder awareness, a brochure describing the Corporation's Year 2000 effort was included in the fourth quarter 1998 report. As a public service, the Corporation informed business customers about the Small Business Administration Year 2000 hot line in commercial statements from December 1998 through January 1999.
     The cost of becoming Year 2000 compliant has been insignificant to date and management believes that the costs to complete the remaining steps will not have a material impact on future results of operations.
     Failure of the Corporation or third parties to correct Year 2000 issues could cause disruption of operations resulting in increased operating costs and other adverse effects. In addition, to the extent customers' financial positions are weakened as a result of Year 2000 issues, credit quality could be affected. It is not possible to predict with certainty all of the adverse effects that may result from a failure of the Corporation or third parties to become fully Year 2000 compliant or whether such effects could have a material impact on the Corporation.

     The costs of the project and the date on which the Corporation believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.
     On October 19, 1998, Congress enacted the Year 2000 Information and Readiness Disclosure Act (the "Act"). The purpose of the Act is (1) to promote the free disclosure and exchange of information related to Year 2000 readiness; (2) to assist in effectively and rapidly responding to Year 2000 problems; and (3) to establish uniform legal principles in connection with the disclosure and exchange of information related to Year 2000 readiness. In accordance with the Act, all Bank of Hanover communications regarding Year 2000 readiness efforts are designated as Year 2000 Readiness Disclosures.

Table 10
COMPARATIVE AVERAGE BALANCE SHEETS AND NET INTEREST INCOME/MARGIN ANALYSIS
(In Thousands, Except Ratios)
                                                                       Year-Ended December 31,
                                                1998                             1997                             1996
                                  Average               Average    Average               Average    Average               Average
                                   Balance    Interest    Rate     Balance     Interest    Rate     Balance     Interest    Rate
ASSETS
INTEREST EARNING ASSETS
   Loans (1) (2)                  $282,590    $24,241      8.58%  $265,293     $22,856      8.62%  $232,643     $20,111      8.64%
   Investment securities:
      Taxable                       86,796      5,332      6.14%    61,089       3,839      6.28%    52,702       3,179      6.03%
      Tax-exempt (2)                26,517      2,211      8.34%    19,882       1,809      9.10%    21,682       2,017      9.30%
   Federal funds sold and
      other assets                   6,495        358      5.51%     9,286         518      5.58%    16,754         903      5.39%
      TOTAL INTEREST EARNING
        ASSETS                     402,398     32,142      7.99%   355,550      29,022      8.16%   323,781      26,210      8.09%

NON-INTEREST EARNING ASSETS
   Cash and due from banks          12,675                          10,953                           10,404
   Premises and equipment            7,312                           7,045                            6,579
   Other assets                      7,782                           6,593                            5,704
   Allowance for loan losses        (3,233)                         (2,537)                          (2,322)
      TOTAL ASSETS                $426,934                        $377,604                         $344,146

LIABILITIES AND
   SHAREHOLDERS' EQUITY
INTEREST BEARING LIABILITIES
   Demand deposits                $ 33,552        446      1.33%  $ 29,062         386      1.33%  $ 27,726         416      1.50%
   Savings deposits                 19,899        411      2.07%    22,346         456      2.04%    25,943         544      2.10%
   Money market deposits            87,843      3,148      3.58%    70,577       2,377      3.37%    53,845       1,505      2.80%
   Time deposits                   171,974      9,490      5.52%   163,107       9,119      5.59%   154,489       8,577      5.55%
   Borrowed funds                   41,863      2,359      5.64%    27,959       1,603      5.73%    19,794       1,106      5.59%
      TOTAL INTEREST BEARING
        LIABILITIES                355,131     15,854      4.46%   313,051      13,941      4.45%   281,797      12,148      4.31%
NON-INTEREST BEARING
   LIABILITIES
   Demand deposits                  31,168                          27,994                           26,892
   Other liabilities                 4,663                           3,943                            3,547
   TOTAL LIABILITIES               390,962                         344,988                          312,236
SHAREHOLDERS' EQUITY                35,972                          32,616                           31,910
      TOTAL LIABILITIES AND
        SHAREHOLDERS' EQUITY      $426,934                        $377,604                         $344,146

NET INTEREST SPREAD                                        3.52%                            3.71%                            3.78%
NET INTEREST INCOME (FTE)/
   NET INTEREST MARGIN                         16,288      4.05%                15,081      4.24%                14,062      4.34%
Taxable-equivalent
   adjustment (2)                                (903)                            (703)                            (790)
NET INTEREST INCOME PER
   FINANCIAL STATEMENTS                       $15,385                          $14,378                          $13,272

(1)   Non-accrual loans have been included within this category.
(2)  The taxable-equivalent adjustment for tax-exempt assets has been computed assuming a tax rate of 34% for 1998, 1997 and 1996.

COMMON STOCK MARKET PRICES AND DIVIDENDS

     As of February 28, 1999, the approximate number of shareholders of record of the Corporation's common stock was 1,552. The accompanying table sets forth the range of bid-asked prices for the common stock and dividends declared by Hanover Bancorp, Inc. during the most recent eight quarters ended December 31, 1998. The bid price for Hanover Bancorp, Inc. common stock for the period indicated here represents inter-dealer prices without adjustment for retail mark-up, mark-down or commission and does not necessarily represent actual transactions.

Bid-Asked Prices For Common Stock And Dividends Declared
                                          1998                              1997
                              Stock Price         Cash          Stock Price       Cash
                                Range           Dividend           Range        Dividend
QUARTER ENDED
   March 31               $16.69   -  $21.00     $0.10      $12.75   -  $13.88   $ 0.09
   June 30                 19.22   -   22.50      0.10       12.75   -   13.41     0.09
   September 30            17.75   -   23.00      0.11       12.85   -   16.88     0.10
   December 31             17.00   -   20.00      0.11       15.94   -   18.00     0.10

   Stock prices and cash dividends have been adjusted retroactivley to reflect the impact of the 4 for 3 stock split effective June 1, 1998, rounded to the nearest cent.


     The Corporation expects to continue its policy of paying regular quarterly dividends although there is no assurance as to future dividends because they are dependent on future earnings, capital requirements and financial condition. The Corporation has no restrictions affecting the payment of dividends except those presented in Note 14 of the Notes to Consolidated Financial Statements.

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


F.J. Morrissey &
Co., Inc.
1700 Market Street
Suite 1420
Philadelphia, PA
19103
(800) 842-8928

Ryan, Beck & Company
220 South Orange
Avenue
Head Trader
Livingston, NJ 07039
(800) 395-7936

Janney Montgomery
Scott, Inc.
Times Building
Suburban Square
Suite 400
Ardmore, PA 19003
(800) 526-6397

Fahnestock & Co.,
Inc.
110 Wall Street
New York, NY 10005
(800) 221-5588

Monroe Securities,
Inc.
47 State Street, 2nd
Floor
Rochester, NY 14614
(800) 766-5560

Sandler O'Neill &
Partners, L.P.
Two World Trade
Center
104th Floor
New York, NY 10048
(800) 635-6860

Hopper Soliday &
Co.,  Inc.
100 Park Avenue
New York, NY 10017
(212) 922-3500

GVR Co.
One Financial Plaza
440 South La Salle
Street
Suite 3030
Chicago, IL 60605
(800) 638-8602

Hill, Thompson Magid
& Co.
15 Exchange Place,
8th Floor
Jersey City, NJ
07302
(800) 631-3083

REPORT OF INDEPENDENT AUDITORS AND INFORMATION FOR SHAREHOLDERS

REPORT OF INDEPENDENT AUDITORS

THE SHAREHOLDERS AND BOARD OF DIRECTORS
HANOVER BANCORP, INC.
     We have audited the accompanying consolidated balance sheets of Hanover Bancorp, Inc. and its wholly-owned subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanover Bancorp, Inc. and its wholly-owned subsidiary at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                             /s/ Ernst & Young LLP
Harrisburg, Pennsylvania
February 5, 1999


INFORMATION FOR SHAREHOLDERS

Dividend Reinvestment and Stock Purchase Plan
     Hanover Bancorp, Inc. offers a dividend reinvestment program whereby all shareholders of record may reinvest their dividends into additional shares of the Corporation. Information concerning this optional program is available by contacting Hanover Bancorp, Inc., 33 Carlisle Street, Hanover, Pennsylvania 17331.

Annual Meeting
     The Annual Meeting of the Shareholders of Hanover Bancorp, Inc. is scheduled to be held April 27, 1999, at 9:30 a.m. at the Hanover Country Club located on Lincolnway East, Abbottstown, Pennsylvania.

Copies of 10-K
     Copies of Hanover Bancorp, Inc.'s Form 10-K or additional copies of the Annual Report may be obtained without charge upon written request to Thomas J. Paholsky, Secretary/Treasurer, Hanover Bancorp, Inc., 33 Carlisle Street, Hanover, Pennsylvania 17331. In addition, the Securities and Exchange Commission (SEC) maintains a web site which makes available information pertaining to registrants whom file electronically with the SEC. As such, Hanover Bancorp, Inc. filings, including Form 10K, can be obtained from the SEC web site at http: // www.sec.gov.

Consolidated Balance Sheets
(in thousands, except per share data)

                                                                      Year-Ended December 31,
                                                                         1998       1997
ASSETS
  Cash and due from banks                                              $ 17,539   $ 15,643
  Federal funds sold                                                      8,635      4,075
    Cash and cash equivalents                                            26,174     19,718
  Interest bearing deposits with other banks                                 59         23
  Short-term investments                                                      -      1,596
  Investment securities:
    Available-for-sale                                                  143,202     94,814
    Held-to-maturity (market value -$1,794 and $2,868, respectively)      1,759      2,827
                                                                        144,961     97,641
  Loans:
    Commercial, financial and agricultural                               43,803     35,254
    Real estate-construction                                              5,429      5,666
    Real estate-commercial mortgage                                      44,750     34,216
    Real estate-residential mortgage                                    130,196    135,217
    Consumer                                                             65,162     67,122
                                                                        289,340    277,475
  Less: Allowance for loan losses                                        (3,405)    (2,908)
    Net loans                                                           285,935    274,567
  Premises and equipment                                                  7,236      7,016
  Accrued interest receivable                                             2,938      2,644
  Other assets                                                            2,790      3,151
     TOTAL ASSETS                                                      $470,093   $406,356


LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
  Deposits:
    Non-interest bearing                                               $ 33,827   $ 28,383
    Interest bearing                                                    330,181    301,568
                                                                        364,008    329,951
  Borrowed Funds:
    Short-term                                                           15,651     12,433
    Long-term                                                            49,136     25,452
                                                                         64,787     37,885
  Accrued interest payable                                                2,453      2,334
  Other liabilities                                                       1,468      1,490
  Dividends payable                                                         433        382
      TOTAL LIABILITIES                                                 433,149    372,042

Shareholders' Equity
  Preferred stock, $2.50 par value; authorized, 2,000,000 shares;
    no shares issued or outstanding                                           -          -
  Common Stock, $.83 par value; authorized, 9,000,000 shares;
    issued and outstanding: 1998-3,940,375 shares;
    1997-3,911,953 shares                                                 3,270      3,257
  Surplus                                                                19,144     18,687
  Accumulated other comprehensive income                                  1,204      1,652
  Retained earnings                                                      13,326     10,718
     TOTAL SHAREHOLDERS' EQUITY                                          36,944     34,314
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $470,093   $406,356

Book value per share                                                   $   9.38   $   8.77

See accompanying notes.

Consolidated Statements of Income
(in thousands, except per share data)


                                           Year-Ended December 31,
                                           1998     1997     1996
INTEREST INCOME

  Interest and fees on loans             $24,090  $22,768  $20,007
  Interest on federal funds sold             352      370      707
  Interest on short-term investments           6      148      196
  Interest on investment securities:
    Taxable                                5,332    3,839    3,179
    Tax-exempt                             1,459    1,194    1,331
                                           6,791    5,033    4,510
     TOTAL INTEREST INCOME                31,239   28,319   25,420
INTEREST EXPENSE

  Interest on deposits                    13,495   12,338   11,042
  Interest on borrowed funds               2,359    1,603    1,106
     TOTAL INTEREST EXPENSE               15,854   13,941   12,148
     NET INTEREST INCOME                  15,385   14,378   13,272
PROVISION FOR LOAN LOSSES                  1,060      910      480
     NET INTEREST INCOME AFTER PROVISION
       FOR LOAN LOSSES                    14,325   13,468   12,792

NET SECURITIES GAINS                         949      670      602

OTHER INCOME

  Trust department income                    907      751      742
  Service charges on deposit accounts      1,313    1,085      908
  Other operating income                   1,141      753      660
   TOTAL OTHER INCOME                      3,361    2,589    2,310

OTHER EXPENSE

  Salaries                                 5,697    5,198    5,075
  Employee benefits                        1,056    1,029    1,084
  Occupancy expense                          895      942      927
  Equipment expense                        1,113    1,009      906
  Marketing and advertising                  432      485      451
  Professional and service fees              954      688      570
  Other operating expense                  2,760    2,198    1,973
   TOTAL OTHER EXPENSE                    12,907   11,549   10,986
     Income before income taxes            5,728    5,178    4,718
INCOME TAXES                               1,477    1,371    1,138
     NET INCOME                          $ 4,251  $ 3,807  $ 3,580

PER SHARE DATA

  Net income - basic and diluted         $  1.08  $  0.97  $  0.88
  Cash dividends declared                   0.42     0.37     0.34

See accompanying notes.

Consolidated Statements of Shareholders' Equity
(in thousands, except shares and per share data)
                                                                                  Accumulated Other
                                                    Shares       Common              Comprehensive    Retained
                                                  Outstanding    Stock    Surplus       Income        Earnings    Total
Balance, January 1, 1996                           4,143,115    $ 3,449   $18,606      $ 1,554        $ 9,253    $32,862

Comprehensive income:
  Net income for 1996                                      -          -         -            -          3,580      3,580
  Other comprehensive income
    Change in net unrealized gains on securities
    available-for-sale, net of tax effects and
    reclassification adjustment(1)                         -          -         -         (956)             -       (956)
Comprehensive income                                                                                               2,624
Cash dividends declared: $.34 per share                    -          -         -            -          (1,390)   (1,390)
Issue of common stock                                  4,556          4        53            -               -        57
Repurchase and retirement of common stock           (188,416)      (157)        -            -          (2,455)   (2,612)

Balance, December 31, 1996                         3,959,255      3,296    18,659          598           8,988    31,541
Comprehensive income:
  Net income for 1997                                      -          -         -            -           3,807     3,807
  Other comprehensive income
    Change in net unrealized gains on securities
    available-for-sale, net of tax effects and
    reclassification adjustment (1)                        -          -         -         1,054              -     1,054
Comprehensive income                                                                                               4,861
Cash dividends declared: $.37 per share                    -          -         -             -         (1,472)   (1,472)
Issue of common stock                                  2,602          3        28             -              -        31
Repurchase and retirement of common stock            (49,904)       (42)        -             -           (605)     (647)

Balance, December 31, 1997                         3,911,953      3,257    18,687         1,652         10,718    34,314

Comprehensive income:
  Net income for 1998                                      -          -         -             -          4,251     4,251
  Other comprehensive income
    Change in net unrealized gains on securities
    available-for-sale, net of tax effects and
    reclassification adjustment (1)                        -          -         -          (448)             -      (448)
Comprehensive income                                                                                               3,803

Cash dividends declared: $.42 per share                    -          -         -             -         (1,644)   (1,644)

Cash paid in lieu of fractional shares and other        (437)       (10)        -             -              1        (9)

Issue of common stock                                 28,859         23       457             -              -       480


Balance, December 31,1998                          3,940,375    $ 3,270   $19,144       $ 1,204        $13,326   $36,944

(1) The components of other comprehensive income are shown separately in Note 10.

See accompanying notes.

Consolidated Statements of Cash Flows
(in thousands)


                                                                 Year-Ended December 31,
                                                                 1998      1997      1996
OPERATING ACTIVITIES

Net income                                                     $  4,251  $  3,807  $  3,580
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Provision for loan losses                                     1,060       910       480
    Provision for depreciation and amortization                   1,008       883       776
    Securities gains                                               (949)     (670)     (602)
    Increase in net deferred tax assets                            (200)      (27)     (166)
    (Increase) decrease in interest receivable                     (294)     (296)        7
    Increase in interest payable                                    119       218       243
    (Increase) decrease in other assets                             436      (905)      (62)
    Increase in other liabilities                                   441       135       249
    Increase (decrease) in accrued taxes                           (107)      189      (143)
    Loans originated for sale                                   (21,256)   (6,324)   (4,159)
    Proceeds from sale of loans originated for sale              19,948     5,930     4,168
      NET CASH PROVIDED BY
      OPERATING ACTIVITIES                                        4,457     3,850     4,371

INVESTING ACTIVITIES

Net increase in loans                                           (22,509)  (29,553)  (46,732)
Proceeds from sale of loans                                      11,389     6,640     5,722
Proceeds from sale of avaliable-for-sale investment securities   10,690    16,420    40,230
Proceeds from maturities of investment securities                21,710     8,288    12,279
Purchases of investment securities                              (79,450)  (43,980)  (37,526)
Proceeds from maturities of short-term investments                1,600    32,000    40,928
Purchases of short-term investments                                 (40)  (33,547)  (34,114)
Purchases of premises and equipment                              (1,228)     (824)   (2,045)
      NET CASH USED IN
      INVESTING ACTIVITIES                                      (57,838)  (44,556)  (21,258)

FINANCING ACTIVITIES

Net increase in demand deposits, NOW accounts,
  money market accounts, and savings accounts                    19,345    28,321     6,983
Net increase in certificates of deposit and other time deposits  14,712     4,626    11,787
Net increase in borrowed funds                                   26,902    13,585     1,347
Cash dividends paid                                              (1,593)   (1,447)   (1,375)
Cash paid in lieu of fractional shares                               (9)        -         -
Proceeds from issuance of common stock                              480        31        57
Repurchase and retirement of common stock                             -      (647)   (2,612)
      NET CASH PROVIDED BY
      FINANCING ACTIVITIES                                       59,837    44,469    16,187

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  6,456     3,763      (700)

Cash and cash equivalents at beginning of year                   19,718    15,955    16,655
  CASH AND CASH EQUIVALENTS AT END OF YEAR                     $ 26,174  $ 19,718  $ 15,955

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998

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

Loans: Loans for which the Corporation does not have the ability or intent to hold for the foreseeable future or until maturity are classified as held for sale. These loans are carried at the lower of cost or market value. Market value is determined by reference to secondary market pricing. Interest on loans is recognized based upon the amount of principal outstanding. The accrual of interest is generally discontinued for a loan when full collection of the principal or interest is doubtful
and a loan becomes 90 days or more past due.   Subsequent payments
received on these non-accrual loans are either applied against principal or reported as interest income, according to management's judgment as to the collection of principal. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the life of the related loan as a yield adjustment.

Allowance For Loan Losses: Management maintains the allowance at a level believed adequate to absorb potential losses in the portfolio. Factors considered in evaluating the adequacy of the allowance include potential specific losses, past loan loss experience, the volume, growth and composition of the loan portfolio and the current economic conditions and trends. The allowance is increased by provisions charged to operations and reduced by net charge-offs.
     The allowance for credit losses related to impaired loans is based on the discounted cash flows using the loans initial effective interest rate or the fair value of the collateral for certain collateral-dependent loans.

Premises And Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization, which is computed on the straight-line method. Costs related to designing software configuration and interfaces, and installing software to hardware are capitalized.

Income Taxes: The Corporation accounts for income taxes pursuant to the provisions of FASB Statement No. 109, "Accounting for Income Taxes".
Under FASB 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Use Of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Flow Information: For purposes of the statements of cash flows, the Corporation considers cash and due from banks and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods.
     Cash paid for interest and income taxes was $15,735,000 and $1,430,000, respectively, during the year-ended December 31, 1998; $13,723,000 and $1,444,000, respectively, during the year-ended December 31, 1997; and $11,905,000 and $1,217,000, respectively, during the year-
ended December 31, 1996.
     The decrease in net unrealized gains on available-for-sale securities of $448,000 (net of $231,000 in deferred tax effects) during the period ended December 31, 1998, the increase of $1,054,000 (net of $543,000 in deferred tax effects) during the period ended December 31, 1997, and the decrease of $956,000 (net of $492,000 in deferred tax effects) during the period ended December 31, 1996 are non-cash transactions for purposes of the statements of cash flows.

Reclassifications: Certain reclassifications have been made to the 1997 and 1996 financial statements and accompanying notes to conform with the 1998 presentation.

NOTE 2--RESTRICTIONS ON CASH AND DUE FROM BANK BALANCES

     The banking subsidiary is required to maintain reserve balances with the Federal Reserve Bank. The average amount of those balances for the year-ended December 31, 1998, approximated $4,729,000.

NOTE 3--INVESTMENT SECURITIES

     The following is a summary of the investment portfolio by respective security category (in thousands):

                                                                             December 31, 1998
                                                                             Gross       Gross     Estimated
                                                               Amortized   Unrealized  Unrealized    Market
                                                                  Cost       Gains       Losses      Value
AVAILABLE-FOR-SALE SECURITIES
  U.S. Treasury securities and obligations of the U.S.
    Government and its agencies                                $ 21,779    $    319    $    (15)   $ 22,083
  Obligations of states and political subdivisions               41,646       1,293        (184)     42,755
  Corporate securities                                            4,478           -        (233)      4,245
  Mortgage-backed securities                                     65,116         589        (127)     65,578
    Total debt securities                                       133,019       2,201        (559)    134,661
  Equity securities                                               8,359         641        (459)      8,541
    TOTAL AVAILABLE-FOR-SALE SECURITIES                        $141,378    $  2,842    $ (1,018)   $143,202



HELD-TO-MATURITY SECURITIES
  Obligations of states and political subdivisions             $  1,488    $     43    $      -    $  1,531
  Mortgage-backed securities                                        271           -          (8)        263
    TOTAL HELD-TO-MATURITY SECURITIES                          $  1,759    $     43    $     (8)   $  1,794


                                                                             December 31, 1997
                                                                             Gross       Gross     Estimated
                                                               Amortized   Unrealized  Unrealized    Market
                                                                  Cost       Gains       Losses      Value
AVAILABLE-FOR-SALE SECURITIES
  U.S. Treasury securities and obligations of the U.S.
    Government and its agencies                                $ 23,566    $    107    $    (15)   $ 23,658
  Obligations of states and political subdivisions               19,231         883           -      20,114
  Mortgage-backed securities                                     46,161         436         (44)     46,553
    Total debt securities                                        88,958       1,426         (59)     90,325
  Equity securities                                               3,353       1,136           -       4,489
    TOTAL AVAILABLE-FOR-SALE SECURITIES                        $ 92,311    $  2,562    $    (59)   $ 94,814


HELD-TO-MATURITY SECURITIES
  Obligations of states and political subdivisions             $  2,522    $     48    $      -    $  2,570
  Mortgage-backed securities                                        305           -          (7)        298
    TOTAL HELD-TO-MATURITY SECURITIES                          $  2,827    $     48    $     (7)   $  2,868


     The amortized cost and estimated market value of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.  (in thousands)
                                                                                                    Estimated
                                                                                        Amortized     Market
                                                                                           Cost       Value
AVAILABLE-FOR-SALE
  Due in one year or less                                                              $    6,788  $    6,837
  Due after one year through five years                                                    10,001      10,221
  Due after five years through ten years                                                    9,268       9,430
  Due after ten years                                                                      41,846      42,595
                                                                                           67,903      69,083
  Mortgage-backed securities                                                               65,116      65,578
  Equity securities                                                                         8,359       8,541
                                                                                       $  141,378  $  143,202



HELD-TO-MATURITY
  Due in one year or less                                                              $        -  $        -
  Due after one year through five years                                                         -           -
  Due after five years through ten years                                                        -           -
  Due after ten years                                                                       1,488       1,531
                                                                                            1,488       1,531
  Mortgage-backed securities                                                                  271         263
                                                                                       $    1,759  $    1,794

     Proceeds from the sale of investments in debt and equity securities during 1998, 1997 and 1996 were $10,690,000, $16,420,000 and $40,230,000, respectively. Gross gains realized on these sales were $949,000, $882,000 and $970,000, respectively. Gross losses realized on these sales were $212,000 in 1997 and $368,000 in 1996. There were no gross losses realized during 1998. Net unrealized gains on securities available-for-sale, net of the related deferred tax effects, included as a separate component of shareholders' equity, were $1,204,000 at December 31, 1998 and $1,652,000 at December 31, 1997.
     Securities, having a carrying value of $49,472,000 at December 31, 1998 and $40,667,000 at December 31, 1997 were pledged to secure public deposits, repurchase agreements and other purposes required by law.


NOTE 4--LOANS AND ALLOWANCE FOR LOAN LOSSES


     Residential mortgage loans originated for sale had a carrying value of $1,751,000 and $443,000 at December 31, 1998 and 1997, respectively.

  Transactions in the allowance for loan losses were as follows (in thousands):
                                                             1998       1997      1996
Balance at beginning of year                               $2,908     $ 2,403    $2,220
Recoveries on loans                                           208         181        63
Provision charged to operations                             1,060         910       480
Loans charged-off                                            (771)       (586)     (360)
Balance at end of year                                     $3,405     $ 2,908    $2,403

     The following table provides information relating to the Corporation's impaired loans (in thousands):
                                                                         December 31,
                                                                        1998      1997
Impaired loans with no related allowance due to write-downs           $  379     $  470
Impaired loans with a related allowance                                  537        412
  Recorded investment in impaired loans                               $  916     $  882


Impaired loans on non-accrual status                                  $  468     $  191

Allowance related to impaired loans                                   $   25     $    -

Average recorded investment in impaired loans during the period       $1,050     $  759

Related amount of interest income recognized on impaired loans        $   73     $   69
Amount of interest income on impaired loans using the cash
  basis method of accounting                                          $   10     $    -

NOTE 5--PREMISES AND EQUIPMENT

     Premises and equipment includes the following at December 31 (in thousands)

                                                                                                1998        1997
  Premises                                                                                     $6,822     $ 6,624
  Equipment                                                                                     7,080       6,089
                                                                                               13,902      12,713
  Less accumulated depreciation and amortization                                               (6,666)     (5,697)
                                                                                               $7,236     $ 7,016

     The Corporation recognized depreciation and amortization expense of $1,008,000, $883,000 and $776,000 for 1998, 1997 and 1996, respectively.
     The Corporation and its subsidiary occupy certain facilities under lease arrangements and lease certain equipment. Rentals amounted to $294,000, $295,000 and $369,000 in 1998, 1997 and 1996, respectively.
Minimum annual rental commitments at December 31, 1998, under noncancelable leases, principally for real estate and equipment, are payable as follows (in thousands):

                                                                                              Annual Rental
                                                                                               Payments
  1999                                                                                         $   265
  2000                                                                                             270
  2001                                                                                             274
  2002                                                                                             265
  2003                                                                                             278
  2004 and thereafter                                                                            2,178
    Total minimum lease payments                                                               $ 3,530

NOTE 6--SHORT-TERM BORROWINGS

     Short-term borrowings and rates outstanding at December 31, 1998 and 1997 are summarized as follows
(in thousands, except percentages):
                                                          1998                  1997
Securities sold under repurchase agreements        $13,227       4.01%   $  9,915     4.87%
FHLB borrowings                                      1,317       7.30%        796     5.94%
Other                                                1,107       4.12%      1,722     4.59%
                                                   $15,651       4.29%   $ 12,433     4.90%

     The securities sold under repurchase agreements represent collateral to the lending party and are primarily U.S. Treasury and agency securities. These securities are maintained under the Corporation's control.



NOTE 7--LONG-TERM BORROWINGS

The following table presents the annual maturities and weighted average rates of long-term borrowings at December 31, 1998
(In Thousands):
                                           Annual          Weighted
                                         Maturities      Average Rate
        2000                             $     948           6.98%
        2001                                 3,820           6.24%
        2002                                18,152           5.88%
        2003                                 1,216           6.74%
        2004 and thereafter                 25,000           5.21%
                                         $  49,136           5.61%


     The Bank utilizes the services of the Federal Home Loan Bank of Pittsburgh (FHLB) by periodically borrowing funds to manage interest rate risk and to provide match funding for specific loan and investment activities. The advances are fully collateralized as specified by the FHLB. Qualifying collateral includes U.S. Treasury, agency and mortgage-backed securities and residential real estate loans. The carrying value of the eligible collateral pledged at December 31, 1998 was $105,295,000 and $107,222,000 at December 31, 1997. These advances are subject to restrictions or penalties related to prepayment.
     Interest expense on long-term borrowings was $1,808,000, $1,059,000 and $511,000 during 1998, 1997 and 1996, respectively.
     Included in long-term borrowings at December 31, 1998, were $2.4 million of amortizing advances with remaining amortization periods ranging from 51 to 141 months and final maturities through 2003. Also, $43.0 million of advances had conversion features whereby the FHLB may convert the advances to variable rates with subsequent quarterly resets. Upon conversion, the Corporation has the option of putting the advances back to the FHLB. The conversion features extend between 1 and 83 months from December 31, 1998, and the advances have final maturities through 2008.
At December 31, 1998, all advances had fixed rates of interest.

NOTE 8--SHAREHOLDERS' EQUITY

     On April 17, 1998, the Board of Directors declared a 4 for 3 stock split payable June 1, 1998, to shareholders of record May 1, 1998.
Related to this split, the Board of Directors also approved an amendment to the Articles of Incorporation to increase the number of authorized shares of common stock from 6,750,000 shares to 9,000,000 shares and to reduce the par value per share from $1.11 to $.83. All per share data was retroactively adjusted to reflect these actions.
     The Corporation maintains a dividend reinvestment plan which allows existing shareholders to reinvest cash dividends into additional shares of the Corporation's common stock. The Corporation has reserved 130,000 shares of common stock for issuance under this plan. As of December 31, 1998, 96,267 shares were available.
     The Bank offers shares of the Corporation's stock as one of several investment options in its defined contribution 401(k) plan. The Corporation has reserved 25,000 shares of common stock for issuance to participants in the 401(k) plan. As of December 31, 1998, 21,045 shares were available.
     The Corporation also maintains an employee stock purchase plan.
This plan is intended to encourage employees of the Corporation and its subsidiary to acquire a stake in the future of the Corporation. The plan provides for the purchase of stock at 90% of the fair market value. The Corporation has reserved 63,000 shares of common stock for issuance under the plan. As of December 31, 1998, 49,855 shares were available.
     The Corporation adopted an omnibus stock plan effective January 15, 1993. This plan is intended to provide incentive compensation opportunities for selected officers and key employees of the Corporation and its subsidiary. The Corporation has reserved 252,000 shares of common stock for issuance pursuant to awards under this plan which must be granted within ten years from the effective date. As of December 31, 1998, 138,775 shares were available for the granting of additional awards.
 To date, only awards of stock options have been made from the plan.
     Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock Based Compensation", became effective in 1996. This statement encourages companies to recognize compensation expense for stock-based awards based on their fair value. The statement allows companies to continue to follow the existing intrinsic value method under Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees", with the requirement that disclosures be provided which present pro forma net income and earnings per share, had the new fair value method been used. The Corporation has elected to continue to follow APB 25 to account for its employee stock purchase plan and employee stock options. No compensation expense was recognized under APB 25 for these plans.
     The pro forma compensation expense for employee stock options under the fair value method was determined with the aid of a Black-Scholes
option pricing model.   This option pricing model, like other models,
requires the input of subjective assumptions. The weighted-average assumptions for 1998, 1997 and 1996, respectively, were: risk free interest rates of 4.87%, 5.77% and 6.25%; dividend yields of 2.48%, 2.30% and 2.57%; volatility factors of .146, .134 and .132; and a weighted average expected life of ten years. For purposes of pro forma disclosures, the discount related to the shares issued is considered compensation expense, whereas the estimated fair value of the options is amortized to expense over the options' vesting period. Furthermore, these disclosures are required to be applied prospectively from 1995.
Therefore, the initial impact on pro forma net income may not be representative of future compensation expense since the impact of option awards prior to 1995 are not considered.

     The Corporation's pro forma information for the years-ended December 31 is as follows (in thousands, except per share data):
                                                                                1998       1997       1996
Pro forma net income                                                         $  4,169   $  3,762   $  3,551
Pro forma net income per share-basic and diluted                             $   1.06   $   0.96   $   0.88

     A summary of the Corporation's stock option activity, and related information is as follows:
                                                    1998                   1997                   1996
                                                       Weighted-             Weighted-             Weighted-
                                                        Average               Average               Average
                                                       Exercise              Exercise              Exercise
                                            Options      Price     Options     Price     Options     Price
Outstanding at beginning of year            97,555     $15.30       61,481   $  14.19     62,430   $  14.23
Granted                                     30,193      17.31       42,616      16.74      7,040      13.90
Exercised                                  (13,903)     14.37            -        -            -          -
Forfeited                                  (14,523)     16.48       (6,542)     14.23     (7,989)     14.23

Outstanding at end of year                  99,322     $15.87       97,555   $  15.30     61,481   $  14.19

Exercisable at end of year                  34,289     $14.20       24,897   $  14.38          -
Weighted-average fair value of
  options granted during the year          $  3.82                $   4.35              $   3.55

     Options granted under the plan have ten-year terms and vest and become fully exercisable at the end of three years of continued employment. Exercise prices for options outstanding as of December 31, 1998 ranged from $13.88 to $17.38. The weighted average remaining contractual life of those options is 8.31 years.

     The following table sets forth capital ratios for the Corporation and its bank subsidiary at December 31:

                                                                                          1998       1997
HANOVER BANCORP, INC.
  Tier 1 capital to risk-adjusted assets                                                 12.02%     12.47%
  Total capital to risk-adjusted assets                                                  13.16%     13.58%
  Leverage ratio                                                                          8.04%      8.19%

BANK OF HANOVER AND TRUST COMPANY
  Tier 1 capital to risk-adjusted assets                                                 10.43%     10.82%
  Total capital to risk-adjusted assets                                                  11.60%     11.93%
  Leverage ratio                                                                          6.93%      7.09%

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

NOTE  9--NET INCOME PER SHARE

     The computation of basic and diluted net income per share is as follows:
                                                                             Year-Ended December 31,
                                                                      1998              1997             1996
NUMERATOR:
  Numerator for basic and diluted
    net income per share-net income                               $4,251,000         $3,807,000       $3,580,000

DENOMINATOR:
  Denominator for basic net income per share-
    weighted average shares outstanding                            3,933,587          3,930,705        4,057,396

  Effect of dilutive securities:
    Employee stock options                                            17,959                731                -

  Denominator for diluted net income per share-
    adjusted weighted average shares outstanding                   3,951,546          3,931,436        4,057,396

  Basic net income per share                                      $     1.08         $     0.97       $     0.88
  Diluted net income per share                                    $     1.08         $     0.97       $     0.88


     For additional disclosures regarding the outstanding employee stock options, see Note 8. The weighted average shares outstanding have been retroactively restated to reflect the stock split.
     Options to purchase 63,885 shares at $14.22 per share per share were outstanding during 1996, but were not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market prices of the common shares and, therefore, the effects would be antidilutive.

Note 10--OTHER COMPREHENSIVE INCOME


     The components of other comprehensive income are as follows (in thousands):
                                                  Before-Tax    Tax     Net-of-Tax
                                                   Amount     Effects    Amount
Year-ended December 31, 1996

  Change in net unrealized gains on securities
    available-for-sale                            $    (846) $    (287) $    (559)
  Less: reclassification adjustment for net gains
    realized in net income                             (602)      (205)      (397)
  Other comprehensive income                         (1,448)      (492)      (956)


Year-ended December 31, 1997

  Change in net unrealized gains on securities
    available-for-sale                                2,267        771      1,496
  Less: reclassification adjustment for net gains
    realized in net income                             (670)      (228)      (442)
  Other comprehensive income                          1,597        543      1,054


Year-ended December 31, 1998

  Change in net unrealized gains on securities
    available-for-sale                                  270         92        178
  Less: reclassification adjustment for net gains
    realized in net income                             (949)      (323)      (626)
  Other comprehensive income                      $    (679) $    (231) $    (448)


NOTE 11--INCOME TAXES

     The significant components of the Corporation's deferred tax assets and liabilities as of December 31, 1998 and 1997, respectively, which are included in other assets in 1998, and other liabilities in 1997, are as follows (in thousands):
                                                          1998      1997
DEFERRED TAX ASSETS
  Loan loss reserve                                    $   901     $  732
  Deferred loan fees                                        96        135
  Deferred compensation                                    212        220
  Other                                                     43         31
    Total deferred tax assets                            1,252      1,118

DEFERRED TAX LIABILITIES
  Net unrealized securities gains                          620        851
  Depreciation                                             198        192
  Accretion                                                 80         63
  Pension                                                    -         67
  Other                                                    103        125
    Total deferred tax liabilities                       1,001      1,298
      Net deferred tax assets (liabilities)            $   251     $ (180)

     The provision for income taxes included in the accompanying Statements of Income consists of the following (in thousands):

                                                          1998      1997     1996
Current                                                $  1,660    $1,502   $1,244
Deferred                                                   (183)     (131)    (106)
                                                       $  1,477    $1,371   $1,138

     A reconciliation of the federal statutory corporate income tax rate to the Corporation's effective tax rate is as follows:
                                                          1998      1997    1996
Federal statutory tax rate                               34.0 %    34.0 %   34.0 %
Tax-exempt interest income                              (10.3)%    (8.8)%  (10.3)%
Other                                                     2.1 %     1.3 %    0.4 %
Effective tax rate                                       25.8 %    26.5 %   24.1 %

     Income taxes applicable to realized net securities gains included in the provision for income taxes totaled $323,000 in 1998, $228,000 in 1997 and $205,000 in 1996.


NOTE 12--RETIREMENT PLANS

     The Bank provides a defined contribution 401(k) plan to all employees who have completed at least one year of employment as defined in the plan and are 21 years of age. In each pay period a participant may elect to defer up to 15% of base salary/wages for contribution to the plan up to the maximum allowable contribution as established by the Internal Revenue Service. The Bank matches, in cash, 50% of the participant's contribution up to 4% of the participant's base salary/wages. Beginning in 1996, the Bank started making a discretionary annual contribution to all eligible employees. The Corporation's expense for the defined contribution plan, including the discretionary contribution, was $212,000, $205,000 and $177,000 in 1998, 1997 and 1996, respectively.
     The Bank's defined benefit pension plan was curtailed on January 19, 1996. Under the curtailment, pension benefits were frozen as of March 31, 1996. On September 16, 1996, approximately two-thirds of the plan's benefit obligation was settled via the purchase of annuity contracts. The Plan was administered in frozen status until the termination date of July 24, 1998. As of December 31, 1998, all benefit obligations were settled through the distribution of plan assets.
     In 1996, as a result of the plan curtailment and the partial settlement, the Corporation recognized a curtailment gain and a settlement loss. In 1998, as a result of the termination and final settlement, a settlement loss was recognized. These events were accounted for in accordance with Financial Accounting Standards Board Statement No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits".

    The following table sets forth the plan's funded status and amounts recognized in the Corporation's balance sheet at December 31, 1998 and 1997 (in thousands):
                                                                                         1998      1997
Change in benefit obligation
Benefit obligation at beginning of year                                                 $1,041   $   988
Interest cost                                                                               73        73
Actuarial loss                                                                              93        48
Allocation of surplus to plan participants                                                  13       -
Benefits paid                                                                           (1,220)      (68)
Benefit obligation at end of year                                                          -       1,041

Change in plan assets
Fair value of plan assets at beginning of year                                           1,174     1,142
Actual return on plan assets                                                                46       100
Benefits paid                                                                           (1,220)      (68)
Fair value of plan assets at end of year                                                   -       1,174

Funded status                                                                              -         133
Unrecognized net actuarial loss                                                            -         119

    Prepaid benefit cost                                                                $  -     $   252

                                                                                Year-Ended December 31,
                                                                                1998     1997      1996
Components of net periodic benefit cost
Interest cost                                                                  $   73   $   73   $   166
Actual return on plan assets                                                      (46)    (100)      (92)
Net amortization and deferral                                                     (36)      21       (88)
    Net periodic pension cost before curtailment and settlement                    (9)      (6)      (14)
Curtailment gain                                                                  -        -         (81)
Settlement loss                                                                   261      -         138
    Net pension cost after curtailment and settlement                          $  252   $   (6)  $    43


     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligations was 7% at December 31, 1997. The expected long-term rate of return on plan assets was 7% in 1997. Plan assets were invested primarily in mutual funds, common stocks, U.S. Government securities and certificates of deposit.


NOTE 13--RELATED PARTY TRANSACTIONS

     The Corporation's subsidiary has granted loans to the officers and directors of the Corporation and its subsidiary and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection. The aggregate dollar amount of these loans was $4,037,000 and $2,751,000 at December 31, 1998 and 1997,
respectively. During 1998, $1,078,000 of new loans were made, repayments totaled $510,000 and there was a net increase of $718,000 due to changes in individuals considered as related parties.
     In addition, the Corporation's subsidiary has securities sold under repurchase agreements to the directors of the Corporation and its subsidiary and to their associates. Related party securities sold under repurchase agreements are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons. The aggregate dollar amount of these agreements was $5,218,000 and $3,448,000 at December 31, 1998 and 1997, respectively.

NOTE 14--HANOVER BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION (in thousands)

                                                                                          December 31,
BALANCE SHEETS                                                                          1998        1997
ASSETS
  Cash                                                                               $   134     $    736
  Investment securities:
    Available-for-sale                                                                 5,821        3,172
  Accrued interest receivable                                                              2           11
  Other assets                                                                             -        2,160
  Investment in Bank of Hanover and Trust Company                                     31,568       29,127
      TOTAL ASSETS                                                                   $37,525     $ 35,206

LIABILITIES AND SHAREHOLDERS' EQUITY
  Liabilities
    Other liabilities                                                                $   148     $    510
    Dividends payable                                                                    433          382
      TOTAL LIABILITIES                                                                  581          892
  Shareholders' Equity:
    Common stock                                                                       3,270        3,257
    Surplus                                                                           19,144       18,687
    Accumulated other comprehensive income                                             1,204        1,652
    Retained earnings                                                                 13,326       10,718
      TOTAL SHAREHOLDERS' EQUITY                                                      36,944       34,314
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     $37,525     $ 35,206

                                                                                 Year-Ended December 31,
STATEMENTS OF INCOME                                                            1998       1997      1996
INTEREST INCOME
  Interest on investment securities:
    Taxable                                                                    $   64     $   60    $   55
    Tax-exempt                                                                     13         29        57
      TOTAL INTEREST INCOME                                                        77         89       112
NET SECURITIES GAINS                                                              725        526       363
OTHER EXPENSE
  Other operating expense                                                         135        130        95
  Income before applicable income taxes and equity in undistributed
    income of subsidiary                                                          667        485       380
INCOME TAXES                                                                      248        169        86
  Income before equity in undistributed income of subsidiary                      419        316       294

EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY
  Bank of Hanover and Trust Company                                             3,832      3,491     3,286
      NET INCOME                                                               $4,251     $3,807    $3,580

                                                                                Year-Ended December 31,
STATEMENTS OF CASH FLOWS                                                       1998       1997       1996
OPERATING ACTIVITIES
  Net income                                                                 $ 4,251    $ 3,807    $ 3,580
    Adjustments to reconcile net income to
     net cash provided by operating activities:
       Net securities gains                                                     (725)      (526)      (363)
       (Increase) decrease in interest receivable                                  9         (1)        20
       Increase (decrease) in other liabilities                                  124        (10)         2
       Increase (decrease) in accrued taxes                                     (201)       146         11
       Equity in undistributed income of subsidiary                           (3,832)    (3,491)    (3,286)
         NET CASH USED IN OPERATING ACTIVITIES                                  (374)       (75)       (36)


INVESTING ACTIVITIES
  Proceeds from sales of available-for-sale investment securities              1,273      1,230      2,666
  Proceeds from maturities of investment securities                              200          -          -
  Purchases of investment securities                                          (4,239)      (894)      (348)
  Cash dividends received from subsidiary                                      3,660      1,677      1,371
     NET CASH PROVIDED BY INVESTING ACTIVITIES                                   894      2,013      3,689


FINANCING ACTIVITIES
  Cash dividends paid                                                         (1,593)    (1,447)    (1,375)
  Cash paid in lieu of fractional shares                                          (9)         -          -
  Proceeds from issuance of common stock                                         480         31         57
  Repurchase and retirement of common stock                                        -       (647)    (2,612)
     NET CASH USED IN FINANCING ACTIVITIES                                    (1,122)    (2,063)    (3,930)

DECREASE IN CASH                                                                (602)      (125)      (277)
Cash at beginning of year                                                        736        861      1,138
CASH AT END OF YEAR                                                          $   134    $   736    $   861


     The Corporation relies on dividends from Bank of Hanover and Trust Company to fund dividends paid to shareholders of the Corporation. Under Pennsylvania statutes, the Bank is restricted, unless prior regulatory approval is obtained, in the amount of dividends which it may declare in relation to its accumulated profits, less any required transfer to surplus. At December 31, 1998, retained earnings of the Bank available for dividends were $21,670,000. These restrictions have not had, nor are they expected to have any impact on the Corporation's dividend policy. Other regulatory restrictions limit the ability of the Bank to transfer net assets to the Corporation. At December 31, 1998, these restricted net assets amounted to $7,783,000.

NOTE 15--FAIR VALUE OF FINANCIAL INSTRUMENTS
(in thousands)


                                                                           December 31,
                                                                 1998                       1997
                                                        Carrying       Fair        Carrying       Fair
                                                         Amount        Value        Amount        Value
FINANCIAL ASSETS
  Cash and short-term investments                      $ 26,233     $ 26,233       $ 21,337     $ 21,337
  Investment securities                                 144,961      144,996         97,641       97,682
  Loans                                                 289,340                     277,475
    Less: Allowance for loan losses                      (3,405)                     (2,908)
  Net loans                                             285,935      293,749        274,567      278,959
      TOTAL FINANCIAL ASSETS                           $457,129     $464,978       $393,545     $397,978

FINANCIAL LIABILITIES
  Deposits                                             $364,008     $367,016       $329,951     $330,226
  Short-term borrowings                                  15,651       15,651         12,433       12,433
  Long-term borrowings                                   49,136       51,380         25,452       25,698
      TOTAL FINANCIAL LIABILITIES                      $428,795     $434,047       $367,836     $368,357

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

Deposits: The fair values disclosed for non-maturity deposits (e.g., interest and non-interest checking, passbook savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates based on U.S. Government security yields to a schedule of aggregated expected maturities on time deposits.

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

Off-balance sheet items: The estimated fair value of off-balance sheet instruments, such as commitments to extend credit and standby letters of credit, are based on fees currently charged to enter into similar agreements. Generally, fees charged on standby letters of credit and selected commitments to extend credit, principally commercial loans, are not considered material.


NOTE 16--COMMITMENTS

     As of December 31, 1998, the Bank had commitments outstanding to extend credit totaling $58,363,000 and commitments under outstanding standby letters of credit totaling $2,783,000. Credit commitments generally require the customers to maintain certain credit standards and are funded at rates and terms prevailing at the time of extension. Management does not anticipate any material losses as a result of these credit commitments.


NOTE 17--CONCENTRATIONS OF CREDIT RISK

     Most of the Corporation's business activity, including loans and loan commitments, is with customers located within York and Adams Counties, Pennsylvania, where it has full service branches. The Corporation's commercial, consumer and mortgage portfolios are principally to borrowers in this market area and are generally collateralized. The commercial loan portfolio is well diversified with no industry comprising greater than 10% of total loans outstanding.

NOTE 18--ACCOUNTING CHANGES

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 130, "Reporting Comprehensive Income". The focus of this statement is to establish standards for reporting and displaying comprehensive income and its components in the financial statements. The new standard is effective for fiscal years beginning after December 15, 1997. These disclosure requirements can be found in the Consolidated Statements of Shareholders' Equity and Note 10.
     In June 1997, FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information". This statement establishes standards for the reporting of financial information from operating segments in annual and interim financial statements. It requires that segment financial information be reported on the basis that it is reported internally. FASB 131 is effective for fiscal years beginning after December 15, 1997. Management does not currently utilize discrete financial information to assess the performance of individual operating segments. However, a profitability management system is currently under development and will provide a means to further assess this reporting standard. Possible future implementation of these disclosure requirements will have no impact on the Corporation's financial condition or results of operations.
     In February 1998, FASB issued Statement No. 132, "Employer's Disclosure about Pensions and Other Postretirement Benefits" effective for fiscal years beginning after December 15, 1997. This statement revised the disclosure requirements of previous related FASB statements but does not change the measurement or recognition standards for those plans. Required disclosures for the Corporation's retirement plans are contained in Note 12. These disclosure requirements have not had an impact on the Corporation's liquidity, capital resources or results of operations.

     In June 1998, FASB issued Statement No 133, "Accounting for Derivative Instruments and Hedging Activities". This statement requires the recognition of derivative instruments as assets or liabilities, measured at fair value. This standard is effective for fiscal years beginning after June 15, 1999. The Corporation is not currently involved in any transactions which fall under the definitions of this standard, therefore it is not expected to have an impact on its liquidity, capital resources or results of operations.
     In October 1998, FASB issued Statement No. 134, "Accounting for Mortgage Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise". This statement amends FASB Statement No. 65, "Accounting for Certain Mortgage Banking Activities" to require that after the securitization of mortgage loans, the classification of the resulting mortgage-backed securities be based on the ability and intent to sell or hold the securities. This standard is effective for the first fiscal quarter beginning after December 15, 1998. The Corporation is not currently involved in any transactions which fall under the definitions of this standard, therefore it is not expected to have an impact on the Corporation's liquidity, capital resources or results of operations.


Note 19--Quarterly Financial Information (unaudited)

The following is a summary of the Corporation's quarterly results (in thousands, except per share data):
                                                                                            Full
                                                       First   Second    Third   Fourth     Year
1998
  Interest income                                     $7,477   $7,804   $7,976   $7,982   $31,239
  Interest expense                                     3,732    3,933    4,113    4,076    15,854
  Net interest income                                  3,745    3,871    3,863    3,906    15,385
  Provision for loan losses                              445      210      210      195     1,060
  Net securities gains                                   348      384      142       75       949
  Other income                                           728      814      807    1,012     3,361
  Other expense                                        3,094    3,455    3,134    3,224    12,907
  Income taxes                                           341      371      379      386     1,477
  Net income                                             941    1,033    1,089    1,188     4,251

  Net income per share-basic and diluted                0.24     0.26     0.28     0.30      1.08

1997
  Interest income                                     $6,607   $6,917   $7,247   $7,548   $28,319
  Interest expense                                     3,132    3,346    3,619    3,844    13,941
  Net interest income                                  3,475    3,571    3,628    3,704    14,378
  Provision for loan losses                              150      150      180      430       910
  Net securities gains                                    65      129       89      387       670
  Other income                                           592      614      674      709     2,589
  Other expense                                        2,825    2,914    2,895    2,915    11,549
  Income taxes                                           287      328      344      412     1,371
  Net income                                             870      922      972    1,043     3,807

  Net income per share-basic and diluted                0.22     0.23     0.25     0.27      0.97