Form 10-K, Exhibit 13
period 1999-12-31
HANOVER BANCORP INC
filed 2000-03-17
CIK 713094

EXHIBIT 13

EXCERPTS FROM THE 1999 ANNUAL REPORT TO SHAREHOLDERS

NATURE OF THE BUSINESS

        Hanover Bancorp, Inc., a Pennsylvania business corporation, is a one-bank holding company with headquarters in Hanover, Pennsylvania. Bank of Hanover and Trust Company, the corporation's wholly-owned subsidiary, was incorporated in 1835 and is Hanover's oldest financial institution. The corporation's full service commercial banking business, including trust and investment services, is conducted through this subsidiary, which operates eleven full service branch offices in York and Adams Counties, Pennsylvania, a drive-up location at the bank's TeleServices Center and a trust and investment office in a local retirement community. Hanover Bancorp's income is derived primarily from the operations of Bank of Hanover and Trust Company. HOVB Investment Co., a wholly-owned subsidiary of the corporation, was incorporated in Delaware in 1999. It's principal activity is the holding of and investing in equity securities.

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except ratios, per share data and statistics)
                                     Year-Ended December 31,
                                       1999      1998      1997      1996      1995
BALANCE SHEET
  Loans                               $298,975  $289,340  $277,475  $254,573  $213,869
  Total assets                         503,924   470,093   406,356   356,129   337,222
  Deposits                             396,509   364,008   329,951   297,004   278,234
  Shareholders' equity - core (1)       37,767    35,740    32,662    30,943    31,308
  Shareholders' equity - total          32,748    36,944    34,314    31,541    32,862
  Total average assets                 487,956   426,934   377,604   344,146   321,949
  Total average equity                  35,451    35,972    32,616    31,910    30,602

EARNINGS DATA
  Interest income                     $ 33,909  $ 31,239  $ 28,319  $ 25,420  $ 23,892
  Interest expense                      17,817    15,854    13,941    12,148    11,409
  Net interest income                   16,092    15,385    14,378    13,272    12,483
  Provision for loan losses                640     1,060       910       480       360
  Other income                           3,903     3,361     2,589     2,310     2,014
  Other expenses                        13,661    12,907    11,549    10,986    10,201
  Net income                             4,746     4,251     3,807     3,580     3,556
  Return on average assets                0.97%     1.00%     1.01%     1.04%     1.10%
  Return on average equity - core  (1    12.79%    12.32%    11.92%    11.41%    11.75%
  Return on average equity - total       13.39%    11.82%    11.67%    11.22%    11.62%
  Efficiency ratio (3)                   64.22%    64.40%    65.36%    67.10%    65.97%
CAPITAL
  Equity to assets (average)              7.27%     8.43%     8.64%     9.27%     9.51%
  Leverage ratio                          7.29%     8.04%     8.19%     8.79%     9.54%
  Cash dividends declared             $  1,799  $  1,644  $  1,472  $  1,390  $  1,274
  Dividend payout ratio                  37.91%    38.67%    38.67%    38.83%    35.83%

ASSET QUALITY
  Nonperforming assets to total loans     0.31%     0.35%     0.35%     0.21%     0.17%
  Allowance to nonperforming assets        403%      333%      302%      443%      597%

PER COMMON SHARE DATA (2)
  Net income - basic and diluted      $   1.21  $   1.08  $   0.97  $   0.88  $   0.86
  Cash dividends declared                 0.46      0.42      0.37      0.34      0.31
  Book value - core equity  (1)           9.73      9.07      8.35      7.82      7.56
  Book value - total equity               8.43      9.38      8.77      7.97      7.93
  Market value                           14.88     17.38     17.06     13.88     14.06

STATISTICS
  Full service branch offices               11        10        10        11        11
  Employees (full time equivalents)        198       196       202       205       198

Certain reclassifications have been made in order to present a more accurate year-to-year comparison
(1)  Core equity includes all equity accounts except accumulated other comprehensive income.
(2)  All per common share data has been adjusted to give retroactive effect to the 4 for 3 stock split paid in June 1998 and the 3 for 2 stock split paid in April 1995.
(3)  Excluding the non-recurring expense related to the pension plan termination in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following pages contain "Management's Discussion and Analysis" of Hanover Bancorp, Inc.'s 1999 results of operations and financial condition, including comparison with prior year's results and identification of possible risks and trends. This review should be read in conjunction with the consolidated financial statements and related notes beginning on page 38.


SUMMARY OF EARNINGS AND FINANCIAL CONDITION

        The year of 1999 was a successful year of financial performance for Hanover Bancorp, Inc. The corporation met or exceeded goals for accelerating growth in both earnings per share and return on equity. Total assets exceeded the $500 million mark, further leveraging the capital base through the combination of loan and deposit growth and implementation of investment strategies. Asset quality measures remained relatively strong, evidencing a disciplined approach to growth. The corporation remains well capitalized with risk-adjusted core capital and total capital ratios above regulatory minimums.


RESULTS OF OPERATIONS

Net Income
        Net income for 1999 was $4.7 million, an increase of $495,000 or 11.6% from 1998. Earnings per share (EPS) was $1.21, an increase $.13 or 12.0% from $1.08 in 1998. Return on average equity (ROE) was 12.79% in 1999 versus 12.32% in 1998, computed using core equity (total equity excluding accumulated other comprehensive income). These increases were driven primarily by continued growth in total revenues, combining traditional balance sheet growth with an expanding base of fee revenue generating products and services.


Net Interest Income

        Net interest income continues to be the largest component of the corporation's operating revenues, contributing over 80% of total operating revenues. A portion of the corporation's interest income is tax-exempt, therefore it is more appropriate to analyze net interest income on a fully taxable equivalent basis. This basis adjusts tax free income to an amount that would have been earned if the income were fully taxable. Table 10 reconciles net interest income shown in the financial statements to a fully tax equivalent basis.
        Net interest income increased by $1.1 million or 6.6% on a fully taxable equivalent basis in 1999. This change in net interest income is the result of variations in both the balances of earning assets and interest bearing liabilities as well as the average rates received on earning assets and average rates paid on interest bearing liabilities. The impact of changes in the balances of earning assets and interest bearing liabilities are referred to as volume variances, while the impact of changes in average rates received or paid are referred to as rate variances. Table 1 summarizes these variances.
        The positive volume variance of $1.5 million reflects the $61.7 million growth in the average volume of earning assets, resulting from loan and deposit growth and increased investment security activity, as further discussed under
the headings for these balance sheet categories.   While this growth has
positively impacted net interest income, it has also contributed to the continued decline in net interest margin, as the following explains.

        Net interest margin dropped 31 basis points from 1998 to 3.74%. The general interest rate environment has contributed in large part to the shrinking margin. While favorable economic conditions, namely moderate growth and the low threat of inflation, support a generally positive business climate, they contribute to an interest rate environment which is challenging in terms of net interest margin. The treasury yield curve continued to be relatively flat in 1999 compared to historic standards. This flatness is measured by reference to the shortest maturity (3 months) and the longest maturity (30 years) on the yield curve. The difference or spread between these two maturity points averaged 88 basis points in 1998 and 1999, compared to 140 basis points from
1995 to 1997, and 331 basis points from 1991 to 1994.   While the corporation
has grown in this environment, the growth has been at narrower spreads between assets and liabilities and thus has had a cumulative negative impact on net interest margin. This is most clearly evidenced in the investment activity conducted over the past several years which was funded by Federal Home Loan Bank of Pittsburgh borrowings. While these transactions were completed at relatively narrow spreads, they have generated additional net interest income and have thus positively impacted profitability.
        Of further note in analyzing net interest income are the rate variances outlined in Table 1. The long term trend in generally declining interest rates was halted in mid-1999 as the market anticipated a change in Federal Reserve monetary policy. Despite this change in the second half of 1999, the results for the year reflected a decline in the yield earned on assets of a greater degree than the rate paid on liabilities. Historically low levels of interest rates brought about significant refinancing activity in 1998 which resulted in accelerated prepayments of loans and investments and the impact continued to carry over into 1999 results. Also, though rates generally declined on new deposits through the first part of 1999, the continued shift of the funding base to relatively higher rate sources caused the overall cost of funds to decline less than the yield on earning assets.

Table 1
VOLUME - RATE ANALYSIS
(in thousands)
                                          1999 Compared to 1998         1998 Compared to 1997
                                          Increase (Decrease) Due To    Increase (Decrease) Due To
                                            Volume     Rate      Net      Volume     Rate      Net
INTEREST EARNING ASSETS
  Loans                                    $  912    $ (916)   $   (4)   $1,484    $  (99)   $1,385
  Investment securities                     2,654       (99)    2,555     2,164      (269)    1,895
  Federal funds sold and other                528       (36)      492      (154)       (6)     (160)
    TOTAL INTEREST INCOME                   4,095    (1,052)    3,043     3,494      (374)    3,120

INTEREST BEARING LIABILITIES
  Interest bearing demand deposits             93        (1)       92        60         -        60
  Savings deposits                            (22)        2       (20)      (50)        5       (45)
  Money market deposits                       361       (91)      270       611       160       771
  Time deposits                             1,067      (453)      614       491      (120)      371
  Borrowed funds                            1,111      (104)    1,007       784       (28)      756
    TOTAL INTEREST EXPENSE                  2,610      (647)    1,963     1,895        18     1,913
      NET INTEREST INCOME (FTE)            $1,485    $ (405)   $1,080    $1,599    $ (392)   $1,207

Tax-exempt income is on a fully taxable equivalent basis using a tax rate of 34% for 1999, 1998 and 1997.  The change in interest due to both volume and rate has been allocated proportionately between volume and rate based on the absolute dollar amounts of the change in each.

Provision For Loan Losses

        The corporation's loan loss provision during 1999 was $640,000, a decrease of $420,000 from 1998. The level of the provision and the decrease from the prior year reflects a decrease in net charge-offs from 1998 of $219,000, as well as the evaluation of numerous factors focused on maintaining a loan loss allowance that adequately reflects the risk inherent in the loan portfolio. The loan loss allowance and asset quality measures are more fully discussed in the Risk Management section that follows.

Net Securities Gains

        Net securities gains totaled $384,000 in 1999, a decrease of $565,000 from 1998. Gains on sales of equity securities comprised $373,000 of this total in 1999 versus $876,000 for 1998. These gains resulted from sales from the corporation's financial sector stock holdings. Management realized gains on holdings where valuations were considered excessive or to have reached peak levels. The corporation holds these equity securities primarily for their potential long-term market appreciation as the dividend yields are significantly less than those of alternative debt securities. Accordingly, management views the gains from these holdings as the realization of deferred investment income. In addition, gains for the year included $11,000 realized through debt securities sales executed as part of ongoing portfolio and balance sheet management strategies. In 1998, $73,000 in net gains were realized from debt securities sales. All sales resulting in gains or losses were from available-for-sale securities.

Other Income

        Other fee-based income has been an area of strategic focus and is progressively making a more significant contribution to the corporation's profitability. During 1999 other income increased $542,000 or 16.1%. Trust and investment services income increased $173,000 or 17.6% in 1999 in part due to the growth in assets under management of 16.8%. The corporation continues to strategically position this division with personnel, technology, and marketing initiatives to provide investment management products and services to businesses and individuals. Deposit service charges grew by $332,000 or 25.3%. This increase is attributable to the overall growth in the deposit base. More specifically, the increase was supported by the continued growth in the debit card product introduced in 1998 and greater overdraft fees due to fee increases implemented in the second half of 1998 and revisions to procedures related to direct and ACH debit payments.

Other Expense

        Other expense increased $754,000 or 5.8% during 1999. It should be noted that 1998 included a non-recurring expense of $252,000 related to the termination of the bank's pension plan, which had been frozen in 1996.
Adjusting for this item, other expense increased $1.0 million or 7.9% year over year. Personnel related expenses (salaries and benefits) increased $195,000 or 2.9%. Full time equivalents of 198 at year-end 1999 were up by 2 from the prior year-end. Depreciation expense on equipment increased $74,000 in 1999 resulting from investments in technology enhancements such as a PC network and various software systems. Professional and service fees increased $413,000 or 43.3% due to payments to outside firms providing the PC help desk and network administration and investment services record keeping functions, costs related to other technology consulting services and increased ATM processing, legal and recruiting expenses. Other operating expenses in 1998 included the expense related to the pension plan termination, noted above.
Other operating expense in 1999 reflects greater supply costs related to various deposit account products. The corporation's efficiency ratio (the cost to generate one dollar of revenue) improved 18 basis points from 64.40% in 1998 to 64.22% in 1999.


Income Taxes

        The level of tax-free income is the primary factor impacting the corporation's effective tax rate. The corporation recognized an income tax provision which resulted in an effective tax rate of 21.9% in 1999, down from 25.8% in 1998. This decrease was the result of a higher level of tax-free assets in 1999 relative to the prior year.


Analysis of 1998 Compared to 1997

        Net income for 1998 was $4.3 million, an increase of $444,000 or 11.7% from 1997. Earnings per share increased $.11 or 11.3% in 1998 to $1.08 from $.97 in 1997. Return on average equity was 12.32% in 1998 versus
11.92% in 1997, computed using core equity. These increases were driven primarily by marked growth in other income, helping to offset the continued challenge to maintain traditional net interest margin.

        Net interest income increased by $1.2 million or 8.0% on a fully taxable equivalent basis in 1998. This increase was principally due to $46.8 million growth in the average volume of earning assets, resulting from loan and deposit
growth and increased investment security activity.        Net interest margin
dropped 19 basis points from 1997 to 4.05%. The general interest rate environment contributed in large part to the shrinking margin. Declining interest rates during 1998 contributed to the decline in the yield earned on assets by a greater degree than the rate paid on liabilities. Historically low levels of interest rates brought about significant refinancing activity which resulted in accelerated prepayments of loans and investments. Also, though rates generally declined on new deposits and borrowings, the continued shift of the funding base to relatively higher rate sources caused the overall cost of funds to decline less than the yield on earning assets.

        The corporation's loan loss provision during 1998 was $1.1 million, an increase of $150,000 from 1997. The level of the provision and the increase over the prior year reflected an increase in net charge-offs from 1997 of $158,000.

        Net securities gains totaled $949,000 in 1998, an increase of $279,000 from 1997. Gains on sales of equity securities comprised $876,000 of this total in 1998 versus $730,000 for 1997. These gains resulted from sales from the corporation's financial sector stock holdings. In addition, gains for the year included $73,000 realized through debt securities sales executed as part of ongoing portfolio and balance sheet management strategies. In 1997, $60,000 in net losses were realized from debt securities sales. All sales resulting in gains or losses were from available-for-sale securities.

        During 1998 other income increased $772,000 or 29.8%. This increase reflected the introduction of new fee generation sources as well as the expansion of existing products and services. Trust department income increased $156,000 or 20.8% in 1998 in part due to the growth in assets under management of 10.7%. Deposit service charges grew by $228,000 or 21.0%. The introduction of a debit card in early 1998 provided a new source of fee income which totaled $105,000. The remaining increase in deposit service charges reflects a full year of higher ATM fees generated by non-customer surcharging and an increased level of overdraft fees. Other operating income increased $388,000 or 51.5%, principally as a result of increased residential mortgage activity.

        Other expense increased $1.4 million or 11.8% during 1998. This increase included a non-recurring expense of $252,000 related to the termination of the bank's pension plan, which had been frozen in 1996. Excluding this item, other expense increased $1.1 million or 9.6% year over year. Personnel related expenses (salaries and benefits) increased $526,000 or 8.4%. Salaries for the mortgage department were a primary contributor to this increase, resulting from volume-based compensation of mortgage originators. Also contributing to the increase were additions to investment services and retail loan sales staffs. However, full time equivalents of 196 at year-end 1998 were down by 6 from the prior year-end. Depreciation expense on equipment increased $113,000 in 1998 resulting from investments in technology enhancements such as a PC network and various software systems. Professional and service fees increased $266,000 or 38.7% due to contracting the PC help desk and network administration functions, costs related to other strategic technology consulting services and a full year of outsourcing the ATM processing and courier services. Other operating expenses included the expense related to the pension plan termination, noted above, and was also impacted by an increase in telecommunication expenses resulting from the full implementation of a wide area network. The substantial increases in operating revenues favorably impacted the corporation's efficiency ratio (the cost to generate one dollar of revenue) which declined 96 basis points from 65.36% in 1997 to 64.40% in 1998.

FINANCIAL CONDITION

        The corporation's total assets were $503.9 million as of December 31, 1999, up $33.8 million or 7.2% from December 31, 1998. (Refer to Table 2.) In 1999, while loan outstandings grew at a rate of 3%, deposits grew at a faster pace of 9%. As a result, the excess funding was used to increase the investment securities portfolio along with borrowings which supported specific investment strategies.

Table 2
Trends in Sources and Uses of Funds
(in thousands, except percentages)

                                                  December 31,              Change
                                                      1999         1998        $       %
Funding Sources
  Deposits                                        $    396,509  $  364,008  $32,501   8.9%
  Borrowed funds                                        70,321      64,787    5,534   8.5%
  Other liabilities                                      4,346       4,354       (8) (0.2%)
  Shareholders' equity                                  32,748      36,944   (4,196)(11.4%)
    TOTAL SOURCES                                 $    503,924  $  470,093  $33,831   7.2%

Funding Uses
  Loans                                           $    295,274  $  285,935  $ 9,339   3.3%
  Investment securities                                171,058     144,961   26,097  18.0%
  Federal funds sold and short-term investments            396       8,694   (8,298)(95.4%)
  Other assets                                          37,196      30,503    6,693  21.9%
    TOTAL USES                                    $    503,924  $  470,093  $33,831   7.2%


Loans

        Loans outstanding increased by $9.6 million or 3.3% from year-end 1998 to year-end 1999, reaching $299.0 million. (Refer to Table 3.) It should be noted that this loan growth was net of loans sold of $14.4 million. The commercial loan and commercial mortgage loan categories increased by $2.9 million and $3.9 million, respectively, evidencing the success of the corporation's continued strategy of providing products and services to existing business customers and attracting new relationships in our local markets. The increase in the consumer category was principally the result of growth in personal loans to individuals as part of an overall commercial account relationship.

Table 3
Loans
(in thousands, except percentages)
                                           December 31,         Change
                                             1999      1998       $         %
Commercial, financial and agricultural     $ 46,750  $ 43,803  $  2,947     6.7%
Real estate-construction                      5,714     5,429       285     5.2%
Real estate-commercial mortgage              48,663    44,750     3,913     8.7%
Real estate-residential mortgage            130,151   130,196       (45)     -
Consumer                                     67,697    65,162     2,535     3.9%
                                            298,975   289,340     9,635     3.3%
Allowance for loan losses                    (3,701)   (3,405)     (296)    8.7%
                                           $295,274  $285,935  $  9,339     3.3%

Investment Securities

        During 1999 investment securities increased $35.5 million or 24.8% and ended the year at $178.7 million, excluding the net unrealized gains (losses) on securities available-for-sale. (Refer to Table 4.) This increase, in part, reflects the trends in loans and deposits during 1999. As deposit growth outpaced loan growth during the year, excess funding was used in the investment portfolio. Much of the investment activity during 1999 was focused on fixed rate mortgage-backed securities with intermediate average lives and tax-free municipal securities. These securities provided the appropriate characteristics with respect to yield and maturity relative to the management of the overall balance sheet. In addition, the corporation continued a strategy to grow the equity securities portfolio to position itself for long-term appreciation in this segment of the market.
        The shift from net unrealized gains to unrealized losses on securities available-for-sale of $9.4 million from year-end 1998 to 1999 principally reflects the impact of higher market interest rates on the corporation's debt securities portfolio. Approximately 73% of the investment securities portfolio is in fixed-rate mortgage-backed and municipal securities. These relatively longer-term securities have been part of various arbitrage strategies (investments funded with specific borrowings with matching maturity or repricing characteristics) as well as serving as surrogates for residential mortgage loan production which is sold to generate fee income. However, due to their relatively longer-term, call features and prepayment variability, the market value on these types of securities are particularly sensitive to changes in market rates of interest.
        The corporation manages its investment portfolio in accordance with established policies which include guidelines for liquidity, earnings, rate sensitivity and pledging needs. These guidelines call for investment securities to be held with long-term objectives and do not allow for gains trading. The guidelines do, however, permit prudent and reasonable sales of investments before their maturity dates to support interest rate risk and balance sheet management strategies, meet liquidity needs and carry out tax planning objectives. The sales executed in 1999 were for these purposes. The corporation had no concentrations of investment securities in any single issuer that comprise 10% or more of shareholders' equity at December 31, 1999, with the exception of the U.S. Government and U.S. Government-sponsored agencies.
        Investment securities are accounted for under Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in
Debt and Equity Securities". Primarily all of the holdings are classified as available-for-sale in order to maintain flexibility with respect to managing the portfolio. The remaining holdings are classified as held-to-maturity.

Table 4
Investment Securities
(In Thousands, Except Percentages)
                                                              December 31,           Change
                                                                1999       1998         $          %
U.S. Treasury securities and obligations of the U.S.
  Government and its agencies                                 $  16,840  $  21,779  $  (4,939)    (22.7%)
Obligations of states and political subdivisions                 59,840     43,134     16,706      38.7%
Corporate securities                                             11,474      4,478      6,996     156.2%
Mortgage-backed securities                                       78,342     65,387     12,955      19.8%
  Total debt securities                                         166,496    134,778     31,718      23.5%
Equity securities                                                12,167      8,359      3,808      45.6%
                                                                178,663    143,137     35,526      24.8%
Net unrealized (losses) gains  on securities available-for-sa    (7,605)     1,824     (9,429)   (516.9%)
                                                              $ 171,058  $ 144,961  $  26,097      18.0%

Deposits
        Deposits are the most important funding source and the primary support for the corporation's growth. Total outstanding deposits were $396.5 million at December 31, 1999, an increase of $32.5 million or 8.9% from 1998. (Refer to Table 5.) This overall growth came in nearly all categories of deposits. Most notable was the increase in demand or checking-type accounts. Non-interest bearing demand deposits grew $3.2 million or 9.6% while interest bearing demand deposits grew $4.5 million or 11.4%. This growth not only reflected success in establishing new accounts with individuals, but also growth in business
relationships.   The increase in money market deposits was due to the continued
growth in the indexed money market account introduced in early 1997, as well as an increase in traditional statement savings accounts. These two categories grew $4.4 million and $3.5 million in 1999, respectively. Finally, the increase in time deposits was achieved despite a relatively non-aggressive approach to pricing in an environment of strong competitive pressures.

Table 5
Deposits
(in thousands, except percentages)
                                      December 31,               Change
                                          1999         1998         $        %
Non-interest bearing demand deposits  $     37,072  $    33,827  $ 3,245     9.6%
Interest bearing demand deposits            43,921       39,418    4,503    11.4%
Savings deposits                            17,435       17,712     (277)   (1.6%)
Money market deposits                      102,096       92,515    9,581    10.4%
Time deposits:
  CDs under $100,000                       173,038      163,956    9,082     5.5%
  CDs over $100,000                         22,947       16,580    6,367    38.4%
                                      $    396,509  $   364,008  $32,501     8.9%

Borrowed Funds

        Total borrowed funds increased $5.5 million or 8.5% during 1999 to a level of $70.3 million at December 31, 1999. (Refer to Table 6.) This increase was the net result of $10 million in new borrowings during 1999 net of the exercise of put options on $4 million of advances and payments on amortizing advances. The new borrowings included a fixed rate advance with features which allow the FHLB to convert to a variable rate of interest. These features are described in greater detail in Note 7. Also included in the new borrowings was a short-term borrowing to meet year-end funding needs. FHLB borrowings have become an increasingly important source of funding for the corporation. In addition to being a source for match-funding opportunities, they are used to manage the balance sheet, liquidity, and interest rate risk.

Table 6
Borrowed Funds
(in thousands, except percentages)

                                              December 31,           Change
                                                1999       1998         $          %
Securities sold under repurchase agreements   $  13,572  $  13,227  $     345       2.6 %
FHLB borrowings                                  54,949     50,453      4,496       8.9 %
Other                                             1,800      1,107        693      62.6 %
                                              $  70,321  $  64,787  $   5,534       8.5 %


Capital and Dividends
        At December 31, 1999, total shareholders' equity was $32.7 million, a decrease of $4.2 million or 11.4% from December 31, 1998. This change consisted of an increase of $2.0 million in capital stock, surplus and undivided profits (core equity) and a decrease of $6.2 million in accumulated other comprehensive income or specifically, net unrealized gains on available-for-sale securities (net of tax effects). The increase in core equity was primarily the result of earnings retained. The change in the net unrealized gains on available-for-sale securities was due to the impact of the higher level of market interest rates at December 31, 1999 compared to December 31, 1998, which negatively influenced the debt securities portfolio valuations.
        The corporation has an ongoing strategic objective of maintaining a capital base which supports the pursuit of profitable business opportunities, provides resources to absorb the risks inherent in its activities and meets or exceeds all regulatory requirements. As reflected in Table 7, the corporation continues to meet these objectives with strong year-end capital levels. The bank remains above the regulatory minimums for "well capitalized". The decline in the ratios from 1998 reflect the growth in total assets and stock repurchase activity.
       On April 17, 1998, the Board of Directors approved a 4-for-3 stock split, payable June 1, 1998. This action was taken to enhance the marketability and liquidity of the corporation's stock.

        During 1996, the Board of Directors approved a program to repurchase, in open market and privately negotiated transactions, up to 200,000 shares of its outstanding common stock. During the second quarter of 1997, the corporation completed this program. The main goal of this buyback was to effectively deploy capital in an effort to increase shareholder value. Since its inception, the resulting reduction in total capital and shares outstanding, in combination with increased earnings (after absorbing the "cost" of reducing the capital base) has translated into improved ROE and EPS. Management views these performance indicators as being two of the more important factors, under its control, that drive shareholder value. Based on this belief and the positive results achieved through the first program, the Board of Directors, after carefully evaluating the capital level necessary to satisfy the criteria described above, approved another program to repurchase up to 186,667 shares of common stock on April 18, 1997. Buyback activity was suspended in 1998 due to the increased valuation in the corporation's stock. However, in 1999 this activity was reinstated as the economics in consideration of a reduced stock price met the original goal of this program. During 1999, nearly 67,000 shares were repurchased for a total of $1.1 million. As of December 31, 1999, 90,996 shares remained under the 1997 authorization.
        The corporation continued to increase dividends to its shareholders in 1999. Dividends per share for 1999, 1998 and 1997 were $.46, $.42 and $.37, respectively. The resulting dividend payout ratios for the same periods were 37.9%, 38.7% and 38.7%. The dividend rate is determined by the Board of Directors after considering the corporation's capital requirements and projected level of earnings.
        In addition to earnings retained, capital is generated through several other sources. The dividend reinvestment plan allows existing shareholders to reinvest their cash dividends and limited optional cash payments into shares of Hanover Bancorp, Inc. common stock. Capital is also raised through an employee stock purchase plan and through the bank's defined contribution 401(k) plan. In 1999, shares were also issued pursuant to the exercise of stock options. A total of $147,000, $480,000 and $31,000 was raised through these sources in 1999, 1998 and 1997, respectively.

Table 7
Capital Ratios
                                                           December 31,
                                                             1999    1998
HANOVER BANCORP, INC.
  Tier 1 capital to risk-adjusted assets                     11.63%  12.02%
  Total capital to risk-adjusted assets                      12.79%  13.16%
  Leverage ratio                                              7.29%   8.04%

BANK OF HANOVER AND TRUST COMPANY
  Tier 1 capital to risk-adjusted assets                      9.72%  10.43%
  Total capital to risk-adjusted assets                      10.92%  11.60%
  Leverage ratio                                              6.03%   6.93%

RISK MANAGEMENT

Asset Quality
        The corporation has policies and procedures designed to manage credit risk and to maintain the quality of its loan portfolio. These include prudent underwriting standards for new loan originations, ongoing monitoring and reporting of asset quality measures and the adequacy of the allowance for loan losses.
        The corporation makes commercial, consumer and residential mortgage loans principally to borrowers within York and Adams Counties, Pennsylvania, where the bank operates full service branches. The commercial loan portfolio is well diversified with no industry comprising greater than 10% of total loans outstanding.
        Nonperforming assets include non-accrual and restructured loans, accruing loans past due 90 days or more, other real estate and other repossessed assets. The corporation generally classifies a loan as non-accrual when full collection of principal or interest is doubtful and the loan becomes 90 days or more past due as to principal or interest. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged to the allowance for loan losses. Non-accrual loans are typically returned to performing status when the loan is brought current and has performed in accordance with contractual terms for a reasonable period of time. A loan is considered restructured if the original interest rate, repayment terms or both were modified due to the deterioration in the financial condition of the borrower. Real estate loans are classified as other real estate following foreclosure proceedings, a receipt of a deed in lieu of foreclosure or an in-substance foreclosure involving actual possession of the collateral.
        The corporation's nonperforming assets remain low relative to total loans and compare favorably to peer statistics. Nonperforming assets at December 31, 1999 were $918,000 compared to $1.0 million at December 31, 1998. (Refer to Table 8.). As a percentage of total loans, nonperforming assets at December 31, 1999 were .31%, down from .35% at December 31, 1998.
        Potential problem loans are defined as performing loans which have characteristics that cause management to have serious doubts as to the ability of the borrower to perform under present loan repayment terms and which may result in the reporting of these loans as nonperforming loans in the future. The corporation's potential problem loans, or its "watchlist", consist primarily of commercial loans which are less than 90 days past due and still accruing interest. These loans are rated according to their probability of nonperformance. Those loans that management feels the likelihood of future nonperformance is probable (as opposed to possible) are considered impaired under FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan". At December 31, 1999, total potential problem loans, as determined by the corporation's internal loan review process, totaled $1.8 million compared to $1.2 million at December 31, 1998. Of these amounts, $929,000 and $379,000 were considered impaired under FASB 114 at 1999 and 1998, respectively. Management regularly monitors the status of these loans and their likelihood of becoming nonperforming loans.

Table 8
NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS
(in thousands)
                                                   December 31,
                                                      1999      1998     1997    1996    1995
Non-accrual loans                                   $   446    $  517   $ 331   $  38   $  10
Accruing loans past due 90 days or more                 131       425     174     166      24
Restructured loans                                        -         -     221     242     292
Other real estate and
  other repossessed assets                              341        81     236      96      46
TOTAL NONPERFORMING ASSETS                          $   918    $1,023   $ 962   $ 542   $ 372

NON-ACCRUAL LOANS BY CATEGORY
  Commercial, financial and agricultural            $   126    $   81   $   -   $   -   $   -
  Real estate - construction                             80         -       -       -       -
  Real estate-mortgage                                  240       426     331      16       -
  Consumer                                                -        10       -      22      10
                                                    $   446    $  517   $ 331   $  38   $  10

PAST DUE LOANS BY CATEGORY
  Commercial, financial and agricultural            $   119    $  153   $   -   $  16   $   -
  Real estate-mortgage                                    -       204     153      65       -
  Consumer                                               12        68      21      85      24
                                                    $   131    $  425   $ 174   $ 166   $  24

RESTRUCTURED LOANS BY CATEGORY
  Commercial, financial and agricultural            $     -    $    -   $   -   $  12   $  13
  Real estate-mortgage                                    -         -     221     230     279
                                                    $     -    $    -   $ 221   $ 242   $ 292

                                                                       December 31,
                                                                         1999    1998    1997
Non-accrual loans and restructured loans                                $ 446   $ 517   $ 552
Interest income that would have been
  recorded under original terms                                            39         50      48
Interest income recorded during the period                                  8       21      39
Interest lost for the year                                                 31       29       9



Allowance for Loan Losses

        Management believes that the allowance for loan losses is adequate to absorb estimated credit losses within the overall loan portfolio. In evaluating the adequacy of the allowance, management considers the overall growth in the portfolio, ongoing analysis of individual credits, adverse situations that could affect a borrower's ability to repay, prior and current loss experience, and economic conditions and trends. This methodology is described in detail in the Allowance for Loan Losses section of Note 1.

        The allowance for loan losses at December 31, 1999 was $3.7 million compared to $3.4 million at year-end 1998. The allowance as a percent of total loans outstanding was 1.24% and 1.18% at December 31, 1999, and 1998, respectively. In terms of coverage, the allowance measured as a ratio of nonperforming assets was 403% and 333% at 1999 and 1998, respectively. The increase from year to year is primarily due to Management's decision to make continued provisions to maintain the loan loss allowance in recognition of the level of charge-off activity, the level of potential problem loans and growth in the commercial portion of the loan portfolio.
While asset quality measures remain relatively favorable, the higher proportion of these larger commercial loans represents potentially greater risk of loss. The corporation recognizes this exposure in establishing and maintaining its loan loss allowance.
        Management charges the allowance for loan losses when it determines that the prospects for recovering the principal have significantly diminished. Subsequent recoveries, if any, are credited to the allowance. In 1999, the corporation realized net charge-offs of $344,000 in comparison to net charge-offs of $563,000 during 1998, a decrease of $219,000. (Refer to Table 9.). Net charge-offs to average loans outstanding decreased from .20% in 1998 to
 .12% in 1999. This decrease was primarily related to reduced losses incurred in the bank's indirect lending portfolio.

Table 9
Allowance For Loan Losses
 (in thousands, except ratios)

                                                      1999      1998     1997     1996     1995
Balance at beginning of year                        $ 3,405    $2,908   $2,403   $2,220   $2,498
CHARGE-OFFS
  Commercial, financial and agricultural                 70         4       72      119      575
  Real estate-commercial and residential mortgages      214       128        -        -       65
  Consumer                                              344       639      514      241      123
    TOTAL CHARGE-OFFS                                   628       771      586      360      763

RECOVERIES
  Commercial, financial and agricultural                137        49       87       31        9
  Real estate-commercial and residential mortgages       17         3        1        -       92
  Consumer                                              130       156       93       32       24
    TOTAL RECOVERIES                                    284       208      181       63      125

NET CHARGE-OFFS                                         344       563      405      297      638

  Provision charged to operations                       640     1,060      910      480      360

Balance at end of year                              $ 3,701    $3,405   $2,908   $2,403   $2,220

  Ratio of net charge-offs
    to average loans outstanding                         0.12%    0.20%    0.15%    0.13%    0.31%
  Ratio of allowance for loan losses
    to nonperforming assets                               403%     333%     302%     443%     597%

Liquidity

        Liquidity is the ability to meet funding requirements of customers' deposit withdrawals or credit needs at a reasonable cost. The corporation's Asset/Liability Management Committee has established policies and procedures to control its liquidity position and to provide for potential future needs.
        The corporation's liquidity position is enhanced by a relatively stable funding base. The ratio of deposits (excluding CDs of $100,000 or more) to total assets at December 31, 1999 was 74.1% while the ratio of CDs of $100,000 or more and other borrowed funds to total assets was 18.5%. These same ratios were 73.9% and 17.3% at December 31, 1998.
        In addition to a stable deposit base, the investment portfolio provides a consistent stream of cash flows and maturities to support liquidity needs. At December 31, 1999, $6.0 million of investment securities were scheduled to mature in one year or less, while principal payments on mortgage-backed securities averaged $1.2 million a month during 1999. Loan portfolio repayments and maturities also provide funds for managing liquidity. In 1999, the corporation received an average of approximately $9.4 million in loan repayments per month. In addition, the sale of portfolio loans provides an alternative for the management of liquidity. In 1999, $14.4 million of loans were sold by the corporation. Proceeds from these sales provided funding to meet customers' ongoing credit needs.
        The corporation maintains short-term borrowing arrangements with several correspondent banks and the discount window at the Federal Reserve Bank of Philadelphia. Through these relationships, the corporation has available short-term funding of approximately $8 million. In addition, it has access to the Federal Home Loan Bank for both short-term and long-term funding needs of approximately $47 million.

Market Risk

        In January 1997, the Securities and Exchange Commission issued new disclosure rules related to derivatives and exposures to market risk from derivative financial instruments, other financial instruments and certain derivative commodity instruments. These rules became effective for the corporation's December 31, 1997 financial statements. Market risk includes interest rate risk, foreign currency exchange rate risk, commodity price risk and equity price risk. The new disclosure rules have two parts: quantitative and qualitative market risk disclosures outside the financial statements, and accounting policy disclosures about derivatives in the notes to the financial statements. As further discussed within, the corporation's primary market risk is interest rate risk from its financial assets and liabilities. There is no material use of financial instruments which would be classified as derivatives and thus the expanded policy disclosures are not applicable.
        Interest rate risk is the exposure to fluctuations in the corporation's current and future net interest income from movements in interest rates. This exposure results from differences between the amounts of interest earning assets and interest bearing liabilities that reprice within a specified time period.
        The primary objective of the corporation's asset/liability management process is to maximize current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Management recognizes that a certain amount of interest rate risk is inherent and appropriate yet is not essential to the corporation's profitability. Thus the goal of interest rate risk management is to maintain a balance between risk and reward such that net interest income is maximized while risk is maintained at a tolerable level.

        The corporation uses gap and simulation analyses for measuring interest rate risk. These methods allow management to regularly monitor both the direction and magnitude of the corporation's risk exposure. The corporation primarily uses the securities portfolio and FHLB advances to manage its interest rate risk position. Additionally, pricing, promotion and product development activities are directed in an effort to emphasize the term or repricing characteristics that best meet current interest rate risk objectives.
At present, off-balance sheet instruments are not used by the corporation.
        Gap analysis assigns each interest earning asset and interest bearing liability to a time frame reflecting its next repricing or maturity date. Incorporated into this process are the trends in prepayments on loan balances and mortgage-backed securities. The difference between total interest-sensitive assets and liabilities at each time frame represents the interest sensitivity gap for that interval. A positive gap generally indicates that rising interest rates during a particular interval will increase net interest income, since more assets will reprice than liabilities. The opposite is true for a negative gap position. The corporation had a cumulative gap within one year at December 31,
1999 of negative $14.0 million or 2.79% of total assets.   At December 31, 1998,
the corporation had a positive gap of $19.5 million or 4.15% of total assets. This shift to a negative gap position from 1998 to 1999 was largely the result of lengthening of maturities in the investment portfolio, the rolling down of maturities of certificates of deposit, growth in rate sensitive deposit products and a decrease in anticipated prepayments on loans and mortgage-backed securities. These factors were in part offset by growth in more rate sensitive commercial loans.
        Simulation analysis prospectively evaluates the effect of upward and downward changes in interest rates on net interest income. This process is largely dependent on the underlying assumptions. Key assumptions in the model include maturity and repricing characteristics of the financial assets and liabilities, prepayments on amortizing assets, other imbedded options, nonmaturity deposit sensitivity and loan and deposit growth and pricing. These assumptions are inherently uncertain due to the timing, magnitude and frequency of rate changes and changes in market conditions and management strategies, among other factors. In addition, the corporation has not yet developed alternative prepayment or balance sheet growth assumptions for the various rate scenarios. Therefore the model cannot precisely estimate net interest income or predict the impact of higher or lower interest rates on net interest income. However, the model is useful in that it helps to quantify interest rate risk and it provides a relative gauge of the corporation's interest rate risk position over time.
        Based on the results of the simulation model as of December 31, 1999, the corporation would expect net interest income to decrease over the next twelve months by 4.3% assuming an immediate upward shift in market interest rates of 200 basis points, and to increase by 1.1% if rates shifted downward in the same manner. At December 31, 1998, annual net interest income was expected to decrease by .9% in the upward scenario and to decrease by 1.5% in the downward scenario. Consistent with the gap results, the change from year to year reflects the shift to a more liability sensitive position. The simulation results are largely affected by the corporation's holdings of approximately $44 million of convertible FHLB borrowings. These borrowings contain features which allow the FHLB to convert them from fixed rate to variable rate after a specified time period. The model assumes that in the upward scenario the FHLB would exercise these options as soon as they become available. The conversion feature of these advances cannot be reflected in the gap analysis.

YEAR 2000

        During 1999, the corporation completed preparations for the Year 2000 date change. All software, hardware and systems were inventoried and assessed for Year 2000 readiness. Any non-compliant items were upgraded or replaced. Testing ensured that all mission-critical systems would function correctly in the Year 2000 and beyond, properly handling all date-sensitive data.
        Utilizing information from written vendor surveys, Internet sites and internal testing, the corporation assessed the Year 2000 readiness of vendors and service providers. Through a written survey and loan officer contact, the corporation assessed the Year 2000 readiness of customers holding significant commercial loans. The corporation established Year 2000 compliance as a factor in its credit decisions and loan documentation.
        To date, the corporation has successfully managed the transition to the Year 2000 and experienced no significant problems. Limited exposure exists with certain specific future dates. However, those dates have already been tested and verified as part of the overall Year 2000 assessment. Management will continue monitoring all areas to ensure that business will not be disrupted.
        The corporation's contingency plans continue to be maintained in the event of unexpected Year 2000 problems. The corporation has updated its disaster recovery plan and assigned corporate-wide team leaders. This plan encompasses contingencies for mission-critical mainframe and PC-based applications, third-party relationships and environmental systems. A Year 2000 contingency plan was also developed. This plan addresses aspects outside of the locus of control such as telecommunications, electric companies and other utility companies. The procedures in the disaster recovery and Year 2000 contingency plans are reassessed for thoroughness and validity on a regular basis.
        The cost of becoming Year 2000 compliant has been insignificant to date and management believes that any remaining costs will not have a material impact on future results of operations.
        Failure of the corporation or third parties to correct Year 2000 issues could cause disruption of operations resulting in increased operating costs and other adverse effects. In addition, to the extent customers' financial positions are weakened as a result of Year 2000 issues, credit quality could be affected. It is not possible to predict with certainty all of the adverse effects that may result from a failure of the corporation or third parties to become fully Year 2000 compliant or whether such effects could have a material impact on the corporation.
        On October 19, 1998, Congress enacted the Year 2000 Information and Readiness Disclosure Act (the "Act"). The purpose of the Act is (1) to promote the free disclosure and exchange of information related to Year 2000 readiness;
(2) to assist in effectively and rapidly responding to Year 2000 problems; and
(3) to establish uniform legal principles in connection with the disclosure and exchange of information related to Year 2000 readiness. In accordance with the Act, all of the corporation's communications regarding Year 2000 readiness efforts are designated as Year 2000 Readiness Disclosures.

Table 10
COMPARATIVE AVERAGE BALANCE SHEETS AND NET INTEREST INCOME/MARGIN ANALYSIS
(In Thousands, Except Ratios)
                                  Year-Ended December 31,
                                     1999                             1998                             1997
                                   Average               Average    Average               Average    Average               Average
                                    Balance    Interest    Rate     Balance     Interest    Rate     Balance     Interest    Rate
ASSETS
INTEREST EARNING ASSETS
   Loans (1) (2)                   $293,427    $24,237      8.26%  $282,590     $24,241      8.58%  $265,293     $22,856      8.62%
   Investment securities:
      Taxable                       109,601      6,619      6.04%    86,796       5,332      6.14%    61,089       3,839      6.28%
      Tax-exempt (2)                 44,095      3,479      7.89%    26,517       2,211      8.34%    19,882       1,809      9.10%
   Federal funds sold and other as   17,010        850      5.00%     6,495         358      5.51%     9,286         518      5.58%
      TOTAL INTEREST EARNING
      ASSETS                        464,133     35,185      7.58%   402,398      32,142      7.99%   355,550      29,022      8.16%

NON-INTEREST EARNING ASSETS
   Cash and due from banks           15,411                          12,675                           10,953
   Premises and equipment             7,117                           7,312                            7,045
   Other assets                       4,934                           7,782                            6,593
   Allowance for loan losses         (3,639)                         (3,233)                          (2,537)
      TOTAL ASSETS                 $487,956                        $426,934                         $377,604

LIABILITIES AND SHAREHOLDERS' EQUITY
INTEREST BEARING LIABILITIES
   Demand deposits                 $ 40,537        538      1.33%  $ 33,552         446      1.33%  $ 29,062         386      1.33%
   Savings deposits                  18,845        391      2.07%    19,899         411      2.07%    22,346         456      2.04%
   Money market deposits             98,161      3,418      3.48%    87,843       3,148      3.58%    70,577       2,377      3.37%
   Time deposits                    191,978     10,104      5.26%   171,974       9,490      5.52%   163,107       9,119      5.59%
   Borrowed funds                    62,369      3,366      5.40%    41,863       2,359      5.64%    27,959       1,603      5.73%
      TOTAL INTEREST BEARING
      LIABILITIES                   411,890     17,817      4.33%   355,131      15,854      4.46%   313,051      13,941      4.45%
NON-INTEREST BEARING LIABILITIES
   Demand deposits                   35,687                          31,168                           27,994
   Other liabilities                  4,928                           4,663                            3,943
      TOTAL LIABILITIES             452,505                         390,962                          344,988
SHAREHOLDERS' EQUITY                 35,451                          35,972                           32,616
      TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY         $487,956                        $426,934                         $377,604

NET INTEREST SPREAD                                         3.26%                            3.52%                            3.71%
NET INTEREST INCOME (FTE)/
   NET INTEREST MARGIN                          17,368      3.74%                16,288      4.05%                15,081      4.24%
Taxable-equivalent adjustment  (2)              (1,276)                            (903)                            (703)
NET INTEREST INCOME PER
   FINANCIAL  STATEMENTS                       $16,092                          $15,385                          $14,378

(1)   Non-accrual loans have been included within this category.
(2)  The taxable-equivalent adjustment for tax-exempt assets has been computed assuming a tax rate of 34% for 1999, 1998 and 1997.

COMMON STOCK MARKET PRICES AND DIVIDENDS

      As of February 29, 2000, the approximate number of shareholders of record of the corporation's common stock was 1,528. The accompanying table sets forth the range of bid-asked prices for the common stock and dividends declared by Hanover Bancorp, Inc. during the most recent eight quarters ended December 31, 1999. The bid price for Hanover Bancorp, Inc. common stock for the period indicated here represents inter-dealer prices without adjustment for retail mark-up, mark-down or commission and does not necessarily represent actual transactions.

Bid-Asked Prices For Common Stock And Dividends Declared
                            1999                               1998
                         Stock Price                Cash     Stock Price            Cash
                            Range                 Dividend     Range              Dividend
QUARTER ENDED
   March 31               $ 16.00    -  $ 17.75    $ 0.11     $16.69   -  $21.00   $ 0.10
   June 30                  15.75    -    17.00      0.11      19.22   -   22.50     0.10
   September 30             15.00    -    17.00      0.12      17.75   -   23.00     0.11
   December 31              14.63    -    15.38      0.12      17.00   -   20.00     0.11

   Stock prices and cash dividends have been adjusted retroactivley to reflect the impact of the 4 for 3 stock split effective June 1, 1998, rounded to the nearest cent.

______________________________________________________________________________

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


F.J. Morrissey & Co., Inc.
1700 Market Street
Suite 1420
Philadelphia, PA 19103
(215) 563-8500

Ryan, Beck & Company
220 South Orange Avenue
Head Trader
Livingston, NJ 07039
(800) 395-7936

Janney Montgomery Scott, Inc.
Times Building
Suburban Square, Suite 400
Ardmore, PA 19003
(215) 665-6000

Monroe Securities, Inc.
47 State Street, 2nd Floor
Rochester, NY 14614
(800) 766-5560

Sandler O'Neill & Partners, L.P.
Two World Trade Center
104th Floor
New York, NY 10048
(212) 466-7800

Tucker Anthony, Inc.
1World Financial Center, Tower A
New York, NY 10281
(212) 225-8000

GVR Co.
One Financial Place
440 South La Salle Street
Suite 3030
Chicago, IL 60605
(800) 638-8602

Hill, Thompson Magid & Co.
15 Exchange Place, 8th Floor
Jersey City, NJ 07302
(800) 631-3083

REPORT OF INDEPENDENT AUDITORS

THE SHAREHOLDERS AND BOARD OF DIRECTORS
HANOVER BANCORP, INC.

        We have audited the accompanying consolidated balance sheets of Hanover Bancorp, Inc. and its wholly-owned subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hanover Bancorp, Inc. and its wholly-owned subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                       /S/ Ernst & Young LLP
Harrisburg, Pennsylvania
February 1, 2000

Consolidated Balance Sheets
(in thousands of dollars, except per share data)

                                                                             December 31,
                                                                          1999         1998
ASSETS
 Cash and due from banks                                               $  20,251    $  17,539
 Federal funds sold                                                            -        8,635
   Cash and cash equivalents                                              20,251       26,174
 Interest bearing deposits with other banks                                  367           59
 Short-term investments                                                       29            -
 Investment securities:
   Available-for-sale                                                    169,388      143,202
   Held-to-maturity (market value - $1,673 and $1,794, respectively)       1,670        1,759
                                                                         171,058      144,961
 Loans:
   Commercial, financial and agricultural                                 46,750       43,803
   Real estate-construction                                                5,714        5,429
   Real estate-commercial mortgage                                        48,663       44,750
   Real estate-residential mortgage                                      130,151      130,196
   Consumer                                                               67,697       65,162
                                                                         298,975      289,340
 Less: Allowance for loan losses                                          (3,701)      (3,405)
   Net loans                                                             295,274      285,935
 Premises and equipment                                                    6,984        7,236
 Accrued interest receivable                                               3,466        2,938
 Other assets                                                              6,495        2,790
     TOTAL ASSETS                                                      $ 503,924    $ 470,093

LIABILITIES AND SHAREHOLDERS' EQUITY
 Liabilities
   Deposits:
     Non-interest bearing                                              $  37,072    $  33,827
     Interest bearing                                                    359,437      330,181
                                                                         396,509      364,008
   Borrowed Funds:
     Short-term                                                           21,266       15,651
     Long-term                                                            49,055       49,136
                                                                          70,321       64,787
   Accrued interest payable                                                2,386        2,453
   Other liabilities                                                       1,494        1,468
   Dividends payable                                                         466          433
     TOTAL LIABILITIES                                                   471,176      433,149

 Shareholders' Equity
   Preferred stock, $2.50 par value; authorized, 2,000,000 shares;
     no shares issued or outstanding                                           -            -
   Common Stock, $.83 par value; authorized, 9,000,000 shares;
     issued and outstanding: 1999-3,883,272 shares;
     1998-3,940,375 shares                                                 3,223        3,270
   Surplus                                                                18,271       19,144
   Accumulated other comprehensive income                                 (5,019)       1,204
   Retained earnings                                                      16,273       13,326
     TOTAL SHAREHOLDERS' EQUITY                                           32,748       36,944
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $ 503,924    $ 470,093

BOOK VALUE PER SHARE                                                   $    8.43    $    9.38

 See accompanying notes.

Consolidated Statements of Income
(in thousands of dollars, except per share data)


                                                           Year-Ended December 31,
                                                  1999            1998              1997
INTEREST INCOME
  Interest and fees on loans                     $24,144         $24,090           $22,768
  Interest on federal funds sold                     780             352               370
  Interest on short-term investments                  70               6               148
  Interest on investment securities:
    Taxable                                        6,619           5,332             3,839
    Tax-exempt                                     2,296           1,459             1,194
                                                   8,915           6,791             5,033
     TOTAL INTEREST INCOME                        33,909          31,239            28,319

INTEREST EXPENSE
  Interest on deposits                            14,450          13,495            12,338
  Interest on borrowed funds                       3,367           2,359             1,603
     TOTAL INTEREST EXPENSE                       17,817          15,854            13,941
     NET INTEREST INCOME                          16,092          15,385            14,378
PROVISION FOR LOAN LOSSES                            640           1,060               910
     NET INTEREST INCOME AFTER PROVISION
       FOR LOAN LOSSES                            15,452          14,325            13,468

NET SECURITIES GAINS                                 384             949               670

OTHER INCOME
  Trust and investment services income             1,155             982               776
  Service charges on deposit accounts              1,645           1,313             1,085
  Other operating income                           1,103           1,066               728
   TOTAL OTHER INCOME                              3,903           3,361             2,589

OTHER EXPENSE
  Salaries                                         5,786           5,697             5,198
  Employee benefits                                1,162           1,056             1,029
  Occupancy expense                                  951             895               942
  Equipment expense                                1,219           1,113             1,009
  Marketing and advertising                          416             432               485
  Professional and service fees                    1,367             954               688
  Other operating expense                          2,760           2,760             2,198
   TOTAL OTHER EXPENSE                            13,661          12,907            11,549
     INCOME BEFORE INCOME TAXES                    6,078           5,728             5,178

INCOME TAXES                                       1,332           1,477             1,371
     NET INCOME                                  $ 4,746         $ 4,251           $ 3,807

PER SHARE DATA
  Net income - basic and diluted                 $  1.21         $  1.08           $  0.97
  Cash dividends declared                           0.46            0.42              0.37

See accompanying notes.

Consolidated Statements of Shareholders' Equity
(in thousands, except shares and per share data)
                                                                                Accumulated Other
                                                   Shares     Common            Comprehensive   Retained
                                                 Outstanding   Stock   Surplus      Income      Earnings  Total
Balance, January 1, 1997                           3,959,255  $ 3,296  $18,659  $          598  $ 8,988  $31,541

Comprehensive income:
  Net income for 1997                                      -        -        -               -    3,807    3,807
  Other comprehensive income
    Change in net unrealized gains on securities
    available-for-sale, net of tax effects and
    reclassification adjustment (1)                        -        -        -           1,054        -    1,054
Comprehensive income                                                                                       4,861
Cash dividends declared: $.37 per share                    -        -        -               -   (1,472)  (1,472)
Issue of common stock                                  2,602        3       28               -        -       31
Repurchase and retirement of common stock            (49,904)     (42)       -               -     (605)    (647)

Balance, December 31, 1997                         3,911,953    3,257   18,687           1,652   10,718   34,314

Comprehensive income:
  Net income for 1998                                      -        -        -               -    4,251    4,251
  Other comprehensive income
    Change in net unrealized gains on securities
    available-for-sale, net of tax effects and
    reclassification adjustment (1)                        -        -        -            (448)       -     (448)
Comprehensive income                                                                                       3,803
Cash dividends declared: $.42 per share                    -        -        -               -   (1,644)  (1,644)
Cash paid in lieu of fractional shares and other        (437)     (10)       -               -        1       (9)
Issue of common stock                                 28,859       23      457               -        -      480

Balance, December 31, 1998                         3,940,375    3,270   19,144           1,204   13,326   36,944

Comprehensive income:
  Net income for 1999                                      -        -        -               -    4,746    4,746
  Other comprehensive income
    Change in net unrealized gains (losses) on securities
    available-for-sale, net of tax effects and
    reclassification adjustment (1)                        -        -        -          (6,223)       -   (6,223)
Comprehensive income                                                                                      (1,477)
Cash dividends declared: $.46 per share                    -        -        -               -   (1,799)  (1,799)
Cash paid in lieu of fractional shares and other         (23)       -        -               -        -        -
Issue of common stock                                  9,851        8      139               -        -      147
Repurchase and retirement of common stock            (66,931)     (55)  (1,012)              -        -   (1,067)

Balance, December 31, 1999                         3,883,272  $ 3,223  $18,271  $       (5,019) $16,273  $32,748

(1) The components of other comprehensive income are shown separately in Note 10.

See accompanying notes.

Consolidated Statements of Cash Flows
(in thousands)


                                                                           Year-Ended December 31,
                                                                              1999      1998     1997
OPERATING ACTIVITIES

Net income                                                                  $  4,746  $  4,251  $  3,807
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Provision for loan losses                                                    640     1,060       910
    Provision for depreciation and amortization                                1,095     1,008       883
    Securities gains                                                            (384)     (949)     (670)
    Increase in net deferred tax assets                                          (39)     (200)      (27)
    Increase in interest receivable                                             (528)     (294)     (296)
    Increase (decrease) in interest payable                                      (67)      119       218
    (Increase) decrease in other assets                                         (460)      436      (905)
    Increase in other liabilities                                                 58       441       135
    Increase (decrease) in accrued taxes                                         (32)     (107)      189
    Loans originated for sale                                                (12,975)  (21,256)   (6,324)
    Proceeds from sale of loans originated for sale                           14,442    19,948     5,930
      NET CASH PROVIDED BY
      OPERATING ACTIVITIES                                                     6,496     4,457     3,850

INVESTING ACTIVITIES

Net increase in loans                                                        (11,446)  (22,509)  (29,553)
Proceeds from sale of loans                                                        -    11,389     6,640
Proceeds from sale of avaliable-for-sale investment securities                28,516    10,690    16,420
Proceeds from maturities of investment securities                             17,900    21,710     8,288
Purchases of investment securities                                           (81,558)  (79,450)  (43,980)
Proceeds from maturities of short-term investments                             8,000     1,600    32,000
Purchases of short-term investments                                           (8,337)      (40)  (33,547)
Purchases of premises and equipment                                             (843)   (1,228)     (824)
      NET CASH USED IN
      INVESTING ACTIVITIES                                                   (47,768)  (57,838)  (44,556)

FINANCING ACTIVITIES

Net increase in demand deposits, NOW accounts,
  money market accounts, and savings accounts                                 17,052    19,345    28,321
Net increase in certificates of deposit and other time deposits               15,449    14,712     4,626
Net increase in borrowed funds                                                 5,534    26,902    13,585
Cash dividends paid                                                           (1,766)   (1,593)   (1,447)
Cash paid in lieu of fractional shares                                             -        (9)        -
Proceeds from issuance of common stock                                           147       480        31
Repurchase and retirement of common stock                                     (1,067)        -      (647)
      NET CASH PROVIDED BY
      FINANCING ACTIVITIES                                                    35,349    59,837    44,469

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              (5,923)    6,456     3,763

Cash and cash equivalents at beginning of year                                26,174    19,718    15,955
  CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $ 20,251  $ 26,174  $ 19,718

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles Of Consolidation: The consolidated financial statements include the accounts of the corporation and its wholly-owned subsidiaries, Bank of Hanover and Trust Company and HOVB Investment Co. All significant intercompany transactions and accounts have been eliminated.

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

Allowance For Loan Losses: The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated credit losses within the overall loan portfolio. Management's methodology in evaluating the adequacy of the allowance considers the overall growth in the portfolio, ongoing analysis of individual credits, adverse situations that could affect a borrower's ability to repay, prior and current loss experience, and economic conditions and trends.
     Loans that are identified as impaired are reported at the present value of expected future cash flows, or as a practical expedient, at the loan's observable market price, or the fair value of the collateral if collateral-dependent. Large groups of smaller balance homogeneous loans are evaluated collectively such as consumer or residential mortgage loans. Generally, loans considered impaired are the corporation's non-homogeneous, non-performing loans. In addition, certain potential problem loans may be considered impaired.
     Each loan identified as impaired is evaluated periodically to estimate any potential losses for which a specific allowance should be established. Since most of these loans are collateral-dependent, this estimate is normally based on the lower of the most recently appraised value of the collateral or the recorded investment in the loan. If the loan is not collateral-dependent, the same procedure would be followed except that the present value of the expected future cash flows would replace the collateral value. In addition to these specific individual allowances, allocated allowances are established for the commercial, mortgage and consumer portfolios. These allocations are based on the overall level of loans identified as problem or potential problem, current charge-off trends, historical loss experience in each category, recent portfolio growth, loan composition changes and economic trends. As a supplement to the specific individual and allocated allowances, an unallocated general allowance is also established. The determination of this unallocated portion inherently involves a higher degree of uncertainty and is based on judgments regarding risk of error in specific allocations, other potential exposures due to possibly incomplete knowledge of the loan portfolio, economic conditions and trends, and other factors.
The allowance for loan losses is charged when management determines the prospects for recovering the principal have significantly diminished. Subsequent recoveries, if any, are credited to the allowance. Loans identified as impaired are charged-off when management has concluded, after ongoing evaluation of the impaired loans, that repayment is unlikely. Installment loans that are 90 to 120 days past due are charged-off, unless current scheduled payments are being received. Real estate loans are written down to fair value upon the earlier of management's determination that the underlying collateral value has declined, foreclosure proceedings, a receipt of a deed in lieu of foreclosure or an in-substance foreclosure involving actual possession of the collateral.

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

Cash Flow Information: For purposes of the statements of cash flows, the corporation considers cash and due from banks and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods.
        Cash paid for interest and income taxes was $17,884,000 and $1,317,000, respectively, during the year-ended December 31, 1999; $15,735,000 and $1,430,000, respectively, during the year-ended December 31, 1998; and $13,723,000 and $1,444,000, respectively, during the year-ended December 31, 1997.
        The decrease in net unrealized gains on available-for-sale securities of $6,223,000 (net of $3,206,000 in deferred tax effects) during the period ended December 31, 1999, the decrease of $448,000 (net of $231,000 in deferred tax effects) during the period ended December 31, 1998 and the increase of $1,054,000 (net of $543,000 in deferred tax effects) during the period ended December 31, 1997 are non-cash transactions for purposes of the statements of cash flows.

Reclassifications: Certain reclassifications have been made to the 1998 and 1997 financial statements and accompanying notes to conform with the 1999 presentation.

NOTE 2--RESTRICTIONS ON CASH AND DUE FROM BANK BALANCES

        The banking subsidiary is required to maintain reserve balances with the Federal Reserve Bank. The average amount of those balances for the year-ended December 31, 1999, approximated $6,361,000.


NOTE 3--INVESTMENT SECURITIES

  The following is a summary of the investment portfolio by respective security category  (in thousands):


                                                              December 31, 1999
                                                                             Gross       Gross     Estimated
                                                               Amortized   Unrealized  Unrealized    Market
                                                                  Cost       Gains       Losses      Value
AVAILABLE-FOR-SALE SECURITIES
  U.S. Treasury securities and obligations of the U.S.
    Government and its agencies                                $   16,840  $      121  $     (196) $   16,765
  Obligations of states and political subdivisions                 58,352         290      (3,386)     55,256
  Corporate securities                                             11,474           -        (331)     11,143
  Mortgage-backed securities                                       78,160           3      (3,017)     75,146
    Total debt securities                                         164,826         414      (6,930)    158,310
  Equity securities                                                12,167         196      (1,285)     11,078
    TOTAL AVAILABLE-FOR-SALE SECURITIES                        $  176,993  $      610  $   (8,215) $  169,388



HELD-TO-MATURITY SECURITIES
  Obligations of states and political subdivisions             $    1,488  $       17  $      (10) $    1,495
  Mortgage-backed securities                                          182           -          (4)        178
    TOTAL HELD-TO-MATURITY SECURITIES                          $    1,670  $       17  $      (14) $    1,673


                                                              December 31, 1998
                                                                             Gross       Gross     Estimated
                                                               Amortized   Unrealized  Unrealized    Market
                                                                  Cost       Gains       Losses      Value
AVAILABLE-FOR-SALE SECURITIES
  U.S. Treasury securities and obligations of the U.S.
    Government and its agencies                                $   21,779  $      319  $      (15) $   22,083
  Obligations of states and political subdivisions                 41,646       1,293        (184)     42,755
  Corporate securities                                              4,478           -        (233)      4,245
  Mortgage-backed securities                                       65,116         589        (127)     65,578
    Total debt securities                                         133,019       2,201        (559)    134,661
  Equity securities                                                 8,359         641        (459)      8,541
    TOTAL AVAILABLE-FOR-SALE SECURITIES                        $  141,378  $    2,842  $   (1,018) $  143,202


HELD-TO-MATURITY SECURITIES
  Obligations of states and political subdivisions             $    1,488  $       43  $        -  $    1,531
  Mortgage-backed securities                                          271           -          (8)        263
    TOTAL HELD-TO-MATURITY SECURITIES                          $    1,759  $       43  $       (8) $    1,794

  The amortized cost and estimated market value of debt securities at December 31, 1999, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.  (in thousands)
                                                                                                   Estimated
                                                                                       Amortized     Market
                                                                                          Cost       Value
AVAILABLE-FOR-SALE
  Due in one year or less                                                              $    6,024  $    6,032
  Due after one year through five years                                                     2,025       2,024
  Due after five years through ten years                                                    5,315       5,089
  Due after ten years                                                                      73,302      70,019
                                                                                           86,666      83,164
  Mortgage-backed securities                                                               78,160      75,146
  Equity securities                                                                        12,167      11,078
                                                                                       $  176,993  $  169,388



HELD-TO-MATURITY
  Due in one year or less                                                              $        -  $        -
  Due after one year through five years                                                         -           -
  Due after five years through ten years                                                        -           -
  Due after ten years                                                                       1,488       1,495
                                                                                            1,488       1,495
  Mortgage-backed securities                                                                  182         178
                                                                                       $    1,670  $    1,673

        Proceeds from the sale of investments in debt and equity securities during 1999, 1998 and 1997 were $28,516,000, $10,690,000 and $16,420,000, respectively. Gross gains realized on these sales were $620,000, $949,000 and $882,000, respectively. Gross losses realized on these sales were $236,000 in 1999 and $212,000 in 1997. There were no gross losses realized during 1998. Net unrealized losses on securities available-for-sale, net of the related deferred tax effects, included as a separate component of shareholders' equity, were $5,019,000 at December 31, 1999. Net unrealized gains on securities available-for-sale, net of the related deferred tax effects, included as a separate component of shareholder's equity, were $1,204,000 at December 31, 1998.
        Securities, having a carrying value of $67,143,000 at December 31, 1999 and $49,472,000 at December 31, 1998 were pledged to secure public deposits, repurchase agreements and other purposes required by law.

NOTE 4-LOANS AND ALLOWANCE FOR LOAN LOSSES

  Residential mortgage loans originated for sale had a carrying value of $284,000 and $1,751,000 at December 31, 1999 and 1998, respectively.

  Transactions in the allowance for loan losses were as follows (in thousands):
                                                             1999       1998      1997
Balance at beginning of year                               $ 3,405    $ 2,908    $2,403
Recoveries on loans                                            284        208       181
Provision charged to operations                                640      1,060       910
Loans charged-off                                             (628)      (771)     (586)
Balance at end of year                                     $ 3,701    $ 3,405    $2,908

  The following table provides information relating to the corporation's impaired loans (in thousands):
                                                                     December 31,
                                                                        1999      1998
Impaired loans with no related allowance due to write-downs           $   277    $  379
Impaired loans with a related allowance                                 1,213       537
  Recorded investment in impaired loans                               $ 1,490    $  916


Impaired loans on non-accrual status                                  $   442    $  468

Allowance related to impaired loans                                   $   427    $   25

Average recorded investment in impaired loans during the period       $ 1,014    $1,050

Related amount of interest income recognized on impaired loans        $    85    $   73

Amount of interest income on impaired loans using the cash
  basis method of accounting                                          $    39    $   10

NOTE 5--PREMISES AND EQUIPMENT

  Premises and equipment includes the following at December 31 (in thousands):
                                                                                                 1999       1998
  Premises                                                                                     $ 6,929    $ 6,822
  Equipment                                                                                      7,808      7,080
                                                                                                14,737     13,902
  Less accumulated depreciation and amortization                                                (7,753)    (6,666)
                                                                                               $ 6,984    $ 7,236

 The corporation recognized depreciation and amortization expense of $1,095,000, $1,008,000 and $883,000 for 1999, 1998 and 1997, respectively.

  The corporation and its subsidiaries occupy certain facilities under lease arrangements and lease certain equipment.  Rentals amounted to $327,000, $294,000 and $295,000 in 1999, 1998 and 1997, respectively.  Minimum annual rental commitments at
December 31, 1999, under noncancelable leases, principally for real estate and equipment, are payable as follows (in thousands):
                                                                                              Annual Rental
                                                                                               Payments
  2000                                                                                         $   297
  2001                                                                                             303
  2002                                                                                             277
  2003                                                                                             279
  2004                                                                                             284
  2005 and thereafter                                                                            1,894
    Total minimum lease payments                                                               $ 3,334



NOTE 6--SHORT-TERM BORROWINGS

  Short-term borrowings and weighted average interest rates outstanding at December 31, 1999 and 1998 are summarized as follows
 (in thousands, except percentages):
                                                1999                1998
Federal funds purchased                      $    300     6.00%   $     -    -
Securities sold under repurchase agreements    13,572     4.57%    13,227    4.01%
FHLB borrowings                                 5,894     5.78%     1,317    7.30%
Other                                           1,500     4.54%     1,107    4.12%
                                             $ 21,266     4.92%   $15,651    4.29%

  The securities sold under repurchase agreements represent collateral to the lending party and are primarily U.S. Treasury and agency securities.  These securities are maintained under the corporation's control.

NOTE 7--LONG-TERM BORROWINGS

The following table presents the annual maturities and weighted average rates of long-term borrowings at December 31, 1999
(in thousands):
                                           Annual          Weighted
                                         Maturities      Average Rate
        2001                             $   1,763           6.67%
        2002                                16,092           5.92%
        2003                                 1,200           6.75%
        2004                                     -               -
        2005 and thereafter                 30,000           5.42%
                                         $  49,055           5.66%

     The bank utilizes the services of the Federal Home Loan Bank of Pittsburgh
(FHLB) by periodically borrowing funds to manage interest rate risk and to provide match funding for specific loan and investment activities. The advances are fully collateralized as specified by the FHLB. Qualifying collateral includes U.S. Treasury, agency and mortgage-backed securities and residential real estate loans. The carrying value of the eligible collateral pledged at December 31, 1999 was $102,353,000 and $105,295,000 at December 31, 1998. These
advances are subject to restrictions or penalties related to prepayment.
        Interest expense on long-term borrowings was $2,758,000, $1,808,000 and $1,059,000 during 1999, 1998 and 1997, respectively.
        Included in long-term borrowings at December 31, 1999, were $2.2 million of amortizing advances with remaining amortization periods ranging from 8 to 28 months and final maturities through 2002. Also, $44.0 million of advances had conversion features whereby the FHLB may convert the advances to variable rates with subsequent quarterly resets. Upon conversion, the corporation has the option of putting the advances back to the FHLB. The conversion features extend between 1 and 71 months from December 31, 1999, and the advances have final maturities through 2014. At December 31, 1999, all advances had fixed rates of interest.

NOTE 8--SHAREHOLDERS' EQUITY
        On April 17, 1998, the Board of Directors declared a 4 for 3 stock split payable June 1, 1998, to shareholders of record May 1, 1998. Related to this split, the Board of Directors also approved an amendment to the Articles of Incorporation to increase the number of authorized shares of common stock from 6,750,000 shares to 9,000,000 shares and to reduce the par value per share from $1.11 to $.83. All per share data was retroactively adjusted to reflect these actions.
        The corporation maintains a dividend reinvestment plan which allows existing shareholders to reinvest cash dividends into additional shares of the corporation's common stock. The corporation has reserved 130,000 shares of common stock for issuance under this plan. As of December 31, 1999, 94,586 shares were available.
        The bank offers shares of the corporation's stock as one of several investment options in its defined contribution 401(k) plan. The corporation has reserved 25,000 shares of common stock for issuance to participants in the 401(k) plan. As of December 31, 1999, 21,045 shares were available.

        The corporation also maintains an employee stock purchase plan. This plan is intended to encourage employees of the corporation and its subsidiary to acquire a stake in the future of the corporation. The plan provides for the purchase of stock at 90% of the fair market value. The corporation has reserved 63,000 shares of common stock for issuance under the plan. As of December 31, 1999, 45,644 shares were available.
     The corporation adopted an omnibus stock plan effective January 15, 1993. This plan is intended to provide incentive compensation opportunities for selected officers and key employees of the corporation and its subsidiary. The corporation has reserved 252,000 shares of common stock for issuance pursuant to awards under this plan which must be granted within ten years from the effective date. As of December 31, 1999, 109,980 shares were available for the granting of additional awards. To date, only awards of stock options have been made from the plan.
     Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock Based Compensation", became effective in 1996. This statement encourages companies to recognize compensation expense for stock-based awards based on their fair value. The statement allows companies to continue to follow the existing intrinsic value method under Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees", with the requirement that disclosures be provided which present pro forma net income and earnings per share, had the new fair value method been used. The corporation has elected to continue to follow APB 25 to account for its employee stock purchase plan and employee stock options. No compensation expense was recognized under APB 25 for these plans.
        The pro forma compensation expense for employee stock options under the fair value method was determined with the aid of a Black-Scholes option pricing
model.   This option pricing model, like other models, requires the input of subjective assumptions. The weighted-average assumptions for 1999, 1998 and 1997, respectively, were: risk free interest rates of 6.41%, 4.87% and 5.77%; dividend yields of 3.23%, 2.48% and 2.30%; volatility factors of .160, .146 and
 .134; and a weighted average expected life of ten years. For purposes of pro forma disclosures, the discount related to the shares issued is considered compensation expense, whereas the estimated fair value of the options is amortized to expense over the options' vesting period. Furthermore, these disclosures are required to be applied prospectively from 1995. Therefore, the initial impact on pro forma net income may not be representative of future compensation expense since the impact of option awards prior to 1995 are not considered.


The corporation's pro forma information for the years-ended December 31 is as follows (in thousands, except per share data):
                                                                               1999       1998       1997
Pro forma net income                                                         $  4,648   $  4,169   $  3,762
Pro forma net income per share-basic and diluted                             $   1.18   $   1.06   $   0.96

  A summary of the corporation's stock option activity, and related information is as follows:
                                              1999                  1998                  1997
                                                       Weighted-             Weighted-             Weighted-
                                                        Average               Average               Average
                                                       Exercise              Exercise              Exercise
                                            Options      Price     Options     Price     Options     Price
Outstanding at beginning of year             99,322    $  15.87     97,555   $  15.30     61,481   $  14.19
Granted                                      31,315       15.37     30,193      17.31     42,616      16.74
Exercised                                    (3,960)      14.06    (13,903)     14.37          -        -
Forfeited                                    (2,520)      17.31    (14,523)     16.48     (6,542)     14.23

Outstanding at end of year                  124,157    $  15.77     99,322   $  15.87     97,555   $  15.30

Exercisable at end of year                   37,369    $  14.15     34,289   $  14.20     24,897   $  14.38
Weighted-average fair value of
  options granted during the year          $   3.55               $   3.82              $   4.35

  Options granted under the plan have ten-year terms and vest and become fully exercisable at the end of three years of continued employment. Exercise prices for options outstanding as of December 31, 1999 ranged from $13.88 to $17.38. The weighted average remaining contractual life of those options is 7.95 years.

  The following table sets forth capital ratios for the corporation and its bank subsidiary at December 31:
HANOVER BANCORP, INC.                                                                     1999       1998
  Tier 1 capital to risk-adjusted assets                                                    11.63%     12.02%
  Total capital to risk-adjusted assets                                                     12.79%     13.16%
  Leverage ratio                                                                             7.29%      8.04%

BANK OF HANOVER AND TRUST COMPANY
  Tier 1 capital to risk-adjusted assets                                                     9.72%     10.43%
  Total capital to risk-adjusted assets                                                     10.92%     11.60%
  Leverage ratio                                                                             6.03%      6.93%

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

NOTE  9 - NET INCOME PER SHARE

The computation of basic and diluted net income per share is as follows:
                                                                  Year-Ended December 31,
                                                                       1999              1998             1997
NUMERATOR:
  Numerator for basic and diluted
    net income per share-net income                               $  4,746,000       $4,251,000       $3,807,000

DENOMINATOR:
  Denominator for basic net income per share-
    weighted average shares outstanding                              3,922,144        3,933,587        3,930,705

  Effect of dilutive securities:
    Employee stock options                                               1,119           17,959              731

  Denominator for diluted net income per share-
    adjusted weighted average shares outstanding                     3,923,263        3,951,546        3,931,436

  Basic net income per share                                      $       1.21       $     1.08       $     0.97
  Diluted net income per share                                    $       1.21       $     1.08       $     0.97


        For additional disclosures regarding the outstanding employee stock options, see Note 8. The weighted average shares outstanding have been retroactively restated to reflect the stock split of June 1998.


Note 10 --OTHER COMPREHENSIVE INCOME


The components of other comprehensive income are as follows (in thousands):
                                                       Before-Tax    Tax     Net-of-Tax
                                                        Amount     Effects    Amount
Year-ended December 31, 1997
  Change in net unrealized gains on securities
    available-for-sale                                 $   2,267  $     771  $   1,496
  Less: reclassification adjustment for net gains
    realized in net income                                  (670)      (228)      (442)
  Other comprehensive income                           $   1,597  $     543  $   1,054


Year-ended December 31, 1998
  Change in net unrealized gains on securities
    available-for-sale                                 $     270  $      92  $     178
  Less: reclassification adjustment for net gains
    realized in net income                                  (949)      (323)      (626)
  Other comprehensive income                           $    (679) $    (231) $    (448)


Year-ended December 31, 1999
  Change in net unrealized gains (losses) on securities
    available-for-sale                                 $  (9,045) $  (3,075) $  (5,970)
  Less: reclassification adjustment for net gains
    realized in net income                                  (384)      (131)      (253)
  Other comprehensive income                           $  (9,429) $  (3,206) $  (6,223)

NOTE 11- INCOME TAXES

  The significant components of the corporation's deferred tax assets and liabilities as of December 31, 1999 and 1998, respectively, which are included in other assets are as follows (in thousands):
                                                         1999      1998
DEFERRED TAX ASSETS
  Net unrealized securities losses                     $2,586    $    -
  Loan loss reserve                                     1,001       901
  Deferred loan fees                                       75        96
  Deferred compensation                                   221       212
  Other                                                    48        43
    Total deferred tax assets                           3,931     1,252

DEFERRED TAX LIABILITIES
  Net unrealized securities gains                           -       620
  Depreciation                                            222       198
  Accretion                                               115        80
  Other                                                    98       103
    Total deferred tax liabilities                        435     1,001
      Net deferred tax assets                          $3,496    $  251

  The provision for income taxes included in the accompanying Statements of Income consists of the following (in thousands):

                                                         1999      1998      1997
Current                                                $1,434    $1,660    $1,502
Deferred                                                 (102)     (183)     (131)
                                                       $1,332    $1,477    $1,371


  A reconciliation of the federal statutory corporate income tax rate to the corporation's effective tax rate is as follows:
                                                         1999      1998      1997
Federal statutory tax rate                                34.0 %    34.0 %    34.0 %
Tax-exempt interest income                               (13.7)%   (10.3)%    (8.8)%
Other                                                      1.6 %     2.1 %     1.3 %
Effective tax rate                                        21.9 %    25.8 %    26.5 %

  Income taxes applicable to realized net securities gains included in the provision for income taxes totaled $131,000 in 1999, $323,000 in 1998 and $228,000 in 1997.

NOTE 12-RETIREMENT PLANS

      The bank provides a defined contribution 401(k) plan to all employees who have completed at least one year of employment as defined in the plan and are 21 years of age. In each pay period a participant may elect to defer up to 15% of base salary/wages for contribution to the plan up to the maximum allowable contribution as established by the Internal Revenue Service. The bank matches, in cash, 50% of the participant's contribution up to 4% of the participant's base salary/wages. Beginning in 1996, the bank started making a discretionary annual contribution to all eligible employees. The corporation's expense for the defined contribution plan, including the discretionary contribution, was $216,000, $212,000 and $205,000 in 1999, 1998 and 1997, respectively.
     The bank's defined benefit pension plan was curtailed on January 19, 1996. Under the curtailment, pension benefits were frozen as of March 31, 1996. On September 16, 1996, approximately two-thirds of the plan's benefit obligation was settled via the purchase of annuity contracts. The Plan was administered in frozen status until the termination date of July 24, 1998. As of December 31, 1998, all benefit obligations were settled through the distribution of plan assets.
      In 1996, as a result of the plan curtailment and the partial settlement, the corporation recognized a curtailment gain and a settlement loss. In 1998, as a result of the termination and final settlement, a settlement loss was recognized. These events were accounted for in accordance with Financial Accounting Standards Board Statement No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits".

    The following table sets forth the plan's funded status and amounts recognized in the corporation's balance sheet at December 31, 1999 and 1998 (in thousands):
                                                                                         1999      1998
Change in benefit obligation
Benefit obligation at beginning of year                                                 $  -     $ 1,041
Interest cost                                                                              -          73
Actuarial loss                                                                             -          93
Allocation of surplus to plan participants                                                 -          13
Benefits paid                                                                              -      (1,220)
Benefit obligation at end of year                                                          -         -

Change in plan assets
Fair value of plan assets at beginning of year                                             -       1,174
Actual return on plan assets                                                               -          46
Benefits paid                                                                              -      (1,220)
Fair value of plan assets at end of year                                                   -         -

Funded status                                                                              -         -
Unrecognized net actuarial loss                                                            -         -

    Prepaid benefit cost                                                                $  -     $   -

                                                                              Year-Ended December 31,
                                                                                1999     1998      1997
Components of net periodic benefit cost
Interest cost                                                                  $  -     $   73   $    73
Actual return on plan assets                                                      -        (46)     (100)
Net amortization and deferral                                                     -        (36)       21
    Net periodic pension cost before settlement                                   -         (9)       (6)
Settlement loss                                                                   -        261       -
    Net pension cost after settlement                                          $  -     $  252   $    (6)







NOTE 13--RELATED PARTY TRANSACTIONS

The bank has granted loans to the officers and directors of the corporation and its subsidiaries and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection. The aggregate dollar amount of these loans was $4,656,000 and $4,037,000 at December 31, 1999 and 1998,
respectively. During 1999, $997,000 of new loans were made and repayments totaled $378,000.
        In addition, the bank has securities sold under repurchase agreements to the directors of the corporation and its subsidiaries and to their associates. Related party securities sold under repurchase agreements are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons. The aggregate dollar amount of these agreements was $167,000 and $5,218,000 at December 31, 1999 and 1998, respectively.

NOTE 14--HANOVER BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION (in thousands)

                                                                         December 31,
BALANCE SHEETS                                                              1999      1998
ASSETS
  Cash                                                                    $   123   $   134
  Investment securities:
    Available-for-sale                                                        152     5,821
  Accrued interest receivable                                                   3         2
  Other assets                                                                165         -
  Investment in subsidiaries:
    Bank of Hanover and Trust Company                                      25,997    31,568
    HOVB Investment Co.                                                     6,774         -
      TOTAL ASSETS                                                        $33,214   $37,525

LIABILITIES AND SHAREHOLDERS' EQUITY
  Liabilities:
    Other liabilities                                                     $     -   $   148
    Dividends payable                                                         466       433
      TOTAL LIABILITIES                                                       466       581
  Shareholders' Equity:
    Common stock                                                            3,223     3,270
    Surplus                                                                18,271    19,144
    Accumulated other comprehensive income                                 (5,019)    1,204
    Retained earnings                                                      16,273    13,326
      TOTAL SHAREHOLDERS' EQUITY                                           32,748    36,944
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $33,214   $37,525


                                                                              Year-Ended December 31,
STATEMENTS OF INCOME                                                             1999           1998       1997
INTEREST INCOME
  Interest on investment securities:
    Taxable                                                                    $    85    $    64    $    60
    Tax-exempt                                                                      13         13         29
      TOTAL INTEREST INCOME                                                         98         77         89
NET SECURITIES GAINS                                                               101        725        526
OTHER EXPENSE
  Other operating expense                                                          128        135        130
  Income before applicable income taxes and equity in undistributed
    income of subsidiaries                                                          71        667        485
INCOME TAXES                                                                        (1)       248        169
  Income before equity in undistributed income of subsidiaries                      72        419        316

EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARIES
  Bank of Hanover and Trust Company                                              4,466      3,832      3,491
  HOVB Investment Co.                                                              208          -          -
      NET INCOME                                                               $ 4,746    $ 4,251    $ 3,807


                                                                                       Year-Ended December 31,
STATEMENTS OF CASH FLOWS                                                       1999       1998      1997
OPERATING ACTIVITIES
  Net income                                                                 $ 4,746    $ 4,251    $3,807
    Adjustments to reconcile net income to
     net cash provided by operating activities:
       Net securities gains                                                     (101)      (725)     (526)
       (Increase) decrease in interest receivable                                 (1)         9        (1)
       Increase in other assets                                                 (165)         -         -
       Increase (decrease) in other liabilities                                  (80)       124       (10)
       Increase (decrease) in accrued taxes                                      (23)      (201)      146
       Equity in undistributed income of subsidiaries                         (4,674)    (3,832)   (3,491)
         NET CASH USED IN OPERATING ACTIVITIES                                  (298)      (374)      (75)


INVESTING ACTIVITIES
  Proceeds from sales of available-for-sale investment securities              1,469      1,273     1,230
  Proceeds from maturities of investment securities                                -        200         -
  Purchases of investment securities                                          (2,496)    (4,239)     (894)
  Cash contributions to subsidiaries                                            (650)         -         -
  Cash dividends received from subsidiaries                                    4,650      3,660     1,677
     NET CASH PROVIDED BY INVESTING ACTIVITIES                                 2,973        894     2,013


FINANCING ACTIVITIES
  Cash dividends paid                                                         (1,766)    (1,593)   (1,447)
  Cash paid in lieu of fractional shares                                           -         (9)        -
  Proceeds from issuance of common stock                                         147        480        31
  Repurchase and retirement of common stock                                   (1,067)         -      (647)
     NET CASH USED IN FINANCING ACTIVITIES                                    (2,686)    (1,122)   (2,063)

DECREASE IN CASH                                                                 (11)      (602)     (125)
Cash at beginning of year                                                        134        736       861
CASH AT END OF YEAR                                                          $   123    $   134    $  736



     The corporation relies on dividends from Bank of Hanover and Trust Company to fund dividends paid to shareholders of the corporation. Under Pennsylvania statutes, the bank is restricted, unless prior regulatory approval is obtained, in the amount of dividends which it may declare in relation to its accumulated profits, less any required transfer to surplus. At December 31, 1999, retained earnings of the bank available for dividends were $21,486,000. These restrictions have not had, nor are they expected to have any impact on the corporation's dividend policy. Other regulatory restrictions limit the ability of the bank to transfer net assets to the corporation. At December 31, 1999, these restricted net assets amounted to $7,783,000.

NOTE 15--FAIR VALUE OF FINANCIAL INSTRUMENTS
(in thousands)

                                                                     December 31,
                                                          1999                        1998
                                                        Carrying        Fair        Carrying     Fair
                                                         Amount        Value         Amount      Value
FINANCIAL ASSETS
  Cash and short-term investments                      $  20,647    $   20,647      $ 26,233   $ 26,233
  Investment securities                                  171,058       171,061       144,961    144,996
  Loans                                                  298,975                     289,340
    Less: Allowance for loan losses                       (3,701)                     (3,405)
  Net loans                                              295,274       295,224       285,935    293,749
      TOTAL FINANCIAL ASSETS                           $ 486,979    $  486,932      $457,129   $464,978

FINANCIAL LIABILITIES
  Deposits                                             $ 396,509    $  394,589      $364,008   $367,016
  Short-term borrowings                                   21,266        21,266        15,651     15,651
  Long-term borrowings                                    49,055        47,884        49,136     51,380
      TOTAL FINANCIAL LIABILITIES                      $ 466,830    $  463,739      $428,795   $434,047



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

Off-balance sheet items: The estimated fair value of unfunded loan commitments and standby letters of credit approximate the notional amounts due to the predominating variable rate and short-term nature of these items. The notional amounts of these items totaled $52,204,000 and $61,146,000 at December 31, 1999 and 1998, respectively.


NOTE 16 - COMMITMENTS AND CONTINGENCIES

        As of December 31, 1999, the bank had commitments outstanding to extend credit totaling $50,053,000 and commitments under outstanding standby letters of credit totaling $2,151,000. Credit commitments generally require the customers to maintain certain credit standards and are funded at rates and terms prevailing at the time of extension. Management does not anticipate any material losses as a result of these credit commitments.
     The corporation is party to various legal proceedings generally incidental to its business. Based on evaluation of these matters and discussions with counsel, management believes that liabilities to the corporation arising from these matters will not have a material adverse effect on the financial condition of the corporation.


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

NOTE 18--ACCOUNTING CHANGES

        In June 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information". This statement establishes standards for the reporting of financial information from operating segments in annual and interim financial statements. It requires that segment financial information be reported on the basis that it is reported internally. FASB 131 is effective for fiscal years beginning after December 15, 1997. Management does not currently utilize discrete financial information to assess the performance of individual operating segments. However, a profitability management system is currently under development and will provide a means to further assess this reporting standard. Possible future implementation of these disclosure requirements will have no impact on the corporation's financial condition or results of operations.
        In June 1998, FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement requires the recognition of derivative instruments as assets or liabilities, measured at fair value. In July 1999, FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No. 133". This standard delayed the effective date for FASB 133 to fiscal years beginning after June 15, 2000. Based upon the corporation's preliminary review, FASB 133 is not expected to have an impact on its liquidity, capital resources or results of operations.
      In October 1998, FASB issued Statement No. 134, " Accounting for Mortgage Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise". This statement amends FASB Statement No. 65, "Accounting for Certain Mortgage Banking Activities" to require that after the securitization of mortgage loans, the classification of the resulting mortgage-backed securities be based on the ability and intent to sell or hold the securities. This standard was effective on January 1, 1999. The corporation is not currently involved in any transactions which fall under the definitions of this standard, therefore it has not had an impact on the corporation's liquidity, capital resources or results of operations.
        During the fourth quarter of 1999, FASB issued an Exposure Draft on Business Combinations and Intangible Assets. Under the proposed draft, companies would: account for all business combinations using the purchase method; amortize goodwill over its useful economic life, but in no event over a period longer than 20 years; present goodwill charges on a net-of-tax basis as the last component of continuing operations on the income statement; recognize negative goodwill as an extraordinary gain; and recognize all reliably measurable identifiable intangible assets at their fair value, among other recommendations. The FASB expects to issue a final statement in the fourth quarter of 2000, applicable to business combinations and to intangible assets acquired in transactions initiated after the issuance date of the final statement.


NOTE 19 - SUBSEQUENT EVENT

        On January 25, 2000, the corporation entered into an agreement to merge with Sterling Financial Corporation. Sterling is a two-bank holding company with assets of over $1 billion and is headquartered in Lancaster, PA. It is the parent company for Bank of Lancaster County, N.A., in Lancaster, PA and First National Bank of North East, in North East, MD.
        Under the terms of the agreement, Hanover Bancorp shareholders will receive .93 shares of Sterling Financial Corp. common stock for each share of Hanover Bancorp common stock in a tax-free exchange. The merger, which is subject to shareholder and regulatory approvals, is expected to be accounted for as a pooling of interests. The Bank of Hanover and Trust Co. and HOVB Investment Co. will operate as subsidiaries of Sterling after the merger is completed.

NOTE 20 - QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following is a summary of the corporation's quarterly results (in thousands, except per share data):
                                                                                            Full
                                                       First   Second    Third   Fourth     Year
1999
  Interest income                                     $8,058   $8,346   $8,654   $8,851   $33,909
  Interest expense                                     4,199    4,320    4,573    4,725    17,817
  Net interest income                                  3,859    4,026    4,081    4,126    16,092
  Provision for loan losses                              195      195      150      100       640
  Net securities gains                                    76       85       90      133       384
  Other income                                         1,015      960      969      959     3,903
  Other expense                                        3,388    3,423    3,461    3,389    13,661
  Income taxes                                           303      309      329      391     1,332
  Net income                                           1,064    1,144    1,200    1,338     4,746

  Net income per share-basic and diluted                0.27     0.29     0.31     0.34      1.21


1998
  Interest income                                     $7,477   $7,804   $7,976   $7,982   $31,239
  Interest expense                                     3,732    3,933    4,113    4,076    15,854
  Net interest income                                  3,745    3,871    3,863    3,906    15,385
  Provision for loan losses                              445      210      210      195     1,060
  Net securities gains                                   348      384      142       75       949
  Other income                                           728      814      807    1,012     3,361
  Other expense                                        3,094    3,455    3,134    3,224    12,907
  Income taxes                                           341      371      379      386     1,477
  Net income                                             941    1,033    1,089    1,188     4,251

  Net income per share-basic and diluted                0.24     0.26     0.28     0.30      1.08

                                         61