Form 10-K/A, Exhibit 13
period 1999-12-31
HANOVER BANCORP INC
filed 2000-04-26
CIK 713094

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

See accompanying notes.

Consolidated Statements of Cash Flows
(in thousands)


                                                                           Year-Ended December 31,
                                                                              1999      1998     1997
OPERATING ACTIVITIES

Net income                                                                  $  4,746  $  4,251  $  3,807
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Provision for loan losses                                                    640     1,060       910
    Provision for depreciation and amortization                                1,095     1,008       883
    Securities gains                                                            (384)     (949)     (670)
    Increase in net deferred tax assets                                          (39)     (200)      (27)
    Increase in interest receivable                                             (528)     (294)     (296)
    Increase (decrease) in interest payable                                      (67)      119       218
    (Increase) decrease in other assets                                         (460)      436      (905)
    Increase in other liabilities                                                 58       441       135
    Increase (decrease) in accrued taxes                                         (32)     (107)      189
    Loans originated for sale                                                (12,975)  (21,256)   (6,324)
    Proceeds from sale of loans originated for sale                           14,442    19,948     5,930
      NET CASH PROVIDED BY
      OPERATING ACTIVITIES                                                     6,496     4,457     3,850

INVESTING ACTIVITIES

Net increase in loans                                                        (11,446)  (22,509)  (29,553)
Proceeds from sale of loans                                                        -    11,389     6,640
Proceeds from sale of available-for-sale investment securities                28,516    10,690    16,420
Proceeds from maturities of investment securities                             17,900    21,710     8,288
Purchases of investment securities                                           (81,558)  (79,450)  (43,980)
Proceeds from maturities of short-term investments                             8,000     1,600    32,000
Purchases of short-term investments                                           (8,337)      (40)  (33,547)
Purchases of premises and equipment                                             (843)   (1,228)     (824)
      NET CASH USED IN
      INVESTING ACTIVITIES                                                   (47,768)  (57,838)  (44,556)

FINANCING ACTIVITIES

Net increase in demand deposits, NOW accounts,
  money market accounts, and savings accounts                                 17,052    19,345    28,321
Net increase in certificates of deposit and other time deposits               15,449    14,712     4,626
Net increase in borrowed funds                                                 5,534    26,902    13,585
Cash dividends paid                                                           (1,766)   (1,593)   (1,447)
Cash paid in lieu of fractional shares                                             -        (9)        -
Proceeds from issuance of common stock                                           147       480        31
Repurchase and retirement of common stock                                     (1,067)        -      (647)
      NET CASH PROVIDED BY
      FINANCING ACTIVITIES                                                    35,349    59,837    44,469

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              (5,923)    6,456     3,763

Cash and cash equivalents at beginning of year                                26,174    19,718    15,955
  CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $ 20,251  $ 26,174  $ 19,718

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